SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August 13, 2002

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP
(Registrant)

Basic Sanitation Company of the State of São Paulo—SABESP
(Translation of registrant's name into English)

Rua Costa Carvalho, 300
05429-900 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F √ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes___ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

By: ______________________

Name: Paulo Domingos Knippel Galletta

Title: Economic and Financial Officer

Dated: August 13, 2002

EXHIBIT INDEX

081642-0015-02676-NY01.2212499.3

Exhibit 1

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BASICO ESTADO SÃO PAULO	43.776.517/0001-80
4 - NIRE		
35300016831		

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
Rua Costa Carvalho, 300	Pinheiros

3 - CEP	4 - MUNICÍPIO	5 - UF
05429-900	São Paulo	SP

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	3388-8000	3388-8200	3388-8201	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
011	3813-0254	-	-	

15 - E-MAIL
acarmignani@sabesp.com.br

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME
Paulo Domingos Knippel Galletta

2 - ENDEREÇO COMPLETO	3 - BAIRRO OU DISTRITO
Rua Costa Carvalho, 300	Pinheiros

4 - CEP	5 - MUNICÍPIO	6 - UF
05429-900	São Paulo	SP

7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
011	3388-8386	3388-8426	3388-8122	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
011	3815-4465	-	-	

16 - E-MAIL
pgalletta@sabesp.com.br

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2002	31/12/2002	2	01/04/2002	30/06/2002	1	01/01/2002	31/03/2002

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES	00287-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
Júlio César dos Santos	591.515.108-63

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BASICO ESTADO SÃO PAULO	43.776.517/0001-80

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/06/2002	2 - TRIMESTRE ANTERIOR 31/03/2002	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/06/2001
Do Capital Integralizado			
1 - Ordinárias	28.479.577	28.479.577	28.479.577
2 - Preferenciais	0	0	0
3 - Total	28.479.577	28.479.577	28.479.577
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Estatal
4 - CÓDIGO ATIVIDADE 1990300 - Serv.de Água, Saneamento e Gás
5 - ATIVIDADE PRINCIPAL Captação,Tratam.,Distr.de Água;Coleta,Tratam.de Esgoto
6 - TIPO DE CONSOLIDADO Não Apresentado
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	30/01/2002	Juros Sobre Capital Própr	26/06/2002	ON	0,0172000000
02	RCA	29/04/2002	Juros Sobre Capital Própr	io	ON	0,0038000000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BASICO ESTADO SÃO PAULO	43.776.517/0001-80

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
09/08/2002	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BASICO ESTADO SÃO PAULO	43.776.517/0001-80

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2002	4 - 31/03/2002
1	Ativo Total	16.475.461	15.852.369
1.01	Ativo Circulante	1.838.421	1.325.954
1.01.01	Disponibilidades	761.520	333.282
1.01.01.01	Caixa, Bancos e Aplicações Financeiras	696.695	250.502
1.01.01.02	Debêntures em Tesouraria	47.428	47.395
1.01.01.03	Compra de Moeda Estrangeira	0	33.565
1.01.01.04	Outras Disponibilidades	17.397	1.820
1.01.02	Créditos	903.996	869.705
1.01.02.01	Clientes	903.996	869.705
1.01.03	Estoques	18.360	19.181
1.01.03.01	Almoxarifados de Operação	18.360	19.181
1.01.04	Outros	154.545	103.786
1.01.04.01	Contas a Receber de Acionista	74.363	47.984
1.01.04.02	Adiantamento de 13° salário	8.481	5.924
1.01.04.03	Tributos a Compensar	53.268	32.952
1.01.04.04	Demais Contas a Receber	18.433	16.926
1.02	Ativo Realizável a Longo Prazo	1.023.301	910.241
1.02.01	Créditos Diversos	1.023.301	910.241
1.02.01.01	Clientes	8.598	9.820
1.02.01.02	Indenizações a Receber	148.794	148.794
1.02.01.03	Depósitos Judiciais e Outros	32.346	17.136
1.02.01.04	Incentivos Fiscais	4.157	4.157
1.02.01.05	Impostos e Contribuições Diferidos	222.032	105.096
1.02.01.06	Acordo GESP	607.374	625.238
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	13.613.739	13.616.174
1.03.01	Investimentos	740	740
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	740	740
1.03.01.03.01	Ações em Outras Companhias	669	669
1.03.01.03.02	Ações em Outras Cias. com Incent. Fiscal	49	49
1.03.01.03.03	Depósitos Compulsórios - Eletrobrás	22	22
1.03.02	Imobilizado	13.495.797	13.500.274
1.03.02.01	Imobilizações Técnicas	11.094.978	11.075.672
1.03.02.02	Obras em Andamento	2.400.819	2.424.602
1.03.03	Diferido	117.202	115.160

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BASICO ESTADO SÃO PAULO	43.776.517/0001-80

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2002	4 -31/03/2002
1.03.03.01	Despesas de Organ. e Reorganiz.	117.202	115.160

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BASICO ESTADO SÃO PAULO	43.776.517/0001-80

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2002	4 - 31/03/2002
2	Passivo Total	16.475.461	15.852.369
2.01	Passivo Circulante	1.528.887	1.392.327
2.01.01	Empréstimos e Financiamentos	501.255	410.620
2.01.02	Debêntures	21.024	3.095
2.01.02.01	Juros sobre Debêntures	21.024	3.095
2.01.03	Fornecedores	41.114	40.776
2.01.04	Impostos, Taxas e Contribuições	79.632	114.606
2.01.04.01	Cofins e Pasep	6.550	6.346
2.01.04.02	I.N.S.S.	11.773	8.828
2.01.04.03	Programa Refis	60.123	58.718
2.01.04.04	Contribuição Social	0	4.733
2.01.04.05	Imposto de Renda	0	29.885
2.01.04.06	Outros	1.186	6.096
2.01.05	Dividendos a Pagar	0	0
2.01.06	Provisões	296.309	257.770
2.01.06.01	Férias	75.266	64.573
2.01.06.02	13° Salário	24.482	11.607
2.01.06.03	Encargos Sociais	2.440	2.535
2.01.06.04	Cofins/Pasep - Lei 9718/98	137.741	123.386
2.01.06.05	Finsocial	52.928	52.217
2.01.06.06	Para Contingências com Clientes	3.452	3.452
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	589.553	565.460
2.01.08.01	Salários e Encargos	21.568	11.791
2.01.08.02	Serviços	36.339	24.406
2.01.08.03	Juros sobre Capital Próprio a Pagar	529.156	528.341
2.01.08.04	Outras Obrigações	2.490	922
2.02	Passivo Exigível a Longo Prazo	7.275.084	6.459.818
2.02.01	Empréstimos e Financiamentos	5.632.559	5.145.929
2.02.02	Debêntures	1.115.595	713.094
2.02.02.01	Debêntures 3ª emissão	413.094	413.094
2.02.02.02	Debêntures 4ª emissão	300.000	300.000
2.02.02.03	Debêntures 5ª emissão	402.501	0
2.02.03	Provisões	122.339	92.226
2.02.03.01	Prov. para Indenização Trabalhista	16.247	15.700
2.02.03.02	Prov. para Impostos e Contribuições	0	0
2.02.03.03	Encargos Previdenciários	4.987	4.892
2.02.03.04	Com Fornecedores	96.496	68.143
2.02.03.05	Outras	4.609	3.491
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	404.591	508.569

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BASICO ESTADO SÃO PAULO	43.776.517/0001-80

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2002	4 -31/03/2002
2.02.05.01	Impostos e Contribuições Diferidos	245.212	250.101
2.02.05.02	Programa Refis	100.205	112.542
2.02.05.03	Juros sobre Capital Próprio a Pagar	0	103.622
2.02.05.04	Outras Obrigações	59.174	42.304
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	7.671.490	8.000.224
2.05.01	Capital Social Realizado	3.403.688	3.403.688
2.05.02	Reservas de Capital	42.016	41.458
2.05.02.01	Auxílio para Obras	26.236	25.678
2.05.02.02	Reserva de Incentivos	15.780	15.780
2.05.03	Reservas de Reavaliação	2.904.615	2.927.959
2.05.03.01	Ativos Próprios	2.904.615	2.927.959
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	1.598.217	1.598.217
2.05.04.01	Legal	104.674	104.674
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	1.493.543	1.493.543
2.05.04.07.01	Reserva para Investimentos	1.493.543	1.493.543
2.05.05	Lucros/Prejuízos Acumulados	(277.046)	28.902

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BASICO ESTADO SÃO PAULO	43.776.517/0001-80

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2002 a 30/06/2002	4 - 01/01/2002 a 30/06/2002	5 - 01/04/2001 a 30/06/2001	6 - 01/01/2001 a 30/06/2001
3.01	Receita Bruta de Vendas e/ou Serviços	980.195	1.903.696	846.531	1.740.839
3.01.01	Fornecimento de Água - Varejo	496.631	970.072	425.845	893.733
3.01.02	Fornecimento de Água - Atacado	55.878	110.525	48.625	95.549
3.01.03	Coleta e Tratamento de Esgoto	387.659	754.266	331.355	685.061
3.01.04	Prestação de Outros Serviços	40.027	68.833	40.706	66.496
3.02	Deduções da Receita Bruta	(28.025)	(54.629)	(25.782)	(52.673)
3.03	Receita Líquida de Vendas e/ou Serviços	952.170	1.849.067	820.749	1.688.166
3.04	Custo de Bens e/ou Serviços Vendidos	(459.845)	(872.873)	(386.351)	(766.252)
3.05	Resultado Bruto	492.325	976.194	434.398	921.914
3.06	Despesas/Receitas Operacionais	(965.110)	(1.302.876)	(473.265)	(967.790)
3.06.01	Com Vendas	(84.098)	(200.039)	(93.833)	(196.089)
3.06.02	Gerais e Administrativas	(55.296)	(101.691)	(47.249)	(90.570)
3.06.03	Financeiras	(825.716)	(1.001.146)	(332.183)	(681.131)
3.06.03.01	Receitas Financeiras	34.538	66.572	7.690	27.425
3.06.03.01.01	Receitas Financeiras	35.796	69.044	7.986	28.473
3.06.03.01.02	Cofins / Pasep	(1.258)	(2.472)	(296)	(1.048)
3.06.03.02	Despesas Financeiras	(860.254)	(1.067.718)	(339.873)	(708.556)
3.06.03.02.01	Despesas Financeiras	(860.254)	(1.067.718)	(339.873)	(708.556)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	(472.785)	(326.682)	(38.867)	(45.876)
3.08	Resultado Não Operacional	(108)	(7.967)	(1.937)	(28.814)
3.08.01	Receitas	3.735	4.767	4.399	6.173
3.08.01.01	Receitas	3.914	4.971	4.477	6.294
3.08.01.02	Cofins / Pasep	(179)	(204)	(78)	(121)
3.08.02	Despesas	(3.843)	(12.734)	(6.336)	(34.987)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BASICO ESTADO SÃO PAULO	43.776.517/0001-80

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2002 a 30/06/2002	4 - 01/01/2002 a 30/06/2002	5 - 01/04/2001 a 30/06/2001	6 - 01/01/2001 a 30/06/2001
3.08.02.01	Perda na Baixa de Bens do Imobilizado	(3.509)	(9.804)	(5.929)	(32.184)
3.08.02.02	Outras	(334)	(2.930)	(407)	(2.803)
3.09	Resultado Antes Tributação/Participações	(472.893)	(334.649)	(40.804)	(74.690)
3.10	Provisão para IR e Contribuição Social	34.618	0	(6.995)	(31.412)
3.10.01	Provisão para Imposto de Renda	29.885	0	(7.828)	(29.609)
3.10.02	Provisão para Contribuição Social	4.733	0	833	(1.803)
3.11	IR Diferido	117.458	133.586	10.601	45.130
3.11.01	Imposto de Renda Diferido	69.910	74.567	446	14.411
3.11.02	Contribuição Social Diferida	35.725	35.373	(1.668)	7.085
3.11.03	Reversão do Imposto de Renda Diferido	11.823	23.646	11.823	23.634
3.12	Participações/Contribuições Estatutárias	(8.475)	(16.951)	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	(8.475)	(16.951)	0	0
3.12.02.01	Item Extraordinário	(8.475)	(16.951)	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	(329.292)	(218.014)	(37.198)	(60.972)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	28.479.577	28.479.577	28.479.577	28.479.577
	LUCRO POR AÇÃO				
	PREJUÍZO POR AÇÃO	(0,01156)	(0,00766)	(0,00131)	(0,00214)

04.01 - NOTAS EXPLICATIVAS

1. CONTEXTO OPERACIONAL

A Companhia de Saneamento Básico do Estado de São Paulo - SABESP tem por objeto social a operação dos sistemas públicos de água e esgoto no Estado de São Paulo, mediante a concessão desses serviços, a uma vasta rede de clientes residenciais, comerciais, industriais e governamentais. A companhia também fornece água por atacado a municípios da Região Metropolitana de São Paulo que não possuem sistemas de abastecimento de água.

A companhia fornece serviços de água e esgoto a 322 municípios do Estado de São Paulo, mediante a concessão destes. Substancialmente, todas as concessões têm prazo de duração de 30 anos, sendo que uma delas expira em 2004 e as restantes, entre 2005 e 2029. As concessões podem ser automaticamente renovadas por períodos iguais do contrato inicial, a menos que o município ou a SABESP se utilizem do direito de rescindir a concessão pelo menos seis meses antes da data de expiração da concessão.

A companhia não detém uma concessão formal para o fornecimento dos serviços de água e esgoto na cidade de São Paulo, que responde pela grande maioria da receita de serviços prestados, e em outros 43 municípios do Estado de São Paulo, operando nesses casos amparado em escritura pública de autorização. Com exceção da cidade de Santos, nenhum desses municípios possui população expressiva. A companhia entende que é possuidora do direito de fornecer tais serviços com base, entre outros aspectos, na posse dos sistemas de água e esgoto que servem a Cidade de São Paulo e aos demais municípios e em certos direitos sucessórios adquiridos a partir da fusão que gerou a SABESP.

2. APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

As demonstrações financeiras foram elaboradas de acordo com os princípios contábeis previstos na legislação societária brasileira e nas instruções da Comissão de Valores Mobiliários - CVM.

Essas demonstrações são identificadas pela expressão "pela legislação societária". Estão sendo apresentadas, também, informações suplementares "em moeda de poder aquisitivo constante", elaboradas de acordo com os critérios descritos na nota 4.

3. PRINCIPAIS PRÁTICAS CONTÁBEIS

(a) Apuração do resultado

(i) Receitas com vendas e prestação de serviços

O fornecimento de água e os serviços de coleta e tratamento de esgotos sanitários, não faturados até a data do encerramento do período/exercício, são mensurados e registrados contabilmente, em

04.01 - NOTAS EXPLICATIVAS

contrapartida do contas a receber de clientes, de forma a possibilitar a contraposição dos custos e das receitas no respectivo período/exercício.

(ii) Despesas e receitas financeiras

Representadas substancialmente por juros, variações monetárias e cambiais, decorrentes de empréstimos e financiamentos, e aplicações financeiras, calculados e registrados contabilmente pelo regime de competência.

(iii) Imposto de renda e contribuição social

As provisões para o imposto de renda e imposto de renda diferido sobre diferenças temporais são constituídas à alíquota-base de 15% mais adicional de 10%. As provisões para contribuição social sobre o lucro e a diferida são constituídas à alíquota de 9%.

(iv) Demais receitas e despesas

As demais receitas e despesas são reconhecidas pelo regime de competência.

(b) Aplicações financeiras

Representadas substancialmente por Certificados de Depósitos Bancários - CDBs, são registradas pelos valores das aplicações, acrescidos dos rendimentos auferidos ("pro - rata temporis") até a data do encerramento do período/exercício.

(c) Provisão para devedores duvidosos

Constituída por montante considerado suficiente para cobrir prováveis perdas na realização de contas a receber de clientes, registrada em contrapartida do resultado do exercício, na rubrica "despesas com vendas".

(d) Estoques

Os estoques de materiais destinados ao consumo e à manutenção dos sistemas de água e esgoto são avaliados ao custo médio de aquisição e estão classificados no ativo circulante.

Os estoques destinados a investimentos estão classificados no ativo imobilizado pelo custo histórico.

(e) Demais ativos circulantes e realizável a longo prazo

Os demais ativos circulantes e realizável a longo prazo são demonstrados aos valores de custo ou realização, incluindo, quando aplicável, os rendimentos auferidos.

(f) Permanente

Demonstrado ao custo corrigido até 31 de dezembro de 1995, combinado com os seguintes aspectos:

Depreciações de bens do imobilizado, pelo método linear, às taxas anuais mencionadas na nota 7.

Reavaliação de bens do imobilizado, efetuada em duas etapas em 1990 e 1991, com base em laudo de avaliação emitido por peritos independentes, realizada mediante depreciação, alienação e baixas dos respectivos bens, em contrapartida da conta "Lucros acumulados".

Amortizações do ativo diferido calculadas pelo método linear e pelo período de cinco anos a partir da data em que os benefícios começam a ser gerados.

Os encargos financeiros relacionados a financiamentos, obtidos junto a terceiros, destinados a obras em andamento, são apropriados ao custo das mesmas.

(g) Empréstimos e financiamentos

Atualizados com base nas variações monetárias e cambiais, acrescidos dos respectivos encargos incorridos até a data do encerramento do período/exercício.

(h) Provisão para contingências

Constituída para cobertura de eventuais perdas, avaliadas como prováveis por consultores jurídicos e de valor estimável , relacionadas a processos trabalhistas, tributários, cíveis e comerciais, nas instâncias administrativas e judiciais.

(i) Demais passivos circulante e exigível a longo prazo

Os demais passivos circulante e exigível a longo prazo são demonstrados pelos valores conhecidos ou exigíveis, acrescidos, quando aplicável, dos correspondentes encargos, variações monetárias e cambiais.

4. INFORMAÇÃO SUPLEMENTAR EM "MOEDA DE PODER AQUISITIVO CONSTANTE"

a) Índice de atualização

A atualização monetária das operações relativas ao ativo permanente, patrimônio líquido, das contas de resultado e apuração de ganhos e perdas nos itens monetários foi mensurada com base na variação da Unidade Monetária Contábil - UMC, considerando como base a variação do Índice Geral de Preços - Mercado - IGP-M, no 2º trimestre de 2,96% e o acumulado do ano de 3,48%.

(b) Contas patrimoniais

Os montantes relativos aos ativos e passivos monetários apresentados em "moeda de poder aquisitivo constante" são idênticos àqueles apresentados "pela legislação societária", exceto pelos valores a receber de clientes, a pagar a fornecedores e empreiteiros, imposto de renda e contribuição social diferidos no exigível a longo prazo que estão ajustados para refletir o poder aquisitivo ou a realização em moeda de 30 de junho de 2002, tomando-se por base a taxa divulgada pela Associação Nacional de Bancos de Investimento - ANBID.

O ativo permanente e o patrimônio líquido foram corrigidos com base na variação mensal da UMC, atualizada pelo IGP-M até 30 de junho de 2002.

(c) Contas do resultado

Todas as contas foram atualizadas monetariamente com base na variação da UMC, a partir do mês de sua contabilização, ajustadas pelos ganhos e perdas inflacionários apurados sobre os saldos iniciais e finais de cada mês dos ativos e passivos monetários, e que geraram despesas e receitas financeiras ou inflacionárias nominais, os quais foram considerados como redutores das respectivas contas de resultado a que se vinculam.

(d) Impostos e contribuições diferidos

O imposto de renda e a contribuição social diferidos foram calculados com base nas alíquotas de 15% mais adicional de 10% e 9%, respectivamente, sobre o montante da mais-valia dos bens e direitos do ativo permanente gerada pelo resultado da sua atualização monetária, em conformidade com as instruções da CVM, consubstanciada no Pronunciamento do IBRACON - Instituto dos Auditores Independentes do Brasil no. 99/006.

Os montantes apresentados estão em moeda de poder aquisitivo de 30 de junho de 2002.

		Em milhares de R$
BALANÇO PATRIMONIAL	Moeda Nominal	Moeda de Poder Aquisitivo Constante
ATIVO TOTAL	16.475.461	25.420.228
ATIVO CIRCULANTE	1.838.421	1.836.337
ATIVO REALIZÁVEL A LONGO PRAZO	1.023.301	1.023.301
ATIVO PERMANENTE	13.613.739	22.560.590
Investimentos	740	1.226
Imobilizado	13.495.797	22.389.974
Diferido	117.202	169.390
PASSIVO TOTAL	16.475.461	25.420.228
PASSIVO CIRCULANTE	1.528.887	1.527.619
PASSIVO EXIGÍVEL A LONGO PRAZO	7.275.084	9.943.084
PATRIMÔNIO LÍQUIDO	7.671.490	13.949.525
Capital Social Realizado	3.403.688	6.093.512
Reservas de Capital	42.016	62.663
Reservas de Reavaliação	2.904.615	5.245.622
Reservas de Lucro	1.598.217	2.856.942
Lucros/Prejuízos Acumulados	(277.046)	(309.214)

04.01 - NOTAS EXPLICATIVAS

Em milhares de R$

DEMONSTRAÇÃO DO RESULTADO	Moeda Nominal	Moeda de Poder Aquisitivo Constante
Receita Líquida de Venda e/ou Serviços Vendidos	1.849.067	1.880.911
Custo de Bens e/ou Serviços Vendidos	(872.873)	(1.057.683)
Resultado Bruto	976.194	823.228
Despesas com Vendas	(200.039)	(198.079)
Despesas Administrativas	(101.691)	(102.825)
Resultado Antes das Financeiras Líquidas	674.464	522.324
Financeiras Líquidas	(1.001.146)	(829.656)
Resultado Operacional	(326.682)	(307.332)
Resultado não Operacional	(7.967)	(15.849)
Resultado antes da Tributação e Participações	(334.649)	(323.181)
Provisão para Imposto de Renda e Contribuição Social	-	-
Imposto de Renda e Contribuição Social Diferidos	133.586	126.892
Item extraordinário líquido de IR/CS	(16.951)	(17.383)
Prejuízo do Período	(218.014)	(213.672)
Prejuízo por Ação	(0,00766)	(0,00750)

CONCILIAÇÃO DO RESULTADO DO PERÍODO E PATRIMÔNIO LÍQUIDO

Em milhares de R$

	Prejuízo do Período	Patrimônio Líquido
	Janeiro a Junho de 2002	
Legislação Societária	(218.014)	7.671.490
Correção Monetária		
Do Permanente	576.010	8.946.851
Do Patrimônio Líquido	(564.807)	
Ajuste a Valor Presente – Líquido	622	(816)
Reversão (provisão) de Impostos		
Imposto de Renda	(5.502)	(1.961.765)
Contribuição Social	(1.981)	(706.235)
Em Moeda de Poder Aquisitivo Constante	(213.672)	13.949.525

5. CLIENTES

Os valores a receber de clientes (exceto acordos) não consideram multa, juros ou qualquer forma de atualização monetária por atraso em seus pagamentos e podem ser assim demonstrados:

(a) Saldos Patrimonias

Em milhares de R$

	Jun/02	Mar/02
No circulante		
De Particulares		
- Rol Comum (i)	334.800	375.550
- Rol Especial (ii)	79.214	71.338
- Acordos (iii)	45.780	45.487
	459.794	492.375
De Entidades Públicas :		
- Municipal – Capital	201.738	157.150
- Municipal – Outros	43.039	43.714
- Estadual – a vencer	34.707	32.239
– vencidos	60.545	43.165
Total Estadual	95.252	75.404
- Acordo GESP	37.706	28.279
- Federal	12.133	10.906
	389.868	315.453
Por atacado - Prefeituras		
- Guarulhos	171.705	155.151
- Mauá	39.925	37.658
- Mogi das Cruzes	3.955	3.818
- Santo André	138.787	130.836
- São Bernardo do Campo	130.691	124.642
- São Caetano do Sul	2.941	2.791
- Diadema	34.166	32.236
	522.170	487.132
Fornecimentos à Faturar	174.824	196.434
Sub total	1.546.656	1.491.394
Provisão para Devedores Duvidosos		
Particulares e Públicas	(259.852)	(253.907)
Fornecimento por Atacado	(382.808)	(367.782)
	(642.660)	(621.689)
Total	903.996	869.705

04.01 - NOTAS EXPLICATIVAS

Os valores a receber de clientes particulares referem-se a (i) rol comum – residenciais e pequenas e médias empresas, (ii) rol especial – grandes consumidores, comércio, indústrias, condomínios e consumidores com características especiais de faturamento (efluentes industriais, poços etc.) (iii) acordos – parcelamento de débito tarifário.

(b) Demonstração por vencimento

Em milhares de R$

	Jun/02	Mar/02
Valores a Vencer	412.113	403.690
Vencidas até 30 dias	122.724	124.707
Vencidas de 31 a 60 dias	61.240	42.241
Vencidas de 61 a 90 dias	44.959	26.469
Vencidas de 91 a 120 dias	54.059	23.490
Vencidas de 121 a 180 dias	66.440	68.154
Vencidas de 181 a 360 dias	140.750	156.779
Vencidas acima de 360 dias	644.371	645.864
Sub total	1.546.656	1.491.394
Provisão para devedores duvidosos	(642.660)	(621.689)
Total	903.996	869.705

(c) Provisão para Devedores Duvidosos

O montante do complemento da provisão, no exercício pode ser assim representado:

Em milhares de R$

	2° tri/02	1° tri/02
	Complemento	Complemento
Saldo anterior	621.689	623.351
De particulares / entidades públicas	4.281	(1.662)
Fornecimento por Atacado - Prefeituras	16.690	-
Total do trimestre	20.971	(1.662)
Saldo atual	642.660	621.689

(i) A Companhia contabilizou prováveis perdas de créditos no contas a receber apuradas no 2° trimestre de 2002, no montante de R$ 28.660 mil (líquido de créditos recuperados, sendo R$ 7.689 mil até R$ 5 mil e R$ 20.971 mil acima de R$ 5 mil), diretamente ao resultado do período, obedecendo as diretrizes da Lei 9.430/96, registrada na rubrica Despesas com Vendas. Em 2001 essas perdas foram de R$ 52.774 mil no 2° trimestre.

(d) Movimentação no Trimestre

(i) Permissionárias

04.01 - NOTAS EXPLICATIVAS

Os valores a receber de fornecimento por atacado referem-se a vendas de "água tratada" para algumas prefeituras, cabendo a elas efetuar a distribuição, o faturamento e a cobrança.

Em milhares de R$

Município	Saldo Mar/02	Faturado 2º tri/02	Recebido 2º tri/02	Saldo Jun/02
Guarulhos	155.151	16.554	-	171.705
Mauá	37.658	5.238	2.971	39.925
Mogi das Cruzes	3.818	2.882	2.746	3.954
Santo André	130.836	9.106	1.154	138.788
São Bernardo do Campo	124.642	14.476	8.426	130.692
São Caetano do Sul	2.791	2.941	2.791	2.941
Diadema	32.236	4.681	2.752	34.165
Total	487.132	55.878	20.840	522.170

(ii) Governo do Estado

Em milhares de R$

Saldo Mar/02	Faturado 2º tri/02	Recebido 2º tri/02	Saldo Jun/02
75.404	63.754	43.906	95.252

6. CONTAS A RECEBER DE ACIONISTA

Referem-se a valores de complemento de aposentadoria e licença-prêmio, pagos pela companhia a ex-funcionários oriundos das empresas estatais que se fundiram para constituição da SABESP. Os montantes envolvidos são ressarcidos pelo Governo Estadual, responsável pelo cumprimento dessas obrigações, conforme a Lei Estadual nº 200/74. Esses créditos, que em 30 de junho representam R$ 40.613 mil, devem estar incluídos na proposta orçamentária do Governo do Estado de São Paulo, aprovada pela Assembléia Legislativa.

Em 11 de dezembro de 2001, foi assinado o "Termo de Reconhecimento e Consolidação de Obrigações, Compromisso de Pagamento e Outras Avenças", descrito na nota 15, onde o Estado reconhece ser devedor de R$ 320.623 mil, que corresponde ao saldo histórico dessas obrigações em 30 de novembro de 2001. Desse acordo cuja primeira parcela vence 210 dias após a assinatura, R$ 33.750 mil estão registrados no circulante, na rubrica "Contas a Receber de Acionista" e o saldo restante no realizável a longo prazo na rubrica "Acordo GESP".

O pagamento da 1ª parcela, de acordo com a cláusula 11ª, está no aguardo da finalização dos trabalhos de avaliação dos reservatórios do DAEE e FIPECAFI, que estão em fase de conclusão.

7. IMOBILIZADO

Em milhares de R$

04.01 - NOTAS EXPLICATIVAS

	Jun/02			Mar/02
	Custo	Depreciação Acumulada	Líquido	Líquido
Em Operação				
Sistema de Água				
Terrenos	916.364	-	916.364	916.414
Estruturas	2.478.708	(935.731)	1.542.977	1.548.073
Ligações	708.072	(221.637)	486.435	491.279
Hidrômetros	234.084	(96.721)	137.363	135.354
Redes	2.834.389	(653.970)	2.180.419	2.178.792
Equipamentos	135.353	(82.746)	52.607	49.308
Outros	364.379	(146.775)	217.604	195.689
Sub-total	7.671.349	(2.137.580)	5.533.769	5.514.909
Sistema de Esgotos				
Terrenos	339.844	-	339.844	339.532
Estruturas	1.185.689	(310.524)	875.165	870.918
Ligações	726.832	(216.563)	510.269	512.417
Redes	3.747.580	(723.997)	3.023.583	3.022.614
Equipamentos	360.709	(173.727)	186.982	193.569
Outros	20.965	(7.640)	13.325	11.917
Sub-total	6.381.619	(1.432.451)	4.949.168	4.950.967
Uso Geral				
Terrenos	102.527	-	102.527	102.527
Estruturas	111.413	(47.856)	63.557	64.228
Equipamentos de Transporte	131.994	(98.737)	33.257	33.428
Móveis, Utensílios e Equipamentos	213.235	(109.271)	103.964	100.628
Terrenos Cedidos em Comodato	25.312	-	25.312	25.312
Bens Cedidos em Comodato	8.023	(2.471)	5.552	5.552
Sub-total	592.504	(258.335)	334.169	331.675
Sub-total em Operação	14.645.472	(3.828.366)	10.817.106	10.797.551
Em Andamento				
Sistema de Água	806.250	-	806.250	857.892
Sistema de Esgotos	1.571.641	-	1.571.641	1.544.571
Outros	22.928	-	22.928	22.139
Sub-total em Andamento	2.400.819	-	2.400.819	2.424.602
Bens Intangíveis	304.782	(26.910)	277.872	278.121
Total Geral	17.351.073	(3.855.276)	13.495.797	13.500.274

Depreciações:

04.01 - NOTAS EXPLICATIVAS

A depreciação é calculada às seguintes taxas anuais : edificações – 4%; interceptores e redes – 2%; maquinaria e equipamentos – 10%; hidrômetros – 10%; veículos – 20%; equipamentos de computação – 20%; ligações prediais – 5% e mobiliário de escritório – 10%.
Amortização dos bens intangíveis é realizada de acordo com a vigência dos contratos de concessão dos municípios assumidos.

(i) Obras em andamento

A previsão para desembolso a partir de julho de 2002, podendo ultrapassar o final deste ano, referente às obras já contratadas, é de aproximadamente R$ 1.006.150 mil.

(ii) Baixa de bens do ativo permanente

A companhia baixou neste trimestre R$ 3.509 mil, relacionados ao grupo de bens em operação, em decorrência de obsolescência, desativação e furto.

No 2º trimestre/2001 foram baixados R$ 5.929 mil, sendo R$ 4.567 mil referentes ao grupo de bens em operação em decorrência de obsolescência, desativação e furto e, R$ 1.362 mil, relacionados ao imobilizado em andamento, motivados por obras e projetos inviabilizados.

(iii) Desapropriações

Em decorrência da execução de obras prioritárias relacionadas aos sistemas de água e esgoto, houve necessidade de desapropriações ou instituição de servidão de passagem em propriedades de terceiros, procedidas de acordo com a legislação pertinente. Seus proprietários serão ressarcidos por meios amigáveis ou judiciais.
A previsão para desembolsos a serem realizados a partir do terceiro trimestre de 2002 é de aproximadamente R$ 185.000 mil, os quais deverão ser cobertos com recursos próprios. Os bens objeto desses processos deverão ser registrados no ativo imobilizado quando concretizada a operação.

(iv) Efeitos fiscais sobre reavaliação de ativos

Conforme permitido pela Instrução CVM 197/93, a companhia deixou de provisionar os efeitos fiscais (diferidos) sobre a mais valia decorrente de reavaliação do ativo imobilizado ocorrida em 1990 e 1991. Caso fosse contabilizado, o montante não realizado até 30 de junho de 2002 seria de R$ 588.431 mil. No período de janeiro a junho de 2002 a realização foi de R$ 49.191 mil.

8. EMPRÉSTIMOS E FINANCIAMENTOS

04.01 - NOTAS EXPLICATIVAS

SALDO DEVEDOR DE EMPRÉSTIMOS

Em milhares de R$

	Jun/02			Mar/02						
	CURTO PRAZO	LONGO PRAZO	TOTAL	CURTO PRAZO	LONGO PRAZO	TOTAL	VENCTO. FINAL	TX.ANUAL JUROS	ATUALIZ. MONET.	GARANTIAS
PAÍS										
Banco do Brasil	129.671	2.372.734	2.502.405	126.169	2.391.712	2.517.901	2014	8,50%	UPR	Gov.Est.S. Paulo
Debêntures 3ª Emissão	-	413.094	413.094	-	413.094	413.094	2004	CDI + 1,5%		-
Debêntures 4ª Emissão	-	300.000	300.000	-	300.000	300.000	2006	CDI + 1,2%		-
Debêntures 5ª Emissão	-	402.501	402.501	-	-	-	2007	CDI+1,85% e 13,25%	IGPM	-
CEF	26.608	491.192	517.800	25.901	493.347	519.248	2007 e 2017	5 % a 9,5%	UPR	Rec.Próprios
Fehidro	138	-	138	180	17	197	2002/03	6% + TJLP limite 6%	TJLP reduzida em 6%	Rec.Próprios
Outros	356	27.524	27.880	344	26.574	26.918	2009/11	12% e CDI	UPR	Rec.Próprios
Juros e Encargos	40.762	-	40.762	22.947	-	22.947				
TOTAL DO PAÍS	197.535	4.007.045	4.204.580	175.561	3.624.744	3.800.305				
EXTERIOR										
Bird US$ 69.988 mil	82.771	116.304	199.075	62.720	92.388	155.108	2004/07	5,32%	Var.cesta de moedas + US$	Gov.Federal
Soc.Générale EUR 3.799 mil	1.921	8.808	10.729	1.296	7.028	8.324	2006	5,06%	EUR	Gov.Federal
Bid US$ 430.023 mil	100.470	1.122.687	1.223.157	76.375	891.737	968.112	2007/25	3 % a 7,7%	Var.cesta de moedas + US$	Gov.Federal
Euro Bônus US$ 475.000 mil	-	1.351.090	1.351.090	-	1.103.710	1.103.710	2003/05	10% e 12%	US$	-
Deutsche Bank Luxembourg US$ 70.000 mil	56.888	142.220	199.108	46.472	139.416	185.888	2005	11,125%	US$	-
Juros e Encargos	82.694	-	82.694	51.291	-	51.291				
TOTAL DO EXTERIOR	324.744	2.741.109	3.065.853	238.154	2.234.279	2.472.433				
TOTAL	522.279	6.748.154	7.270.433	413.715	5.859.023	6.272.738				

UPR: Unidade Padrão de Referência
VARIAÇÃO DA CESTA DE MOEDAS: Valor referente unidade de conta Bid e Bird
CDI: Certificado de Depósito Interbancário
TJLP : Taxa de Juros de Longo Prazo
EUR: Euro
IGP-M: Índice Geral de Preços do Mercado

(i) 5ª Emissão de debêntures

Em 1º de abril de 2002 foi realizada a 5ª emissão de debêntures simples, escriturais, nominativas, não conversíveis em ações, sem preferência, sem garantia, ao valor nominal de R$ 10 mil. Foram emitidas 40.000 debêntures, distribuídas em 2 séries, conforme abaixo:

	1ª série	2ª série
Data da colocação	16/05/2002	16/05/2002

Quantidade	31.372	8.628
Valor Nominal Emissão	R$ 313.720 mil	R$ 86.280 mil
Remuneração	CDI + 1,85% aa	IGP-M + 13,25% aa
Forma Pagto da Remuneração	Trimestral com exceção da última parcela em 1°/03/2007	Anual com exceção da última parcela em 1°/03/2007
Amortização	3 parcelas em 1°/04/2005, 1°/04/2006 e 1°/03/2007	3 parcelas em 1°/04/2005, 1°/04/2006 e 1°/03/2007

Os recursos obtidos serão destinados à liquidação de dívidas durante o exercício de 2002.

9. REFIS

Composição da base de cálculo quando da adesão ao Refis em 29 de fevereiro de 2000.

Em milhares de R$

Imposto	Valor Principal	Multa	Juros	Saldo em 29/02/00	Valor a compensar	Valor a Pagar
COFINS	416	83	580	1.079	(47)	1.032
PASEP	1.076	215	1.609	2.900	(128)	2.772
CONTR. SOCIAL	46.658	9.332	74.468	130.458	(79)	130.379
IMP. DE RENDA	45.104	9.021	51.050	105.175	(579)	104.596
TOTAL	93.254	18.651	127.707	239.612	(833)	238.779

O valor de R$ 238.779, demonstrado acima, foi apurado quando da adesão ao Refis. Após essa data, foram incorridos encargos no valor de R$ 47.668 mil e amortizações no valor de R$ 126.119 mil.
Obs: As multas e juros acima mencionados já faziam parte dos acordos firmados em períodos anteriores.

A Companhia aderiu ao Refis com o intuito exclusivo de reparcelar débitos anteriormente acordados com a Receita Federal.

A Companhia optou pela modalidade de parcelamento alternativo, em parcelas iguais pelo prazo de 60 meses, acrescidas de TJLP – taxa de juros de longo prazo, não estando sujeitas ao limite do pagamento com base em percentual do faturamento. A opção da Administração pela adesão, considerou sobretudo a redução da taxa de juros aplicáveis aos referidos débitos, passando de Selic, que corrigia os acordos vigentes até 29 de fevereiro de 2000, para TJLP. O ganho financeiro a valor presente, se calculado tomando por base os termos acima descritos, não foi reconhecido contabilmente em atendimento às normas contábeis brasileiras.
Em 31 de março de 2000, o saldo acumulado de Base Negativa de Contribuição Social era de R$ 28.506 mil o qual não foi utilizado na amortização dos juros e multas. Não existia saldo acumulado de Prejuízo Fiscal nessa data.

Não foram efetuados ajustes em decorrência da adesão ao Refis. O valor das parcelas pagas antes da adesão ao Refis era de aproximadamente R$ 7 milhões/mês passando para R$ 4 milhões/mês.

Foram arrolados na operação terrenos no montante de R$ 249.034 mil, em garantia ao processo de pagamento dos referidos débitos.

A opção pelo Refis, implica na obrigatoriedade do pagamento regular dos impostos e contribuições, conforme previsto na legislação.

10. IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL

Em milhares de R$

(a) Saldos patrimoniais e de resultado

	Jun/02	Mar/02
No ativo circulante		
Imposto de renda a compensar	46.061	27.444
Contribuição social a compensar	7.207	5.508
	53.268	32.952
No realizável a longo prazo((b)(i))		
Imposto de renda diferido	145.702	67.483
Contribuição social diferida	76.330	37.613
	222.032	105.096
No passivo circulante		
Imposto de renda	-	29.885
Contribuição social	-	4.733
	-	34.618
No exigível a longo prazo ((b)(ii))		
Imposto de renda diferido	227.434	234.159
Contribuição social diferida	17.778	15.942
	245.212	250.101

	2° tri/02	2° tri/01
No resultado		
Do exercício		
Imposto de renda	29.885	(7.828)
Imposto de renda diferido	73.121	446
Imposto de renda diferido – Item Extraordinário (nota explicativa n° 19)	(3.211)	-
Reversão		
Imposto de renda diferido	11.823	11.823
	111.618	4.441
Do exercício		
Contribuição social	4.733	833
Contribuição social diferida	36.881	(1.668)
Contribuição social diferida – Item extraordinário	(1.156)	
	40.458	(835)

(b) Diferidos

04.01 - NOTAS EXPLICATIVAS

(i) No realizável a longo prazo

Calculados substancialmente com base em diferenças temporais no montante de R$ 112.778 mil, com realização prevista para os próximos dois anos.

A companhia está pleiteando a compensação integral das bases negativas da contribuição social e dos prejuízos fiscais, sem a limitação de 30% prevista na Lei 8.981/95; no entanto, a parcela compensada no exercício considerou o percentual definido na referida Lei. A base negativa de contribuição social acumulada em 30 de junho de 2002, é de R$ 507.637 mil e prejuízos fiscais no montante de R$ 254.265 mil, sobre a qual foi constituído crédito fiscal correspondente no montante de R$ 45.687 mil e R$ 63.566 mil respectivamente, com realização prevista para os próximos cinco anos.

Em atendimento a Deliberação CVM nº 273/98 e Instrução CVM nº 371/02, a realização dos créditos relativos aos prejuízos fiscais e bases negativas da contribuição social baseada em projeção orçamentária, ocorrerá até o final do exercício de 2003.

(ii) No exigível a longo prazo

Constituída à alíquota de 25% sobre o saldo do Lucro Inflacionário e correção monetária complementar (diferença IPC – Índice de Preços ao Consumidor e do BTNF – Bônus do Tesouro Nacional Fiscal) com realização no trimestre no montante de R$ 11.823 mil (2001 – R$ 11.823 mil).

(c) Reconciliação da taxa efetiva

Valor registrado como despesa de imposto de renda e contribuição social nas demonstrações financeiras está conciliado à taxa nominal conforme demonstrado a seguir:

Em milhares R$

	2º tri/02	2º tri/01
Lucro (prejuízo) antes do imposto sobre o lucro	(472.893)	(40.804)
Benefício (despesa) à taxa nominal de 34%	160.784	13.873
Ajustes de conciliação:		
- Realização não-dedutível da reserva de reavaliação	(7.937)	(8.598)
- Outras diferenças	(771)	(1.669)

		Em milhares R$
	2º tri/02	2º tri/01
Imposto de renda e contribuição social na demonstração de resultado	152.076	3.606

11. PROVISÕES E CONTINGÊNCIAS

		Em milhares de R$
(a) No passivo circulante	Jun/02	Mar/02
(i) Provisões		
Férias	75.266	64.573
13º Salário	24.482	11.607
Encargos Sociais	2.440	2.535
	102.188	78.715
(ii) Provisões para Contingências		
Cofins e Pasep Lei 9.718 (iii)	137.741	123.386
Finsocial (iv)	52.928	52.217
Com Clientes	3.452	3.452
	194.121	179.055

(iii) Cofins e Pasep Lei 9.718
Mediante Ação Ordinária, com pedido de tutela antecipada, a companhia está questionando judicialmente a sistemática introduzida pela Lei nº 9.718/98, que ampliou a base de cálculo da contribuição para o Financiamento de Seguridade Social – COFINS e do Programa de Formação do Patrimônio do Servidor Público – PASEP e majorou a alíquota da COFINS. O pedido de tutela antecipada foi deferido em 11 de junho de 1999, sem depósito judicial.
A diferença apurada nos cálculos, segundo os critérios da lei atual e os valores efetivamente recolhidos, calculados conforme a lei anterior, de 1999 a 2002, perfaz R$ 137.741 mil e foi registrada no passivo circulante.

(iv) Finsocial
Em julho de 1991 foi ajuizada Ação Ordinária Anulatória e Declaratória, através do processo nº 91.0663460-5, pedindo que fossem declarados nulos os débitos de Finsocial e que fosse extinta a obrigatoriedade da SABESP em contribuir com o Finsocial.
Foram efetuados depósitos judiciais aplicando-se alíquota de 2%, referentes aos períodos de abril de 1991, a abril de 1992, sendo em 30 de agosto de 1994 autorizado o levantamento de 75% desses depósitos. Os restantes 25% da importância, correspondente à alíquota de 0,5% foram mantidos como depósito judicial e também provisionados.
Com o reconhecimento pelo STF – Supremo Tribunal Federal, da constitucionalidade do Finsocial sobre a receita bruta das empresas exclusivamente prestadoras de serviços, a Superintendêcia Jurídica da companhia recomendou efetuar a complementação da provisão em 1,5% em setembro de 2001, no montante de R$ 44.851 mil.

(b) No exigível a longo prazo

A administração, com base em análise conjunta com seus consultores jurídicos, constituiu provisão para as contingências considerada suficiente para fazer face a prováveis perdas em processos judiciais, no valor de R$ 122.339 mil (mar/2002 – R$ 92.226 mil).

(i) Refere-se à Ação Ordinária proposta por prestador de serviço, decorrente de contratos de obras.

(c) Processos Judiciais

A companhia é parte integrante em ações judiciais e processos administrativos referente a questões ambientais, tributárias, cíveis e trabalhistas, as quais são consideradas pelos nossos consultores jurídicos como sendo possível de êxito/perda e que não estão registrados contabilmente. O montante atribuído a esses processos representa R$ 20.859 mil em 30 de junho de 2002 (mar/2002 – R$ 47.338 mil).

12. JUROS SOBRE O CAPITAL PRÓPRIO

A companhia provisionou no primeiro trimestre de 2002, a título de juros sobre o capital próprio, o montante de R$ 108 milhões; sendo que desse valor foram retidos R$ 4,6 milhões de imposto de renda na fonte.

Os referidos juros a título de remuneração sobre o capital próprio serão imputados ao valor dos dividendos relativos ao exercício de 2002.

O valor da remuneração é de R$ 3,80 por lote de mil ações ordinárias, a ser pago em até 60 dias após a realização da Assembléia Geral Ordinária de 2003.

No 2º trimestre de 2002 o saldo foi transferido para o curto prazo e foram pagos R$ 104.831 mil, relativos aos juros do exercício de 2001.

13. PLANOS PREVIDENCIÁRIO E ASSISTENCIAL

A companhia é patrocinadora da Fundação Sabesp de Seguridade Social - SABESPREV, entidade constituída em agosto de 1990, com o objetivo principal de administrar planos de benefício previdenciário complementar e programa assistencial dos empregados da SABESP.

As contribuições mensais relativas ao plano previdenciário - benefício definido, correspondem a 2,10% da companhia e 2,10% dos participantes.

As contribuições dos participantes apresentada acima é a média, pois o valor do desconto varia em função da faixa salarial, entre 1% e 8,5%. A contribuição da companhia inclui a responsabilidade assumida referente a períodos anteriores à constituição da SABESPREV.

O programa assistencial, que é constituído por planos de saúde optativos, de livre escolha, é mantido também por contribuições da patrocinadora e dos participantes, que no exercício foram as seguintes:

. Da companhia: 6,21% em média da folha de salários;
. Dos participantes: 3,21%, sobre o salário base e gratificação, que corresponde à média de 2,25% da folha bruta de salários.

A companhia está promovendo mudança no Plano de Benefício Definido para um Plano de Contribuição Definida, com o objetivo de reduzir riscos futuros para a Instituição, oferecendo um plano mais moderno e flexível para seus empregados. Os novos empregados deverão aderir ao novo plano, enquanto que para aqueles que já participam do Plano de Benefício Definido a escolha será livre.

14. BENEFÍCIOS A EMPREGADOS

Objetivando atender ao disposto na Deliberação CVM nº 371 de 13 de dezembro de 2000, informamos abaixo os valores apurados dos benefícios de pensão e aposentadoria concedidos e a conceder que os empregados farão jus após o tempo de serviço.

Em 31 de dezembro de 2001, com base no relatório de atuário independente, calculado pelo método de Unidade de Crédito Projetada, a SABESP possuía um compromisso atuarial líquido de R$ 266.074 mil que representa a diferença entre o valor presente das obrigações da Companhia relativamente aos participantes empregados, aposentados e pensionistas e dos ativos garantidores, conforme demonstrado a seguir:

	Em milhares de R$
Valor presente das obrigações atuariais descobertas	591.998
Valor justo dos ativos	(325.924)
Valor do custo passado apurado	266.074

A contribuição da companhia inclui a responsabilidade assumida referente a períodos anteriores à constituição da SABESPREV, a qual é exigível até fevereiro de 2011. O montante dessa obrigação, definido por cálculo atuarial, é de R$ 9.237 mil, e está registrado contabilmente no exigível a longo prazo.

Para o exercício de 2002, estimamos as despesas a serem incorridas nos seguintes montantes:

	Em milhares de R$
Custo do serviço corrente	10.711
Custo dos juros	61.438
Rendimentos esperados do ativo do plano	(34.639)
Amortização do custo do serviço passado	51.367
Contribuição do empregado	(11.336)

Total	77.541

A empresa passou a contabilizar numa base mensal o valor apurado no laudo atuarial. O montante de R$ 33.726 mil foi contabilizado no Passivo Exigível a Longo Prazo contra o resultado do período nas seguintes contas :

	Em milheres de R$
Custo de Bens e/ou Serviços Vendidos	5.755
Com Vendas	818
Gerais e Administrativas	1.469
Item Extraordinário	25.684
Total	33.726

No semestre foram pagos R$ 5.045 mil, à SABESPREV por conta do serviço corrente.

A obrigação e despesa apuradas pelo cálculo atuarial foram obtidas utilizando os seguintes critérios:

Hipóteses Econômicas
- Taxa nominal de desconto – 10,5% a.a.;
- Taxa nominal de retorno esperado dos ativos – 10,5% a.a.;
- Crescimentos salariais futuros – 4,75% a.a.;
- Crescimento dos benefícios da previdência social e dos limites – 2,5% a.a.;

Observação – As hipóteses econômicas consideram uma inflação de longo prazo de 2,5% ao ano.

- Número de participantes ativos em 31 de dezembro de 2001	16.859
- Número de participantes inativos em 31 de dezembro de 2001	4.442

Emenda Constitucional nº 20

A avaliação do plano de custeio da SABESPREV é procedida por atuário independente, cujas premissas diferem daquelas aplicadas para fins de apuração dos benefícios a empregados dispostas na Deliberação CVM nº 371, substancialmente quanto ao método atuarial de cálculo (CVM nº 371 – capitalização e SPC – Secretaria de Previdência Complementar – misto) e taxa de desconto (CVM nº 371 – 10,5% nominal e SPC – 6,0% real).

Desta forma, o eventual déficit apurado em 31 de dezembro de 2001, de acordo com o método da unidade de crédito projetada demonstrado acima, que vier a se refletir em déficit técnico no método adotado no Plano da Sabesprev, resultará em aportes financeiros adicionais.

15. TRANSAÇÕES COM PARTES RELACIONADAS

04.01 - NOTAS EXPLICATIVAS

	Em milhares de R$	
	2º tri/02	1º tri/02
No ativo circulante		
Caixa, bancos e aplicações financeiras com instituições		
Controladas pelo Governo Estadual – Nossa Caixa S/A	684.810	221.033
Clientes Estadual	205.709	103.683
Contas a receber de acionistas	74.363	47.984
No realizável a longo prazo		
Acordo GESP	607.374	625.238
No Passivo Circulante		
Juros sobre Capital Próprio	500.576	477.819
No Exigível a Longo Prazo		
Juros sobre Capital Próprio	-	75.428

	2º tri/02	1º tri/02
Receita bruta de vendas e serviços prestados		
Venda de água	35.259	32.680
Serviço de esgoto	28.495	26.294
Recebimentos	(43.906)	(3.641)
Receitas financeiras		
Aplicações Financeiras – Nossa Caixa S/A	24.500	6.901

Referem-se a operações de vendas para entidades do Governo Estadual, realizadas em condições consideradas pela Administração como normais de mercado, excetuando-se quanto à forma de liquidação dos créditos, que poderá ser realizada nas condições a seguir mencionadas:

(a) Termo de Reconhecimento e Consolidação de Obrigações, compromisso de Pagamento e Outras Avenças (Acordo GESP).

Celebrado em 11 de dezembro de 2001, entre a companhia, o Governo do Estado de São Paulo por intermédio da Secretaria de Estado dos Negócios da Fazenda e o Departamento de Águas e Energia Elétrica – DAEE, com a interveniência da Secretaria de Recursos Hídricos, Saneamento e Obras, onde o Estado reconhece que por força da Lei nº 200/74, é responsável pelos encargos decorrentes dos benefícios de complementação de aposentadorias e pensões e reconhece a existência de débitos originários de faturas correspondentes à prestação de serviços de fornecimento de água e coleta de esgoto. O valor total do acordo é de R$ 678.830 mil a valor histórico, sendo R$ 320.623 mil referentes aos benefícios de complementação de aposentadoria e pensões no período de março de 1986 a novembro de 2001, e R$ 358.207 mil provenientes da prestação de serviços de fornecimento de água e coleta de esgotos, faturados e vencidos de 1985 até 1º de dezembro de 2001.

O total mencionado será pago em 114 parcelas mensais e sucessivas, atualizadas pela variação mensal do Índice Geral e Preços de Mercado IGP-M e juros de 6% ao ano, vencendo-se a primeira em 210 dias da data da assinatura desse Instrumento.

O pagamento da 1ª parcela, de acordo com a cláusula 11ª, está no aguardo da finalização dos trabalhos de avaliação dos reservatórios do DAEE e FIPECAFI, que estão em fase de conclusão.

Tendo em vista a importância estratégica dos reservatórios Taiaçupeba, Jundiaí, Biritiba, Paraitinga e Ponte Nova, para a garantia da manutenção do volume de água produzido pelo sistema Alto Tietê, o Departamento de Águas e Energia Elétrica - DAEE transferirá esses bens à companhia a título de amortização parcial do ressarcimento devido pelo Estado, mediante cessão de créditos no mesmo valor dos reservatórios, a ser apurado por empresa de avaliação independente. A companhia já possui a autorização de utilização desses mananciais desde 1992, por conta de investimentos efetuados de acordo com convênio celebrado com o DAEE.

A cláusula 15ª prevê: "O Estado e a Sabesp procurarão manter o equacionamento do saldo de créditos a receber relativos aos serviços prestados pela Sabesp, com a utilização, quando aplicável, de dividendos distribuídos pela empresa, de acordo com o Protocolo de Entendimentos, de 30 de Setembro de 1997, em sua cláusula Segunda".

Protocolo de Entendimentos com o Governo do Estado de São Paulo

A companhia e o Governo do Estado de São Paulo , por intermédio da Secretaria da Fazenda, celebraram Protocolo de Entendimentos em 30 de setembro de 1997, visando o equacionamento do saldo de créditos a receber relativos às vendas e aos serviços prestados pela companhia, ao complemento de aposentadoria e licença prêmio dos funcionários beneficiados pela Lei nº 200/74 . A Cláusula 2ª do Protocolo diz: "O Estado declara neste ato que: I – Os pagamentos mensais relativos aos serviços prestados pela SABESP serão equacionados com a utilização dos dividendos distribuídos pela empresa; II – Envidará seus melhores esforços para que os pagamentos sejam realizados pontualmente, comprometendo-se, outrossim, a tomar providências de caráter administrativo que evitem a impontualidade de seus órgãos e entidades.

16. INSTRUMENTOS FINANCEIROS

(a) Valor de mercado dos instrumentos financeiros

Os valores de mercado dos principais instrumentos financeiros da companhia aproximam-se dos valores contábeis, destacando-se:

Em milhares de R$

	Jun/02	Mar/02
Aplicações em títulos e valores mobiliários	675.148	212.651
Empréstimos e financiamentos	7.270.433	6.272.738

Os valores de mercado foram calculados conforme o valor presente desses instrumentos financeiros, considerando a taxa de juros praticada pelo mercado para operações de riscos e prazos similares.

(b) Concentração de risco de crédito

Parte substancial das vendas é bastante pulverizada a um grande número de clientes. No caso desses clientes, o risco de crédito é mínimo devido à grande carteira e aos procedimentos de controle, os quais monitoram esse risco.
Os créditos de liquidação duvidosa estão adequadamente cobertos por provisão para fazer face a eventuais perdas na realização destes.

(c) Moeda estrangeira
As operações em moeda estrangeira consistem em financiamentos destinados a obras específicas de melhoria e ampliação dos sistemas de abastecimento de água, coleta e tratamento de esgoto.

17. CUSTOS E DESPESAS OPERACIONAIS

Em milhares de R$

	Abr – Jun/02	Jan – Jun/02	Abr – Jun/01	Jan – Jun/01
1. Custo de Bens e Serviços Vendidos				
Salários e Encargos	170.970	316.688	145.286	278.647
Materiais	15.803	30.943	14.540	28.393
Materiais de Tratamento	20.227	44.647	14.604	31.305
Serviços	49.401	95.244	43.304	86.637
Força e Luz	65.541	121.008	47.934	94.589
Despesas Gerais	8.286	16.036	8.635	17.476
Depreciação e Amortização	129.617	248.307	112.048	229.205
	459.845	872.873	386.351	766.252
2.Despesas com Vendas				
Salários e Encargos	26.231	48.478	19.612	37.326
Materiais	1.034	1.964	843	1.705
Serviços	20.700	39.694	15.029	30.293
Força e Luz	129	192	102	224
Despesas Gerais	6.746	13.304	5.144	10.431
Depreciação	598	1.122	329	644
Baixa de Créditos/PDD	28.660	95.285	52.774	115.466
	84.098	200.039	93.833	196.089
3. Despesas Gerais e Administrativas				
Salários e Encargos	24.091	45.499	20.288	38.958
Materiais	971	2.048	935	1.927
Serviços	17.332	29.061	14.853	30.697
Força e Luz	135	259	134	252
Despesas Gerais	4.151	6.541	2.520	3.761
Depreciação e Amortização	2.781	5.364	2.691	5.480
Despesas Fiscais	5.835	12.919	5.828	9.495
	55.296	101.691	47.249	90.570
4. Custos, Despesas com Vendas, Gerais e Administrativas (1+2+3)				
Salários e Encargos	221.292	410.665	185.186	354.931
Materiais	17.808	34.955	16.318	32.025

04.01 - NOTAS EXPLICATIVAS

	Abr – Jun/02	Jan – Jun/02	Abr – Jun/01	Jan – Jun/01
Materiais de Tratamento	20.227	44.647	14.604	31.305
Serviços	87.433	163.999	73.186	147.627
Força e Luz	65.805	121.459	48.170	95.065
Despesas Gerais	19.183	35.881	16.299	31.668
Depreciação e Amortização	132.996	254.793	115.068	235.329
Despesas Fiscais	5.835	12.919	5.828	9.495
Baixa de Créditos/PDD	28.660	95.285	52.774	115.466
	599.239	1.174.603	527.433	1.052.911
5. Despesas Financeiras				
Juros, multas e moras s/ Empr. e Financiamentos Internos	115.442	213.371	94.980	176.140
Juros, multas e moras s/ Empr. e Financiamentos Externos	67.158	122.273	61.908	116.823
Juros sobre Capital Próprio	-	108.222	-	-
Juros sobre Capital Próprio (reversão)	-	(108.222)	-	-
Outras Despesas Financeiras	16.437	34.817	11.505	28.392
Variações Monetárias s/ Empréstimos e Financiamentos	17.955	34.462	14.576	25.014
Variações Cambiais s/ Empréstimos e Financiamentos	613.192	615.727	156.661	361.119
Outras Variações Monetárias/Cambiais	1.007	2.815	243	1.068
Provisões	29.063	44.253		
	860.254	1.067.718	339.873	708.556
6. Receitas Financeiras				
Variações Monetárias	5.575	25.699	(3.941)	721
Rendimentos de Aplicações Financeiras	18.000	25.493	11.582	17.762
Juros	12.217	17.845		9.982
Outras	4	7	345	8
	35.796	69.044	7.986	28.473

18. INDENIZAÇÕES A RECEBER

Os Municípios de Diadema e Mauá encerraram as concessões dos serviços de abastecimento de água e coleta de esgotos no início de 1995.

Em dezembro de 1996, a companhia propôs demanda indenizatória pleiteando o pagamento pelos investimentos realizados durante a vigência dos contratos de concessão.

Apesar de ainda não ter sido ressarcida pelos respectivos montantes, a companhia continua fornecendo água tratada, por atacado, a esses municípios, que atualmente operam os sistemas de água e esgoto.

O valor residual dos bens do imobilizado relacionados ao Município de Diadema, baixados contabilmente em dezembro de 1996, foi de R$ 75.231 mil, e o saldo da indenização e de outros créditos a receber do município, é de R$ 62.876 mil, encontra-se registrado contabilmente no realizável a longo prazo na conta "Indenizações a receber".

O valor residual dos bens do imobilizado relacionados ao município de Mauá, baixados no exercício de 1999, foi de R$ 103.763 mil, e o saldo da indenização pendente, no montante de R$ 85.918 mil, encontra-se registrado no realizável a longo prazo na conta "Indenizações a receber".

Ambos os casos encontram-se em discussão judicial, sendo, entretanto, considerado, pelo consultor jurídico responsável pela condução dos processos, provável o desfecho favorável para a companhia.

(i) Processo Judicial – Saned

Em 11 de março de 2002 o Juiz da 15ª Vara Cível da Capital, (053.00.033478-5), julgou procedente o pedido relativo a ação de cobrança ajuizada pela Sabesp contra a Companhia de Saneamento de Diadema – Saned, pelos serviços de fornecimento de água potável por atacado, condenando a ré a pagar à autora o valor de R$ 35 milhões, o que foi objeto de apelação, contra-razões e deu entrada no 1º TAC em 22.07.02.

(ii) Processo Judicial – Mauá

Em dezembro de 2001 o Juiz da 2ª Vara Judicial da Comarca de Mauá, (Proc. Nº 829/00) julgou improcedente os embargos opostos pela Saneamento Básico do Município de Mauá – Sama, à execução movida pela Sabesp. A Sama manifestou discordância em relação à composição das tarifas cobradas pela Sabesp, que é credora no valor total de R$ 5,6 milhões e ofereceu recurso de apelação, inicialmente deferido no efeito devolutivo e suspensivo, posteriormente suprimido esse último (15.05.02), em virtude agravo interposto pela SABESP.

19. MOVIMENTAÇÃO DA CONTA DE LUCROS ACUMULADOS

Em milhares de R$

	2º tri/02	1º tri/02
Saldo anterior	28.902	-
Realização da reserva de reavaliação	23.344	25.846
Juros sobre o capital próprio	-	(108.222)
Resultado do período	(329.292)	111.278
Saldo atual	(277.046)	28.902

20. ITEM EXTRAORDINÁRIO

De acordo com a Deliberação CVM nº 371, a Companhia optou por reconhecer, a partir do exercício de 2002 por um período de 5(cinco) anos , o passivo atuarial apurado em 31 de dezembro de 2001, no montante de R$ 266.074 mil.

Conforme disposto no parágrafo 85 da Deliberação CVM nº 371, no primeiro exercício de sua aplicação os efeitos devem ser registrados como "item extraordinário" líquido dos efeitos de

04.01 - NOTAS EXPLICATIVAS

impostos sendo apresentados na demonstração de resultado do exercício como segue :

			Em milhares de R$
	1º tri/02	2º tri/02	jan-jun/02
Item extraordinário	12.842	12.842	25.684
Efeitos de Impostos	(4.366)	(4.367)	(8.733)
Imposto de renda	(3.210)	(3.211)	(6.421)
Contribuição social	(1.156)	(1.156)	(2.312)
Item Extraordinário Líquido de IR/CS	8.476	8.475	16.951

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

1. Companhia apresenta crescimento de 16% na receita, 19% no LAJIDA e de 3,6% no volume faturado

A SABESP - Cia. de Saneamento Básico do Estado de São Paulo anunciou hoje os resultados do segundo trimestre de 2002. As informações operacionais e financeiras da Companhia, exceto onde estiver indicado de outra forma, são apresentadas em Reais, conforme a Legislação Societária. Todas as comparações realizadas neste comunicado levam em consideração o mesmo período de 2001, exceto quando especificado em contrário.

Principais Indicadores
Período de Abril a Junho

(R$ milhões)	2º tri/01	2º tri/02	*Variação*
Receita Operacional Líquida	820,7	952,2	16,0%
Resultado Oper. antes Desp.Fin. (LAJIR)	293,3	352,9	20,3%
LAJIDA (*)	408,4	485,9	19,0%
Margem LAJIDA	49,8%	51,0%	-
Prejuízo Líquido	(37,2)	(329,3)	-

(*) Lucro antes dos juros, impostos, depreciação e amortização

A *SABESP* atingiu um faturamento líquido de R$ 952,2 milhões no trimestre encerrado em 30 de junho de 2002 (2T02), com um LAJIDA de R$ 485,9 milhões. O resultado final, prejuízo de R$ 329,3 milhões, foi fortemente impactado pela variação cambial sobre a dívida em dólares.

2. Receita Operacional - crescimento de 3,6% no volume faturado

A receita operacional líquida registrou um crescimento de R$ 131,5 milhões ou 16,0%. Esse acréscimo é resultado do aumento de 3,6% no volume total faturado e do reajuste de 13,1% nas tarifas em junho de 2001.

Os quadros abaixo demonstram o volume de água e esgoto faturados no varejo de acordo com a Categoria de Uso e Região no segundo trimestre de 2001 e 2002:

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

VOLUME FATURADO DE ÁGUA E ESGOTO NO VAREJO – milhões de m³									
	Água			Esgoto			Água+Esgoto		
Por Categoria	2º tri/01	2º tri/02	%	2º tri/01	2º tri/02	%	2º tri/01	2º tri/02	%
Residencial	288,6	300,0	3,9	217,3	227,9	4,9	505,9	527,9	4,4
Comercial	37,3	37,1	(0,5)	31,9	32,1	0,6	69,2	69,2	-
Industrial	7,9	8,1	2,5	7,0	6,9	(1,4)	14,9	15,0	0,6
Pública	12,6	12,6	-	9,9	9,6	(3,0)	22,5	22,2	(1,3)
Total	346,4	357,8	3,3	266,1	276,5	3,9	612,5	634,3	3,6

VOLUME FATURADO DE ÁGUA E ESGOTO NO VAREJO – milhões de m³									
	Água			Esgoto			Água+Esgoto		
Por Região	2º tri/01	2º tri/02	%	2º tri/01	2º tri/02	%	2º tri/01	2º tri/02	%
Metropolitana	227,5	234,1	2,9	177,8	183,9	3,4	405,3	417,9	3,1
Interior	78,3	81,9	4,6	67,2	70,6	5,1	145,5	152,5	4,8
Litoral	40,6	41,8	3,0	21,1	22,0	4,3	61,7	63,9	3,6
Total	346,4	357,8	3,3	266,1	276,5	3,9	612,5	634,3	3,6

O volume total faturado em milhões de m³ (água+esgoto) apresentou crescimento de 3,6% na comparação entre o 2T02 e o 2T01.

O quadro comparativo trimestral a seguir mostra uma reversão da tendência de queda observada em períodos anteriores. Tal fato nos leva a concluir que, com o fim do racionamento de energia elétrica, observa-se o retorno gradual dos hábitos de consumo dos clientes, principalmente residenciais. Essa observação se torna ainda mais clara quando comparamos o volume total faturado no 2T02 (634,3 milhões de m³) superior ao do 1T02 (625,1 milhões de m³) em 1,5%, quando normalmente, como efeito da sazonalidade, ocorre o inverso (final do verão).

(R$ milhões)

Por Região	1º tri/01	1º tri/02	% 1º tri/02-1º tri/01	2º tri/01	2º tri/02	% 2º tri/02-2º tri/01	% 2º tri/02-1º tri/02
Metropolitana	420,6	408,2	-2,9	405,3	417,9	3,1	2,4
Interior	149,3	148,7	-0,4	145,5	152,2	4,8	2,4
Litoral	69,3	68,1	-1,7	61,7	63,9	3,6	-6,2
Total	639,2	625,1	-2,2	612,5	634,3	3,6	1,5

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

3. Custos, Despesas Administrativas e Comerciais

O grupo de Custos, Despesas Administrativas e Comerciais elevou-se em R$ 71,9 milhões ou 13,6%. Abaixo, apresentamos as principais variações:

(R$ milhões)

	2º tri/01	2º tri/02	Diferença	%
Salários e Encargos	(185,2)	(221,3)	(36,1)	19,5
Materiais	(16,3)	(17,8)	(1,5)	9,2
Materiais de Tratamento	(14,6)	(20,2)	(5,6)	38,5
Serviços	(73,2)	(87,5)	(14,3)	19,5
Força e Luz	(48,2)	(65,8)	(17,6)	36,5
Despesas Gerais	(16,3)	(19,2)	(2,9)	17,8
Depreciação e Amortização	(115,0)	(133,0)	(18,0)	15,7
Baixa de Créditos	(52,8)	(28,7)	24,1	(45,6)
Despesas Fiscais	(5,8)	(5,8)	0,0	-
Custos, Desp.Administrativas e Comerciais	(527,4)	(599,3)	(71,9)	13,6

3.1. Salários e Encargos

O grupo de Salários e Encargos apresentou um acréscimo de R$ 36,1 milhões ou 19,5%. Esse acréscimo está relacionado principalmente aos seguintes fatores:

(a) Provisão para participação nos resultados, no valor de R$ 11,7 milhões registrados no 2T02;

(b) Dissídio coletivo, de 5,37%, em vigor a partir de maio de 2001 e 8,0% em maio de 2002, gerando um acréscimo de R$ 6,0 milhões;

(c) Provisão de benefício de aposentados, no montante de R$ 4,0 milhões, decorrente da apropriação, a partir de 2002, dos custos correntes relativos à provisão do passivo atuarial, dos funcionários que compõem o plano de benefício definido da Sabesprev, conforme deliberação CVM 371/00 (parágrafo 85);

(d) FGTS, no montante de R$ 1,4 milhão, decorrente do aumento no percentual de recolhimento do fundo de garantia (de 8,0 para 8,5%) e do aumento da multa indenizatória (de 40 para 50%), conforme Lei Complementar 110/01 de 29/06/2001 (com vigência a partir de outubro de 2001).

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

(c) Remuneração por Competência - tendo sido destinado até 1% da folha de pagamento para a regularização de enquadramentos funcionais (a partir de junho de 2002) e também até 1% para promoções de cargos (a partir de julho de 2002).

3.2. Materiais de Tratamento

O grupo de Materiais de Tratamento apresentou um acréscimo de R$ 5,6 milhões ou 38,5%, motivado pela piora da qualidade dos mananciais, que exigiu uma aplicação de maiores quantidades de produtos químicos, tais como sulfato de ferro, cloro, e cal. No mesmo período, a ocorrência de uma maior proliferação de algas, provocada pelo aumento de calor, levou a um acréscimo de consumo de materiais como carvão ativado. Além do maior volume consumido, houve um significativo aumento dos preços desses materiais que variaram de 15,0% a 40,0%, com destaque para o sulfato de ferro, carvão ativado e cal hidratada.

O quadro abaixo resume os efeitos do aumento dos custos dos principais produtos químicos utilizados pela *SABESP* em seus processos de tratamento:

Custo por Material – em R$ mil

	2º tri/01	2º tri/02	Diferença	%
Sulfato de ferro	1.136	2.608	1.472	129,6
Carvão ativado	2.187	3.436	1.249	57,1
Cloro	2.748	3.640	892	32,5
Cloreto férrico	2.005	2.607	602	30,0
Cal	2.043	2.609	566	27,7
Outros Materiais de Tratamento	4.485	5.326	841	18,8
Total	14.604	20.226	5.622	38,5

3.3. Serviços

O grupo de Serviços apresentou um acréscimo de R$ 14,3 milhões ou 19,5%. As principais variações identificadas nesse grupo foram:

(a) Manutenção de ligações domiciliares, com acréscimo de R$ 5,8 milhões, referente principalmente à prestação de serviços de otimização da medição do volume de água fornecida pela *SABESP* a grandes consumidores;

(b) Recuperação de crédito, com acréscimo de R$ 2,5 milhões, decorrente do maior volume de serviços prestados por terceiros para recuperação de créditos vencidos;

(c) Serviços técnicos profissionais, com acréscimo de R$ 1,6 milhão, referente ao pagamento de serviços jurídicos prestados por escritórios de advocacia, objetivando a estruturação da operação de venda de lote de ações da Sabesp na Bolsa de Nova York;

(d) Aluguel de equipamentos de informática, com acréscimo de R$ 1,6 milhão, referente à contratação de serviços de locação e manutenção de equipamentos, suporte técnico e treinamento para adequação e ampliação do parque tecnológico da Companhia;

(e) Telefone, com acréscimo de R$ 1,2 milhão, referente à instalação de linha *frame-relay* (nova central telefônica na unidade Ponte Pequena) e reajuste tarifário em fevereiro de 2002, específico aos serviços de dados por circuitos de velocidade (compondo a média de 12,6%); e

(f) Controle de perdas, com acréscimo de R$ 1,0 milhão, referente à contratação de serviços de implantação de redutores de pressão nas redes de distribuição, serviço de engenharia para avaliação de volumes não faturados, em decorrência de abastecimentos clandestinos e detecção de vazamentos não visíveis.

3.4. Força e Luz

O grupo de Força e Luz apresentou um acréscimo no valor de R$ 17,6 milhões ou 36,5%, devido aos reajustes autorizados pela ANEEL. O consumo de energia elétrica da Sabesp no 2T02 foi de 488.849 MWh, 1,2% superior ao consumo no 2T01, que foi de 482.899 MWh.

Outro fator que contribuiu para o aumento deste grupo foi o encargo criado pela Lei No. 10.438, para recomposição tarifária extraordinária de 7,9%, em vigor desde janeiro de 2002, com prazo médio de vigência de seis anos.

A ANEEL emitiu a Resolução No. 71 estabelecendo o ECE – Encargo de Capacidade Emergencial, cuja aplicação representou um impacto de 4,6% no total de gastos de energia elétrica da companhia a partir de março de 2002. Este mesmo encargo foi alterado através da Resolução ANEEL No. 249, com vigência a partir de 28 de junho de 2002, passando a representar um impacto de 5,4% no total de gastos com energia elétrica.

3.5. Despesas Gerais

O grupo de Despesas Gerais apresentou um crescimento de R$ 2,9 milhões ou 17,8%, resultante dos seguintes acréscimos:

(a) Provisão para contingência cível, no montante de R$ 1,6 milhão;

(b) Recebimentos de contas de água, no valor de R$ 1,3 milhão, resultante do reajuste do contrato para prestação de serviços de arrecadação bancária, elevando as tarifas a partir de janeiro de 2002, da seguinte forma: tarifa balcão – de R$ 0,92 para R$ 1,04; débito automático – de R$ 0,32 para R$ 0,35.

3.6. Depreciação e Amortização

O grupo de Depreciação e Amortização apresentou um crescimento de R$ 18,0 milhões ou 15,7%, resultante da incorporação ao imobilizado em operação da Companhia de obras em andamento, a partir de julho de 2001.

3.7. Baixa de Créditos

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

A conta Baixa de Créditos apresentou uma redução de R$ 24,1 milhões ou 45,6%, decorrente do menor volume de valores baixados no 2T02 principalmente no varejo (residências, comércio, indústria e públicos, exceto estaduais).

(R$ milhões)

Descrição	2º tri/01	2º tri/02	Diferença	%
Valores baixados				
Varejo	42,0	22,6	(19,4)	(46,2)
Permissionárias	22,4	23,4	1,0	4,5
Outros valores baixados	4,2	3,2	(1,0)	(23,8)
Valores recuperados				
Valores recebidos	(5,9)	(8,9)	(3,0)	50,8
Outros valores recuperados	(9,9)	(11,6)	(1,7)	17,2
Total	52,7	28,7	(24,0)	(45,6)

4. Despesas Financeiras e Variações Monetárias Passivas

(a) Despesas Financeiras
O grupo de Despesas Financeiras apresentou um acréscimo de R$ 59,7 milhões ou 35,5%, devido principalmente a:

- Provisão para contingências financeiras, com acréscimo de R$ 29,1 milhões, decorrente de provisão de processos judiciais (Cofins, Finsocial e outros).
- Juros de financiamentos internos, com crescimento de R$ 20,9 milhões, resultante do acréscimo das debêntures – 4ª e 5ª emissão em junho de 2001 e abril de 2002, respectivamente;
- Juros de financiamentos externos, com crescimento de R$ 5,2 milhões. No 2T02, em decorrência da desvalorização do Real, o saldo devedor encontra-se superior em comparação com o 2T01, ocasionando um aumento nos juros, principalmente do Eurobônus.

(b) Variações Monetárias Passivas
As Variações Monetárias Passivas apresentaram um acréscimo de R$ 460,7 milhões ou 268,7%, devido à variação cambial no 2T02 (22,4%).

5. Indicadores Operacionais

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

A empresa continua ampliando seus serviços, o que pode ser observado no quadro abaixo através da evolução do número de ligações de água e esgoto:

Indicadores Operacionais	2º tri/01	2º tri/02	%
Ligações de Água (1)	5.627	5.877	4,4
Ligações de Esgoto (1)	4.051	4.138	2,1
População atendida em água (2)	19,9	21,0	5,5
População atendida em esgoto (2)	16,1	16,5	2,5
Volume faturado de água no atacado (3)	80,5	85,2	5,8
Volume faturado de água no varejo (3)	346,5	357,8	3,3
Volume faturado de esgoto (3)	266,1	276,5	3,9
Número de empregados	18.025	18.254	1,3
Produtividade operacional (4)	537	549	2,2

(1) Em 1000 unidades no final do período
(2) Em milhões de habitantes, final do período (não inclui fornecimento no atacado)
(3) Em milhões de m^3
(4) Nº de ligações de água e esgoto por empregado

6. Captação de Recursos

Política

A política de gestão do endividamento tem-se pautado a partir de janeiro/99, momento em que o Brasil adotou o câmbio flutuante, em três pontos:

- alongamento da dívida: efetuar operações de crédito de prazo longo;
- privilegiar as captações em moeda nacional, não renovando operações de crédito em moeda estrangeira. A exceção a esta regra são as operações de crédito com instituições financeiras multilaterais como BID, e bilaterais, como JBIC;
- priorizar operações de crédito de custos mais baixos, como por exemplo BNDES e CEF, sempre que possível.

Neste sentido, o Orçamento Plurianual (2002-2006) previa para 2002:

- uma única captação com debêntures (em 2002), que foi executada;

- somente duas operações com moeda externa, mas de longuíssimo prazo (25 anos) e custos baixos, com aval do tesouro nacional e paulista: (a) BID: US$ 200 milhões, com juros de 6,8%a.a. (assinado em julho de 2000); e (b) JBIC: US$ 150 milhões, com juros de 2% a.a., 7 anos de carência e 25 para pagamento;
- BNDES: R$ 400 milhões, com juros da TJLP, mais 3% a.a., com prazo de 7 anos, com 3 de carência;
- CEF com recursos do FGTS: até R$ 520 milhões, com prazo de 10 anos e juros da TR mais 6,5%a.a. para esgoto e 8% para água.

7. Captações em 2002

A Companhia efetuou a sua 5° emissão de debêntures simples em abril de 2002, no montante de R$ 400 milhões, representada por 40.000 debêntures com valor unitário de R$ 10 mil cada.

A emissão foi realizada em 2 séries, sendo a primeira no volume de 31.372 debêntures referenciada em CDI adicionado de um spread de 1,85%. A segunda série no volume de 8.628 debêntures está referenciada em IGP-M acrescido de juros de 13,25% ao ano. Os juros da primeira série serão pagos trimestralmente e da segunda, anualmente. O prazo de vigência das debêntures é de 59 meses com o último vencimento ocorrendo em março de 2007.

As tratativas para assinatura do contrato de financiamento do projeto de Despoluição da Baixada Santista com o Japan Bank for International Cooperation - JBIC estão bastante avançadas, já tendo recebido aprovação do Governo Japonês para inclusão no Orçamento Fiscal daquele país. Espera-se que os contratos sejam assinados entre o final de 2002 e o começo de 2003.

A *SABESP* assinou, no dia 8 de agosto corrente, contrato de financiamento com o BNDES, no valor de R$ 240 milhões, destinado a parte da contrapartida nacional para o Projeto Tietê - Fase II.

A Agência Nacional de Águas – ANA, através do Programa de Despoluição das Bacias Hidrográficas (Prodes-2002), deve assinar com a *SABESP* contratos de compra de esgoto tratado no valor total de R$25 milhões, até o 3° trimestre do corrente ano.

A Sabesp está negociando recursos do FGTS, cujo gestor é a Caixa Econômica Federal, no valor de R$ 300 milhões, com desembolso a partir do início de 2003. O destaque desta negociação é o seu baixo custo (TR mais 10,5% para esgoto e 12% para água) e prazo longo de amortização (10 anos).

8. Liquidação de Empréstimos e Financiamentos – Curto Prazo

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

A companhia está em condições de amortizar com segurança as dívidas vincendas nos próximos doze meses (R$ 522,3 milhões). Ressalte-se também que a dívida de curto prazo referenciada em moeda estrangeira totaliza somente US$ 114,2 milhões:

(R$ milhões)

Descrição	2º sem/02	1º sem/03	Total
Principal	77,4	79,4	156,8
Juros e Encargos	38,0	2,8	40,8
Total Internos	115,4	82,2	197,6
Principal	121,0	121,0	242,0
Juros e Encargos	82,7	-	82,7
Total Externos	203,7	121,0	324,7
Total Geral	319,1	203,2	522,3

9. Recuperação dos Mananciais

	Porcentagem do volume máximo (%)		
Sistema	Jun/01	Jun/02	Adicional (%)
Cantareira	30,4	56,3	85,2
Guarapiranga	46,1	49,7	7,8
Alto Tietê	35,5	48,1	35,5
Rio Grande	86,3	88,4	2,4
Rio Claro	43,2	80,3	85,9
Alto Cotia	26,2	76,7	192,8

Mesmo tendo chovido pouco em junho de 2002, o índice pluviométrico acumulado no presente ano hidrológico (out/01 a jun/02) ainda encontra-se próximo da média histórica.

Foram feitas projeções de volume até out/02 (1º mês do próximo período de chuvas) para vazões de afluência muito baixas (isto é, cuja probabilidade de ocorrência é pequena) e, mesmo assim, o risco de esvaziamento dos mananciais é praticamente nulo.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BASICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	01
2 - Nº ORDEM	3
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/1999-030
4 - DATA DO REGISTRO CVM	18/03/1999
5 - SÉRIE EMITIDA	1
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/1999
9 - DATA DE VENCIMENTO	24/09/2004
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	CDI + 1,5% AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	1.002,92
14 - MONTANTE EMITIDO (Reais Mil)	115.335
15 - Q. TÍTULOS EMITIDOS(UNIDADE)	115.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	103.014
17 - TÍTULO TESOURARIA (UNIDADE)	11.986
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	24/09/2001
22 - DATA DO PRÓXIMO EVENTO	24/09/2002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BASICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	02
2 - Nº ORDEM	3
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/1999-031
4 - DATA DO REGISTRO CVM	18/03/1999
5 - SÉRIE EMITIDA	2
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/1999
9 - DATA DE VENCIMENTO	24/09/2004
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	CDI + 1,5% AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	1.002,92
14 - MONTANTE EMITIDO (Reais Mil)	115.335
15 - Q. TÍTULOS EMITIDOS(UNIDADE)	115.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	103.198
17 - TÍTULO TESOURARIA (UNIDADE)	11.802
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	24/09/2001
22 - DATA DO PRÓXIMO EVENTO	24/09/2002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BASICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	03
2 - Nº ORDEM	3
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/1999-032
4 - DATA DO REGISTRO CVM	18/03/1999
5 - SÉRIE EMITIDA	3
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/1999
9 - DATA DE VENCIMENTO	24/09/2004
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	CDI + 1,5% AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	1.002,92
14 - MONTANTE EMITIDO (Reais Mil)	115.335
15 - Q. TÍTULOS EMITIDOS(UNIDADE)	115.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	102.159
17 - TÍTULO TESOURARIA (UNIDADE)	12.841
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	24/09/2001
22 - DATA DO PRÓXIMO EVENTO	24/09/2002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BASICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	04
2 - Nº ORDEM	3
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/1999-033
4 - DATA DO REGISTRO CVM	18/03/1999
5 - SÉRIE EMITIDA	4
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/1999
9 - DATA DE VENCIMENTO	24/09/2004
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	CDI + 1,5% AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	1.002,92
14 - MONTANTE EMITIDO (Reais Mil)	51.816
15 - Q. TÍTULOS EMITIDOS(UNIDADE)	51.666
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	41.005
17 - TÍTULO TESOURARIA (UNIDADE)	10.661
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	24/09/2001
22 - DATA DO PRÓXIMO EVENTO	24/09/2002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BASICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	05
2 - Nº ORDEM	3
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/1999-034
4 - DATA DO REGISTRO CVM	18/03/1999
5 - SÉRIE EMITIDA	5
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/1999
9 - DATA DE VENCIMENTO	24/09/2004
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	CDI + 1,5% AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	1.002,92
14 - MONTANTE EMITIDO (Reais Mil)	16.475
15 - Q. TÍTULOS EMITIDOS(UNIDADE)	16.428
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	16.428
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	24/09/2001
22 - DATA DO PRÓXIMO EVENTO	24/09/2002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BASICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	06
2 - Nº ORDEM	4
3 - Nº REGISTRO NA CVM	CVM\SRE\DEB\2001-022
4 - DATA DO REGISTRO CVM	04/06/2001
5 - SÉRIE EMITIDA	UN
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/04/2001
9 - DATA DE VENCIMENTO	15/12/2006
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	CDI + 1,20% AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	10.072,02
14 - MONTANTE EMITIDO (Reais Mil)	302.160
15 - Q. TÍTULOS EMITIDOS(UNIDADE)	30.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	30.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	15/09/2002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BASICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	07
2 - Nº ORDEM	5
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2002-013
4 - DATA DO REGISTRO CVM	14/05/2002
5 - SÉRIE EMITIDA	1
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/04/2002
9 - DATA DE VENCIMENTO	01/03/2007
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	CDI + 1,85% AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	10.473,41
14 - MONTANTE EMITIDO (Reais Mil)	328.571
15 - Q. TÍTULOS EMITIDOS(UNIDADE)	31.372
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	31.372
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	01/07/2002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BASICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	08
2 - N° ORDEM	5
3 - N° REGISTRO NA CVM	CVM/SRE/DEB/2002-014
4 - DATA DO REGISTRO CVM	14/05/2002
5 - SÉRIE EMITIDA	2
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/04/2002
9 - DATA DE VENCIMENTO	01/03/2007
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IGP-M + 13,25% AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	10.614,98
14 - MONTANTE EMITIDO (Reais Mil)	91.586
15 - Q. TÍTULOS EMITIDOS(UNIDADE)	8.628
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	8.628
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	01/04/2003

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Mercado de Capitais e Informações Gerais

Em abril de 2002, as ações **Sabesp** passaram a ser negociadas no "**Novo Mercado - BOVESPA**", aderindo, desta forma, às rigorosas exigências de Governança Corporativa deste segmento de mercado.

No mês de maio de 2002, foi realizada a operação de oferta de ações **Sabesp**, de propriedade do Governo do Estado de São Paulo, com a venda de 4,78 bilhões de ações (incluindo Green Shoe de 165 milhões de ações), representativas de 16,8% do capital social, elevando para 28,5% o total de ações em circulação no mercado de capitais. A oferta foi realizada nos mercados nacional e internacional, com a listagem das ações na forma de American Depositary Receipts (ADR) na bolsa de valores de Nova York em 10 de maio de 2002, com o símbolo "**SBS**".

Em 03 de junho de 2002 a Câmara Municipal da Cidade de São Paulo aprovou a lei No. 13.370 que determina em seu artigo 1º a obrigatoriedade de que todas as edificações existentes efetuem a ligação da canalização do esgoto à rede coletora pública nos logradouros providos desta rede. A referida lei vem ao encontro das metas da **Sabesp** de otimizar as redes de coleta já implantadas pela Companhia.

Nos termos da Instrução CVM n.º 358, de 03 de janeiro de 2002 e de acordo com Artigo 28 do Regulamento do Sistema Tarifário, aprovado pelo Decreto Estadual N.º 41.446, de 16 de dezembro de 1996, a Companhia de Saneamento Básico do Estado de São Paulo - ***SABESP*** comunicou, em 01 de agosto de 2002, que as tarifas e demais condições a vigorarem para os fornecimentos de água e/ou coleta de esgotos serão reajustadas a partir de 07 de agosto de 2002. O reajuste corresponderá a um incremento de 8,22% para todas as categorias de uso e faixas de consumo, exceto nos seguintes itens, que permanecerão com os valores atuais: (a) tarifa da categoria de uso residencial social e residencial favela; (b) fornecimento especial a embarcações – Litoral Norte e Baixada Santista; (c) fornecimento especial de água através de carros tanque; e (d) tarifas para contrato de demanda firme.

A integra da comunicação encontra-se no *site* da Sabesp www.sabesp.com.br e foi também publicada no Diário Oficial do Estado de São Paulo na edição de 03 de agosto de 2002.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Relatório dos auditores independentes
sobre a revisão limitada

09 de agosto de 2002

Aos Administradores e Acionistas
Companhia de Saneamento Básico do
Estado de São Paulo – SABESP

1. Efetuamos revisões limitadas das informações contábeis contidas nas Informações Trimestrais – ITR da Companhia de Saneamento Básico do Estado de São Paulo – SABESP, referentes aos trimestres e períodos findos em 30 de junho e 31 de março de 2002 e 30 de junho de 2001, elaboradas sob a responsabilidade da administração da companhia.

2. Nossas revisões foram efetuadas de acordo com as normas específicas estabelecidas pelo IBRACON – Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiram, principalmente, em: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia, quanto aos principais critérios adotados na elaboração das informações trimestrais e (b) revisão das informações relevantes e dos eventos subsequentes que tenham, ou possam vir a ter, efeitos relevantes sobre a posição financeira e as operações da companhia.

3. Baseados em nossas revisões limitadas, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas, para que as mesmas estejam de acordo com os princípios contábeis previstos na legislação societária brasileira aplicáveis à preparação das informações trimestrais, de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Júlio César dos Santos
Sócio
Contador CRC 1SP137878/O-6

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 – CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80
4 – NIRE		
35300016831		

01.02 – HEAD-OFFICE

1 – FULL ADDRESS			2 – BOROUGH OR DISTRICT		
Rua Costa Carvalho, 300			Pinheiros		
3 – ZIP CODE	4 – CITY				5 – STATE
05429-900	São Paulo				SP
6 – AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX	
011	3388-8000	3388-8200	3388-8201		
11 – AREA CODE	12 – FAX	13 – FAX	14 – FAX		
011	3813-0254	-	-		
15 – E-MAIL					
acarmignani@sabesp.com.br					

01.03 – INVESTORS' RELATIONS OFFICER (Company's Mail Address)

1 – NAME					
Paulo Domingos Knippel Galletta					
2 – FULL ADDRESS			3 – BOROUGH OR DISTRICT		
Rua Costa Carvalho, 300			Pinheiros		
4 – ZIP CODE	5 – CITY				6 – STATE
05429-900	São Paulo				SP
7 – AREA CODE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX	
011	3388-8386	3388-8426	3388-8122		
12 – AREA CODE	13 – FAX	14 – FAX	15 – FAX		
011	3815-4465	-	-		
16 – E-MAIL					
pgalletta@sabesp.com.br					

01.04 – REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PREVIOUS QUARTER		
1 – BEGINNING	2 - END	3 – NUMBER	4 - BEGINNING	5 – END	6 – NUMBER	7 – BEGINNING	8 - END
01/01/2002	12/31/2002	2	04/01/2002	06/30/2002	1	01/01/2002	03/31/2002
9 – AUDITOR'S NAME/CORPORATE NAME						10 – CVM CODE	
PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES						00287-9	
11 – PERSON IN CHARGE FOR THE AUDITING COMPANY						12 – CPF OF PERSON IN CHARGE	
Júlio César dos Santos						591.515.108-63	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

01.05 - CAPITAL STOCK COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 03/31/2002	2 - PREVIOUS QUARTER 12/31/2001	3 - SAME QUARTER PREVIOUS YEAR 03/31/2001
Paid-up Capital			
1 - Common Shares	28,479,577	28,479,577	28,479,577
2 - Preferred Shares	0	0	0
3 - Total	28,479,577	28,479,577	28,479,577
Treasury Shares			
4 - Common Shares	0	0	0
5 - Preferred Shares	0	0	0
6 - Total	0	0	0

01.06 - COMPANY'S DATA

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 - TYPE OF STATUS Operating
3 - NATURE OF STOCKHOLDING CONTROL State-owned
4 - ACTIVITY CODE 1990300 - Water, Sanitation and Gas Services
5 - MAIN ACTIVITY Water entrapment, processing and distribution; Sewer collection and processing
6 - TYPE OF CONSOLIDATED Not Submitted
7 - TYPE OF AUDITOR'S REPORT Without restrictions

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY'S NAME

01.08 - CASH INCOME DELIBERATED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - INCOME	5 - BEGINNING OF PAYMENT	6 - SHARE TYPE	7 - INCOME PER SHARE
01	RCA	01/30/2002	Interests on own capital	06/25/2002	ON	0.0172000000
02	RCA	04/29/2002	Interests on own capital		ON	0.0038000000

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

01.09 – SUBSCRIBED CAPITAL STOCK AND CHANGES IN THE CURRENT FISCAL YEAR

1 - Item	2 - CHANGE DATE	3 - CAPITAL STOCK AMOUNT (Thousand reais)	4 - AMOUNT OF CHANGE (Thousand reais)	5 - ORIGIN OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	7 - share price upon issuance (Thousand)

01.10 – INVESTORS' RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
09/09/2002	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

02.01 – BALANCE SHEET - ASSETS (Thousand Reals)

Account Code	Account Description	06/30/2002	31/03/2002
1	Total Assets	16,475,461	15,852,369
1.01	Current Assets	1,838,421	1,325,954
1.01.01	Cash	761,520	333,282
1.01.01.01	Cash, Cash-in-Banks, Financial Investments	696,695	250,502
1.01.01.02	Treasury Debentures	47,428	47,395
1.01.01.03	Foreign Currency Purchase	0	33,565
1.01.01.04	Cash Equivalents	17,397	1,820
1.01.02	Credits	903,996	869,705
1.01.02.01	Customers	903,996	869,705
1.01.03	Inventories	18,360	19,181
1.01.03.01	Operating Storage Inventory	18,360	19,181
1.01.04	Others	154,545	103,786
1.01.04.01	Accounts Receivable from Shareholders	74,363	47,984
1.01.04.02	13th Wage Advance	8,481	5,924
1.01.04.03	Taxes to be carried forward	53,268	32,952
1.01.04.04	Other Accounts Receivable	18,433	16,926
1.02	Long Term Assets	1,023,301	910,241
1.02.01	Sundry Credits	1,023,301	910,241
1.02.01.01	Customers	8,598	9,820
1.02.01.02	Indemnities Receivable	148,794	148,794
1.02.01.03	Court Deposits and Others	32,346	17,136
1.02.01.04	Tax Incentives	4,157	4,157
1.02.01.05	Deferred Taxes and Contributions	222,032	105,096
1.02.01.06	GESP Agreement	607,374	625,238
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Allied Companies	0	0
1.02.02.02	With Controlled Companies	0	0
1.02.02.03	With Other Related Parties	0	0
1.02.03	Others	0	0
1.03	Permanent Assets	13,613,739	13,616,174
1.03.01	Investments	740	740
1.03.01.01	Interest In Allied Companies	0	0
1.03.01.02	Interest In Controlled Companies	0	0
1.03.01.03	Other Investments	740	740
1.03.01.03.01	Shares In Other Companies	669	669
1.03.01.03.02	Shares In Other Companies With Tax Incentive	49	49
1.03.01.03.03	Compulsory Deposits – Eletrobrás	22	22
1.03.02	Fixed Assets	13,495,797	13,500,274
1.03.02.01	Fixed Assets – Operations	11,094,978	11,075,672
1.03.02.02	Works In Progress	2,400,819	2,424,602
1.03.03	Deferred Assets	117,202	115,160
1.03.03.01	Organizational And Reorganizational Expenses	117,202	115,160

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

02.02 – BALANCE SHEET – LIABILITIES (Thousand Reais)

Account Code	Account Description	06/30/2002	03/31/2002
2	Total Liabilities	16,475,461	15,852,369
2.01	Current Liabilities	1,528,887	1,392,327
2.01.01	Loans And Financing	501,255	410,620
2.01.02	Debentures	21,024	3,095
2.01.02.01	Interest On Debentures	21,024	3,095
2.01.03	Suppliers	41,114	40,776
2.01.04	Taxes, Fees and Contributions	79,632	114,606
2.01.04.01	Cofins and Pasep	6,550	6,346
2.01.04.02	Social Security (INSS)	11,773	8,828
2.01.04.03	Refis Program	60,123	58,718
2.01.04.04	Social Contribution	0	4,733
2.01.04.05	Income Tax	0	29,885
2.01.04.06	Others	1,186	6,096
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	296,309	257,770
2.01.06.01	Vacations	75,266	64,573
2.01.06.02	13th Wage	24,482	11,607
2.01.06.03	Payroll Charges	2,440	2,535
2.01.06.04	Cofins/Pasep - Law 9718/98	137,741	123,386
2.01.06.05	Finsocial	52,928	52,217
2.01.06.06	For Contingencies with Customers	3,452	3,452
2.01.07	Debts With Related Parties	0	0
2.01.08	Others	589,553	565,460
2.01.08.01	Salaries and Charges	21,568	11,791
2.01.08.02	Services	36,339	24,406
2.01.08.03	Interest On Own Capital Payable	529,156	528,341
2.01.08.04	Other Liabilities	2,490	922
2.02	Long Term Liabilities	7,275,084	6,459,818
2.02.01	Loans And Financing	5,632,559	5,145,929
2.02.02	Debentures	1,115,595	713,094
2.02.02.01	Debentures 3rd Issuance	413,094	413,094
2.02.02.02	Debentures 4th Issuance	300,000	300,000
2.02.02.03	Debentures 5th Issuance	402,501	0
2.02.03	Provisions	122,339	92,226
2.02.03.01	Provisions For Labor Indemnities	16,247	15,700
2.02.03.02	Provisions For Taxes and Contributions	0	0
2.02.03.03	Social Security Charges	4,987	4,892
2.02.03.04	Suppliers	96,496	68,143
2.02.03.05	Others	4,609	3,491
2.02.04	Debts With Related Parties	0	0
2.02.05	Others	404,591	508,569
2.02.05.01	Deferred Taxes and Contributions	245,212	250,101
2.02.05.02	Refis Program	100,205	112,542
2.02.05.03	Interests on Own Capital Payable	0	103,622
2.02.05.04	Other Liabilities	59,174	42,304

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

02.02 – BALANCE SHEET – LIABILITIES (Thousand Reais)

Account Code	Account Description	06/30/2002	03/31/2002
2.03	Future Fiscal Year Results	0	0
2.05	Shareholders' Equity	7.671.490	8.000.224
2.05.01	Paid-up Capital Stock	3,403,688	3,403,688
2.05.02	Capital Reserves	42,016	41,458
2.05.02.01	Aid for Works	26,236	25,678
2.05.02.02	Incentive Reserves	15,780	15,780
2.05.03	Revaluation Reserves	2,904,615	2,927,959
2.05.03.01	Owned Assets	2,904,615	2,927,959
2.05.03.02	Controlled / Allied Companies	0	0
2.05.04	Profit Reserves	1,598,217	1,598,217
2.05.04.01	Legal Reserve	104,674	104,674
2.05.04.02	Statutory Reserve	0	0
2.05.04.03	Reserve For Contingencies	0	0
2.05.04.04	Reserve For Realizable Profits	0	0
2.05.04.05	Retained Profits Reserve	0	0
2.05.04.06	Special Reserve For Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	1,493,543	1,493,543
2.05.04.07.01	Investment Reserves	1,493,543	1,493,543
2.05.05	Accrued Profits / Losses	(277,046)	28,902

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 – CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

03.01 – INCOME STATEMENT

1 - Account Code	2 - Account Description	3 – 01/01/2002 to 06/30/2002	4 – 01/01/2002 to 06/30/2002	5 – 04/01/2001 to 06/30/2002	6 – 01/01/2001 to 06/30/2002
3.01	Gross Revenue From Sales and/Or Services	980,195	1,903,696	846,531	1,740,839
3.01.01	Water Supply – Retail	496,631	970,072	425,845	893,733
3.01.02	Water Supply – Wholesale	55,878	110,525	48,625	95,549
3.01.03	Sewage Collection	387,659	754,266	331,355	685,061
3.01.04	Other Services Rendered	40,027	68,833	40,706	66,496
3.02	Gross Revenue Deductions	(28,025)	(54,629)	(25,782)	(52,673)
3.03	Net Revenue From Sales and/or Services	952,170	1,849,067	820,749	1,688,166
3.04	Cost of Assets and/or Services Sold	(459,845)	(872,873)	(386,351)	(766,252)
3.05	Gross Income	492,325	976,194	434,398	921,914
3.06	Operating Expenses/Revenues	(965,110)	(1,302,876)	(473,265)	(967,790)
3.06.01	Selling Expenses	(84,098)	(200,039)	(93,833)	(196,089)
3.06.02	General and Administrative Expenses	(55,296)	(101,691)	(47,249)	(90,570)
3.06.03	Financial Expenses	(825,716)	(1,001,146)	(332,183)	(681,131)
3.06.03.01	Financial Revenues	34,538	66,572	7,690	27,425
3.06.03.01.01	Financial Revenues	35,796	69,044	7,986	28,473
3.06.03.01.02	Cofins/Pasep	(1,258)	(2,472)	(296)	(1,048)
3.06.03.02	Financial Expenses	(860,254)	(1,067,718)	(339,873)	(708,556)
3.06.03.02.01	Financial Expenses	(860,254)	(1,067,718)	(339,873)	(708,556)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0

1 - CVM CODE	2 - COMPANY'S NAME	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

03.01 – INCOME STATEMENT

3.06.06	Equity Result	0	0	0	0
3.07	Operating Income	(472,785)	(326,682)	(38,867)	(45,876)
3.08	Non-Operating Income	(108)	(7,967)	(1,937)	(28,814)
3.08.01	Revenues	3,735	4,767	4,399	6,173
3.08.01.01	Revenues	3,914	4,971	4,477	6,294
3.08.01.02	Cofins/Pasep	(179)	(204)	(78)	(121)
3.08.02	Expenses	(3,843)	(12,734)	(6,336)	(34,987)
3.08.02.01	Losses In Fixed Assets Written – Off	(3,509)	(9,804)	(5,929)	(32,184)
3.08.02.02	Others	(334)	(2,930)	(407)	(2,803)
3.09	Income Before Tax/ Participations	(472,893)	(334,649)	(40,804)	(74,690)
3.10	Income Tax and social contribution provision	34,618	0	(6,995)	(31,412)
3.10.01	Income Tax Provision	29,885	0	(7,828)	(29,609)
3.10.02	Social Contribution Provision	4,733	0	833	(1,803)
3.11	Deferred Income Tax	117,458	133,586	10,601	45,130
3.11.01	Deferred Income Tax	69,910	74,567	446	14,411
3.11.02	Deferred Social Contribution	35,725	35,373	(1,668)	7,085
3.11.03	Deferred Income Tax Reversal	11,823	23,646	11,823	23,634
3.12	Statutory Participations/Contributions	(8,475)	(16,951)	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	(8,475)	(16,951)	0	0
3.12.02.01	Extraordinary Item	(8,475)	(16,951)	0	0
3.13	Reversal Of Interests On Own Capital	0	0	0	0
3.15	Profit/Loss For The Fiscal Year	(329,292)	(218,014)	(37,198)	(60,972)
	NUMBER OF SHARES, EX-TREASURY SHARES (Thou)	28,479,577	28,479,577	28,479,577	28,479,577
	PER SHARE PROFIT				
	PER SHARE LOSS	(0.01156)	(0.00766)	(0.00131)	(0.00214)

04.01 – EXPLANATORY NOTES

1. OPERATING CONTEXT

Companhia de Saneamento Básico do Estado de São Paulo – SABESP has for its corporate object the operation of public water and sewer systems in the State of São Paulo, upon concession of these services, to a comprehensive network of home, commercial, industrial and government customers. The Company also supplies bulk water to municipalities in the Metropolitan Region of São Paulo that are not provided with their own water supply systems.

The company provides water and sewer services in 322 municipalities of the State of São Paulo, upon concession thereof. Substantially all the concessions are for a term of 30 years, one of them to expire in 2004 and the remainder, between 2005 and 2029. The concessions may be automatically renewed for equal periods as those of the initial contract, unless the relevant municipality or SABESP exercise their right to terminate the concession at least six months before the concession expiration date.

The company is not provided with a formal concession for supply of water and sewer services in the city of São Paulo, which answers for most of the services revenue, as well as in other 43 municipalities in the State of São Paulo, operating in these cases under a public deed of authorization. Except for the city of Santos, none of these municipalities has a significant population. The company understands that it has the right to provide such services based, among other aspects, on its possession of the water and sewer services serving the city of São Paulo and the other municipalities and on certain succession rights obtained from the merger generating SABESP.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements herein presented have been prepared in conformance with the accounting principles set forth in the Brazilian Corporation Law, as well as in instructions enacted by the Brazilian Securities and Exchange Commission - CVM.

These statements are identified by the expression "according to the Corporation Law". Complementary information "in constant purchasing power currency" are also shown, having been prepared in accordance with the criteria described in note 4.

3. MAIN ACCOUNTING PRACTICES

(a) Income determination

(i) Revenue from sales and services

Water supply and sanitary sewer collection services not invoiced until the closing date of the period/fiscal year are measured and recorded, as a contra account of accounts receivable from customers, in such a manner as to allow the contraposition of costs and revenues in the respective period/fiscal year.

(ii) Financial expenses and revenues

Financial expenses and revenues are substantially represented by interests, monetary and exchange variations arising out of loans and financings, as well as financial investments, calculated and recorded on an accrual basis.

04.01 – EXPLANATORY NOTES

(iii) Income tax and social contribution

The provision for income tax and deferred income tax on temporary differences is accrued at the base rate of 15% plus additional 10%. The provisions for social contribution on profit and deferred social contribution on profit are levied at the rate of 9%.

(iv) Other Revenues and Expenses

Other revenues and expenses are recorded on an accrual basis.

(b) Financial investments

Financial investments are substantially represented by Certificates of Bank Deposit – CDBs, being recorded at the investment values, added by income earned ("pro rata temporis") until the closing date of the period/fiscal year.

(c) Allowance for doubtful debtors

This allowance is accrued in an amount deemed sufficient to cover probable losses arising from non-realization of accounts receivable, being recorded as a contra account of the income under the item "selling expenses".

(d) Inventories

Inventories of materials intended for consumption and maintenance of water and sewer systems are evaluated at their average purchase cost and are shown under current assets.

Inventories intended for investment are shown in fixed assets at their historical cost.

(e) Other current and long term assets

The other current and long term assets are shown at cost or at their realization value, including, as applicable, income earned therefrom.

(f) Permanent assets

Permanent assets are shown at cost, restated as of December 31, 1995, in conjunction with the following aspects:

Fixed assets depreciation, based on the straight-line depreciation method, at the rates mentioned in Note 7.

Fixed assets revaluation conducted in 1990 and 1991, based on an independent auditors' report, carried out through depreciation, disposal and retirement of the respective assets, as a contra account of the "Retained Profit" account.

Deferred assets amortization based on the straight-line depreciation method, in five years, starting from the beginning of the benefits.

Financial charges relating to borrowing from third parties, intended for works in progress, are allocated at the cost thereof.

04.01 – EXPLANATORY NOTES

(g) Loans and financings

Loans and financings are restated with basis on monetary and exchange variations, added by the respective charges incurred until the closing date of the period/fiscal year.

(h) Provision for contingency

This provision is accrued for coverage of eventual losses, estimated by legal consultants to be probable and having an anticipated value, being related to labor, tax, civil and commercial proceedings, in both administrative and judicial courts.

(i) Other current liabilities and long term liabilities

Other current liabilities and long term liabilities are shown at their known value or liabilities, and are added, as applicable, by the corresponding charges and exchange variations s.

4. SUPPLEMENTARY INFORMATION IN A "CONSTANT PURCHASE POWER CURRENCY"

(a) Updating rate

The monetary updating of operations related to permanent assets, shareholders' equity, income accounts and calculation of profits and losses in monetary items was measured with basis on the variation of the Accounting Monetary Unit – UMC, taking for basis the variation of the General Prices Index – Market – IGP-M, which in the 2nd quarter is 2.96%, and the year-to-date is 3.48%/

(b) Equity accounts

Amounts related to monetary assets and liabilities shown in a "constant purchase power currency" are equal to those shown "pursuant to the Corporation Law", except for accounts receivable – customers and accounts payable – suppliers and contractors, deferred income tax and social contributions in long term liabilities, which are restated so as to reflect the purchasing power or realization in a currency as of June 30, 2002, taking for basis the rate disclosed by the National Association of Investment Banks and Securities Dealers – ANBID.

Permanent assets and shareholders' equity were adjusted with basis on the monthly variation of the UMC, adjusted by the IGP-M until June 30, 2002.

(c) Income accounts

All accounts have been monetarily adjusted with basis on the UMC variation, as from their initial bookkeeping month, adjusted pursuant to inflation profits and losses ascertained in relation to initial and final balances of each month for the monetary assets and liabilities, and which generated nominal financial expenses and revenues that were deemed to reduce the respective income accounts to which they are attached.

(d) Deferred taxes and contributions

Deferred income tax and social contribution were calculated with basis on rates of 15% plus additional rates of 10% and 9%, respectively, on the value added of properties and rights in the permanent assets generated by the result of their monetary updating, in conformity with CVM's instructions, evidenced in the Opinion nº 99/006 issued by the Brazilian Accountants Institute – IBRACON.

04.01 – EXPLANATORY NOTES

The amounts shown are in a purchasing power currency as of June 30, 2002.

In thousand R$

BALANCE SHEET	Nominal Value	Full Indexation
TOTAL ASSETS	16,475,461	25,420,228
CURRENT ASSETS	1,838,421	1,836,337
LONG TERM ASSETS	1,023,301	1,023,301
PERMANENT ASSETS	13,613,739	**22,560,590**
Investments	**740**	**1,226**
Fixed Assets	**13,495,797**	**22,389,974**
Deferred Assets	**117,202**	**169,390**
TOTAL LIABILITIES	16,475,461	25,420,228
CURRENT LIABILITIES	1,528,887	1,527,619
LONG TERM LIABILITIES	7,275,084	9,943,084
SHAREHOLDERS' EQUITY	**7,671,490**	**13,949,525**
Paid-up Capital Stock	**3,403,688**	**6,093,512**
Capital Reserves	**42,016**	**62,663**
Revaluation Reserves	**2,904,615**	**5,245,622**
Profit Reserves	1,598,217	2,856,942
Retained Profit	**(277,046)**	**(309,214)**

In thousand R$

INCOME STATEMENT	Nominal Value	Full Indexation
Net Revenue from Sales and/or Services	1,849,067	1,880,911
Cost of Assets and/or Services Rendered	(872,873)	(1,057,683)
Gross Income	976,194	823,228
Selling Expenses	(200,039)	(198,079)
General and Administrative Expenses	(101,691)	(102,825)
Income Before Net Financial Expenses	674,464	522,324
Net Financial Expenses	**(1,001,146)**	**(829,656)**
Operating Income	**(326,682)**	**(307,332)**
Non-Operating Income	**(7,967)**	**(15,849)**
Income before Taxes and Participations	**(334,649)**	**(323,181)**
Income Tax and Social Contribution Provision	-	-
Deferred Income Tax and Social Contribution	**133,586**	**126,892**
Extraordinary Item Net of Income Tax/Soc.Contrib.	**(16,951)**	**(17,383)**
Loss for the Fiscal Year	**(218,014)**	**(213,672)**
Loss per Share	**(0.00766)**	**(0.00750)**

04.01 – EXPLANATORY NOTES

CONCILIATION OF THE INCOME FOR THE FISCAL YEAR AND SHAREHOLDERS' EQUITY

	In thousand R$	
	Profit for the Period	Shareholders' Equity
	January to June, 2002	
Pursuant to Corporation Law	**(218,014)**	**7,671,490**
Indexation		
Of Permanent Assets	**576,010**	**8,946,851**
Of Shareholders Equity	**(564,807)**	
Adjustment to Present Value - Net	**622**	**(816)**
Tax Reversal (Provision)		
Income Tax	(5,502)	(1,961,765)
Social Contribution	(1,981)	(706,235)
In a Constant Purchasing Power Currency	(213,672)	13,949,525

5. ACCOUNTS RECEIVABLE - CUSTOMERS

Accounts receivable from customers (except settlements) do not include fines, interests or any other type of monetary adjustment for late payments and may be shown as follows:

(a) Equity Balances

	In thousand R$	
	Jun/02	**Mar/02**
In current assets		
Private		
- Regular Receivables	334,800	**375,550**
- Special Receivables	79,214	**71,338**
- Settlements	45,780	45,487
	459,794	492,375
Public Entities :		
- Municipal – Capital	**201,738**	157,150
- Municipal – Others	**43,039**	43,714
- State – Receivable	**34,707**	32,239
- Overdue	**60,545**	43,165
- State Total	**95,252**	75,404
- GESP Agreement	**37,706**	28,279
- Federal	**12,133**	10,906
	389,868	315,453
Wholesale supply – City Halls		
- Guarulhos	171,705	**155,151**
- Mauá	39,925	**37,658**
- Mogi das Cruzes	**3,955**	3,818
- Santo André	**138,787**	130,836
- São Bernardo do Campo	**130,691**	124,642
- São Caetano do Sul	**2,941**	2,791
- Diadema	**34,166**	32,236
	522,170	487,132

	Jun/02	Mar/02
Supplies to be Invoiced	174,824	196,434
Sub total	1,546,656	1,491,394
Provision for Bad Debts		
Private and Public (Excluding GESP)	(259,852)	(253,907)
Wholesale Supply	(382,808)	(367,782)
	(642,660)	(621,689)
Total	903,996	869,705

Accounts receivable from private customers refer to (i) regular receivables – homes and small and medium companies, (ii) special receivables – bulk consumers, commerce, industry, condominiums and consumers with special invoicing features (industrial effluents, wells, etc.) (iii) settlements – debt payment in installments.

(b) Statement per maturity date

	Jun/02	*In thousand R$* Mar/02
Amounts Payable	412,113	403,690
Overdue up to 30 days	122,724	124,707
Overdue from 31 to 60 days	61,240	42,241
Overdue from 61 to 90 days	44,959	26,469
Overdue from 91 to 120 days	54,059	23,490
Overdue from 121 to 180 days	66,440	68,154
Overdue from 181 to 360 days	140,750	156,779
Overdue for more than 360 days	644,371	645,864
Sub total	1,546,656	1,491,394
Provision for bad debts	(642,660)	(621,689)
Total	903,996	869,705

(c) Provision for bad debts

The amount of the provision supplement in the fiscal year may be shown as follows:

	2nd Quarter/2002 Supplement	*In thousand R$* 1st Quarter/2002 Supplement
Previous balance	621,689	623,351
From private customers / public entities	4,281	(1,662)
Wholesale Supply – City Halls	16,690	-
Quarterly total	20,971	(1,662)
Current Balance	642,660	621,689

(i) The Company recorded probable losses in accounts receivable ascertained in the 2nd quarter of 2002, in the amount of R$ 28,660 thousand (net of recovered credits, being R$ 7,689 thousand up to R$ 5 thousand, and R$ 20,971 thousand over R$ 5 thousand), directly to the income for the fiscal year, abiding by the provisions of Law no. 9.430/96, recorded under Selling Expenses. In 2001, such losses were R$52,774 thousand in the 2nd quarter.

(d) Quarterly Receivables

(i) Concession Holders

The balance of accounts receivable for wholesale water supply refer to sales of "treated water" to some city halls, which are in charge of distributing, invoicing and collecting them.

In thousand R$

Municipality	Balance Mar/02	Invoiced 2nd quarter/02	Received 2nd quarter/02	Balance Jun/02
Guarulhos	155,151	16,554	-	171,705
Mauá	37,658	5,238	2,971	39,925
Mogi das Cruzes	3,818	2,882	2,746	3,954
Santo André	130,836	9,106	1,154	138,788
São Bernardo do Campo	124,642	14,476	8,426	130,692
São Caetano do Sul	2,791	2,941	2,791	2,941
Diadema	32,236	4,681	2,752	34,165
Total	487,132	55,878	20,840	**522,170**

(ii) State Government

In thousand R$

Balance Mar/02	Invoiced 2nd quarter/02	Received 2nd quarter/02	Balance Jun/02
75,404	63,754	43,906	95,252

6. ACCOUNTS RECEIVABLE FROM SHAREHOLDER

These refer to complementation of retirement and leave funds paid by the company to former employees of state-owned companies that were merged for the organization of SABESP, which funds shall be recovered by SABESP from the State Government, which is liable for such obligations, in conformity with State Law nº 200/74. Such credits, which on June 30th represented R$ 40,613 thousand, shall be included in the State of São Paulo Government's Budget Proposal, as approved by the State House of Representatives.

On December 11, 2001, an "Instrument of Acknowledgment and Consolidation of Obligations, Payment Commitment and Other Covenants" was executed, as described in note 15, in which the State acknowledges to owe the amount of R$320,623 thousand, corresponding to the history balance of these liabilities on November 30, 2001. In relation to such agreement, the first installment thereof being due within 210 days after its execution, the amount of R$33,750 thousand is recorded in the current assets, in the item "Accounts Receivable from Shareholder" and the balance is recorded in the long term assets, in the item "GESP Agreement".

The payment of the 1st installment, pursuant to clause 11, is pending completion of the evaluation works for DAEE and FIPECAFI reservoirs, which are currently in a conclusion stage.

04.01 – EXPLANATORY NOTES

7. FIXED ASSETS

In thousand R$

	Jun/2002			Mar/2002
	Cost	Accrued Depreciation	Net	Net
In Operation				
Water System				
Lands	916,364	-	916,364	916,414
Structures	2,478,708	(935,731)	1,542,977	1,548,073
Connections	708,072	(221,637)	486,435	491,279
Water Meters	234,084	(96,721)	137,363	135,354
Networks	2,834,389	(653,970)	2,180,419	2,178,792
Equipment	135,353	(82,746)	52,607	49,308
Others	364,379	(146,775)	217,604	195,689
Sub-total	7,671,349	(2,137,580)	5,533,769	5,514,909
Sewer System				
Lands	339,844	-	339,844	339,532
Structures	1,185,689	(310,524)	875,165	870,918
Connections	726,832	(216,563)	510,269	512,417
Networks	3,747,580	(723,997)	3,023,583	3,022,614
Equipment	360,709	(173,727)	186,982	193,569
Others	20,965	(7,640)	13,325	11,917
Sub-total	6,381,619	(1,432,451)	4,949,168	4,950,967
General Use				
Lands	102,527	-	102,527	102,527
Structures	111,413	(47,856)	63,557	64,228
Transport Equipment	131,994	(98,737)	33,257	33,428
Furniture, Fixtures & Equipment	213,235	(109,271)	103,964	100,628
Lands under loan-for-use	25,312	-	25,312	25,312
Properties granted in loan-for-use	8,023	(2,471)	5,552	5,552
Sub-total	592,504	(258,335)	334,169	331,675
Sub-total in Operation	14.645.472	(3,828,366)	10,817,106	10,797,551
In Progress				
Water System	806,250	-	806,250	857,892
Sewer System	1,571,641	-	1,571,641	1,544,571
Others	22,928	-	22,928	22,139
Sub-total in Progress	2.400.819	-	2,400,819	2,424,602
Intangible Assets	304.782	(26,910)	277,872	278,121
General Total	17,351,073	(3,855,276)	13,495,797	13,500,274

Depreciation:
Depreciation is calculated at the following annual rates: buildings – 4%; interceptors and networks – 2%; machinery and equipment – 10%; water meters – 10%; vehicles – 20%; computer hardware – 20%; building connections – 5% and office furniture – 10%.
Amortization of intangible assets is performed pursuant to the terms of the concession contracts for the relevant municipalities.

04.01 – EXPLANATORY NOTES

(i) Works in progress:

Estimated expenses as from July, 2002, which may go beyond the end of this year, referring to works already agreed to, are of about R$ 1,006,150 thousand.

(ii) Retirement of permanent assets

The company retired assets in this quarter in the amount of R$ 3,509 thousand, relating to the group of operating properties, due to obsolescence, withdrawal from operation and thefts.

In the 2nd quarter/2001 assets in the amount of R$5,929 thousand were retired, out of which R$4,567thousand referred to the group of operating properties, due to obsolescence, withdrawal from operation and thefts, and R$ 1,362 thousand referred to plant and equipment under construction, as a result of discontinued works and projects.

(iii) Expropriations

As a result of the performance of priority works relating to the water and sewer systems, certain expropriations and easements were required in third parties' properties, which were conducted pursuant to the pertinent legislation. The owners of such properties will be indemnified in accordance with out-of-court settlements or through judicial proceeding.
The estimated amount to be disbursed as from the third quarter of 2002 is approximately R$185,000 thousand, which shall be made out of own resources. The properties that are object of such processes shall be recorded in the fixed assets after the operation is closed.

(iv) Tax effects on assets revaluation

As permitted by CVM Instruction 197/93, the Company failed to book a provision against (deferred) tax effects on gains from revaluation of fixed assets occurred in 1990 and 1991. If such effects had been recorded, the amount not realized until June 30, 2002 would be R$ 588,431 thousand. In the period from January to June, 2002, the realized amount was R$ 49,191 thousand.

8. LOANS AND FINANCINGS

OUTSTANDING LOANS

In thousand R$

	Jun/02			Mar/02						
	SHORT TERM	LONG TERM	TOTAL	SHORT TERM	LONG TERM	TOTAL	FINAL MATUR.	ANNUAL INT. RATE	MONET. ADJUST.	GUARANTEES
DOMESTIC										
Banco do Brasil	129,671	2,372,734	2,502,405	126,189	2,391,712	2,517,901	2014	8.50%	UPR	State SP Gov.
Debentures 3rd Issue	-	413.094	413.094	-	413.094	413.094	2004	CDI + 1.5%		-
Debentures 4th Issue	-	300.000	300.000	-	300.000	300.000	2006	CDI + 1.2%		-
Debentures 5h Issue	-	402.501	402.501	-	-	-	2007	CDI + 1.65% & 13 25%	IGPM	-
CEF	26,608	491,192	517,800	25,901	493,347	519,248	2007 to 2017	5 % to 9.5%	UPR	Own Resources
Fehidro	138	-	138	180	17	197	2002/03	6% + TJLP limit 6%	TJLP red. By 6%	Own Resources
Others	356	27,524	27,880	344	26,574	26,918	2009/11	12% and CDI	UPR	Own Resources
Interests and Charges	40,762	-	40,762	22,947	-	22,947				
DOMESTIC TOTAL	197,535	4,007,045	4,204,580	175,561	3,624,744	3,800,305				
FOREIGN										
IRDB US$ 69,988 thou	82,771	116,304	199,075	62,670	92,388	155,108	2004/07	5.32%	Cur.basket Var. + US$	Fed. Gov.
Soc.Générale EUR 3,799 thou	1,921	8,808	10,729	1,296	7,028	8,324	2006	5.90%	EUR	Fed. Gov.
IDB US$430,023 thou	100,470	1,122,687	1,223,157	76.375	891,737	968,112	2007/25	3 % to 7,7%	Cur.basket Var. + US$	Fed. Gov.
Euro Bônus US$475.000 tho	-	1,351,090	1,351,090	-	1,103,710	1,103,710	2003/05	10% & 12%	US$	-
Deutsche Bank Luxembourg US$ 70.000 thou	56,888	142,220	199,108	46,472	139,416	185,888	2005	11.125%	US$	-
Interests and Charges	62.694	-	62,694	51,291	-	51,291				
FOREIGN TOTAL	324,744	2,741,109	3,065,853	238,154	2,234,279	2,472,433				
TOTAL	522,279	6,748,154	7,270,433	413,715	5,859,023	6,272,738				

UPR: Standard Reference Unit *TJLP : Long Term Interest Rate*
CURRENCY BASKET VARIATION: IDB and IRDB Acct Unit Value *EUR: Euro*
CDI: Certificate of Interbank Deposit

(i) 5th Issue of Debentures

The 5th issued of simple, book-entry, registered, debentures, non-convertible into stock, without preferred rights and unsecured, in the face value of R$ 10 thousand, was carried out on April 01, 2002. A total of 40,000 debentures were issued, being distributed in 2 series, as follows:

04.01 – EXPLANATORY NOTES

	1st series	2nd series
Placement date	05/16/2002	05/16/2002
Quantity	31,372	8,628
Face Value upon Issuance	R$313,720 thousand	R$86,280 thousand
Yield	CDI + 1.85% p.a.	IGP-M + 13.25% p.a.
Yield Payment Form	Quarterly, except for the last installment due on 03/01/2007	Annual, except for the last installment due on 03/01/2007
Amortization	3 installments on 04/01/2005, 04/01/2006 and 03/01/2007	3 installments on 04/01/2005, 04/01/2006 and 03/01/2007

The funded amount shall be allocated to the settlement of the company's debts during fiscal year 2002.

9. REFIS

Composition of the calculation basis upon adhesion to the Refis on February 29, 2000

In thousand R$

Tax	Principal Amount	Fine	Interests	Balance on 02/29/00	Amount to be carried over	Amount Payable
COFINS	416	83	580	1,079	(47)	1,032
PASEP	1,076	215	1,609	2,900	(128)	2,772
SOC. CONTRIB.	46,658	9,332	74,468	130,458	(79)	130,379
INCOME TAX	45,104	9,021	51,050	105,175	(579)	104,596
TOTAL	93,254	18,651	127,707	239,612	(833)	238,779

The amount of R$238,779, as shown above, was ascertained at the time of the adhesion to the Refis. After that date, charges were incurred in the amount of R$47,668 thousand and amortizations were effected in the amount of R$126,119 thousand.
Note: Fines and interests as above mentioned were already included in payment settlements executed in previous periods.

The Company adhered to the Refis with the sole purpose of having the payments of debts previously agreed with the Federal Revenue Service once again divided into installments.

The Company selected the system of alternative payment into equal installments for a period of 60 months, added by TJLP – long term interest rate, which installments are not subject to the payment limit based on an invoicing percentile. The Management's option for adhesion took into consideration, specially, the reduction in the interest rate applicable to the referred debts, moving from the Selic, that governed the adjustments of agreements in effect until February 29, 2000, to the TJLP. The financial gain, at present value, if calculated with basis on the above described terms, was not acknowledged in accounting terms in satisfaction of the Brazilian accounting standards.

On March 31, 2000, the accumulated balance of the Social Contribution Negative Basis was R$28,506 thousand, which was not used for payment of interests and fines. No accrued balance existed for Tax Losses as of this date.

Adjustments were not effected as a result of the adhesion to the Refis. The amount of the installments paid before the adhesion to the Refis was approximately R$ 7 million/month, falling to R$ 4 million/month.

Lands in the amount of R$249,034 thousand were recorded in the operation, as guarantee of payment of the referred debts.

The option for the Refis requires mandatory regular payment of taxes and contributions, as provided for in the pertinent legislation.

10. INCOME TAX AND SOCIAL CONTRIBUTION

In thousand R$

(a) Equity and income balances

	Jun/02	Mar/02
In current assets		
Income tax to carried over	46,061	27,444
Social contribution to be carried over	7,207	5,508
	53,268	32,952
In long term assets ((b)(i))		
Deferred income tax	145,702	67,483
Deferred social contribution	76,330	37,613
	222,032	105,096
In current liabilities		
Income tax	-	29,885
Social contribution	-	4,733
	-	34,618
In long term liabilities ((b)(ii))		
Deferred income tax	227,434	234,159
Deferred social contribution	17,778	15,942
	245,212	250,101

	2nd quarter/02	2nd quarter/01
In the income		
For the current fiscal year		
Income tax	29,885	(7.828)
Deferred income tax	73,121	446
Deferred income tax – Extraordinary Item (explanatory note no. 20)	(3,211)	-
Reversal		
Deferred income tax	11,823	11.823
	111,618	4.441
For the current fiscal year		
Social contribution	4,733	833
Deferred social contribution	36,881	(1.668)
Deferred social contribution - Extra. item (explanatory note no. 20)	(1,156)	
	40,458	(835)

(b) Deferred amounts

(i) In long term assets

These were substantially calculated with basis on temporary differences in the amount of R$ 112,778 thousand, with anticipated realization for the next two years.

04.01 – EXPLANATORY NOTES

The company has requested to fully deduct negative calculation basis of the social contribution and tax losses, without the 30% limit provided for in Law 8.981/95; however, the portion deducted in the fiscal year included the percentile provided for in the referred Law. The social contribution negative calculation basis accrued as of June 30, 2002 is R$ 507,637 thousand, and tax losses in the amount of R$ 254,265 thousand, on which the corresponding tax credit was accrued in the amount of R$ 45,687 thousand and R$ 63,566 thousand, respectively, with anticipated realization for the next five years.

In compliance with CVM Deliberation nº 273/98 and CVM Instruction nº 371/02, the realization of credits relating to tax losses and negative calculation basis of the social contribution based on a budget projection shall occur by the end of fiscal year 2003.

(ii) In long term liabilities

This was recorded at the rate of 25% on the balance of Inflation Profit and complementary monetary adjustment (difference between the IPC – Consumers Prices Index and BTNF – National Treasury Tax Bonds, to be realized in the quarter in the amount of R$ 11,823 thousand (2001 – R$ 11,823 thousand).

(c) Conciliation from nominal to actual rate

The amount recorded as income tax and social contribution expense in the financial statements is conciliated at the nominal rate as follows:

		In thousand R$
	2nd quarter / 02	2nd quarter / 01
Profit (loss) before income tax	(472,893)	(40,804)
Benefit (expense) at nominal rate of 34%	160,784	13,873
Conciliation adjustments:		
- Non-deductible realization of the revaluation reserve	(7,937)	(8,598)
- Other differences	(771)	(1,669)
Income tax and social contribution in the income statement	152,076	3,606

11. PROVISIONS AND CONTINGENCIES

		In thousand R$
(a) In current liabilities	Jun/02	Mar/02
(i) Provisions		
Vacations	75,266	64,573
13th Wage	24,482	11,607
Payroll Charges	2,440	2,535
	102,188	78,715
(ii) Provisions for Contingencies		
Cofins and Pasep Law 9.718 (iii)	137,741	123,386
Finsocial (iv)	52,928	52,217
Customers	3,452	3,452
	194,121	179,055

(iii) Cofins and Pasep – Law 9.718
In an Ordinary Action, with request for advanced protection, the company is challenging in court the system provided for by Law no. 9718/98, which broadened the calculation basis of the contribution to the Social Security Financing - COFINS and to the Public Servant Equity Formation Program – PASEP and increased the COFINS rate. The request for advanced protection was granted on June 11, 1999, without requirement of deposit in court.
The calculation difference ascertained, pursuant to the current law criteria and the amounts actually paid, calculated in accordance with the previous law, from 1999 to 2002, totals R$ 137,741 thousand and was recorded in the current liabilities.

(iv) Finsocial
In July, 1991, an Ordinary Annulment and Declaratory Action was filed through proceeding no. 91.0663460-5, requesting the Finsocial debts to be declared null and void and the Sabesp's obligation to contribute to the Finsocial to be terminated.
Court deposits were effected at the rate of 2%, referring to the periods of April/91 to April/92, and on August 30, 1994 the withdrawal of 75% of such deposits was authorized. The remainder 25%, corresponding to the rate of 0.5%, was kept as a court deposit and a provision also booked therefor.
Upon the Federal Supreme Court – STF having acknowledged the constitutional basis of the Finsocial assessed on gross revenues of solely service companies, Sabesp's Legal Department recommended the complementation of the provision in 1.5%, in September, 2001, in the amount of R$44,851 thousand.

(b) In long term liabilities

The management, based on a joint analysis with its legal advisors, has booked a provision for contingencies deemed to be enough to cover probable losses arising out of court judgments against it, in the amount of R$ 122,339 thousand (Mar/2002 – R$ 92,226 thousand).

(i) This refers to an Ordinary Action filed by a service provider, arising out of work contracts.

(c) Lawsuits

The company is a party to lawsuits and administrative proceedings referring to environment, tax, civil and labor proceedings, which are deemed by our legal advisors to be likely to be successful/defeated and which are not shown in company's accounting records. The amount ascribed to these proceedings represents R$ 20,859 thousand on June 30, 2002 (Mar/2002 – R$ 47,338 thousand).

12. INTERESTS ON OWN CAPITAL

The company booked a provision in the first quarter of 2002, by way of interests on own capital, in the amount of R$ 108 million; out of this value R$ 4.6 million were withheld income tax.

Said interests by way of income on own capital shall be imputed to the amount of dividends relating to fiscal year 2002.

The yield is R$3.80 per lot of one thousand common shares, payable in up to 60 days after the General Shareholders Meeting of 2003.

In the 2nd quarter of 2002, the balance was transferred to short term and an amount of R$ 104,831 thousand was paid, relating to interests for fiscal year. 2001.

13. PENSION AND ASSISTANCE PLANS

The company sponsors Fundação Sabesp de Seguridade Social – SABESPREV, an entity organized in August, 1990 with the main purpose of administering SABESP's complementary pension plans and assistance program for its employees.

The Company's monthly contributions, related to the pension plan – defined benefit, correspond to 2.10% from the company and 2.10% from the participants.

The participants' contributions are mentioned above in their average value, since the amount discounted as contribution varies in function of the salary range, from 1% to 8.5%. The Company's contribution includes the liability undertaken with reference to periods preceding the organization of the SABESPREV.

The assistance program, which comprises elective, free-selection plans, is also maintained by contributions from both sponsor and participants, which in the fiscal year were as follows:

. Company's contributions: 6.21% in average, on the payroll;
. Participants' contributions: 3.21%, on base salary and bonus, corresponding to an average of 2.25% of the gross payroll amount

The company is changing the Defined Benefit Plan into a Defined Contribution Plan, with the purpose of reducing future risks for the Institution, offering a more modern and flexible plan to its employees. New employees should adhere to the new plan, while those already participating in the Defined Benefit Plan will be offered free choice.

14. BENEFITS TO EMPLOYEES

In order to meet the provisions of Resolution CVM no. 371, of December 13, 2000, we inform below the amounts calculated for pension and retirement benefits granted and to be granted to which the employees shall be entitled after years of service.

On December 31, 2001, base on an independent actuarial report, calculated in accordance with the Projected Credit Unit method, SABESP had a net acturial commitment of R$ 266,074 thousand representing the difference between the present value of the Company's obligations in relation to employed, retired and pension participants and that of the guarantee assets, as shown below:

	In thousand R$
Present value of overdrawn actuarial obligations	591,998
Fair asset value	(325,924)
Value of calculated past cost	266,074

The company's contribution includes the undertaken liability referring to periods before the organization of SABESPREV, which is payable until February 2001. Such liability, defined pursuant to an actuarial calculation, is R$ 9,237 thousand, and is recorded in long term liabilities.

	In thousand R$
For year 2002, we have estimated the following expenses to be incurred:	
Current service cost	10,711
Interests cost	61,438
Expected plan asset income	(34,639)
Past service cost amortization	51,367
Employee's contribution	(11,336)
Total	77,541

The company started recording the amount calculated in the actuarial report on a monthly basis. The amount of R$ 33,726 thousand was recorded in the Long Term Liabilities against the profit for the fiscal year in the following accounts:

	In thousand R$
Cost of Products and/or Services Sold	5,755
Selling Expenses	818
General & Administrative Expenses	1,469
Extraordinary Item	25,684
Total	33,726

An amount of R$ 5,045 thousand was paid in the semester to SABESPREV on account of the current service.

The liabilities and expenses ascertained through the actuarial calculation were obtained by adopting the following criteria:

Economic Hypothesis
- Nominal discount rate – 10.5% p.a.;
- Estimated asset return nominal rate – 10.5% p.a.;
- Future salary growths – 4.75% p.a.;
- Social security benefits and limits growth – 2.5% p.a.;

Note – The economic hypothesis consider a long term inflation of 2.5% per year.

- Number of active participants on December 31, 2001	16,859
- Number of inactive participants on December 31, 2001	4,442

Constitutional Amendment nº 20

The evaluation of SABESPREV's funding plan is carried out by an independent actuarial expert, whose premises are different from those applied for purposes of calculating benefits to employees, as provided for in Resolution CVM no. 371, substantially as for the actuarial calculation method (CVM no. 371 – capitalization and SPC – Complementary Retirement Service – mixed) and discount rate (CVM no. 371 – 10.5% nominal and SPC – 6.0% actual).

Thus, the eventual deficit ascertained on December 31, 2001, in accordance with the projected credit unit method shown above, which may reflect a technical deficit in the method being adopted by Sabesprev's Plan, shall result in additional financial contributions.

15. TRANSACTIONS WITH RELATED PARTIES

In thousand R$

	2nd quarter/02	1st quarter/02
In current assets		
Cash, banks and financial investments with State Government-owned institutions – Nossa Caixa S/A	684,910	221,033
State Customers	205,709	103,683
Accounts receivable from shareholders	74,363	47,984
In long term assets		
GESP Agreement	607,374	625,238
In current liabilities		
Interests on Own Capital	500,576	477,819
In long term liabilities		
Interests on Own Capital	-	75,428

	2nd quarter/02	1st quarter/02
Gross revenue from sales and services rendered		
Sales of water	35,259	32,680
Sewer services	28,495	26,294
Receipts	(43,906)	(3,641)
Financial revenues		
Financial Investments – Nossa Caixa S/A	24,500	6,901

These refer to sales to State Government entities, carried out in in conditions deemed by the Management to be regular market conditions, except for the form of settlement of credits, which may be performed as follows:

(a) Instrument of Acknowledgment and Consolidation of Obligations, Payment Commitment and Other Covenants (GESP Agreement).

The above mentioned agreement was executed on December 11, 2001, between the company, the State of São Paulo Government, through the State Department of Finance, and the Department of Water and Electric Power – DAEE, having the State Department of Hydric Resources, Sanitation and Works as intervening party. Under such agreement, the State acknowledges that by force of Law no. 200/74, it is responsible for the charges arising out of the retirement and pension supplement benefits, and acknowledges the existence of debts arising out of invoices corresponding to the rendering of water supply and sewer collection services. The total contract value is R$ 678,830 thousand, at its historical value, out of which R$ 320,623 thousand refer to retirement and pension supplement benefits in the period from March, 1986 until November, 2001, and R$ 358,207 thousand arise out of rendering of water supply and sewer collection services, invoiced and due from 1985 until December 01, 2001.

The above mentioned total shall be paid in 114 monthly and successive installments, adjusted in accordance with the monthly variation of the General Market Prices Index IGP-M and interests of 6% per year, the first installment being due 210 days after the execution date of the mentioned agreement.

The payment of the 1st installment, in accordance with clause 11, is pending conclusion of the evaluation works for the DAEE and FIPECAFI reservoirs, which are in a conclusion stage.

Having in consideration the strategic importance of Taiaçupeba, Jundiai, Biritiba, Paraitinga and Ponte Nova reservoirs, for ensuring the maintenance of the water volume produced by the Alto Tietê system, the Department of Water and Electric Power – DAEE shall transfer these properties to the company by way of partial amortization of the repayment owed by the State, through assignment of credits in the same value of the reservoirs, to be calculated by an independent appraisal firm. The company has been already authorized to use such reservoirs since 1992, on account of investments effected under the convention agreement executed with the DAEE.

Clause 15 provides for that: "The State and Sabesp shall attempt to settle the balance of credits receivable relating to services rendered by Sabesp by using, applicable, dividends distributed under the terms of the Memorandum of Understanding dated September 30, 1997, in Clause 2".

Memorandum of Understanding with the State of São Paulo Government

The Company and the State of São Paulo Government, through the State Department of Finance, executed a Memorandum of Understanding on September 30, 1997, which aimed at settling the balance of credits receivable for sales and services rendered by the Company, complementing retirement and leave funds payable to employees benefiting from Law no. 200/74. Clause 2 of the Memorandum of Understanding provides for that: "I – Monthly payments relating to services rendered by SABESP shall be settle upon use of dividends distributed by the company; II – It will make its best efforts for the payments to be effected on the due dates, being further undertaken to take any and all actions of administrative nature in order to avoid late payments by its agencies and entities.

16. FINANCIAL INSTRUMENTS

(a) Market value of financial instruments

Market values of the main financial instruments of the Company are close to book values, as follows:

		In thousand R$
	Jun/02	Mar/2002
Investments in securities	675,148	212,651
Loans and financing	7,270,433	6,272,738

Market values were calculated pursuant to the present value of these financial instruments, considering the interest rate adopted by the market for the risk operations and similar terms.

(b) Credit risk concentration

A substantial portion of the Company's sales is quite well spreaded over a great number of customers. In the case of such customers, the credit risk is minimum due to the large portfolio and the control procedures, which monitor such risk.

Doubtful credits are properly covered by a provision in order to face eventual losses upon realization thereof.

(c) Foreign currency

Foreign currency transactions consist of financing intended to specific works of improvement and enhancement of water supply and sewer collection and treatment systems.

04.01 – EXPLANATORY NOTES

17. OPERATING COSTS AND EXPENSES

In thousand R$

	Apr – Jun/02	Jan – Jun/02	Apr – Jun/01	Jan – Jun/01
1. Cost of Products and Services Sold				
Salaries and Charges	170,970	316,688	145,286	278,647
Materials	15,803	30,943	14,540	28,393
Treatment Materials	20,227	44,647	14,604	31,305
Services	49,401	95,244	43,304	86,637
Light and Power	65,541	121,008	47,934	94,589
General Expenses	8,286	16,036	8,635	17,476
Depreciation and Amortization	129,617	248,307	112,048	229,205
	459,845	872,873	386,351	766,252
2.Selling Expenses				
Salaries and Charges	26,231	48,478	19,612	37,326
Materials	1,034	1,964	843	1,705
Services	20,700	39,694	15,029	30,293
Light and Power	129	192	102	224
General Expenses	6,746	13,304	5,144	10,431
Depreciation and Amortization	598	1,122	329	644
Credit Write-off	28,660	95,285	52,774	115,466
	84,098	200,039	93,833	196,089
3. General and Administrative Expenses				
Salaries and Charges	24,091	45,499	20,288	38,958
Materials	971	2,048	935	1,927
Services	17,332	29,061	14,853	30,697
Light and Power	135	259	134	252
General Expenses	4,151	6,541	2,520	3,761
Depreciation and Amortization	2,781	5,364	2,691	5,480
Tax Expenses	5,835	12,919	5,828	9,495
	55,296	101,691	47,249	90,570
4. Costs, Selling, Gen.&, Administrative Expenses(1+2+3)				
Salaries and Charges	221,292	410,665	185,186	354,931
Materials	17,808	34,955	16,318	32,025
Treatment Materials	20,227	44,647	14,604	31,305
Services	87,433	163,999	73,186	147,627
Light and Power	65,805	121,459	48,170	95,065
General Expenses	19,183	35,881	16,299	31,668
Depreciation and Amortization	132,996	254,793	115,068	235,329
Tax Expenses	5,835	12,919	5,828	9,495
Credit Write-off	28,660	95,285	52,774	115,466
	599,239	1,174,603	527,433	1,052,911
5. Financial Expenses				
Interests, fines and default interests on Foreign Loans and Financings	115,442	213,371	94,980	176,140
Interests on Own Capital	67,158	122,273	61,908	116,823
Interests on Own Capital (reversal)	-	108,222	-	-
Other Financial Expenses	-	(108,222)	-	-
Monetary Variations on Loans and Financings	16,437	34,817	11,505	28,392
Exchange Variations on Loans and Financings	17,955	34,462	14,576	25,014
Other Monetary Variations	613,192	615,727	156,661	361,119
Provisions	1,007	2,815	243	1,068
Interests, fines and default interests on Foreign Loans and Financings	29,063	44,253		
	860,254	1,067,718	339,873	708,556
6. Financial Revenues				
Monetary Variations	5,575	25,699	(3,941)	721
Financial Investment Income	18,000	25,493	11,582	17,762
Interests	12,217	17,845		9,982
Others	4	7	345	8
	35,796	69,044	7,986	28,473

18. INDEMNITIES RECEIVABLE

The Municipalities of Diadema and Mauá terminated the concessions of water supply and sewer collection services in the beginning of 1995.

In December, 1996 the Company filed an action for indemnity seeking repayment of the investments carried out during the effective term of the concession agreements.

Although not yet repaid for the respective amounts, the Company continues supplying treated water, in bulk, to the mentioned municipalities, which currently operate the water and sewer systems.

The residual book value of fixed assets related to the Municipality of Diadema, written-off in December, 1996, was R$ 75,231 thousand, and the balance of indemnity and other credits receivable from the municipality, in the amount of R$ 62,876 thousand, is recorded in the long term assets in the "Indemnities receivable" account .

The residual book value of fixed assets related to the Municipality of Mauá, written-off during fiscal year 1999, was R$ 103,763 thousand, and the outstanding indemnity, in the amount of R$ 65,918 thousand, is recorded in the long term assets, in the "Indemnities receivable" account.

Both cases are currently under court discussion; however, it is the opinion of the legal consultant in charge for the conduction of the lawsuits that a favorable judgment may be expected by the Company.

(i) Lawsuit - Saned

On March 11, 2000 the Judge of the 15th Civil Court of the Capital, (053.00.033478-5) granted the request relating to an action for collection filed by Sabesp against Companhia de Saneamento de Diadema – Saned, for services of wholesale supply of drinkable water, sentencing the defendant to pay the plaintiff the amount of R$35 million. An appeal was filed against the decision, followed by counterarguments, having been filed with the 1st TAC on 07/22/02.

(ii) Lawsuit – Mauá

In December, 2001, the Judge of the 2nd Law Court of the Judicial District of Mauá (Case no. 820/00) dismissed the motion to stay execution filed by Saneamento Básico do Município de Mauá – Sama against Sabesp. Sama has shown its disagreement in relation to the composition of tariffs charged by Sabesp, which is creditor in the amount of R$5.6 million, having filed an appeal that was initially granted as for the remanding and suspensive effects, the latter having been afterwards denied (05/15/02), by reason of an interlocutory appeal filed by SABESP.

19. CHANGES IN THE RETAINED PROFITS ACCOUNT

In thousand R$

	2nd quarter/02	1st quarter/02
Previous Balance	28,902	-
Revaluation Reserve Realization	23,344	25,846
Interest on own capital	-	(108,222)
Profit for the current period	(329,292)	111,278
Current Balance	(277,046)	28,902

20. EXTRAORDINARY ITEM

Pursuant to CVM Deliberation no. 371, the Company chose to record, as from fiscal year 2002, for a period of five (5) years, the actuarial liabilities not yet recorded, as calculated on December 31, 2001, in the amount of R$ 266,074 thousand.

Pursuant to the provisions of paragraph 85 of Deliberation CVM 371, in the first year of its application the effects thereof should be recorded as "extraordinary item", net of tax effects, being shown in the income statement for the fiscal year as follows:

In thousand R$

	1st quarter/02	2nd quarter/02	Jan-Jun/02
Extraordinary item	12,842	12,842	25,684
Tax Effects	(4,366)	(4,367)	(8,733)
Income tax	(3,210)	(3,211)	(6,421)
Social contribution	(1,156)	(1,156)	(2,312)
Extraordinary Item Net of Income Tax/Social Contribution	8,476	8,475	16,951

05.01 – COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER PERIOD

SABESP announces second quarter 2002 results

1. Company reports growth of 16%, 19% and 3.6% in revenue, EBITDA, and volume billed, respectively

August 9, 2002 — ***SABESP*** **- Cia. de Saneamento Básico do Estado de São Paulo – (BOVESPA: SBSP3; NYSE: SBS)**, the largest water and sewage utility company in the Americas and the third largest in the world (in terms of number of customers), today announced its financial results for the second quarter of 2002. The Company's operating and financial information, except when indicated otherwise, is shown in Brazilian *Reals,* in accordance with the Brazilian corporate law. All comparisons in this release are with respect to the second quarter of 2001, unless otherwise stated.

Financial Highlights

April - June period

(R$ million)	2Q01	2Q02	*Change*
Net Operating Revenue	820.7	952.2	16.0%
EBIT	293.3	352.9	20.3%
EBITDA (*)	408.4	485.9	19.0%
EBITDA Margin	49.8%	51.0%	-
Net Loss	(37.2)	(329.3)	-

(*) Earnings before interests, taxes, depreciation and amortization

SABESP posted net operating revenue of R$ 952.2 million in the quarter ending June 30, 2002 (2Q02), with an EBITDA of R$ 485.9 million. The final result, a net loss of R$329.3 million was strongly impacted by the Brazilian *Real* depreciation on the company's dollar-denominated debt.

2. Operating Revenue – 3.6% increase in volume billed

Net operating revenue grew by R$ 131.5 million or 16.0%, reflecting a higher billing volume of 3.6% and a tariff hike of 13.1% in June 2001.

The charts below show volumes of water and sewage services billed to the retail market broken down by User Category and Region in 2Q01 and 2Q02:

VOLUME OF WATER AND SEWAGE SERVICES BILLED TO THE RETAIL MARKET– millions m^3									
Category	Water		%	Sewage		%	Water + Sewage		%
	2Q01	2Q02		2Q01	2Q02		2Q01	2Q02	
Residential	288.6	300.0	3.9	217.3	227.9	4.9	505.9	527.9	4.4
Commercial	37.3	37.1	(0.5)	31.9	32.1	0.6	69.2	69.2	-
Industrial	7.9	8.1	2.5	7.0	6.9	(1.4)	14.9	15.0	0.6
Public Sector	12.6	12.6	-	9.9	9.6	(3.0)	22.5	22.2	(1.3)
Total	346.4	357.8	3.3	266.1	276.5	3.9	612.5	634.3	3.6

05.01 – COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER PERIOD

VOLUME OF WATER AND SEWAGE SERVICES BILLED TO THE RETAIL MARKET – millions m³

By region	Water		%	Sewage		%	Water + Sewage		%
	2Q01	2Q02		2Q01	2Q02		2Q01	2Q02	
Metropolitan Region	227.5	234.1	2.9	177.8	183.9	3.4	405.3	417.9	3.1
Interior Region	78.3	81.9	4.6	67.2	70.6	5.1	145.5	152.5	4.8
Coastal Region	40.6	41.8	3.0	21.1	22.0	4.3	61.7	63.9	3.6
Total	**346.4**	**357.8**	**3.3**	**266.1**	**276.5**	**3.9**	**612.5**	**634.3**	**3.6**

Total billed volume in millions of cubic meters (water and sewage) represented a growth of 3.6% on a year-over-year comparative basis.

The comparative chart below shows a reversal in the downward trend of the previous periods from which we can conclude that with the end of electricity rationing, a gradual return to normal customer consumption habits is occurring, mainly in relation to residential users. This becomes even clearer when we compare billed volumes in 2Q02 (634.3 million m³), which is 1.5% greater than the figure registered in 1Q02 (625.1 million m³), a period when the opposite typically occurs due to seasonal effects (end of summer period).

VOLUME OF WATER AND SEWAGE SERVICES BILLED TO THE RETAIL MARKET – millions m³

By Region	1Q01	1Q02	% 1Q02/1Q01	2Q01	2Q02	% 2Q02/2Q01	% 2Q02/1Q02
Metropolitan Region	420,6	408,2	(2,9)	405,3	417,9	3,1	2,4
Interior Region	149,3	148,7	(0,4)	145,5	152,2	4,8	2,4
Coastal Region	69,3	68,1	(1,7)	61,7	63,9	3,6	(6,2)
Total	**639,2**	**625,1**	**(2,2)**	**612,5**	**634,3**	**3,6**	**1,5**

3. Costs, Administrative and Selling Expenses

The group comprising Costs and Administrative and Selling Expenses increased by R$71.9 million or 13.6%. The following chart shows the main changes:

(R$ millions)

	2Q01	2Q02	Difference	%
Salaries and Payroll Charges	(185.2)	(221.3)	(36.1)	19.5
General Supplies	(16.3)	(17.8)	(1.5)	9.2
Treatment Supplies	(14.6)	(20.2)	(5.6)	38.5
Third-Party Services	(73.2)	(87.5)	(14.3)	19.5
Electric Power	(48.2)	(65.8)	(17.6)	36.5
General Expenses	(16.3)	(19.2)	(2.9)	17.8
Depreciation and Amortization	(115.0)	(133.0)	(18.0)	15.7
Credits Write-off	(52.8)	(28.7)	24.1	(45.6)
Fiscal Expenses	(5.8)	(5.8)	0.0	-
Costs, Administrative and Selling Expenses	**(527.4)**	**(599.3)**	**(71.9)**	**13.6**

3.1. Salaries and Payroll Charges

The Salaries and Payroll Charges group reported a 19.5% increase of R$ 36.1 million, mainly due to the following factors:

(a) **Provision for profit sharing**, amounting to R$ 11.7 million recorded in 2Q02. There was no such provision in 2Q01;

(b) **Collective wage increase agreement** resulted in wage increases of 5.37% in May 2001 and 8.0% in May 2002, representing an additional R$ 6.0 million;

(c) **Provision for retirement benefits,** amounting to R$ 4.0 million, resulting from the accounting, as of 2002, of current costs relative to an actuarial liability provision relating to the employees who are members of Sabesprev's defined benefit pension plan. The provision was effected in accordance with CVM Deliberation 371/00 (paragraph 85);

(d) **FGTS,** (Government Severance Indemnity Fund for Employees) amounting to R$ 1.4 million, representing increased percentage of employer contributions to the fund (from 8.0% to 8.5%) and the increase in the indemnity penalty (from 40% to 50%), according to the Complementary Law 110/01 of June 29, 2001 (effective from October 2001);

(e) **New career and salary plan** (remuneration by merit), through which 1% of payroll was used to level out salaries according to different job descriptions (as of June 2002), as well as up to 1% of payroll for job promotions (as of July 2002).

3.2. Treatment Supplies

The Treatment Supplies group posted a 38.5% growth, up in value terms by R$ 5.6 million, the result of the worsening in the quality of water sources. This required the use of larger quantities of chemicals such as ferric sulfate, chlorine and lime. During the same period, there was a greater proliferation of algae caused by the hot weather also requiring greater amounts of activated carbon. Besides higher consumption in terms of volume, there was also a significant increase in prices in these chemicals, ranging between 15% and 40%, with particular note to ferric sulfate, activated carbon and hydrate lime.

The table below shows the impact from cost increases for the main chemical supplies used by ***SABESP*** in its treatment process:

Cost per Item of Supply – in R$ thousand

	2Q01	2Q02	Difference	%
Ferric sulfate	1,136	2,608	1,472	129.6
Activated carbon	2,187	3,436	1,249	57.1
Chlorine	2,748	3,640	892	32.5
Ferric chloride	2,005	2,607	602	30.0
Lime	2,043	2,609	566	27.7
Other treatment supplies	4,485	5,326	841	18.8
Total	**14,604**	**20,226**	**5,622**	**38.5**

3.3. Third-Party Services

The Third-Party Services group reported a growth of R$ 14.3 million or 19.5%. The main changes identified under this item are:

(a) **Maintenance of residential water connections,** a growth of R$ 5.8 million relating principally to services for the optimization of measuring water volumes supplied by ***SABESP*** to major consumers;

(b) **Credit recovery,** a growth of R$ 2.5 million, due to the greater use of outsourced services for the recovery of overdue payments;

(c) **Consulting services**, posting a growth of R$ 1.6 million relating to the payment of legal services for structuring the ***SABESP*** IPO on the New York Stock Exchange;

(d) **Rental of computer-related equipment,** up by R$ 1.6 million and relating to the contracting of services for the rental and maintenance of equipment, technical support and training for the upgrading and expanding of the Company's IT area;

(e) **Telecommunications,** reported a growth of R$ 1.2 million, relating to the installation of frame-relay line system (a new telephone center at the Ponte Pequena facility) and the higher tariffs charged as from February 2002, specifically for high-speed data transmission services (an average compounded increase of 12.6%); and

(f) **Water loss control,** up by R$ 1.0 million and relating to the installation cost of pressure reducers in the distribution network, engineering services for evaluating unbilled volumes due to clandestine connections and also the detection of non-visible leakages.

3.4. Electric Power

The Electric Power group grew by R$ 17.6 million or 36.5%, the result of electricity tariff increases authorized by the electric energy regulatory agency, ANEEL. ***SABESP***'s electric energy consumption in 2Q02 totaled 488,849 MWh, up 1.2% on 2Q01's figure, 482,899 MWh.

The other factor that contributed to higher costs in this group was the surcharge created by Law 10,438, in the form of an additional tariff increase of 7.9% and effective since January 2002 and to be in force for an average period of six years.

On February 7, 2002, ANEEL issued the Resolution No. 71 that established the so-called "Emergency Capacity Fee", representing an additional expense of R$ 0.0049 per KWh consumed, equivalent to an impact of 4.6% on the company's overall electric power expenses. This fee was then increased to R$ 0,0057 per kWh, through ANEEL Resolution No. 249 of May 6, 2002, effective from June 28 2002 through June 2006, representing an impact of 5,4% on the company's overall electric power expenses.

3.5. General Expenses

The General Expenses group rose by R$ 2.9 million or 17.8%, a result of the following increases:

(a) **Provision for civil contingencies,** amounting to R$ 1.6 million;

(b) **Water billing collection services,** an increase of R$ 1.3 million, reflecting the readjustment in the service charge for collections via the banking system. Collection fees were raised from January 2002 as follows: **tariff charged for payment across the bank's counters** – from R$ 0.92 to R$ 1.04; **automatic debit** – from R$ 0.32 to R$ 0.35.

3.6. Depreciation and Amortization

The Depreciation and Amortization group rose by R$ 18.0 million or a year-over-year rise of 15.7%, resulting from the incorporation into the Company's permanent assets of work in progress as from July 2001.

3.7. Credits Write-off

The Credits Write-off item reported a reduction of R$ 24.1 million or 45.6% down largely due to lower volumes of write-offs in 2Q02, mainly in the retail segment (residences, commercial establishments, industry and public, except for state-run bodies.

(R$ millions)

Description	2Q01	2Q02	Difference	Change%
Values Written Off				
Retail	42.0	22.6	(19.4)	(46.2)
Supplies to other municipalities	22.4	23.4	1.0	4.5
Other values written off	4.2	3.2	(1.0)	(23.8)
Values recovered				
Values received	(5.9)	(8.9)	(3.0)	50.8
Other values recovered	(9,9)	(11.6)	(1.7)	17.2
Total	**52.8**	**28.7**	**(24.1)**	**(45.6)**

4. Financial Expenses and Foreign Exchange Gain (Loss)

(a) Financial Expenses
The Financial Expenses group posted a growth of R$ 59.7 million or 35.5%, mainly due to:

- Provision for financial contingencies, with a growth of R$ 29.1 million, resulting from the provisions covering litigation (Cofins, Finsocial and others);
- Interest on domestic financing, in this case up by R$ 20.9 million, due to higher debenture costs – 4th and 5th issues in June 2001 and April 2002, respectively;
- Interest on overseas funding, a growth of R$ 5.2 million. The outstanding balance of overseas loans was higher than in 2Q01, due to the depreciation of the Real with a knock-on effect in higher interest payments, principally in the case of the Eurobond issue.

(b) Foreign Exchange Loss
Foreign Exchange Gain Loss was up by R$ 460.7 million or 268.7%, due to the depreciation of the Real in 2Q02 (22.4%).

5. Operational Indicators

The company continues to expand its services as illustrated by the trend in the number of water and sewage connections in the chart below:

Operational Indicators	2Q01	2Q02	%
Water Connections (1)	5,627	5,877	4.4
Sewage Connections (1)	4,051	4,138	2.1
Population with water supply (2)	20.6	21.0	1.9
Population connected to sewage collection services (2)	16.1	16.5	2.5
Water volumes billed to the wholesale market (3)	80.5	85.2	5.8
Water volumes billed to the retail market (3)	346.5	357.8	3.3
Sewage service billings (3)	266.1	276.5	3.9
Number of employees	18,025	18,254	1.3
Operational productivity (4)	537	549	2.2

(1) In 1,000 units at the end of the period
(2) Millions of inhabitants at the end of the period (not including supplies to the wholesale market)
(3) In millions of m^3
(4) Number of water and sewage connections per employee

6. Funding

Policy

Since Brazil adopted a floating foreign exchange rate policy in January 1999, the company's debt management has been guided by three main courses of action:

- the lengthening of the debt maturity profile by contracting long term credit lines;
- opting for local currency funding and non-renewal of foreign currency lines. The exception to this rule is credit operations with multilateral financial institutions such as IDB and bilateral organizations such as JBIC (Japan Bank for International Cooperation);
- prioritize lower cost credit operations as for example those provided by the BNDES (the Brazilian National Development Bank) and CEF (the Federal Savings and Loan Bank), whenever possible.

In this context the Multi-year Budget Plan (2002-2006) in 2002 allows for:

- a single debenture issue (in 2002), already concluded;
- only two foreign currency operations, but with very long maturities (25 years) and low costs with the guarantees of both the federal and State of São Paulo treasuries: (a) IDB: US$ 200 million at an interest rate of 6.8% p.a. (loan contract signed in July 2000); and (b) JBIC: US$150 million at an interest rate of 2% p.a., 7 year grace period and 25 years for repayment;
- BNDES: R$ 400 million, TJLP (the long-term interest rate) plus 3% p.a., with a term of 7 years including a grace period of 3 years;
- CEF using FGTS resources: up to R$ 520 million with a 10-year term and interest at TR (reference rate) plus 6.5% p.a. for investments in the sewage segment and 8% in the water supply segment.

7. Funding in 2002

The Company concluded its fifth simple debenture issue in April 2002 worth R$ 400 million, representing 40,000 debentures at a face value of R$ 10,000.00.

The issue was divided into 2 series, the first consisting of 31,372 debentures indexed to the CDI interbank deposit certificate rate plus a spread of 1.85%. The second series comprises 8,628 debentures indexed to the IGP-M plus interest of 13.25% p.a. The interest on the first series will be paid quarterly and the second, annually. The debenture program will run for a term of 59 months, the final maturity falling due in March 2007.

01443 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.517/0001-80

05.01 - COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER PERIOD

The negotiations for signing the contract with the Japan Bank for International Cooperation to finance the project for eliminating pollution in the Santos region are well advanced and necessary funding has already been budgeted by the Japanese Government. The company expects to sign the contracts between late 2002 and early 2003.

The BNDES and ***SABESP*** signed a financing contract on August 8, 2002, worth R$ 240 million representing the domestic portion of the funding for the Tietê Project – Phase II.

By the end of the third quarter 2002, the National Water Agency (Agência Nacional de Águas – ANA), through the Watershed Clean-up Program (Prodes-2002), is expected to sign contracts with ***SABESP*** worth a total of R$ 25 million for the purchase of treated sewage.

SABESP is negotiating FGTS funds, whose manager is Caixa Econômica Federal (the Federal Savings and Loan Bank), in the amount of R$ 300 million, with disbursement as of 2003. The striking characteristic of this funding is its low cost (TR – Central Bank reference rate – plus 10.5% for sewage and 12% for water) and long-term amortization (10 years).

8. Loans and Financing - Short Term

SABESP is in a comfortable financial situation to amortize the debt falling due in the coming twelve months (R$ 522.3 million). It is also worth noting that at present, the short-term debt denominated in foreign currency amounts to only US$114.2 million:

(R$ millions)

Description	2nd Half 2002	1st Half 2003	Total
Principal	77.4	79.4	156.8
Interests	38.0	2.8	40.8
Total - Domestic	115.4	82.2	197.6
Principal	121.0	121.0	242.0
Interests	82.7	-	82.7
Total - Foreign	203.7	121.0	324.7
Total	**319.1**	**203.2**	**522.3**

05.01 – COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER PERIOD

9. Recuperation of Water Reservoir Levels

	Percentage of the maximum volume (%)		
System	June 2001	June 2002	Additional (%)
Cantareira	30.4	56.3	85.2
Guarapiranga	46.1	49.7	7.8
Alto Tietê	35.5	48.1	35.5
Rio Grande	86.3	88.4	2.4
Rio Claro	43.2	80.3	85.9
Alto Cotia	26.2	76.7	192.8

In spite of a dry June 2002, the accumulated rainfall for the current hydrological year (October 2001 to June 2002) still remains close to the historical average.

Volume simulations have been run out to October 2002 (the first month of the next hydrological year) for very low outflows (that is, for a very low probability of occurrence), and the conclusion being that even under such exaggerated scenarios, the risk of having water reservoirs running dry is very remote.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	01
2 - NUMBER	3
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-030
4 - CVM REGISTRATION DATE	03/18/1999
5 - ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - ISSUANCE DATE	02/01/1999
9 - MATURITY DATE	09/24/2004
10 - DEBENTURE TYPE	WITHOUT PREFERENCE
11 - YIELD RATE IN FORCE	CDI + 1.5% p.a.
12 - PREMIUM/DISCOUNT	N/A
13 - FACE VALUE (reais)	1,002.92
14 - ISSUED AMOUNT (thousand reais)	115,335
15 - QTY. OF SECURITIES ISSUED (UNIT)	115,000
16 - OUTSTANDING SECURITIES (UNIT)	103,014
17 - TREASURY SECURITIES (UNIT)	11,986
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LATEST AGREEMENT DATE	09/24/2001
22 - NEXT EVENT DATE	09/24/2002

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 – DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	02
2 – NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-031
4 – CVM REGISTRATION DATE	03/18/1999
5 – ISSUED SERIES	2
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – ISSUANCE DATE	02/01/1999
9 – MATURITY DATE	09/24/2004
10 –DEBENTURE TYPE	WITHOUT PREFERENCE
11 – YIELD RATE IN FORCE	CDI + 1.5% p.a.
12 – PREMIUM/DISCOUNT	N/A
13 – FACE VALUE (reais)	1,002.92
14 – ISSUED AMOUNT (thousand reais)	115,335
15 – QTY. OF SECURITIES ISSUED (UNIT)	115,000
16 – OUTSTANDING SECURITIES (UNIT)	103,198
17 – TREASURY SECURITIES (UNIT)	11,802
18 – REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE PLACED (UNIT)	0
21 – LATEST AGREEMENT DATE	09/24/2001
22 – NEXT EVENT DATE	09/24/2002

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 – CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 – DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	03
2 – NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-032
4 – CVM REGISTRATION DATE	03/18/1999
5 – ISSUED SERIES	3
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – ISSUANCE DATE	02/01/1999
9 – MATURITY DATE	09/24/2004
10 –DEBENTURE TYPE	WITHOUT PREFERENCE
11 – YIELD RATE IN FORCE	CDI + 1.5% p.a.
12 – PREMIUM/DISCOUNT	N/A
13 – FACE VALUE (reais)	1,002.92
14 – ISSUED AMOUNT (thousand reais)	115,335
15 – QTY. OF SECURITIES ISSUED (UNIT)	115,000
16 – OUTSTANDING SECURITIES (UNIT)	102,159
17 – TREASURY SECURITIES (UNIT)	12,841
18 – REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE PLACED (UNIT)	0
21 – LATEST AGREEMENT DATE	09/24/2001
22 – NEXT EVENT DATE	09/24/2002

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 – DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	04
2 – NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-033
4 – CVM REGISTRATION DATE	03/18/1999
5 – ISSUED SERIES	4
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – ISSUANCE DATE	02/01/1999
9 – MATURITY DATE	09/24/2004
10 –DEBENTURE TYPE	WITHOUT PREFERENCE
11 – YIELD RATE IN FORCE	CDI + 1.5% p.a.
12 – PREMIUM/DISCOUNT	N/A
13 – FACE VALUE (reais)	1,002.92
14 – ISSUED AMOUNT (thousand reais)	51,816
15 – QTY. OF SECURITIES ISSUED (UNIT)	51,666
16 – OUTSTANDING SECURITIES (UNIT)	41,005
17 – TREASURY SECURITIES (UNIT)	10,661
18 – REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE PLACED (UNIT)	0
21 – LATEST AGREEMENT DATE	09/24/2001
22 – NEXT EVENT DATE	09/24/2002

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 – DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	05
2 – NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-034
4 – CVM REGISTRATION DATE	03/18/1999
5 – ISSUED SERIES	5
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – ISSUANCE DATE	02/01/1999
9 – MATURITY DATE	09/24/2004
10 –DEBENTURE TYPE	WITHOUT PREFERENCE
11 – YIELD RATE IN FORCE	CDI + 1.5% p.a.
12 – PREMIUM/DISCOUNT	N/A
13 – FACE VALUE (reais)	1,002,.92
14 – ISSUED AMOUNT (thousand reais)	16,475
15 – QTY. OF SECURITIES ISSUED (UNIT)	16,428
16 – OUTSTANDING SECURITIES (UNIT)	16,428
17 – TREASURY SECURITIES (UNIT)	0
18 – REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE PLACED (UNIT)	0
21 – LATEST AGREEMENT DATE	09/24/2001
22 – NEXT EVENT DATE	09/24/2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	06
2 - NUMBER	4
3 - CVM REGISTRATION NUMBER	CVM\SRE\DEB\2001-022
4 - CVM REGISTRATION DATE	06/04/2001
5 - ISSUED SERIES	UN
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - ISSUANCE DATE	04/01/2001
9 - MATURITY DATE	12/15/2006
10 -DEBENTURE TYPE	WITHOUT PREFERENCE
11 - YIELD RATE IN FORCE	CDI + 1.2% p.a.
12 - PREMIUM/DISCOUNT	N/A
13 - FACE VALUE (reais)	10,072.02
14 - ISSUED AMOUNT (thousand reais)	302,160
15 - QTY. OF SECURITIES ISSUED (UNIT)	30,000
16 - OUTSTANDING SECURITIES (UNIT)	30,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LATEST AGREEMENT DATE	
22 - NEXT EVENT DATE	09/15/2002

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 – DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	07
2 – NUMBER	5
3 – CVM REGISTRATION NUMBER	CVM\SRE\DEB\2002-013
4 – CVM REGISTRATION DATE	05/14/2002
5 – ISSUED SERIES	1
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – ISSUANCE DATE	04/01/2002
9 – MATURITY DATE	03/01/2007
10 –DEBENTURE TYPE	WITHOUT PREFERENCE
11 – YIELD RATE IN FORCE	CDI + 1.85% p.a.
12 – PREMIUM/DISCOUNT	N/A
13 – FACE VALUE (reais)	10,473.41
14 – ISSUED AMOUNT (thousand reais)	328,571
15 – QTY. OF SECURITIES ISSUED (UNIT)	31,372
16 – OUTSTANDING SECURITIES (UNIT)	31,372
17 – TREASURY SECURITIES (UNIT)	0
18 – REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE PLACED (UNIT)	0
21 – LATEST AGREEMENT DATE	
22 – NEXT EVENT DATE	07/01/2002

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 – DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	08
2 – NUMBER	5
3 – CVM REGISTRATION NUMBER	CVM\SRE\DEB\2002-014
4 – CVM REGISTRATION DATE	05/14/2002
5 – ISSUED SERIES	2
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – ISSUANCE DATE	04/01/2002
9 – MATURITY DATE	03/01/2007
10 –DEBENTURE TYPE	WITHOUT PREFERENCE
11 – YIELD RATE IN FORCE	IGP-M + 13.25% p.a.
12 – PREMIUM/DISCOUNT	N/A
13 – FACE VALUE (reais)	10,614.98
14 – ISSUED AMOUNT (thousand reais)	91,586
15 – QTY. OF SECURITIES ISSUED (UNIT)	8,628
16 – OUTSTANDING SECURITIES (UNIT)	8,628
17 – TREASURY SECURITIES (UNIT)	0
18 – REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE PLACED (UNIT)	0
21 – LATEST AGREEMENT DATE	
22 – NEXT EVENT DATE	04/01/2003

16.01 - OTHER INFORMATION DEEMED TO BE IMPORTANT FOR BETTER UNDERSTANDING THE COMPANY

Capital Markets and General Information

In April 2002, ***SABESP***'s shares began trading on the **"New Market - BOVESPA"**, following the company's compliance with the rigorous Corporate Governance parameters required by this segment of the market.

In May 2002, the São Paulo State Government sold 4.78 billion of its holdings in ***SABESP*** shares, through a public offering (including a Green Shoe of 165 million shares), representing 16.8% of the capital stock. This increases the company's free float to 28.5%. The public offering was directed at both domestic and international investors, while the company's ADR was listed on the New York Stock Exchange as from May 10, 2002, under the "SBS" ticker.

On June 3, 2002, the São Paulo City Council approved Law 13,370, which under article 1 makes it mandatory for all existing buildings to be connected to the public sewage system in regions where such a network is already in place. This law is in line with ***SABESP***'s targets for optimizing the use of the sewage network already installed by the company.

Further Developments

On August 1, 2002 and pursuant to the provisions of CVM Instruction 358 of January 03, 2002 and in accordance with Article 28 of the Regulations for the Tariff System approved by State Decree Law 41,446 of December 16, 1996, ***SABESP*** announced that the tariffs and other conditions in force for the supply of water and/or sewage collection will be increased from August 7, 2002. The price adjustment will be 8.22% for all categories of use and consumer types with the exception of the following: (a) tariffs falling into the social residential use and slum category; (b) special supply to vessels on the coastal region; (c) supplies of water using tankers; and (d) the tariffs cited in ***SABESP***'s Announcement 01/02 of April 20, 2002 (contract-based supply to major consumers falling in the commercial and industrial categories).

The full announcement can be found in Sabesp's website www.sabesp.com.br and was also published in the State of São Paulo Official Gazette, August 3, 2002 edition.

SABESP has presented on this date the quarterly information relative to the first quarter 2002, in compliance with paragraph 85 of CVM Deliberation No. 371/2000, restating the amounts relative to the actuarial liabilities as at December 31, 2001 from the Salary and Payroll Charges group to extraordinary items, as described in explanatory note No. 20 of the aforementioned quarterly report.

17.01 – SPECIAL REVIEW REPORT – WITHOUT RESTRICTIONS

Independent Auditors' Report
on the limited review

August 09, 2002.

To the Management and Shareholders of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP

1. We have made a limited review of the accounting information supplied in the Quarterly Report – ITR, issued by Companhia de Saneamento Básico do Estado de São Paulo - SABESP, for the quarterly periods ended on June 30, 2002 and March 31, 2002, prepared under the responsibility of the Company's Management.

2. Our review was conducted in accordance with the specific standards established by the Brazilian Institute of Independent Auditors – IBRACON, in conjunction with the Federal Accountancy Board and consisted particularly of: (a) inquiries and discussions with the management staff responsible for the accounting, financial and operating areas of the company with regard to the major procedures adopted in the preparation of the quarterly report and (b) review of the relevant information and subsequent events which have or may have significant effects on the financial position and results of the Company's operations.

3. Based on our limited review, we are not aware of any relevant change that should be made to the above mentioned quarterly report to make it comply with the accounting principles provided for in the Brazilian corporation law applicable to the preparation of a quarterly report in accordance with the regulations of the Brazilian Securities and Exchange Commission (CVM).

PricewaterhouseCoopers
Independent Auditors
CRC 2SP000160/O-5

Júlio César dos Santos
Partner
Accountant CRC 1SP137878/O-6

Exhibit 2

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO

SABESP
Paulo Domingos Knippel Galletta
Diretor Financeiro e de Rel. com Investidores
Helmut Bossert
Superintendente de Rel. com Investidores
Tel: (11) 3388-8664 / Fax: (11) 3032-9133
e-mail: hbossert@sabesp.com.br
www.sabesp.com.br

sabesp

SABESP divulga resultados do segundo trimestre de 2002

1. Companhia apresenta crescimento de 16% na receita, 19% no LAJIDA e de 3,6% no volume faturado

09 de Agosto de 2002 --- A SABESP - Cia. de Saneamento Básico do Estado de São Paulo – (BOVESPA: SBSP3; NYSE: SBS), maior concessionária de serviços de água e esgoto das Américas e terceira maior do mundo (por número de clientes), anunciou hoje os resultados do segundo trimestre de 2002. As informações operacionais e financeiras da Companhia, exceto onde estiver indicado de outra forma, são apresentadas em Reais, conforme a Legislação Societária. Todas as comparações realizadas neste comunicado levam em consideração o mesmo período de 2001, exceto quando especificado em contrário.

Principais Indicadores

Período de Abril a Junho

(R$ milhões)	2T01	2T02	Variação
Receita Operacional Líquida	820,7	952,2	16,0%
Resultado Oper. antes Desp.Fin. (LAJIR)	293,3	352,9	20,3%
LAJIDA (*)	408,4	485,9	19,0%
Margem LAJIDA	49,8%	51,0%	-
Prejuízo Líquido	(37,2)	(329,3)	-

(*) Lucro antes dos juros, impostos, depreciação e amortização

A ***SABESP*** atingiu um faturamento líquido de R$ 952,2 milhões no trimestre encerrado em 30 de junho de 2002 (2T02), com um LAJIDA de R$ 485,9 milhões. O resultado final, prejuízo de R$ 329,3 milhões, foi fortemente impactado pela variação cambial sobre a dívida em dólares.

Em 08 de Agosto de 2002:

SBSP3: R$ 91,29 por mil ações
SBS: US$ 7,85 (ADR = 250 ações ON)
Valor de Mercado:
R$ 2.600 milhões /US$ 893 milhões
Quantidade total de ações: 28.480 M

GOVERNO DO ESTADO DE SÃO PAULO

SBSP3

BOVESPA

NOVO MERCADO

SBS LISTED NYSE

THOMSON FINANCIAL
Brazil Investor Relations Consulting Group
Dirceu Cunha
Consultor
e-mail: dirceu.cunha@thomsonir.com.br
Tel.: (11) 3848-0887 ext. 207

2. Receita Operacional - crescimento de 3,6% no volume faturado

A receita operacional líquida registrou um crescimento de R$ 131,5 milhões ou 16,0%. Esse acréscimo é resultado do aumento de 3,6% no volume total faturado e do reajuste de 13,1% nas tarifas em junho de 2001.

Os quadros abaixo demonstram o volume de água e esgoto faturados no varejo de acordo com a Categoria de Uso e Região no segundo trimestre de 2001 e 2002:

VOLUME FATURADO DE ÁGUA E ESGOTO NO VAREJO – milhões de m^3									
Por Categoria	**Água**		**%**	**Esgoto**		**%**	**Água+Esgoto**		**%**
	2T01	**2T02**		**2T01**	**2T02**		**2T01**	**2T02**	
Residencial	288,6	300,0	3,9	217,3	227,9	4,9	505,9	527,9	4,4
Comercial	37,3	37,1	(0,5)	31,9	32,1	0,6	69,2	69,2	-
Industrial	7,9	8,1	2,5	7,0	6,9	(1,4)	14,9	15,0	0,6
Pública	12,6	12,6	-	9,9	9,6	(3,0)	22,5	22,2	(1,3)
Total	**346,4**	**357,8**	**3,3**	**266,1**	**276,5**	**3,9**	**612,5**	**634,3**	**3,6**

VOLUME FATURADO DE ÁGUA E ESGOTO NO VAREJO – milhões de m^3									
Por região	**Água**		**%**	**Esgoto**		**%**	**Água+Esgoto**		**%**
	2T01	**2T02**		**2T01**	**2T02**		**2T01**	**2T02**	
Metropolitana	227,5	234,1	2,9	177,8	183,9	3,4	405,3	417,9	3,1
Interior	78,3	81,9	4,6	67,2	70,6	5,1	145,5	152,5	4,8
Litoral	40,6	41,8	3,0	21,1	22,0	4,3	61,7	63,9	3,6
Total	**346,4**	**357,8**	**3,3**	**266,1**	**276,5**	**3,9**	**612,5**	**634,3**	**3,6**

O volume total faturado em milhões de m^3 (água+esgoto) apresentou crescimento de 3,6% na comparação entre o 2T02 e o 2T01.

O quadro comparativo trimestral a seguir mostra uma reversão da tendência de queda observada em períodos anteriores. Tal fato nos leva a concluir que, com o fim do racionamento de energia elétrica, observa-se o retorno gradual dos hábitos de consumo dos clientes, principalmente residenciais. Essa observação se torna ainda mais clara quando comparamos o volume total faturado no 2T02 (634,3 milhões de m^3) superior ao do 1T02 (625,1 milhões de m^3) em 1,5%, quando normalmente, como efeito da sazonalidade, ocorre o inverso (final do verão).

VOLUME FATURADO DE ÁGUA E ESGOTO NO VAREJO – milhões de m³

Por Região	1T01	1T02	% 1T02/1T01	2T01	2T02	% 2T02/2T01	% 2T02/1T02
Metropolitana	420,6	408,2	(2,9)	405,3	417,9	3,1	2,4
Interior	149,3	148,7	(0,4)	145,5	152,2	4,8	2,4
Litoral	69,3	68,1	(1,7)	61,7	63,9	3,6	(6,2)
Total	**639,2**	**625,1**	**(2,2)**	**612,5**	**634,3**	**3,6**	**1,5**

3. Custos, Despesas Administrativas e Comerciais

O grupo de Custos, Despesas Administrativas e Comerciais elevou-se em R$ 71,9 milhões ou 13,6%. Abaixo, apresentamos as principais variações:

(R$ milhões)

	2T01	2T02	Diferença	%
Salários e Encargos	(185,2)	(221,3)	(36,1)	19,5
Materiais	(16,3)	(17,8)	(1,5)	9,2
Materiais de Tratamento	(14,6)	(20,2)	(5,6)	38,5
Serviços	(73,2)	(87,5)	(14,3)	19,5
Força e Luz	(48,2)	(65,8)	(17,6)	36,5
Despesas Gerais	(16,3)	(19,2)	(2,9)	17,8
Depreciação e Amortização	(115,0)	(133,0)	(18,0)	15,7
Baixa de Créditos	(52,8)	(28,7)	24,1	(45,6)
Despesas Fiscais	(5,8)	(5,8)	0,0	-
Custos, Desp.Administrativas e Comerciais	**(527,4)**	**(599,3)**	**(71,9)**	**13,6**

3.1. Salários e Encargos

O grupo de Salários e Encargos apresentou um acréscimo de R$ 36,1 milhões ou 19,5%. Esse acréscimo está relacionado principalmente aos seguintes fatores:

(a) **Provisão para participação nos resultados,** no valor de R$ 11,7 milhões registrados no 2T02;

(b) **Dissídio coletivo,** de 5,37%, em vigor a partir de maio de 2001 e 8,0% em maio de 2002, gerando um acréscimo de R$ 6,0 milhões;

(c) **Provisão de benefício de aposentados,** no montante de R$ 4,0 milhões, decorrente da apropriação, a partir de 2002, dos custos correntes relativos à provisão do passivo atuarial dos funcionários que compõem o plano de benefício definido da Sabesprev, conforme deliberação CVM 371/00 (parágrafo 85);

(d) **FGTS,** no montante de R$ 1,4 milhão, decorrente do aumento no percentual de recolhimento do fundo de garantia (de 8,0% para 8,5%) e do aumento da multa indenizatória (de 40% para 50%), conforme Lei Complementar 110/01 de 29/06/2001 (com vigência a partir de outubro de 2001);

(e) **Novo plano de cargos e salários** (remuneração por competência), tendo sido destinado até 1% da folha de pagamento para a regularização de enquadramentos funcionais (a partir de junho de 2002) e também até 1% para promoções de cargos (a partir de julho de 2002).

3.2. *Materiais de Tratamento*

O grupo de Materiais de Tratamento apresentou um acréscimo de R$ 5,6 milhões ou 38,5%, motivado pela piora da qualidade dos mananciais, que exigiu uma aplicação de maiores quantidades de produtos químicos, tais como sulfato de ferro, cloro, e cal. No mesmo período, a ocorrência de uma maior proliferação de algas, provocada pelo aumento de calor, levou a um acréscimo de consumo de materiais como carvão ativado. Além do maior volume consumido, houve um significativo aumento dos preços desses materiais que variaram de 15,0% a 40,0%, com destaque para o sulfato de ferro, carvão ativado e cal hidratada.

O quadro abaixo resume os efeitos do aumento dos custos dos principais produtos químicos utilizados pela *SABESP* em seus processos de tratamento:

Custo por Material – em R$ mil

	2T01	2T02	Diferença	%
Sulfato de ferro	1.136	2.608	1.472	129,6
Carvão ativado	2.187	3.436	1.249	57,1
Cloro	2.748	3.640	892	32,5
Cloreto férrico	2.005	2.607	602	30,0
Cal	2.043	2.609	566	27,7
Outros Materiais de Tratamento	4.485	5.326	841	18,8
Total	**14.604**	**20.226**	**5.622**	**38,5**

3.3. Serviços

O grupo de Serviços apresentou um acréscimo de R$ 14,3 milhões ou 19,5%. As principais variações identificadas nesse grupo foram:

(a) **Manutenção de ligações domiciliares,** com acréscimo de R$ 5,8 milhões, referente principalmente à prestação de serviços de otimização da medição do volume de água fornecida pela ***SABESP*** a grandes consumidores;

(b) **Recuperação de crédito,** com acréscimo de R$ 2,5 milhões, decorrente do maior volume de serviços prestados por terceiros para recuperação de créditos vencidos;

(c) **Serviços técnicos profissionais,** com acréscimo de R$ 1,6 milhão, referente ao pagamento de serviços jurídicos prestados por escritórios de advocacia, objetivando a estruturação da operação de venda de lote de ações da Sabesp na Bolsa de Nova York;

(d) **Aluguel de equipamentos de informática,** com acréscimo de R$ 1,6 milhão, referente à contratação de serviços de locação e manutenção de equipamentos, suporte técnico e treinamento para adequação e ampliação do parque tecnológico da Companhia;

(e) **Telefone,** com acréscimo de R$ 1,2 milhão, referente à instalação de linha *frame-relay* (nova central telefônica na unidade Ponte Pequena) e reajuste tarifário em fevereiro de 2002, específico aos serviços de dados por circuitos de velocidade (compondo a média de 12,6%); e

(f) **Controle de perdas,** com acréscimo de R$ 1,0 milhão, referente à contratação de serviços de implantação de redutores de pressão nas redes de distribuição, serviço de engenharia para avaliação de volumes não faturados, em decorrência de abastecimentos clandestinos e detecção de vazamentos não visíveis.

3.4. Força e Luz

O grupo de Força e Luz apresentou um acréscimo no valor de R$ 17,6 milhões ou 36,5%, devido aos reajustes autorizados pela ANEEL. O consumo de energia elétrica da Sabesp no 2T02 foi de 488.849 MWh, 1,2% superior ao consumo no 2T01, que foi de 482.899 MWh.

Outro fator que contribuiu para o aumento deste grupo foi o encargo criado pela Lei No. 10.438, para recomposição tarifária extraordinária de 7,9%, em vigor desde janeiro de 2002, com prazo médio de vigência de seis anos.

A ANEEL emitiu a Resolução No. 71 estabelecendo o ECE – Encargo de Capacidade Emergencial, cuja aplicação representou um impacto de 4,6% no total de gastos de energia elétrica da companhia a partir de março de 2002. Este mesmo encargo foi alterado através da Resolução ANEEL No. 249, com vigência a partir de 28 de junho de 2002, passando a representar um impacto de 5,4% no total de gastos com energia elétrica.

3.5. Despesas Gerais

O grupo de Despesas Gerais apresentou um crescimento de R$ 2,9 milhões ou 17,8%, resultante dos seguintes acréscimos:

(a) **Provisão para contingência cível**, no montante de R$ 1,6 milhão;

(b) **Recebimentos de contas de água**, no valor de R$ 1,3 milhão, resultante do reajuste do contrato para prestação de serviços de arrecadação bancária, elevando as tarifas a partir de janeiro de 2002, da seguinte forma: **tarifa balcão** – de R$ 0,92 para R$ 1,04; **débito automático** – de R$ 0,32 para R$ 0,35.

3.6. Depreciação e Amortização

O grupo de Depreciação e Amortização apresentou um crescimento de R$ 18,0 milhões ou 15,7%, resultante da incorporação ao imobilizado em operação da Companhia de obras em andamento, a partir de julho de 2001.

3.7. Baixa de Créditos

A conta Baixa de Créditos apresentou uma redução de R$ 24,1 milhões ou 45,6%, decorrente do menor volume de valores baixados no 2T02 principalmente no varejo (residências, comércio, indústria e públicos, exceto estaduais).

(R$ milhões)

Descrição	2T01	2T02	Diferença	%
Valores baixados				
Varejo	42,0	22,6	(19,4)	(46,2)
Permissionárias	22,4	23,4	1,0	4,5
Outros valores baixados	4,2	3,2	(1,0)	(23,8)
Valores recuperados				
Valores recebidos	(5,9)	(8,9)	(3,0)	50,8
Outros valores recuperados	(9,9)	(11,6)	(1,7)	17,2
Total	**52,8**	**28,7**	**(24,1)**	**(45,6)**

4. Despesas Financeiras e Variações Monetárias Passivas

(a) Despesas Financeiras

O grupo de Despesas Financeiras apresentou um acréscimo de R$ 59,7 milhões ou 35,5%, devido principalmente a:

- Provisão para contingências financeiras, com acréscimo de R$ 29,1 milhões, decorrente de provisão de processos judiciais (Cofins, Finsocial e outros).
- Juros de financiamentos internos, com crescimento de R$ 20,9 milhões, resultante do acréscimo das debêntures – 4ª e 5ª emissão em junho de 2001 e abril de 2002, respectivamente;
- Juros de financiamentos externos, com crescimento de R$ 5,2 milhões. No 2T02, em decorrência da desvalorização do Real, o saldo devedor encontra-se superior em comparação com o 2T01, ocasionando um aumento nos juros, principalmente do Eurobônus.

(b) Variações Monetárias Passivas
As Variações Monetárias Passivas apresentaram um acréscimo de R$ 460,7 milhões ou 268,7%, devido à variação cambial no 2T02 (22,4%).

5. Indicadores Operacionais

A empresa continua ampliando seus serviços, o que pode ser observado no quadro abaixo através da evolução do número de ligações de água e esgoto:

Indicadores Operacionais	2T01	2T02	%
Ligações de Água (1)	5.627	5.877	4,4
Ligações de Esgoto (1)	4.051	4.138	2,1
População atendida em água (2)	20,6	21,0	1,9
População atendida em esgoto (2)	16,1	16,5	2,5
Volume faturado de água no atacado (3)	80,5	85,2	5,8
Volume faturado de água no varejo (3)	346,5	357,8	3,3
Volume faturado de esgoto (3)	266,1	276,5	3,9
Número de empregados	18.025	18.254	1,3
Produtividade operacional (4)	537	549	2,2

(1) Em 1000 unidades no final do período
(2) Em milhões de habitantes, final do período (não inclui fornecimento no atacado)
(3) Em milhões de m^3
(4) Nº de ligações de água e esgoto por empregado

6. Captação de Recursos

Política

A política de gestão do endividamento tem-se pautado a partir de janeiro/99, momento em que o Brasil adotou o câmbio flutuante, em três pontos:

- alongamento da dívida: efetuar operações de crédito de prazo longo;
- privilegiar as captações em moeda nacional, não renovando operações de crédito em moeda estrangeira. A exceção a esta regra são as operações de crédito com instituições financeiras multilaterais como BID, e bilaterais, como JBIC;
- priorizar operações de crédito de custos mais baixos, como por exemplo BNDES e CEF, sempre que possível.

Neste sentido, o Orçamento Plurianual (2002-2006) previa para 2002:

- uma única captação com debêntures (em 2002), que foi executada;
- somente duas operações com moeda externa, mas de longuíssimo prazo (25 anos) e custos baixos, com aval do tesouro nacional e paulista: (a) BID: US$ 200 milhões, com juros de 6,8%a.a. (assinado em julho de 2000); e (b) JBIC: US$ 150 milhões, com juros de 2% a.a., 7 anos de carência e 25 para pagamento;
- BNDES: R$ 400 milhões, com juros da TJLP, mais 3% a.a., com prazo de 7 anos, com 3 de carência;
- CEF com recursos do FGTS: até R$ 520 milhões, com prazo de 10 anos e juros da TR mais 6,5% a.a. para esgoto e 8% para água.

7. Captações em 2002

A Companhia efetuou a sua 5° emissão de debêntures simples em abril de 2002, no montante de R$ 400 milhões, representada por 40.000 debêntures com valor unitário de R$ 10 mil cada.

A emissão foi realizada em 2 séries, sendo a primeira no volume de 31.372 debêntures referenciada em CDI adicionado de um spread de 1,85%. A segunda série no volume de 8.628 debêntures está referenciada em IGP-M acrescido de juros de 13,25% ao ano. Os juros da primeira série serão pagos trimestralmente e da segunda, anualmente. O prazo de vigência das debêntures é de 59 meses com o último vencimento ocorrendo em março de 2007.

As tratativas para assinatura do contrato de financiamento do projeto de Despoluição da Baixada Santista com o Japan Bank for International Cooperation - JBIC estão bastante avançadas, já tendo recebido aprovação do Governo Japonês para inclusão no Orçamento Fiscal daquele país. Espera-se que os contratos sejam assinados entre o final de 2002 e o começo de 2003.

A ***SABESP*** assinou, no dia 8 de agosto corrente, contrato de financiamento com o BNDES, no valor de R$ 240 milhões, destinado à parte da contrapartida nacional para o Projeto Tietê - Fase II.

A Agência Nacional de Águas – ANA, através do Programa de Despoluição das Bacias Hidrográficas (Prodes-2002), deve assinar com a ***SABESP*** contratos de compra de esgoto tratado no valor total de R$ 25 milhões, até o 3º trimestre do corrente ano.

A Sabesp está negociando recursos do FGTS, cujo gestor é a Caixa Econômica Federal, no valor de R$ 300 milhões, com desembolso a partir do início de 2003. O destaque desta negociação é o seu baixo custo (TR mais 10,5% para esgoto e 12% para água) e prazo longo de amortização (10 anos).

8. Liquidação de Empréstimos e Financiamentos – Curto Prazo

A companhia está em condições de amortizar com segurança as dívidas vincendas nos próximos doze meses (R$ 522,3 milhões). Ressalte-se também que a dívida de curto prazo referenciada em moeda estrangeira totaliza somente US$ 114,2 milhões:

(R$ milhões)

Descrição	2° Sem 02	1° Sem 03	Total
Principal	77,4	79,4	156,8
Juros e Encargos	38,0	2,8	40,8
Total Internos	115,4	82,2	197,6
Principal	121,0	121,0	242,0
Juros e Encargos	82,7	-	82,7
Total Externos	203,7	121,0	324,7
Total Geral	**319,1**	**203,2**	**522,3**

9. Recuperação dos Mananciais

	Porcentagem do volume máximo (%)		
Sistema	**Junho/2001**	**Junho/2002**	**Adicional (%)**
Cantareira	30,4	56,3	85,2
Guarapiranga	46,1	49,7	7,8
Alto Tietê	35,5	48,1	35,5
Rio Grande	86,3	88,4	2,4
Rio Claro	43,2	80,3	85,9
Alto Cotia	26,2	76,7	192,8

Mesmo tendo chovido pouco em junho de 2002, o índice pluviométrico acumulado no presente ano hidrológico (out/01 a jun/02) ainda encontra-se próximo da média histórica.

Foram feitas projeções de volume até out/02 (1° mês do próximo período de chuvas) para vazões de afluência muito baixas (isto é, cuja probabilidade de ocorrência é pequena) e, mesmo assim, o risco de esvaziamento dos mananciais é praticamente nulo.

10. Mercado de Capitais e Informações Gerais

Em abril de 2002, as ações ***SABESP*** passaram a ser negociadas no **"Novo Mercado - BOVESPA"**, aderindo, desta forma, às rigorosas exigências de Governança Corporativa deste segmento de mercado.

No mês de maio de 2002, foi realizada a operação de oferta de ações ***SABESP***, de propriedade do Governo do Estado de São Paulo, com a venda de 4,78 bilhões de ações (incluindo *Green Shoe* de 165 milhões de ações), representativas de 16,8% do capital social, elevando para 28,5% o total de ações em circulação no mercado de capitais. A oferta foi realizada nos mercados nacional e internacional, com a listagem das ações na forma de American Depositary Receipts (ADR) na bolsa de valores de Nova York em 10 de maio de 2002, com o símbolo **"SBS"**.

Em 03 de junho de 2002, a Câmara Municipal da Cidade de São Paulo aprovou a lei No. 13.370 que determina em seu artigo 1° a obrigatoriedade de que todas as edificações existentes efetuem a ligação da canalização do esgoto à rede coletora pública nos logradouros providos desta rede. A referida lei vem ao encontro das metas da ***SABESP*** de otimizar as redes de coleta já implantadas pela Companhia.

Evento Subsequente

Nos termos da Instrução CVM No. 358, de 03 de janeiro de 2002 e de acordo com Artigo 28 do Regulamento do Sistema Tarifário, aprovado pelo Decreto Estadual No. 41.446, de 16 de dezembro de 1996, a ***SABESP*** comunicou, em 01 de agosto de 2002, que as tarifas e demais condições a vigorarem para os fornecimentos de água e/ou coleta de esgotos serão reajustadas a partir de 07 de agosto de 2002. O reajuste corresponderá a um incremento de 8,22% para todas as categorias de uso e faixas de consumo, exceto nos seguintes itens, que permanecerão com os valores atuais: (a) tarifa da categoria de uso residencial social e favela; (b) fornecimento especial a embarcações; (c) fornecimento especial de água através de carros tanque; e (d) tarifas do Comunicado 01/02 de 20/04/2002 da ***SABESP*** (Fornecimento sob contrato para grandes consumidores das categorias comercial e industrial).

A íntegra da comunicação encontra-se no *site* da ***SABESP*** www.sabesp.com.br e foi também publicada no Diário Oficial do Estado de São Paulo na edição de 03 de agosto de 2002.

A ***SABESP*** reapresentou, nesta data, as informações trimestrais do primeiro trimestre de 2002, tendo em vista a atender ao parágrafo 85 da Deliberação CVM No. 371/2000, reclassificando os valores relativos ao Passivo Atuarial apurado em 31 de dezembro de 2001 do grupo de despesa de salários e encargos para item extraordinário, conforme demonstrado na nota explicativa No. 20 do referido ITR.

As declarações contidas neste comunicado, relativas à perspectiva dos negócios, a projeções de resultados operacionais e financeiros e ao potencial de crescimento da Companhia, constituem-se meras previsões e foram baseadas nas expectativas da administração em relação ao futuro da Empresa. Estas expectativas são altamente dependentes de mudanças no mercado, do desempenho econômico geral do Brasil, da indústria e dos mercados internacionais, estando, portanto, sujeitas a mudanças.

#####

A ***SABESP*** - Cia. de Saneamento Básico do Estado de São Paulo, empresa de economia mista, de capital aberto, que tem como principal acionista o Governo do Estado de São Paulo, é a maior concessionária de serviços de água e esgoto das Américas e terceira maior do mundo (por número de clientes). Seu objetivo é atender às necessidades de saneamento ambiental: planejar, executar e operar sistemas de água potável, esgotos e efluentes industriais, melhorando a qualidade de vida da população e preservando o meio ambiente. A ***SABESP*** produz cerca de 85 mil litros de água por segundo para atender mais de 24 milhões de habitantes de 366 cidades, além de 7 municípios, que compram água da empresa por atacado. Além disso, através da sua rede de esgoto de 32,6 mil km de extensão, a ***SABESP*** está estruturada para receber os efluentes domésticos e não-domésticos e encaminhá-los para as estações de tratamento, atuando com responsabilidade na devolução da água ao meio ambiente.

sabesp

ANEXO I

Demonstração do Resultado

Legislação Societária

(R$ milhões)	2T01	2T02
Receita Bruta de Vendas e/ou Serviços	**846,5**	**980,2**
Fornecimento de Água - Varejo	425,8	496,6
Fornecimento de Água - Atacado	48,6	55,9
Coleta e Tratamento de Esgoto	331,4	387,7
Prestação de Outros Serviços	40,7	40,0
Deduções da Receita Bruta	(25,8)	(28,0)
Receita Líquida	**820,7**	**952,2**
Custo de Bens e/ou Serviços Vendidos	(386,3)	(459,9)
Resultado Bruto	**434,4**	**492,3**
Despesas com Vendas	(93,8)	(84,1)
Despesas Gerais e Administrativas	(47,2)	(55,3)
Receitas Financeiras	7,7	34,5
Despesas Financeiras	(340,0)	(860,2)
Resultado Operacional	**(38,9)**	**(472,8)**
Resultado Não-Operacional	(1,9)	(0,1)
Resultado antes Tributação/Participações	**(40,8)**	**(472,9)**
Provisão para IR e Contribuição Social	(7,0)	34,6
IR Diferido	10,6	117,5
Participações/Contribuições Estatutárias	0,0	(8,5)
Resultado Líquido do Período	**(37,2)**	**(329,3)**
LAJIDA	**408,4**	**485,9**
Margem	*49,8%*	*51,0%*

sabesp

ANEXO II

Balanço Patrimonial

Legislação Societária (R$ milhões)

ATIVO	31-Mar-2002	30-Jun-2002	PASSIVO	31-Mar-2002	30-Jun-2002
Ativo Circulante	**1.326,0**	**1.838,4**	**Passivo Circulante**	**1.392,3**	**1.528,9**
Disponibilidades	333,3	761,5	Empréstimos e Financiamentos	410,6	501,3
Créditos/Clientes	869,7	904,0	Debêntures	3,1	21,0
Estoques	19,2	18,4	Fornecedores	40,8	41,1
Outros	103,8	154,5	Impostos, Taxas e Contribuições	114,6	79,6
			Provisões	257,8	296,3
			Outros	565,4	589,6
Realizável a Longo Prazo	**910,2**	**1.023,3**	**Exigível a Longo Prazo**	**6.459,9**	**7.275,1**
Créditos Diversos	910,2	1.023,3	Empréstimos e Financiamentos	5.145,9	5.632,6
			Debêntures	713,1	1.115,6
			Provisões	92,2	122,3
			Outros	508,7	404,6
Permanente	**13.616,2**	**13.613,8**	**Patrimônio Líquido**	**8.000,2**	**7.671,5**
Investimentos	0,7	0,7	Capital Social Realizado	3.403,7	3.403,7
Imobilizado	13.500,3	13.495,9	Reservas de Capital	41,5	42,0
Diferido	115,2	117,2	Reservas de Reavaliação	2.927,9	2.904,6
			Reservas de Lucro	1.598,2	1.598,2
			Lucros/Prejuízos Acumulados	28,9	(277,0)
Ativos Totais	**15.852,4**	**16.475,5**	**Total Passivo & PL**	**15.852,4**	**16.475,5**

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO

SABESP
Paulo Domingos Knippel Galletta
CFO and Investor Relations Director
Helmut Bossert
Investor Relations Superintendent
Tel: (5511) 3388-8664 / Fax: (5511) 3032-9133
e-mail: hbossert@sabesp.com.br
www.sabesp.com.br

sabesp

SABESP announces second quarter 2002 results

1. Company reports growth of 16%, 19% and 3.6% in revenue, EBITDA and volume billed, respectively

August 8, 2002:

SBSP3: R$91,29 per thousand shares
SBS: US$ 7,85 (ADR=250 common shrs)
Market Capitalization:
R$ 2,600 million / $ 893 million
Number of Shrs Outst: 28,480 million

August 9, 2002 — ***SABESP*** **- Cia. de Saneamento Básico do Estado de São Paulo – (BOVESPA: SBSP3; NYSE: SBS),** the largest water and sewage utility company in the Americas and the third largest in the world (in terms of number of customers), today announced its financial results for the second quarter of 2002. The Company's operating and financial information, except when indicated otherwise, is shown in Brazilian *Reais,* in accordance with the Brazilian corporate law. All comparisons in this release are with respect to the second quarter of 2001, unless otherwise stated.

Financial Highlights

April - June period

(R$ million)	2Q01	2Q02	Change
Net Operating Revenue	820.7	952.2	16.0%
EBIT	293.3	352.9	20.3%
EBITDA (*)	408.4	485.9	19.0%
EBITDA Margin	49.8%	51.0%	-
Net Loss	(37.2)	(329.3)	-

(*) Earnings before interests, taxes, depreciation and amortization

SABESP posted net operating revenue of R$ 952.2 million in the quarter ending June 30, 2002 (2Q02), with an EBITDA of R$ 485.9 million. The final result, a net loss of R$329.3 million was strongly impacted by the Brazilian *Real* depreciation on the company's dollar-denominated debt.

GOVERNO DO ESTADO DE SÃO PAULO

SBSP3

BOVESPA

NOVO MERCADO BOVESPA BRASIL

SBS LISTED NYSE

THOMSON FINANCIAL
Brazil Investor Relations Consulting Group
Dirceu Cunha
Consultant
e-mail: dirceu.cunha@thomsonir.com.br
Tel.: (11) 3848-0887 ext. 207

sabesp

2. Operating Revenue – 3.6% increase in volume billed

Net operating revenue grew by R$ 131.5 million or 16.0%, reflecting a higher billing volume of 3.6% and a tariff hike of 13.1% in June 2001.

The charts below show volumes of water and sewage services billed to the retail market broken down by User Category and Region in 2Q01 and 2Q02:

VOLUME OF WATER AND SEWAGE SERVICES BILLED TO THE RETAIL MARKET – millions m³									
Category	**Water**		**%**	**Sewage**		**%**	**Water + Sewage**		**%**
	2Q01	**2Q02**		**2Q01**	**2Q02**		**2Q01**	**2Q02**	
Residential	288.6	300.0	3.9	217.3	227.9	4.9	505.9	527.9	4.4
Commercial	37.3	37.1	(0.5)	31.9	32.1	0.6	69.2	69.2	-
Industrial	7.9	8.1	2.5	7.0	6.9	(1.4)	14.9	15.0	0.6
Public Sector	12.6	12.6	-	9.9	9.6	(3.0)	22.5	22.2	(1.3)
Total	**346.4**	**357.8**	**3.3**	**266.1**	**276.5**	**3.9**	**612.5**	**634.3**	**3.6**

VOLUME OF WATER AND SEWAGE SERVICES BILLED TO THE RETAIL MARKET – millions m³									
By region	**Water**		**%**	**Sewage**		**%**	**Water + Sewage**		**%**
	2Q01	**2Q02**		**2Q01**	**2Q02**		**2Q01**	**2Q02**	
Metropolitan Region	227.5	234.1	2.9	177.8	183.9	3.4	405.3	417.9	3.1
Interior Region	78.3	81.9	4.6	67.2	70.6	5.1	145.5	152.5	4.8
Coastal Region	40.6	41.8	3.0	21.1	22.0	4.3	61.7	63.9	3.6
Total	**346.4**	**357.8**	**3.3**	**266.1**	**276.5**	**3.9**	**612.5**	**634.3**	**3.6**

Total billed volume in millions of cubic meters (water and sewage) represented a growth of 3.6% on a year-over-year comparative basis.

The comparative chart below shows a reversal in the downward trend of the previous periods from which we can conclude that with the end of electricity rationing, a gradual return to normal customer consumption habits is occurring, mainly in relation to residential users. This becomes even clearer when we compare billed volumes in 2Q02 (634.3 million m^3), which is 1.5% greater than the figure registered in 1Q02 (625.1 million m^3), a period when the opposite typically occurs due to seasonal effects (end of summer period).

sabesp

VOLUME OF WATER AND SEWAGE SERVICES BILLED TO THE RETAIL MARKET – millions m^3

By Region	1Q01	1Q02	% 1Q02/1Q01	2Q01	2Q02	% 2Q02/2Q01	% 2Q02/1Q02
Metropolitan Region	420,6	408,2	(2,9)	405,3	417,9	3,1	2,4
Interior Region	149,3	148,7	(0,4)	145,5	152,2	4,8	2,4
Coastal Region	69,3	68,1	(1,7)	61,7	63,9	3,6	(6,2)
Total	**639,2**	**625,1**	**(2,2)**	**612,5**	**634,3**	**3,6**	**1,5**

3. Costs, Administrative and Selling Expenses

The group comprising Costs and Administrative and Selling Expenses increased by R$71.9 million or 13.6%. The following chart shows the main changes:

(R$ millions)

	2Q01	2Q02	Difference	%
Salaries and Payroll Charges	(185.2)	(221.3)	(36.1)	19.5
General Supplies	(16.3)	(17.8)	(1.5)	9.2
Treatment Supplies	(14.6)	(20.2)	(5.6)	38.5
Third-Party Services	(73.2)	(87.5)	(14.3)	19.5
Electric Power	(48.2)	(65.8)	(17.6)	36.5
General Expenses	(16.3)	(19.2)	(2.9)	17.8
Depreciation and Amortization	(115.0)	(133.0)	(18.0)	15.7
Credits Write-off	(52.8)	(28.7)	24.1	(45.6)
Fiscal Expenses	(5.8)	(5.8)	0.0	-
Costs, Administrative and Selling Expenses	**(527.4)**	**(599.3)**	**(71.9)**	**13.6**

3.1. Salaries and Payroll Charges

The Salaries and Payroll Charges group reported a 19.5% increase of R$ 36.1 million, mainly due to the following factors:

(a) **Provision for profit sharing,** amounting to R$ 11.7 million recorded in 2Q02;

(b) **Collective wage increase agreement** resulted in wage increases of 5.37% in May 2001 and 8.0% in May 2002, representing an additional R$ 6.0 million;

(c) **Provision for retirement benefits,** amounting to R$ 4.0 million, resulting from the accounting, as of 2002, of current costs relative to an actuarial liability provision relating to the employees who are members of Sabesprev's defined benefit pension plan. The provision was effected in accordance with CVM Deliberation 371/00 (paragraph 85);

(d) **FGTS,** (Government Severance Indemnity Fund for Employees) amounting to R$ 1.4 million, representing increased percentage of employer contributions to the fund (from 8.0% to 8.5%) and the increase in the indemnity penalty (from 40% to 50%), according to the Complementary Law 110/01 of June 29, 2001 (effective from October 2001);

(e) **New career and salary plan** (remuneration by merit), through which 1% of payroll was used to level out salaries according to different job descriptions (as of June 2002), as well as up to 1% of payroll for job promotions (as of July 2002).

3.2. Treatment Supplies

The Treatment Supplies group posted a 38.5% growth, up in value terms by R$ 5.6 million, the result of the worsening in the quality of water sources. This required the use of larger quantities of chemicals such as ferric sulfate, chlorine and lime. During the same period, there was a greater proliferation of algae caused by the hot weather also requiring greater amounts of activated carbon. Besides higher consumption in terms of volume, there was also a significant increase in prices in these chemicals, ranging between 15% and 40%, with particular note to ferric sulfate, activated carbon and hydrate lime.

The table below shows the impact from cost increases for the main chemical supplies used by ***SABESP*** in its treatment process:

Cost per item of Supply – in R$ thousand

	2Q01	2Q02	Difference	%
Ferric sulfate	1,136	2,608	1,472	129.6
Activated carbon	2,187	3,436	1,249	57.1
Chlorine	2,748	3,640	892	32.5
Ferric chloride	2,005	2,607	602	30.0
Lime	2,043	2,609	566	27.7
Other treatment supplies	4,485	5,326	841	18.8
Total	**14,604**	**20,226**	**5,622**	**38.5**

3.3. Third-Party Services

The Third-Party Services group reported a growth of R$ 14.3 million or 19.5%. The main changes identified under this item are:

(a) **Maintenance of residential water connections,** a growth of R$ 5.8 million relating principally to services for the optimization of measuring water volumes supplied by ***SABESP*** to major consumers;

(b) **Credit recovery,** a growth of R$ 2.5 million, due to the greater use of outsourced services for the recovery of overdue payments;

(c) **Consulting services,** posting a growth of R$ 1.6 million relating to the payment of legal services for structuring the ***SABESP*** IPO on the New York Stock Exchange;

(d) **Rental of computer-related equipment,** up by R$ 1.6 million and relating to the contracting of services for the rental and maintenance of equipment, technical support and training for the upgrading and expanding of the Company's IT area;

(e) **Telecommunications,** reported a growth of R$ 1.2 million, relating to the installation of frame-relay line system (a new telephone center at the Ponte Pequena facility) and the higher tariffs charged as from February 2002, specifically for high-speed data transmission services (an average compounded increase of 12.6%); and

(f) **Water loss control,** up by R$ 1.0 million and relating to the installation cost of pressure reducers in the distribution network, engineering services for evaluating unbilled volumes due to clandestine connections and also the detection of non-visible leakages.

3.4. Electric Power

The Electric Power group grew by R$ 17.6 million or 36.5%, the result of electricity tariff increases authorized by the electric energy regulatory agency, ANEEL. ***SABESP's*** electric energy consumption in 2Q02 totaled 488,849 MWh, up 1.2% on 2Q01's figure, 482,899 MWh.

The other factor that contributed to higher costs in this group was the surcharge created by Law 10,438, in the form of an additional tariff increase of 7.9% and effective since January 2002 and to be in force for an average period of six years.

On February 7, 2002, ANEEL issued the Resolution No. 71 that established the so-called "Emergency Capacity Fee", representing an additional expense of R$ 0.0049 per KWh consumed, equivalent to an impact of 4.6% on the company's overall electric power expenses. This fee was then increased to R$ 0,0057 per kWh, through ANEEL Resolution No. 249 of May 6, 2002, effective from June 28 2002 through June 2006, representing an impact of 5,4% on the company's overall electric power expenses.

3.5. General Expenses

The General Expenses group rose by R$ 2.9 million or 17.8%, a result of the following increases:

(a) **Provision for civil contingencies,** amounting to R$ 1.6 million;

(b) **Water billing collection services,** an increase of R$ 1.3 million, reflecting the readjustment in the service charge for collections via the banking system. Collection fees were raised from January 2002 as follows: **tariff charged for payment across the bank's counters**– from R$ 0.92 to R$ 1.04; **automatic debit**– from R$ 0.32 to R$ 0.35.

3.6. Depreciation and Amortization

The Depreciation and Amortization group rose by R$ 18.0 million or a year-over-year rise of 15.7%, resulting from the incorporation into the Company's permanent assets of work in progress as from July 2001.

3.7. Credits Write-off

The Credits Write-off item reported a reduction of R$ 24.1 million or 45.6% down largely due to lower volumes of write-offs in 2Q02, mainly in the retail segment (residences, commercial establishments, industry and public, except for state-run bodies.

(R$ millions)

Description	2Q01	2Q02	Difference	Change%
Values Written Off				
Retail	42.0	22.6	(19.4)	(46.2)
Supplies to other municipalities	22.4	23.4	1.0	4.5
Other values written off	4.2	3.2	(1.0)	(23.8)
Values recovered				
Values received	(5.9)	(8.9)	(3.0)	50.8
Other values recovered	(9.9)	(11.6)	(1.7)	17.2
Total	**52.8**	**28.7**	**(24.1)**	**(45.6)**

4. Financial Expenses and Foreign Exchange Gain (Loss)

(a) Financial Expenses

The Financial Expenses group posted a growth of R$ 59.7 million or 35.5%, mainly due to:

- Provision for financial contingencies, with a growth of R$ 29.1 million, resulting from the provisions covering litigation (Cofins, Finsocial and others);
- Interest on domestic financing, in this case up by R$ 20.9 million, due to higher debenture costs – 4th and 5th issues in June 2001 and April 2002, respectively;
- Interest on overseas funding, a growth of R$ 5.2 million. The outstanding balance of overseas loans was higher than in 2Q01, due to the depreciation of the Real with a knock-on effect in higher interest payments, principally in the case of the Eurobond issue.

(b) Foreign Exchange Loss

Foreign Exchange Gain Loss was up by R$ 460.7 million or 268.7%, due to the depreciation of the Real in 2Q02 (22.4%).

5. Operational Indicators

The company continues to expand its services as illustrated by the trend in the number of water and sewage connections in the chart below:

Operational Indicators	2Q01	2Q02	%
Water Connections (1)	5,627	5,877	4.4
Sewage Connections (1)	4,051	4,138	2.1
Population with water supply (2)	20.6	21.0	1.9
Population connected to sewage collection services (2)	16.1	16.5	2.5
Water volumes billed to the wholesale market (3)	80.5	85.2	5.8
Water volumes billed to the retail market (3)	346.5	357.8	3.3
Sewage service billings (3)	266.1	276.5	3.9
Number of employees	18,025	18,254	1.3
Operational productivity (4)	537	549	2.2

(1) In 1,000 units at the end of the period
(2) Millions of inhabitants at the end of the period (not including supplies to the wholesale market)
(3) In millions of m^3
(4) Number of water and sewage connections per employee

6. Funding

Policy

Since Brazil adopted a floating foreign exchange rate policy in January 1999, the company's debt management has been guided by three main courses of action:

- the lengthening of the debt maturity profile by contracting long term credit lines;
- opting for local currency funding and non-renewal of foreign currency lines. The exception to this rule is credit operations with multilateral financial institutions such as IDB and bilateral organizations such as JBIC (Japan Bank for International Cooperation);
- prioritize lower cost credit operations as for example those provided by the BNDES (the Brazilian National Development Bank) and CEF (the Federal Savings and Loan Bank), whenever possible.

In this context the Multi-year Budget Plan (2002-2006) in 2002 allows for:

- a single debenture issue (in 2002), already concluded;

- only two foreign currency operations, but with very long maturities (25 years) and low costs with the guarantees of both the federal and State of São Paulo treasuries: (a) IDB: US$ 200 million at an interest rate of 6.8% p.a. (loan contract signed in July 2000); and (b) JBIC: US$150 million at an interest rate of 2% p.a., 7 year grace period and 25 years for repayment;
- BNDES: R$ 400 million, TJLP (the long-term interest rate) plus 3% p.a., with a term of 7 years including a grace period of 3 years;
- CEF using FGTS resources: up to R$ 520 million with a 10-year term and interest at TR (reference rate) plus 6.5% p.a. for investments in the sewage segment and 8% in the water supply segment.

7. Funding in 2002

The Company concluded its fifth simple debenture issue in April 2002 worth R$ 400 million, representing 40,000 debentures at a face value of R$ 10,000.00.

The issue was divided into 2 series, the first consisting of 31,372 debentures indexed to the CDI interbank deposit certificate rate plus a spread of 1.85%. The second series comprises 8,628 debentures indexed to the IGP-M plus interest of 13.25% p.a. The interest on the first series will be paid quarterly and the second, annually. The debenture program will run for a term of 59 months, the final maturity falling due in March 2007.

The negotiations for signing the contract with the Japan Bank for International Cooperation to finance the project for eliminating pollution in the Santos region are well advanced and necessary funding has already been budgeted by the Japanese Government. The company expects to sign the contracts between late 2002 and early 2003.

The BNDES and ***SABESP*** signed a financing contract on August 8, 2002, worth R$ 240 million representing the domestic portion of the funding for the Tietê Project – Phase II.

By the end of the third quarter 2002, the National Water Agency (Agência Nacional de Águas – ANA), through the Watershed Clean-up Program (Prodes-2002), is expected to sign contracts with ***SABESP*** worth a total of R$ 25 million for the purchase of treated sewage.

SABESP is negotiating FGTS funds, whose manager is Caixa Econômica Federal (the Federal Savings and Loan Bank), in the amount of R$ 300 million, with disbursement as of 2003. The striking characteristic of this funding is its low cost (TR – Central Bank reference rate – plus 10.5% for sewage and 12% for water) and long-term amortization (10 years).

8. Loans and Financing - Short Term

SABESP is in a comfortable financial situation to amortize the debt falling due in the coming twelve months (R$ 522.3 million). It is also worth noting that at present, the short-term debt denominated in foreign currency amounts to only US$114.2 million:

(R$ millions)

Description	2nd Half 2002	1st Half 2003	Total
Principal	77.4	79.4	156.8
Interests	38.0	2.8	40.8
Total - Domestic	115.4	82.2	197.6
Principal	121.0	121.0	242.0
Interests	82.7	-	82.7
Total - Foreign	203.7	121.0	324.7
Total	**319.1**	**203.2**	**522.3**

9. Recuperation of Water Reservoir Levels

	Percentage of the maximum volume (%)		
System	**June 2001**	**June 2002**	**Additional (%)**
Cantareira	30.4	56.3	85.2
Guarapiranga	46.1	49.7	7.8
Alto Tietê	35.5	48.1	35.5
Rio Grande	86.3	88.4	2.4
Rio Claro	43.2	80.3	85.9
Alto Cotia	26.2	76.7	192.8

In spite of a dry June 2002, the accumulated rainfall for the current hydrological year (October 2001 to June 2002) still remains close to the historical average.

Volume simulations have been run out to October 2002 (the first month of the next hydrological year) for very low outflows (that is, for a very low probability of occurrence), and the conclusion being that even under such exaggerated scenarios, the risk of having water reservoirs running dry is very remote.

sabesp

10. Capital Markets and General Information

In April 2002, ***SABESP***s shares began trading on the **"New Market - BOVESPA"**, following the company's compliance with the rigorous Corporate Governance parameters required by this segment of the market.

In May 2002, the São Paulo State Government sold 4.78 billion of its holdings in ***SABESP*** shares, through a public offering (including a Green Shoe of 165 million shares), representing 16.8% of the capital stock. This increases the company's free float to 28.5%. The public offering was directed at both domestic and international investors, while the company's ADR was listed on the New York Stock Exchange as from May 10, 2002, under the "**SBS**" ticker.

On June 3, 2002, the São Paulo City Council approved Law 13,370, which under article 1 makes it mandatory for all existing buildings to be connected to the public sewage system in regions where such a network is already in place. This law is in line with ***SABESP***s targets for optimizing the use of the sewage network already installed by the company.

Further Developments

On August 1, 2002 and pursuant to the provisions of CVM Instruction 358 of January 03, 2002 and in accordance with Article 28 of the Regulations for the Tariff System approved by State Decree Law 41,446 of December 16, 1996, ***SABESP*** announced that the tariffs and other conditions in force for the supply of water and/or sewage collection will be increased from August 7, 2002. The price adjustment will be 8.22% for all categories of use and consumer types with the exception of the following (a) tariffs falling into the social residential use and slum category; (b) special supply to vessels on the coastal region; (c) supplies of water using tankers; and (d) the tariffs cited in ***SABESP***s Announcement 01/02 of April 20, 2002 (contract-based supply to major consumers falling in the commercial and industrial categories).

The full announcement can be found in Sabesp's website www.sabesp.com.br and was also published in the State of São Paulo Official Gazette, August 3, 2002 edition.

SABESP has presented on this date the quarterly information relative to the first quarter 2002, in compliance with paragraph 85 of CVM Deliberation No. 371/2000, restating the amounts relative to the actuarial liabilities as at December 31, 2001 from the Salary and Payroll Charges group to extraordinary items, as described in explanatory note No. 20 of the aforementioned quarterly report.

The statements contained in this release relating to the outlook for the Company's business, projection of operating and financial results and with respect to its growth potential, constitute mere forecasts and were based on management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, the general economic performance of Brazil, of the industry and the international markets- being therefore subject to change.

SABESP - Cia. de Saneamento Básico do Estado de São Paulo, a mixed capital, publicly-held company, which has the São Paulo State Government as its principal shareholder, is the major water and sewage utility services company in the Americas and the third largest in the world (in terms of customer numbers). Its purpose is to meet a full range of water treatment requirements: to plan, implement and operate drinking water, sewage and industrial effluent systems, improving the quality of life of the population and preserving the environment. ***SABESP*** produces about 85,000 liters of water per second to meet the demand from more than 24 million inhabitants in 366 cities, as well as 7 municipalities that buy water from the company on a wholesale basis. In addition, through its sewage network of 32,600 kms, ***SABESP*** is structured to receive domestic and non-domestic effluent, delivering it to treatment plants, acting in a responsible manner in returning the water to the environment.

sabesp

ATTACHMENT I

Income Statement

Corporate Law

(R$ millions)	2Q01	2Q02
Gross Revenues from Sales and/or Services	**846.5**	**980.2**
Water Supply - Retail	425.8	496.6
Water Supply - Wholesale	48.6	55.9
Sewage Collection and Treatment	331.4	387.7
Other Services	40.7	40.0
Deduction from Gross Revenue	(25.8)	(28.0)
Net revenues	**820.7**	**952.2**
Cost of Goods and/or Services Sold	(386.3)	(459.9)
Gross Profit	**434.4**	**492.3**
Selling Expenses	(93.8)	(84.1)
General and Administrative Expenses	(47.2)	(55.3)
Financial Income	7.7	34.5
Financial Expenses	(340.0)	(860.2)
Operating Result	**(38.9)**	**(472.8)**
Non-Operating Result	(1.9)	(0.1)
Earnings before IT / SC	**(40.8)**	**(472.9)**
Provision for Income Tax and Social Contribution	(7.0)	34.6
Deferred Income Tax	10.6	117.5
Participations/Statutory Contributions	0.0	(8.5)
Net Loss	**(37.2)**	**(329.3)**
EBITDA	**408.4**	**485.9**
Margin	*49.8%*	*51.0%*

sabesp

ATTACHMENT II

Balance Sheet

Corporate Law (R$ millions)

ASSETS	31-Mar-2002	30-Jun-2002	LIABILITIES	31-Mar-2002	30-Jun-2002
Current Assets	**1,326.0**	**1,838.4**	**Current Liabilities**	**1,392.3**	**1,528.9**
Cash and cash equivalents	333.3	761.5	Loans and financing	410.6	501.3
Receivables	869.7	904.0	Debentures	3.1	21.0
Inventory	19.2	18.4	Suppliers	40.8	41.1
Others	103.8	154.5	Taxes, fees and contributions	114.6	79.6
			Provisions	257.8	296.3
			Others	565.4	589.6
Long Term Assets	**910.2**	**1,023.3**	**Long Term Liabilities**	**6,459.9**	**7,275.1**
Receivables	910.2	1,023.3	Loans and financing	5,145.9	5,632.6
			Debentures	713.1	1,115.6
			Provisions	92.2	122.3
			Others	508.7	404.6
Fixed Assets	**13,616.2**	**13,613.8**	**Shareholders' Equity**	**8,000.2**	**7,671.5**
Investments	0.7	0.7	Paid-in Capital	3,403.7	3,403.7
Property, plant & equipment	13,500.3	13,495.9	Capital Reserves	41.5	42.0
Deferred assets	115.2	117.2	Revaluation Reserves	2,927.9	2,904.6
			Income Reserve	1,598.2	1,598.2
			Retained Earnings/Losses	28.9	(277.0)
Total assets	**15,852.4**	**16,475.5**	**Total Liabilities & Equity**	**15,852.4**	**16,475.5**

Exhibit 3

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80
4 - NIRE		
35300016831		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
Rua Costa Carvalho, 300				Pinheiros
3 - CEP	4 - MUNICÍPIO			5 - UF
05429-900	São Paulo			SP
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	3388-8000	3388-8200	3388-8201	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
011	3813-0254	-	-	
15 - E-MAIL				
acarmignani@sabesp.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
Paulo Domingos Knippel Galletta				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
Rua Costa Carvalho, 300				Pinheiros
4 - CEP	5 - MUNICÍPIO			6 - UF
05429-900	São Paulo			SP
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
011	3388-8386	3388-8426	3388-8122	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
011	3815-4465	-	-	
16 - E-MAIL				
pgalletta@sabesp.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2002	31/12/2002	1	01/01/2002	31/03/2002	4	01/10/2001	31/12/2001

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES	00287-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
Júlio César dos Santos	591.515.108-63

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 31/03/2002	2 - TRIMESTRE ANTERIOR 31/12/2001	3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/2001
Do Capital Integralizado			
1 - Ordinárias	28.479.577	28.479.577	28.479.577
2 - Preferenciais	0	0	0
3 - Total	28.479.577	28.479.577	28.479.577
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Estatal
4 - CÓDIGO ATIVIDADE 1990300 - Serv.de Água, Saneamento e Gás
5 - ATIVIDADE PRINCIPAL Captação,Tratam.,Distr.de Água;Coleta,Tratam.de Esgoto
6 - TIPO DE CONSOLIDADO Não Apresentado
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	30/01/2002	Juros Sobre Capital Própr	26/06/2002	ON	0,0172000000
02	RCA	29/04/2002	Juros Sobre Capital Própr	io	ON	0,0038000000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
09/08/2002	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2002	4 - 31/12/2001
1	Ativo Total	15.852.369	15.917.884
1.01	Ativo Circulante	1.325.954	1.371.081
1.01.01	Disponibilidades	333.282	460.220
1.01.01.01	Caixa, Bancos e Aplicações Financeiras	250.502	328.744
1.01.01.02	Debêntures em Tesouraria	47.395	47.432
1.01.01.03	Compra de Moeda Estrangeira	33.565	82.181
1.01.01.04	Outras Disponibilidades	1.820	1.863
1.01.02	Créditos	869.705	811.736
1.01.02.01	Clientes	869.705	811.736
1.01.03	Estoques	19.181	21.887
1.01.03.01	Almoxarifados de Operação	19.181	21.887
1.01.04	Outros	103.786	77.238
1.01.04.01	Contas a Receber de Acionista	47.984	19.740
1.01.04.02	Adiantamento de 13° salário	5.924	0
1.01.04.03	Tributos a Compensar	32.952	27.415
1.01.04.04	Demais Contas a Receber	16.926	30.083
1.02	Ativo Realizável a Longo Prazo	910.241	920.462
1.02.01	Créditos Diversos	910.241	920.462
1.02.01.01	Clientes	9.820	11.017
1.02.01.02	Indenizações a Receber	148.794	148.794
1.02.01.03	Depósitos Judiciais e Outros	17.136	16.097
1.02.01.04	Incentivos Fiscais	4.157	4.157
1.02.01.05	Impostos e Contribuições Diferidos	105.096	91.340
1.02.01.06	Acordo GESP	625.238	649.057
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	13.616.174	13.626.341
1.03.01	Investimentos	740	740
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	740	740
1.03.01.03.01	Ações em Outras Companhias	669	669
1.03.01.03.02	Ações em Outras Cias. com Incent. Fiscal	49	49
1.03.01.03.03	Depósitos Compulsórios - Eletrobrás	22	22
1.03.02	Imobilizado	13.500.274	13.509.950
1.03.02.01	Imobilizações Técnicas	11.075.672	11.106.128
1.03.02.02	Obras em Andamento	2.424.602	2.403.822
1.03.03	Diferido	115.160	115.651

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2002	4 -31/12/2001
1.03.03.01	Despesas de Organ. e Reorganiz.	115.160	115.651

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2002	4 - 31/12/2001
2	Passivo Total	15.852.369	15.917.884
2.01	Passivo Circulante	1.392.327	1.518.559
2.01.01	Empréstimos e Financiamentos	410.620	546.076
2.01.02	Debêntures	3.095	3.246
2.01.02.01	Juros sobre Debêntures	3.095	3.246
2.01.03	Fornecedores	40.776	81.023
2.01.04	Impostos, Taxas e Contribuições	114.606	80.189
2.01.04.01	Cofins e Pasep	6.346	5.898
2.01.04.02	I.N.S.S.	8.828	10.121
2.01.04.03	Programa Refis	58.718	57.274
2.01.04.04	Contribuição Social	4.733	0
2.01.04.05	Imposto de Renda	29.885	0
2.01.04.06	Outros	6.096	6.896
2.01.05	Dividendos a Pagar	0	0
2.01.06	Provisões	257.770	240.600
2.01.06.01	Férias	64.573	71.890
2.01.06.02	13° Salário	11.607	0
2.01.06.03	Encargos Sociais	2.535	2.470
2.01.06.04	Cofins/Pasep - Lei 9718/98	123.386	111.035
2.01.06.05	Finsocial	52.217	51.753
2.01.06.06	Para Contingências com Clientes	3.452	3.452
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	565.460	567.425
2.01.08.01	Salários e Encargos	11.791	953
2.01.08.02	Serviços	24.406	35.499
2.01.08.03	Juros sobre Capital Próprio a Pagar	528.341	528.341
2.01.08.04	Outras Obrigações	922	2.632
2.02	Passivo Exigível a Longo Prazo	6.459.818	6.402.635
2.02.01	Empréstimos e Financiamentos	5.145.929	5.207.535
2.02.02	Debêntures	713.094	713.094
2.02.02.01	Debêntures 3° emissão	413.094	413.094
2.02.02.02	Debêntures 4° emissão	300.000	300.000
2.02.03	Provisões	92.226	76.625
2.02.03.01	Prov. para Indenização Trabalhista	15.700	15.267
2.02.03.02	Prov. para Impostos e Contribuições	0	0
2.02.03.03	Encargos Previdenciários	4.892	4.874
2.02.03.04	Com Fornecedores	68.143	53.418
2.02.03.05	Outras	3.491	3.066
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	508.569	405.381
2.02.05.01	Impostos e Contribuições Diferidos	250.101	256.839

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2002	4 -31/12/2001
2.02.05.02	Programa Refis	112.542	124.093
2.02.05.03	Juros sobre Capital Próprio a Pagar	103.622	0
2.02.05.04	Outras Obrigações	42.304	24.449
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	8.000.224	7.996.690
2.05.01	Capital Social Realizado	3.403.688	3.403.688
2.05.02	Reservas de Capital	41.458	40.979
2.05.02.01	Auxílio para Obras	25.678	25.199
2.05.02.02	Reserva de Incentivos	15.780	15.780
2.05.03	Reservas de Reavaliação	2.927.959	2.953.806
2.05.03.01	Ativos Próprios	2.927.959	2.953.806
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	1.598.217	1.598.217
2.05.04.01	Legal	104.674	104.674
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	1.493.543	1.493.543
2.05.04.07.01	Reserva para Investimentos	1.493.543	1.493.543
2.05.05	Lucros/Prejuízos Acumulados	28.902	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/03/2002	4 - 01/01/2002 a 31/03/2002	5 - 01/01/2001 a 31/03/2001	6 - 01/01/2001 a 31/03/2001
3.01	Receita Bruta de Vendas e/ou Serviços	923.501	923.501	894.308	894.308
3.01.01	Fornecimento de Água - Varejo	473.441	473.441	467.888	467.888
3.01.02	Fornecimento de Água - Atacado	54.647	54.647	46.924	46.924
3.01.03	Coleta e Tratamento de Esgoto	366.607	366.607	353.706	353.706
3.01.04	Prestação de Outros Serviços	28.806	28.806	25.790	25.790
3.02	Deduções da Receita Bruta	(26.604)	(26.604)	(26.891)	(26.891)
3.03	Receita Líquida de Vendas e/ou Serviços	896.897	896.897	867.417	867.417
3.04	Custo de Bens e/ou Serviços Vendidos	(413.028)	(413.028)	(379.901)	(379.901)
3.05	Resultado Bruto	483.869	483.869	487.516	487.516
3.06	Despesas/Receitas Operacionais	(337.766)	(337.766)	(494.525)	(494.525)
3.06.01	Com Vendas	(115.941)	(115.941)	(102.256)	(102.256)
3.06.02	Gerais e Administrativas	(46.395)	(46.395)	(43.321)	(43.321)
3.06.03	Financeiras	(175.430)	(175.430)	(348.948)	(348.948)
3.06.03.01	Receitas Financeiras	32.034	32.034	19.735	19.735
3.06.03.01.01	Receitas Financeiras	33.248	33.248	20.487	20.487
3.06.03.01.02	Cofins / Pasep	(1.214)	(1.214)	(752)	(752)
3.06.03.02	Despesas Financeiras	(207.464)	(207.464)	(368.683)	(368.683)
3.06.03.02.01	Despesas Financeiras	(207.464)	(207.464)	(368.683)	(368.683)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	146.103	146.103	(7.009)	(7.009)
3.08	Resultado Não Operacional	(7.859)	(7.859)	(26.877)	(26.877)
3.08.01	Receitas	1.032	1.032	1.774	1.774
3.08.01.01	Receitas	1.057	1.057	1.817	1.817
3.08.01.02	Cofins / Pasep	(25)	(25)	(43)	(43)
3.08.02	Despesas	(8.891)	(8.891)	(28.651)	(28.651)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/03/2002	4 - 01/01/2002 a 31/03/2002	5 - 01/01/2001 a 31/03/2001	6 - 01/01/2001 a 31/03/2001
3.08.02.01	Perda na Baixa de Bens do Imobilizado	(6.295)	(6.295)	(26.255)	(26.255)
3.08.02.02	Outras	(2.596)	(2.596)	(2.396)	(2.396)
3.09	Resultado Antes Tributação/Participações	138.244	138.244	(33.886)	(33.886)
3.10	Provisão para IR e Contribuição Social	(34.618)	(34.618)	(24.417)	(24.417)
3.10.01	Provisão para Imposto de Renda	(29.885)	(29.885)	(21.781)	(21.781)
3.10.02	Provisão para Contribuição Social	(4.733)	(4.733)	(2.636)	(2.636)
3.11	IR Diferido	16.128	16.128	34.529	34.529
3.11.01	Imposto de Renda Diferido	4.657	4.657	13.965	13.965
3.11.02	Contribuição Social Diferida	(352)	(352)	8.753	8.753
3.11.03	Reversão do Imposto de Renda Diferido	11.823	11.823	11.811	11.811
3.12	Participações/Contribuições Estatutárias	(8.476)	(8.476)	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	(8.476)	(8.476)	0	0
3.12.02.01	Item Extraordinário	(8.476)	(8.476)	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	111.278	111.278	(23.774)	(23.774)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	28.479.577	28.479.577	28.479.577	28.479.577
	LUCRO POR AÇÃO	0,00391	0,00391		
	PREJUÍZO POR AÇÃO			(0,00083)	(0,00083)

04.01 - NOTAS EXPLICATIVAS

1. CONTEXTO OPERACIONAL

A Companhia de Saneamento Básico do Estado de São Paulo - SABESP tem por objeto social a operação dos sistemas públicos de água e esgoto no Estado de São Paulo, mediante a concessão desses serviços, a uma vasta rede de clientes residenciais, comerciais, industriais e governamentais. A companhia também fornece água por atacado a municípios da Região Metropolitana de São Paulo que não possuem sistemas de abastecimento de água.

A companhia fornece serviços de água e esgoto a 322 municípios do Estado de São Paulo, mediante a concessão destes. Substancialmente, todas as concessões têm prazo de duração de 30 anos, sendo que uma delas expira em 2004 e as restantes, entre 2005 e 2029. As concessões podem ser automaticamente renovadas por períodos iguais do contrato inicial, a menos que o município ou a SABESP se utilizem do direito de rescindir a concessão pelo menos seis meses antes da data de expiração da concessão.

A companhia não detém uma concessão formal para o fornecimento dos serviços de água e esgoto na cidade de São Paulo, que responde pela grande maioria da receita de serviços prestados, e em outros 43 municípios do Estado de São Paulo, operando nesses casos amparado em escritura pública de autorização. Com exceção da cidade de Santos, nenhum desses municípios possui população expressiva. A companhia entende que é possuidora do direito de fornecer tais serviços com base, entre outros aspectos, na posse dos sistemas de água e esgoto que servem a Cidade de São Paulo e aos demais municípios e em certos direitos sucessórios adquiridos a partir da fusão que gerou a SABESP.

2. APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

As demonstrações financeiras foram elaboradas de acordo com os princípios contábeis previstos na legislação societária brasileira e nas instruções da Comissão de Valores Mobiliários - CVM.

Essas demonstrações são identificadas pela expressão "pela legislação societária". Estão sendo apresentadas, também, informações suplementares "em moeda de poder aquisitivo constante", elaboradas de acordo com os critérios descritos na nota 4.

3. PRINCIPAIS PRÁTICAS CONTÁBEIS

(a) Apuração do resultado

(i) Receitas com vendas e prestação de serviços

O fornecimento de água e os serviços de coleta e tratamento de esgotos sanitários, não faturados até a data do encerramento do período/exercício, são mensurados e registrados contabilmente, em contrapartida do contas a receber de clientes, de forma a possibilitar a contraposição dos custos e das receitas no respectivo período/exercício.

(ii) Despesas e receitas financeiras

Representadas substancialmente por juros, variações monetárias e cambiais, decorrentes de empréstimos e financiamentos, e aplicações financeiras, calculados e registrados contabilmente pelo regime de competência.

(iii) Imposto de renda e contribuição social

As provisões para o imposto de renda e imposto de renda diferido sobre diferenças temporais são constituídas à alíquota-base de 15% mais adicional de 10%. As provisões para contribuição social sobre o lucro e a diferida são constituídas à alíquota de 9%.

(iv) Demais receitas e despesas

As demais receitas e despesas são reconhecidas pelo regime de competência.

(b) Aplicações financeiras

Representadas substancialmente por Certificados de Depósitos Bancários - CDBs, são registradas pelos valores das aplicações, acrescidos dos rendimentos auferidos ("pro - rata temporis") até a data do encerramento do período/exercício.

(c) Provisão para devedores duvidosos

Constituída por montante considerado suficiente para cobrir prováveis perdas na realização de contas a receber de clientes, registrada em contrapartida do resultado do exercício, na rubrica "despesas com vendas".

(d) Estoques

Os estoques de materiais destinados ao consumo e à manutenção dos sistemas de água e esgoto são avaliados ao custo médio de aquisição e estão classificados no ativo circulante.

Os estoques destinados a investimentos estão classificados no ativo imobilizado pelo custo histórico.

(e) Demais ativos circulantes e realizável a longo prazo

Os demais ativos circulantes e realizável a longo prazo são demonstrados aos valores de custo ou realização, incluindo, quando aplicável, os rendimentos auferidos.

(f) Permanente

04.01 - NOTAS EXPLICATIVAS

Demonstrado ao custo corrigido até 31 de dezembro de 1995, combinado com os seguintes aspectos:

Depreciações de bens do imobilizado, pelo método linear, às taxas anuais mencionadas na nota 7.

Reavaliação de bens do imobilizado, efetuada em duas etapas em 1990 e 1991, com base em laudo de avaliação emitido por peritos independentes, realizada mediante depreciação, alienação e baixas dos respectivos bens, em contrapartida da conta "Lucros acumulados".

Amortizações do ativo diferido calculadas pelo método linear e pelo período de cinco anos a partir da data em que os benefícios começam a ser gerados.

Os encargos financeiros relacionados a financiamentos, obtidos junto a terceiros, destinados a obras em andamento, são apropriados ao custo das mesmas.

(g) Empréstimos e financiamentos

Atualizados com base nas variações monetárias e cambiais, acrescidos dos respectivos encargos incorridos até a data do encerramento do período/exercício.

(h) Provisão para contingências

Constituída para cobertura de eventuais perdas, avaliadas como prováveis por consultores jurídicos e de valor estimável , relacionadas a processos trabalhistas, tributários, cíveis e comerciais, nas instâncias administrativas e judiciais.

(i) Demais passivos circulante e exigível a longo prazo

Os demais passivos circulante e exigível a longo prazo são demonstrados pelos valores conhecidos ou exigíveis, acrescidos, quando aplicável, dos correspondentes encargos, variações monetárias e cambiais.

(j) Juros sobre o capital próprio

Foram contabilizados de acordo com as disposições contidas na Lei nº 9.249/95, para efeito de dedutibilidade, limitados à variação, pró-rata dia, da taxa de juros de longo prazo - TJLP e demonstradas contabilmente de acordo com a deliberação CVM nº 207/96.

4. INFORMAÇÃO SUPLEMENTAR EM "MOEDA DE PODER AQUISITIVO CONSTANTE"

a) Índice de atualização

A atualização monetária das operações relativas ao ativo permanente, patrimônio líquido, das contas de resultado e apuração de ganhos e perdas nos itens monetários foi mensurada com base na variação da Unidade Monetária Contábil - UMC, considerando como base a variação do Índice Geral de Preços - Mercado - IGP-M (0,51% no 1º trimestre).

(b) Contas patrimoniais

Os montantes relativos aos ativos e passivos monetários apresentados em "moeda de poder aquisitivo constante" são idênticos àqueles apresentados "pela legislação societária", exceto pelos valores a receber de clientes, a pagar a fornecedores e empreiteiros, imposto de renda e contribuição social diferidos no exigível a longo prazo que estão ajustados para refletir o poder aquisitivo ou a realização em moeda de 31 de março de 2002, tomando-se por base a taxa divulgada pela Associação Nacional de Bancos de Investimento - ANBID.

O ativo permanente e o patrimônio líquido foram corrigidos com base na variação mensal da UMC, atualizada pelo IGP-M até 31 de março de 2002.

(c) Contas do resultado

Todas as contas foram atualizadas monetariamente com base na variação da UMC, a partir do mês de sua contabilização, ajustadas pelos ganhos e perdas inflacionários apurados sobre os saldos iniciais e finais de cada mês dos ativos e passivos monetários, e que geraram despesas e receitas financeiras ou inflacionárias nominais, os quais foram considerados como redutores das respectivas contas de resultado a que se vinculam.

(d) Impostos e contribuições diferidos

O imposto de renda e a contribuição social diferidos foram calculados com base nas alíquotas de 15% mais adicional de 10% e 9%, respectivamente, sobre o montante da mais-valia dos bens e direitos do ativo permanente gerada pelo resultado da sua atualização monetária, em conformidade com as Instruções da CVM, consubstanciada no Pronunciamento do IBRACON - Instituto dos Auditores Independentes do Brasil no. 99/006.

Os montantes apresentados estão em moeda de poder aquisitivo de 31 de março de 2002.

	Em milhares de R$	
BALANÇO PATRIMONIAL	Moeda Nominal	Correção Integral
ATIVO TOTAL	15.852.369	24.237.995
ATIVO CIRCULANTE	1.325.954	1.323.527
ATIVO REALIZÁVEL A LONGO PRAZO	910.241	910.241
ATIVO PERMANENTE	13.616.174	22.004.227
Investimentos	740	1.191
Imobilizado	13.500.274	21.839.721
Diferido	115.160	163.315
PASSIVO TOTAL	15.852.369	24.237.995
PASSIVO CIRCULANTE	1.392.327	1.392.007
PASSIVO EXIGÍVEL A LONGO PRAZO	6.459.818	8.962.096

04.01 - NOTAS EXPLICATIVAS

PATRIMÔNIO LÍQUIDO	8.000.224	13.883.892
Capital Social Realizado	3.403.688	5.919.249
Reservas de Capital	41.458	60.322
Reservas de Reavaliação	2.927.959	5.136.559
Reservas de Lucro	1.598.217	2.775.239
Lucros/Prejuízos Acumulados	28.902	(7.477)

DEMONSTRAÇÃO DO RESULTADO	*Em milhares de R$* Moeda Nominal	Correção Integral
Receita Líquida de Venda e/ou Serviços Vendidos	896.897	891.893
Custo de Bens e/ou Serviços Vendidos	(413.028)	(497.129)
Resultado Bruto	483.869	394.764
Despesas com Vendas	(115.941)	(112.902)
Despesas Administrativas	(46.395)	(46.379)
Resultado Antes das Financeiras Líquidas	321.533	235.483
Financeiras Líquidas	(175.430)	(151.768)
Resultado Operacional	146.103	83.715
Resultado não Operacional	(7.859)	(12.612)
Resultado antes da Tributação e Participações	138.244	71.103
Provisão para Imposto de Renda e Contribuição Social	(34.618)	(34.636)
Imposto de Renda e Contribuição Social Diferidos	16.128	39.568
Item extraordinário líquido de IR/CS	(8.476)	(8.485)
Lucro do Período	111.278	67.550
Lucro por Ação	0,00391	0,00237

CONCILIAÇÃO DO RESULTADO DO PERÍODO E PATRIMÔNIO LÍQUIDO

	Em milhares de R$ Lucro do Período	Patrimônio Líquido
	Janeiro a Março de 2002	
Legislação Societária	111.278	8.000.224
Correção Monetária		
Do Permanente	17.212	8.388.053
Do Patrimônio Líquido	(83.687)	
Ajuste a Valor Presente – Líquido	(669)	(2.107)

04.01 - NOTAS EXPLICATIVAS

	Lucro do Período	Patrimônio Líquido
	Janeiro a Março de 2002	
Reversão (provisão) de Impostos		
Imposto de Renda	17.218	(1.839.910)
Contribuição Social	6.198	(662.368)
Em Moeda de Poder Aquisitivo Constante	67.550	13.883.892

5. CLIENTES

Os valores a receber de clientes (exceto acordos) não consideram multa, juros ou qualquer forma de atualização monetária por atraso em seus pagamentos e podem ser assim demonstrados:

(a) Saldos Patrimonias

	Mar/02	Dez/01
	Em milhares de R$	
No circulante		
Particulares		
- Rol Comum	375.550	393.850
- Rol Especial	71.338	61.028
- Acordos	45.487	46.579
	492.375	501.457
De Entidades Públicas :		
- Municipal – Capital	157.150	149.651
- Municipal – Outros	43.714	77.110
- Estadual – a vencer	32.239	20.071
– vencidos	43.165	-
Total Estadual	75.404	20.071
- Acordo GESP	28.279	15.711
- Federal	10.906	9.582
	315.453	272.125
Por atacado - prefeituras		
- Guarulhos	155.151	143.956
- Mauá	37.658	36.453
- Mogi das Cruzes	3.818	2.612
- Santo André	130.836	126.325
- São Bernardo do Campo	124.642	118.931
- São Caetano do Sul	2.791	1.890
- Diadema	32.236	30.416
	487.132	460.583
Fornecimentos à Faturar	196.434	200.922
Sub total	1.491.394	1.435.087
Provisão para Devedores Duvidosos		
Particulares e Públicas (Exclusive GESP)	(253.907)	(255.569)
Fornecimento por Atacado	(367.782)	(367.782)

04.01 - NOTAS EXPLICATIVAS

	Mar/02	Dez/01
	(621.689)	(623.351)
Total	869.705	811.736

Os valores a receber de clientes particulares referem-se a (i) rol comum – residenciais e pequenas e médias empresas, (ii) rol especial – grandes consumidores, comércio, indústrias, condomínios e consumidores com características especiais de faturamento (efluentes industriais, poços etc.) (iii) acordos – parcelamento de débito tarifário.

(b) Demonstração por vencimento

Em milhares de R$

	Mar/2002	Dez/2001
Valores a Vencer	403.690	374.885
Vencidas até 30 dias	124.707	94.174
Vencidas de 31 a 60 dias	42.241	34.868
Vencidas de 61 a 90 dias	26.469	24.142
Vencidas de 91 a 120 dias	23.490	13.964
Vencidas de 121 a 180 dias	68.154	57.297
Vencidas de 181 a 360 dias	156.779	149.331
Vencidas acima de 360 dias	645.864	686.426
Sub total	1.491.394	1.435.087
Provisão para devedores duvidosos	(621.689)	(623.351)
Total	869.705	811.736

(c) Provisão para Devedores Duvidosos

O montante do complemento da provisão, no exercício pode ser assim representado:

Em milhares de R$

	Mar/2002	Dez/2001
	Complemento	Complemento
Saldo anterior	623.351	472.653
De particulares / entidades públicas	(1.662)	51.157
Fornecimento por Atacado - Prefeituras	-	99.541
Total do ano	(1.662)	150.698
Saldo atual	621.689	623.351

(i) A Companhia contabilizou prováveis perdas de créditos no contas a receber apuradas no 1° trimestre de 2002, no montante de R$ 66.625 mil (líquido de créditos recuperados, sendo R$ 61.857 mil até R$ 5 mil e R$ 4.768 mil acima de R$ 5 mil), diretamente ao resultado do período,

04.01 - NOTAS EXPLICATIVAS

obedecendo as diretrizes da Lei 9.430/96, registrada na rubrica Despesas com Vendas. Em 2001 essas perdas foram de R$ 62.693 mil no 1º trimestre.

(d) Movimentação no Trimestre

(i) Permissionárias

Os valores a receber de fornecimento por atacado referem-se a vendas de "água tratada" para algumas prefeituras, cabendo a elas efetuar a distribuição, o faturamento e a cobrança.

Em milhares de R$

Município	Saldo Dez/01	Faturado 1º trim. 02	Recebido 1º trim. 02	Saldo Mar/02
Diadema	30.416	4.589	2.769	32.236
Guarulhos	143.956	16.457	5.262	155.151
Mauá	36.453	5.119	3.914	37.658
Mogi das Cruzes	2.612	3.003	1.797	3.818
Santo André	126.325	8.723	4.212	130.836
São Bernardo do Campo	118.931	13.962	8.251	124.642
São Caetano do Sul	1.890	2.791	1.890	2.791
Total	460.583	54.644	28.095	487.132

(ii) Governo do Estado

Em milhares de R$

Saldo Dez/01	Faturado 1º trim. 02	Recebido 1º trim. 02	Saldo Mar/02
20.071	58.974	3.641	75.404

6. CONTAS A RECEBER DE ACIONISTA

Referem-se a valores de complemento de aposentadoria e licença-prêmio, pagos pela companhia a ex-funcionários oriundos das empresas estatais que se fundiram para constituição da SABESP. Os montantes envolvidos são ressarcidos pelo Governo Estadual, responsável pelo cumprimento dessas obrigações, conforme a Lei Estadual nº 200/74. Esses créditos, que em 31 de março representam R$ 22.672 mil, devem estar incluídos na proposta orçamentária do Governo do Estado de São Paulo, aprovada pela Assembléia Legislativa.

04.01 - NOTAS EXPLICATIVAS

Em 11 de dezembro de 2001, foi assinado o "Termo de Reconhecimento e Consolidação de Obrigações, Compromisso de Pagamento e Outras Avenças", descrito na nota 15, onde o Estado reconhece ser devedor de R$ 320.623 mil, que corresponde ao saldo histórico dessas obrigações em 30 de novembro de 2001. Desse acordo cuja primeira parcela vence 210 dias após a assinatura, R$ 25.312 mil estão registrados no circulante, na rubrica "Contas a Receber de Acionista" e o saldo restante no realizável a longo prazo na rubrica "Acordo GESP".

7. IMOBILIZADO

Em milhares de R$

	Mar/2002			Dez/2001
	Custo	Depreciação Acumulada	Liquido	
Em Operação				
Sistema de Água				
Terrenos	916.414	-	916.414	916.088
Estruturas	2.457.001	(908.928)	1.548.073	1.568.367
Ligações	706.834	(215.555)	491.279	492.921
Hidrômetros	229.458	(94.104)	135.354	128.983
Redes	2.814.059	(635.267)	2.178.792	2.182.339
Equipamentos	128.749	(79.441)	49.308	48.627
Outros	336.736	(141.047)	195.689	202.237
Sub-total	7.589.251	(2.074.342)	5.514.909	5.539.562
Sistema de Esgotos				
Terrenos	339.532	-	339.532	339.494
Estruturas	1.166.689	(295.771)	870.918	879.341
Ligações	722.642	(210.225)	512.417	513.423
Redes	3.726.006	(703.392)	3.022.614	3.022.494
Equipamentos	353.714	(160.145)	193.569	201.197
Outros	19.165	(7.248)	11.917	12.522
Sub-total	6.327.748	(1.376.781)	4.950.967	4.968.471
Uso Geral				
Terrenos	102.527	-	102.527	102.527
Estruturas	110.933	(46.705)	64.228	65.054
Equipamentos de Transporte	131.640	(98.212)	33.428	27.206
Móveis, Utensílios e Equipamentos	209.642	(109.014)	100.628	93.845
Terrenos Cedidos em Comodato	25.312	-	25.312	25.312
Bens Cedidos em Comodato	8.023	(2.471)	5.552	5.552
Sub-total	588.077	(256.402)	331.675	319.496
Sub-total em Operação	14.505.076	(3.707.525)	10.797.551	10.827.529
Em Andamento				

04.01 - NOTAS EXPLICATIVAS

	Mar/2002			Dez/2001
	Custo	Depreciação Acumulada	Líquido	
Sistema de Água	857.892	-	857.892	861.173
Sistema de Esgotos	1.544.571	-	1.544.571	1.521.035
Outros	22.139	-	22.139	21.614
Sub-total em Andamento	2.424.602	-	2.424.602	2.403.822
Bens Intangíveis	302.468	(24.347)	278.121	278.599
Total Geral	17.232.146	(3.731.872)	13.500.274	13.509.950

Depreciações:

A depreciação é calculada às seguintes taxas anuais : edificações – 4%; interceptores e redes – 2%; maquinaria e equipamentos – 10%; hidrômetros – 10%; veículos – 20%; equipamentos de computação – 20%; ligações prediais – 5% e mobiliário de escritório – 10%.
Amortização dos bens intangíveis é realizada de acordo com a vigência dos contratos de concessão dos municípios assumidos.

(i) Obras em andamento

A previsão para desembolso a partir de abril de 2002, podendo ultrapassar o final deste ano, referente às obras já contratadas, é de aproximadamente R$ 597.000 mil.

(ii) Baixa de bens do ativo permanente

A companhia baixou neste trimestre R$ 6.295 mil, relacionados ao grupo de bens em operação, em decorrência de obsolescência, desativação e furto.

No 1º trimestre/2001 foi baixado R$ 26.255 mil, sendo R$ 17.244 mil referente ao grupo de bens em operação em decorrência de obsolescência, desativação e furto e, R$ 9.011 mil, relacionado ao imobilizado em andamento, motivado por obras e projetos inviabilizados.

(iii) Desapropriações

Em decorrência da execução de obras prioritárias relacionadas aos sistemas de água e esgoto, houve necessidade de desapropriações ou instituição de servidão de passagem em propriedades de terceiros, procedidas de acordo com a legislação pertinente. Seus proprietários serão ressarcidos por meios amigáveis ou judiciais.
A previsão para desembolsos a serem realizados a partir do segundo trimestre de 2002 é de aproximadamente R$ 193.000 mil, os quais deverão ser cobertos com recursos próprios. Os bens objeto desses processos deverão ser registrados no ativo imobilizado quando concretizada a operação.

(iv) Efeitos fiscais sobre reavaliação de ativos

Conforme permitido pela Instrução CVM 197/93, a companhia deixou de provisionar os efeitos fiscais (diferidos) sobre a mais valia decorrente de reavaliação do ativo imobilizado ocorrida em 1990 e 1991. Caso fosse contabilizado, o montante não realizado até 31 de março de 2002 seria de R$ 596.357 mil. No periodo de janeiro a março de 2002 a realização foi de R$ 25.847 mil.

8. EMPRÉSTIMOS E FINANCIAMENTOS

SALDO DEVEDOR DE EMPRÉSTIMOS

Em milhares de R$

	Mar/02			Dez/01						
	CURTO PRAZO	LONGO PRAZO	TOTAL	CURTO PRAZO	LONGO PRAZO	TOTAL	VENCTO. FINAL	TX.ANUAL JUROS	ATUALIZ. MONET.	GARANTIAS
PAÍS										
Banco do Brasil	126.169	2.391.712	2.517.901	122.864	2.410.937	2.533.801	2014	8,50%	UPR	Gov.Est.S. Paulo
Debêntures 3ª Emissão	-	413.094	413.094	-	413.094	413.094	2004	CDI + 1,5%		-
Debêntures 4ª Emissão	-	300.000	300.000	-	300.000	300.000	2006	CDI + 1,2%		-
CEF	25.901	493.347	519.248	24.948	495.256	520.204	2007 a 2016	5 % a 9,5%	UPR	Rec.Próprios
Fehidro	180	17	197	193	1	194	2002/03	6% + TJLP limite 6%	TJLP reduzida em 6%	Rec.Próprios
Outros	344	26.574	26.918	332	25.629	25.961	2009/11	12% e CDI	UPR	Rec.Próprios
Juros e Encargos	22.947	-	22.947	23.267	-	23.267				
TOTAL DO PAÍS	175.561	3.624.744	3.800.305	171.604	3.644.917	3.816.521				
EXTERIOR										
Bird US$ 66.573 mil	62.720	92.388	155.108	62.706	119.872	182.578	2004/07	5,32%	Var.cesta de moedas + US$	Gov.Federal
Soc.Génerale EUR 4.109 mil	1.296	7.028	8.324	1.320	7.159	8.479	2006	5,90%	EUR	Gov.Federal
Bid US$ 416.643 mil	76.375	891.737	968.112	76.677	907.267	983.944	2007/25	3 % a 7,7%	Var.cesta de moedas + US$	Gov.Federal
Euro Bônus US$ 475.000 mil	-	1.103.710	1.103.710	-	1.102.190	1.102.190	2003/05	10% e 12%	US$	-
Westdeutsche Landesbank	-	-	-	116.020	-	116.020				
Deutsche Bank Luxembourg US$ 80.000 mil	46.472	139.416	185.888	46.408	139.224	185.632	2005	11,125%	US$	-
Juros e Encargos	51.291	-	51.291	74.587	-	74.587				
TOTAL DO EXTERIOR	238.154	2.234.279	2.472.433	377.718	2.275.712	2.653.430				
TOTAL	413.715	5.859.023	6.272.738	549.322	5.920.629	6.469.951				

UPR: Unidade Padrão de Referência
VARIAÇÃO DA CESTA DE MOEDAS: Valor referente unidade de conta Bid e Bird
TJLP : Taxe de Juros de Longo Prazo
EUR: Euro

04.01 - NOTAS EXPLICATIVAS

(I) Empréstimo Sindicalizado

Em fevereiro de 2002 foi liquidado o contrato com o Westdeutsche Landesbank, no valor de US$ 50 milhões.

(ii) Compra de Moeda Estrangeira

Em março de 2002 foi realizada a compra de US$ 14.450 mil à taxa de R$ 2,345, para o pagamento da terceira parcela de principal e juros do contrato com o Deutsche Bank vencível em abril de 2002. O valor encontra-se contabilizado em conta do ativo circulante, atualizado pela variação cambial.

9. REFIS

Composição da base de cálculo quando da adesão ao Refis.

Em milhares de R$

Imposto	Valor Principal	Multa	Juros	Saldo em 29/02/00	Valor a compensar	Valor a Pagar
COFINS	416	83	580	1.079	(47)	1.032
PASEP	1.076	215	1.609	2.900	(128)	2.772
CONTR. SOCIAL	46.658	9.332	74.468	130.458	(79)	130.379
IMP. DE RENDA	45.104	9.021	51.050	105.175	(579)	104.596
TOTAL	93.254	18.651	127.707	239.612	(833)	238.779

O valor de R$ 238.779, demonstrado acima, foi apurado quando da adesão ao Refis. Após essa data, foram incorridos encargos no valor de R$ 43.687mil e amortizações no valor de R$ 111.206 mil.
Obs: As multas e juros acima mencionados já faziam parte dos acordos firmados em períodos anteriores.

A Companhia aderiu ao Refis com o intuito exclusivo de reparcelar débitos anteriormente acordados com a Receita Federal.

A Companhia optou pela modalidade de parcelamento alternativo, em parcelas iguais pelo prazo de 60 meses, acrescidas de TJLP – taxa de juros de longo prazo, não estando sujeitas ao limite do pagamento com base em percentual do faturamento. A opção da Administração pela adesão, considerou sobretudo a redução da taxa de juros aplicáveis aos referidos débitos, passando de Selic, que corrigia os acordos vigentes até 29 de fevereiro de 2000, para TJLP. O ganho financeiro a valor presente, se calculado tomando por base os termos acima descritos, não foi reconhecido contabilmente em atendimento às normas contábeis brasileiras.
Em 31 de março de 2000, o saldo acumulado de Base Negativa de Contribuição Social era de R$ 28.506 mil o qual não foi utilizado na amortização dos juros e multas. Não existia saldo acumulado de Prejuízo Fiscal nessa data.

04.01 - NOTAS EXPLICATIVAS

Não foram efetuados ajustes em decorrência da adesão ao Refis. O valor das parcelas pagas antes da adesão ao Refis era de aproximadamente R$ 7 milhões/mês passando para R$ 4 milhões/mês.

Foram arrolados na operação terrenos no montante de R$ 249.034 mil, em garantia ao processo de pagamento dos referidos débitos.

A opção pelo Refis, implica na obrigatoriedade do pagamento regular dos impostos e contribuições, conforme previsto na legislação.

10. IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL

Em milhares de R$

(a) Saldos patrimoniais e de resultado

	Jan-Mar/2002	Dez/01
No ativo circulante		
Imposto de renda a compensar	27.444	22.081
Contribuição social a compensar	5.508	5.334
	32.952	27.415
No realizável a longo prazo((b)(i))		
Imposto de renda diferido	67.483	55.877
Contribuição social diferida	37.613	35.463
	105.096	91.340
No passivo circulante		
Imposto de renda	29.885	-
Contribuição social	4.733	-
	34.618	-
No exigível a longo prazo ((b)(ii))		
Imposto de renda diferido	234.159	242.246
Contribuição social diferida	15.942	14.593
	250.101	256.839

	Jan-Mar/2002	Jan-Mar/2001
No resultado		
Do exercício		
Imposto de renda	(29.885)	(21.781)
Imposto de renda diferido	7.867	13.965
Imposto de renda diferido – Item Extraordinário (nota explicativa nº 20)	(3.210)	-
Reversão		
Imposto de renda diferido	11.823	11.811

	(13.405)	3.995
Do exercício		
Contribuição social	(4.733)	(2.636)
Contribuição social diferida	804	8.753
Contribuição social diferida – Item extraordinário (nota explicativa nº 20)	(1.156)	
	(5.085)	6.117

(b) Diferidos

(i) No realizável a longo prazo

Calculados substancialmente com base em diferenças temporais no montante de R$ 92.849 mil, com realização prevista para os próximos dois anos.

A companhia está pleiteando a compensação integral das bases negativas da contribuição social e dos prejuízos fiscais, sem a limitação de 30% prevista na Lei 8.981/95; no entanto, a parcela compensada no exercício considerou o percentual definido na referida Lei. A base negativa de contribuição social acumulada em 31 de março de 2002, é de R$ 136.073 mil, sobre a qual foi constituído crédito fiscal correspondente no montante de R$ 12.247 mil, com realização prevista para os próximos cinco anos.

(ii) No exigível a longo prazo

Constituída à alíquota de 25% sobre o saldo do Lucro Inflacionário e correção monetária complementar (diferença IPC – Índice de Preços ao Consumidor e do BTNF – Bônus do Tesouro Nacional Fiscal) com realização no trimestre no montante de R$ 11.823 mil (2001 – R$ 11.811 mil).

(c) Reconciliação da taxa efetiva

Valor registrado como despesa de imposto de renda e contribuição social nas demonstrações financeiras está conciliado à taxa nominal conforme demonstrado a seguir:

		Em milhares R$
	1º trimestre / 2002	1º trimestre / 2001
Lucro (prejuízo) antes do imposto sobre o lucro	138.244	(33.886)
Benefício (despesa) à taxa nominal de 34%	(47.003)	11.521
Ajustes de conciliação:		
- Benefício fiscal de juros sobre capital próprio	36.796	-
- Realização não-dedutível da reserva de reavaliação	(8.788)	(9.976)

04.01 - NOTAS EXPLICATIVAS

		Em milhares R$
	1º trimestre / 2002	1º trimestre / 2001
- Outras diferenças	505	8.567
Despesa de imposto de renda e contribuição social na demonstração de resultado	(18.490)	10.112

11. PROVISÕES E CONTINGÊNCIAS

		Em milhares de R$
(a) No passivo circulante	Mar/2002	Dez/2001
(i) Provisões		
Férias	64.573	71.890
13º Salário	11.607	-
Encargos Sociais	2.535	2.470
	78.715	74.360
(ii) Provisões para Contingências		
Cofins e Pasep Lei 9.718 (iii)	123.386	111.035
Finsocial (iv)	52.217	51.753
Com Clientes	3.452	3.452
	179.055	166.240

(iii) Mediante Ação Ordinária, com pedido de tutela antecipada, a companhia está questionando judicialmente a sistemática introduzida pela Lei nº 9.718/98, que ampliou a base de cálculo da contribuição para o Financiamento de Seguridade Social – COFINS e do Programa de Formação do Patrimônio do Servidor Público – PASEP e majorou a alíquota da COFINS. O pedido de tutela antecipada foi deferido em 11 de junho de 1999, sem depósito judicial.
A diferença apurada nos cálculos, segundo os critérios da lei atual e os valores efetivamente recolhidos, calculados conforme a lei anterior, de 1999 a 2002, perfaz R$ 123.386 mil, e foi provisionada e registrada no passivo circulante.

(iv) Em julho de 1991 foi ajuizada Ação Ordinária Anulatória e Declaratória, através do processo nº 91.0663460-5, pedindo que fossem declarados nulos os débitos de Finsocial e que fosse extinta a obrigatoriedade da SABESP em contribuir com o Finsocial.
Foram efetuados depósitos judiciais aplicando-se alíquota de 2%, referentes aos períodos de abril de 1991, a abril de 1992, sendo em 30 de agosto de 1994 autorizado o levantamento de 75% desses depósitos. Os restantes 25% da importância, correspondente à alíquota de 0,5% foram mantidos como depósito judicial e também provisionados.
Com o reconhecimento pelo STF – Supremo Tribunal Federal, da constitucionalidade do Finsocial sobre a receita bruta das empresas exclusivamente prestadoras de serviços, a Superintendêcia Jurídica da companhia recomendou efetuar a complementação da provisão em 1,5% em setembro de 2001.

(b) No exigível a longo prazo
A administração, com base em análise conjunta com seus consultores jurídicos, constitui provisão para as contingências considerada suficiente para fazer face a prováveis perdas em processos judiciais, no valor de R$ 92.226 mil (dez/2001 – R$ 76.625 mil), assim distribuídos:

04.01 - NOTAS EXPLICATIVAS

Em milhares de R$

	Mar/2002	Dez/2001
Trabalhistas	15.700	15.267
Encargos Previdenciários – INSS	4.892	4.874
Com Fornecedores (i)	68.143	53.418
Outros	3.491	3.066
	92.226	76.625

(i) Refere-se à Ação Ordinária proposta por prestador de serviço, decorrente de contratos de obras.

(c) Processos Judiciais

A companhia é parte integrante em ações judiciais e processos administrativos referente a questões ambientais, tributárias, cíveis e trabalhistas, as quais são consideradas pelos nossos consultores jurídicos como sendo possível de êxito/perda e que não estão registrados contabilmente. O montante atribuído a esses processos representa R$ 47.338 mil em 31 de março de 2002.

12. JUROS SOBRE O CAPITAL PRÓPRIO

A companhia provisionou no primeiro trimestre de 2002, a título de juros sobre o capital próprio, o montante de R$ 108 milhões; sendo que desse valor foram retidos R$ 4,6 milhões de imposto de renda na fonte.

Os referidos juros a título de remuneração sobre o capital próprio serão imputados ao valor dos dividendos relativos ao exercício de 2002.

O valor da remuneração é de R$ 3,80 por lote de mil ações ordinárias, a ser pago em até 60 dias após a realização da Assembléia Geral Ordinária de 2003.

13. PLANOS PREVIDENCIÁRIO E ASSISTENCIAL

A companhia é patrocinadora da Fundação Sabesp de Seguridade Social - SABESPREV, entidade constituída em agosto de 1990, com o objetivo principal de administrar planos de benefício previdenciário complementar e programa assistencial dos empregados da SABESP.

As contribuições mensais relativas ao plano previdenciário - benefício definido, correspondem a 2,10% da companhia e 2,10% dos participantes.

As contribuições dos participantes apresentada acima é a média, pois o valor do desconto varia em função da faixa salarial, entre 1% e 8,5%. A contribuição da companhia inclui a responsabilidade assumida referente a períodos anteriores à constituição da SABESPREV.

O programa assistencial, que é constituído por planos de saúde optativos, de livre escolha, é mantido também por contribuições da patrocinadora e dos participantes, que no exercício foram as seguintes:

. Da companhia: 6,21% em média da folha de salários;
. Dos participantes: 3,21%, sobre o salário base e gratificação, que corresponde à média de 2,25% da folha bruta de salários.

A companhia está promovendo mudança no Plano de Benefício Definido para um Plano de Contribuição Definida, com o objetivo de reduzir riscos futuros para a Instituição, oferecendo um plano mais moderno e flexível para seus empregados. Os novos empregados deverão aderir ao novo plano, enquanto que para aqueles que já participam do Plano de Benefício Definido a escolha será livre.

14. BENEFÍCIOS A EMPREGADOS

Objetivando atender ao disposto na Deliberação CVM nº 371 de 13 de dezembro de 2000, informamos abaixo os valores apurados dos benefícios de pensão e aposentadoria concedidos e a conceder que os empregados farão jus após o tempo de serviço.

Em 31 de dezembro de 2001, com base no relatório de atuário independente, calculado pelo método de Unidade de Crédito Projetada, a SABESP possuía um compromisso atuarial líquido de R$ 266.074 mil que representa a diferença entre o valor presente das obrigações da Companhia relativamente aos participantes empregados, aposentados e pensionistas e dos ativos garantidores, conforme demonstrado a seguir:

	Em milhares de R$
Valor presente das obrigações atuariais descobertas	591.998
Valor justo dos ativos	(325.924)
Valor do custo passado apurado	266.074
Passivo já reconhecido no balanço patrimonial	(9.237)
Passivo a ser reconhecido nos próximos 5 anos	256.837

Para o ano de 2002, estimamos as despesas a serem incorridas nos seguintes montantes:

Custo do serviço corrente	10.711
Custo dos juros	61.438
Rendimentos esperados do ativo do plano	(34.639)
Amortização do custo do serviço passado	51.367
Contribuição do empregado	(11.336)
Total	77.541

A empresa passou a contabilizar numa base mensal o valor apurado no laudo atuarial. O montante de R$ 16.856 mil foi contabilizado no Passivo Exigível a Longo Prazo contra o resultado do período

04.01 - NOTAS EXPLICATIVAS

nas seguintes contas :

Custo de Bens e/ou Serviços Vendidos	2.873
Com Vendas	408
Gerais e Administrativas	733
Item Extraordinário	12.842
Total	16.856

A obrigação e despesa apuradas pelo cálculo atuarial foram obtidas utilizando os seguintes critérios:

Hipóteses Econômicas
- Taxa nominal de desconto – 10,5% a.a.;
- Taxa nominal de retorno esperado dos ativos – 10,5% a.a.;
- Crescimentos salariais futuros – 4,75% a.a.;
- Crescimento dos benefícios da previdência social e dos limites – 2,5% a.a.;

Observação – As hipóteses econômicas consideram uma inflação de longo prazo de 2,5% ao ano.

- Número de participantes ativos em 31 de dezembro de 2001	16.859
- Número de participantes inativos em 31 de dezembro de 2001	4.442

Emenda Constitucional nº 20

A avaliação do plano de custeio da SABESPREV é procedida por atuário independente, cujas premissas diferem daquelas aplicadas para fins de apuração dos benefícios a empregados dispostas na Deliberação CVM nº 371, substancialmente quanto ao método atuarial de cálculo (CVM nº 371 – capitalização e SPC – Secretaria de Previdência Complementar – misto) e taxa de desconto (CVM nº 371 – 10,5% nominal e SPC – 6,0% real).

Desta forma, o eventual déficit apurado em 31 de dezembro de 2001, de acordo com o método da unidade de crédito projetada demonstrado acima, que vier a se refletir em déficit técnico no método adotado no Plano da Sabesprev, resultará em aportes financeiros adicionais.

15. TRANSAÇÕES COM PARTES RELACIONADAS

	Em milhares de R$	
	Mar/02	Dez/01
No ativo circulante		
Caixa, bancos e aplicações financeiras com instituições		
Controladas pelo Governo Estadual – Nossa Caixa S/A	221.033	319.734
Clientes Estadual	103.683	35.782
Contas a receber de acionistas	47.984	19.740
No realizável a longo prazo		
Acordo GESP	625.238	649.057
No Passivo Circulante		

04.01 - NOTAS EXPLICATIVAS

Em milhares de R$

	Mar/02	Dez/01
Juros sobre Capital Próprio	477.819	477.819
No Exigível a Longo Prazo		
Juros sobre Capital Próprio	75.428	-

	Mar/02	Dez/01
Receita bruta de vendas e serviços prestados		
Venda de água	32.680	135.561
Serviço de esgoto	26.294	106.513
Recebimentos	(3.641)	(169.925)
Receitas financeiras		
Aplicações Financeiras – Nossa Caixa S/A	6.901	60.309

Referem-se a operações de vendas para entidades do Governo Estadual, realizadas em condições consideradas pela Administração como normais de mercado, excetuando-se quanto à forma de liquidação dos créditos, que poderá ser realizada nas a seguir mencionadas:

(a) Termo de Reconhecimento e Consolidação de Obrigações, compromisso de Pagamento e Outras Avenças (Acordo GESP).

Celebrado em 11 de dezembro de 2001, entre a companhia, o Governo do Estado de São Paulo por intermédio da Secretaria de Estado dos Negócios da Fazenda e o Departamento de Águas e Energia Elétrica – DAEE, com a interveniência da Secretaria de Recursos Hídricos, Saneamento e Obras, onde o Estado reconhece que por força da Lei nº 200/74, é responsável pelos encargos decorrentes dos benefícios de complementação de aposentadorias e pensões e reconhece a existência de débitos originários de faturas correspondentes à prestação de serviços de fornecimento de água e coleta de esgoto. O valor total do acordo é de R$ 678.830 mil a valor histórico, sendo R$ 320.623 mil referentes aos benefícios de complementação de aposentadoria e pensões no período de março de 1986 a novembro de 2001, e R$ 358.207 mil provenientes da prestação de serviços de fornecimento de água e coleta de esgotos, faturados e vencidos de 1985 até 1º de dezembro de 2001.

O total mencionado será pago em 114 parcelas mensais e sucessivas, atualizadas pela variação mensal do Índice Geral e Preços de Mercado IGP-M e juros de 6% ao ano, vencendo-se a primeira em 210 dias da data da assinatura desse Instrumento.

Tendo em vista a importância estratégica dos reservatórios Taiaçupeba, Jundiaí, Biritiba, Paraitinga e Ponte Nova, para a garantia da manutenção do volume de água produzido pelo sistema Alto Tietê, o Departamento de Águas e Energia Elétrica – DAEE transferirá esses bens à companhia a título de amortização parcial do ressarcimento devido pelo Estado, mediante cessão de créditos no mesmo valor dos reservatórios, a ser apurado por empresa de avaliação independente. A companhia já possui a autorização de utilização desses mananciais desde 1992, por conta de investimentos efetuados de acordo com convênio celebrado com o DAEE.

A cláusula 15ª prevê: "O Estado e a Sabesp procurarão manter o equacionamento do saldo de créditos a receber relativos aos serviços prestados pela Sabesp, com a utilização, quando aplicável, de dividendos distribuídos pela empresa, de acordo com o Protocolo de Entendimentos, de 30 de Setembro de 1997, em sua cláusula Segunda".

Protocolo de Entendimentos com o Governo do Estado de São Paulo

A companhia e o Governo do Estado de São Paulo , por intermédio da Secretaria da Fazenda, celebraram Protocolo de Entendimentos em 30 de setembro de 1997, visando o equacionamento do saldo de créditos a receber relativos às vendas e aos serviços prestados pela companhia, ao complemento de aposentadoria e licença prêmio dos funcionários beneficiados pela Lei nº 200/74 .

A Cláusula 2ª do Protocolo diz: "O Estado declara neste ato que: I – Os pagamentos mensais relativos aos serviços prestados pela SABESP serão equacionados com a utilização dos dividendos distribuídos pela empresa; II – Envidará seus melhores esforços para que os pagamentos sejam realizados pontualmente, comprometendo-se, outrossim, a tomar providências de caráter administrativo que evitem a impontualidade de seus órgãos e entidades.

16. INSTRUMENTOS FINANCEIROS

(a) Valor de mercado dos instrumentos financeiros

Os valores de mercado dos principais instrumentos financeiros da companhia aproximam-se dos valores contábeis, destacando-se:

Em milhares de R$

	Mar/2002	Dez/2001
Aplicações em títulos e valores mobiliários	212.651	281.746
Empréstimos e financiamentos	6.272.738	6.469.951

Os valores de mercado foram calculados conforme o valor presente desses instrumentos financeiros, considerando a taxa de juros praticada pelo mercado para operações de riscos e prazos similares.

(b) Concentração de risco de crédito

Parte substancial das vendas é bastante pulverizada a um grande número de clientes. No caso desses clientes, o risco de crédito é mínimo devido à grande carteira e aos procedimentos de controle, os quais monitoram esse risco.

Os créditos de liquidação duvidosa estão adequadamente cobertos por provisão para fazer face a eventuais perdas na realização destes.

(c) Moeda estrangeira

As operações em moeda estrangeira consistem em financiamentos destinados a obras específicas de melhoria e ampliação dos sistemas de abastecimento de água, coleta e tratamento de esgoto.

17. CUSTOS E DESPESAS OPERACIONAIS

Em milhares de R$

04.01 - NOTAS EXPLICATIVAS

	Jan-Mar/02	Jan-Mar/01
1. Custo de Bens e Serviços Vendidos		
Salários e Encargos	145.718	133.361
Materiais	15.140	13.853
Materiais de Tratamento	24.420	16.701
Serviços	45.843	43.333
Força e Luz	55.467	46.655
Despesas Gerais	7.750	8.841
Depreciação e Amortização	118.690	117.157
	413.028	379.901
2.Despesas com Vendas		
Salários e Encargos	22.247	17.714
Materiais	930	861
Serviços	18.994	15.264
Força e Luz	63	122
Despesas Gerais	6.558	5.287
Depreciação e Amortização	524	315
Baixa de Créditos	66.625	62.693
	115.941	102.256
3. Despesas Gerais e Administrativas		
Salários e Encargos	21.408	18.669
Materiais	1.077	992
Serviços	11.729	15.844
Força e Luz	125	119
Despesas Gerais	2.390	1.241
Depreciação e Amortização	2.583	2.789
Despesas Fiscais	7.083	3.667
	46.395	43.321
4. Custos, Despesas com Vendas, Gerais e Administrativas (1+2+3)		
Salários e Encargos	189.373	169.744
Materiais	17.147	15.706
Materiais de Tratamento	24.420	16.701
Serviços	76.566	74.441
Força e Luz	55.655	46.896
Despesas Gerais	16.698	15.369
Depreciação e Amortização	121.797	120.261
Despesas Fiscais	7.083	3.667
Baixa de Créditos	66.625	62.693
	575.364	525.478
5. Despesas Financeiras		
Juros, multas e moras s/ Empr. e Financiamentos Internos	97.929	81.160
Juros, multas e moras s/ Empr. e Financiamentos Externos	55.115	54.916
Juros sobre Capital Próprio	108.222	-
Juros sobre Capital Próprio (reversão)	(108.222)	-
Outras Despesas Financeiras	18.380	16.887
Variações Monetárias s/ Empréstimos e Financiamentos	16.507	10.438
Variações Cambiais s/ Empréstimos e Financiamentos	2.535	204.458
Outras Variações Monetárias	1.808	824
Provisões	15.190	-
	207.464	368.683
6. Receitas Financeiras		
Variações Monetárias	20.124	4.862
Rendimentos de Aplicações Financeiras	7.493	6.180
Juros	5.628	9.645
Outras	3	-
	33.248	20.487

18. INDENIZAÇÕES A RECEBER

Os Municípios de Diadema e Mauá encerraram as concessões dos serviços de abastecimento de água e coleta de esgotos no início de 1995.

Em dezembro de 1996, a companhia propôs demanda indenizatória pleiteando o pagamento pelos investimentos realizados durante a vigência dos contratos de concessão.

Apesar de ainda não ter sido ressarcida pelos respectivos montantes, a companhia continua fornecendo água tratada, por atacado, a esses municípios, que atualmente operam os sistemas de água e esgoto.

O valor residual dos bens do imobilizado relacionados ao Município de Diadema, baixados contabilmente em dezembro de 1996, foi de R$ 75.231 mil, e o saldo da indenização e de outros créditos a receber do município, é de R$ 62.876 mil, encontra-se registrado contabilmente no realizável a longo prazo na conta "Indenizações a receber".

O valor residual dos bens do imobilizado relacionados ao município de Mauá, baixados no exercício de 1999, foi de R$ 103.763 mil, e o saldo da indenização pendente, no montante de R$ 85.918 mil, encontra-se registrado no realizável a longo prazo na conta "Indenizações a receber".

Ambos os casos encontram-se em discussão judicial, sendo, entretanto, considerado, pelo consultor jurídico responsável pela condução dos processos, provável o desfecho favorável para a companhia.

19. MOVIMENTAÇÃO DA CONTA DE LUCROS ACUMULADOS

Saldo em dezembro de 2001	0
Realização da reserva de reavaliação	25.846
Juros sobre o capital próprio	(108.222)
Resultado do período	111.278
Saldo em março de 2002	28.902

20. ITEM EXTRAORDINÁRIO

De acordo com a Deliberação CVM nº 371, a Companhia optou por reconhecer a partir do exercício de 2002, período de 5(cinco) anos, o passivo atuarial apurado em 31 de dezembro de 2001, no montante de R$ 266.074 mil.

Conforme disposto no parágrafo 85 da Deliberação CVM nº 371, no primeiro exercício de sua aplicação, os efeitos devem ser registrados como "item extraordinário" líquido dos efeitos de impostos, sendo apresentados na demonstração de resultado do exercício como segue :

Item extraordinário	12.842
Efeitos de Impostos	(4.366)
Imposto de renda	(3.210)
Contribuição social	(1.156)
Item Extraordinário Líquido de IR/CS	8.476

21. EVENTOS SUBSEQÜENTES

(i) 5ª Emissão de Debêntures

A Companhia está em fase final de implementação de sua 5ª Emissão de Debêntures simples, escriturais, nominativas, não-conversíveis em ações, sem garantia nem preferência, com valor nominal unitário de R$ 10 mil. A emissão encontra-se registrada na CVM, sob números CVM/SRE/DEB/2002/013 e 014.
A 5ª Emissão tem as seguintes principais características:
Quantidade: 40.000 debêntures
Número de Séries: duas
Data da Emissão: 1º de abril de 2002
Data de Vencimento: 1º de março de 2007
Data de Realização do *bookbuilding*: 25 de abril de 2002
Data da Integralização: ~ 17 de maio de 2002
Repactuação: 1º de outubro de 2003
Valor da Emissão:
R$ 400.000 mil
1ª série = R$ 313.720 mil
2ª série = R$ 86.280 mil
Prazo: 59 meses
Remuneração:
1ª série = CDI + 1,85% ao ano
2ª série = IGP-M + 13,25% ao ano
Amortização:
1/3 do valor nominal em 1º de abril de 2005
½ do saldo do valor nominal em 1º de abril de 2006

04.01 - NOTAS EXPLICATIVAS

saldo do valor nominal em 1º de março de 2007

Pagamento da Remuneração:

da 1ª série: juros pagos trimestralmente

da 2ª série: - correção do valor nominal paga na amortização do principal
- juros pagos anualmente

Os recursos obtidos serão destinados à liquidação de dívidas da Companhia, durante o exercício de 2002.

(ii) BNDES

Foi aprovado pelo BNDES, em dez/01, conforme comunicado através dos ofícios P06/02 e P07/02 (09/01/2002), um total de R$ 400.000 mil, com o objetivo de financiar parte da contrapartida da companhia referente ao contrato nº 1212 com o BID, destinado à execução do Projeto de Despoluição do Rio Tietê – Etapa II, bem como parte da contrapartida do projeto " Recuperação Ambiental da Baixada Santista " a ser financiado pelo JBIC.

(iii) Processo Judicial – Saned

Em 11 de março de 2002 o Juiz da 15ª Vara Cível da Capital, julgou procedente o pedido relativo a ação de cobrança ajuizada pela Sabesp contra a Companhia de Saneamento de Diadema – Saned, pelos serviços de fornecimento de água potável por atacado, condenando a ré a pagar à autora o valor de R$ 35 milhões.

(iv) Processo Judicial – Mauá

Em dezembro de 2001 o Juiz da 2ª Vara Judicial da Comarca de Mauá, julgou improcedente os embargos opostos pela Saneamento Básico do Município de Mauá – Sama, à execução movida pela Sabesp. A Sama manifestou discordância em relação à composição das tarifas cobradas pela Sabesp, que é credora no valor total de R$ 5,6 milhões.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

1) Primeiro trimestre de 2002: Lucro de R$ 111 milhões.

O primeiro trimestre de 2002 registrou um lucro de R$ 111 milhões revertendo o prejuízo de R$ 24 milhões apurado no mesmo período do ano anterior. A estabilidade do dólar entre 31/12/2001 (R$ 2.3204) e 31/03/2002 (R$ 2.3236) foi o principal fator que impactou positivamente o resultado da Companhia no período.

R$ milhões

Indicadores Financeiros	1º TRI 2001	1º TRI 2002
Receita Operacional Liquida	867	897
Lucro Op. Antes Desp. Financeiras	342	322
LAJIDA (*)	462	443
Margem LAJIDA (%)	53,3	49,4
Resultado Líquido	(24)	111

(*) LAJIDA - Lucro antes dos juros, impostos, depreciação e amortização

O LAJIDA, apesar de apresentar queda, ainda se mantém em valor bastante significativo: R$ 443 milhões.

2) Receita Operacional

A Receita Operacional Liquida teve crescimento de 3,4%.

Considerando-se, por um lado, o reajuste de 13,1% nas tarifas em junho/01, e por outro, a queda de 2,2% no volume total faturado (m3), constatou-se um efeito líquido negativo de 7,0%.

Este efeito, associado a estrutura tarifária altamente progressiva, principalmente nas categorias comercial e industrial, ficou potencializado de modo inverso com o movimento de redução mais forte do consumo nestas categorias (-12,4% e –9,7%, respectivamente).

Os quadros abaixo demonstram o volume de água e esgoto faturados no varejo de acordo com a Categoria de Uso e Região no primeiro trimestre de 2001 e 2002.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

VOLUME FATURADO DE ÁGUA E ESGOTO NO VAREJO – milhões de m³									
POR	ÁGUA			ESGOTO			ÁGUA + ESGOTO		
CATEGORIA	1TRI - 01	1TRI - 02	%	1TRI – 01	1TRI - 02	%	1TRI – 01	1TRI - 02	%
Residencial	305,4	303,6	(0,6)	227,6	226,7	(0,4)	533,0	530,3	(0,5)
Comercial	38,0	32,7	(13,9)	32,0	28,6	(10,6)	70,0	61,3	(12,4)
Industrial	8,2	7,3	(11,0)	7,2	6,6	(8,3)	15,4	13,9	(9,7)
Pública	11,7	11,2	(4,3)	9,1	8,4	(7,7)	20,8	19,6	(5,8)
TOTAL	363,3	354,8	(2,3)	275,9	270,3	(2,0)	639,2	625,1	(2,2)

VOLUME FATURADO DE ÁGUA E ESGOTO NO VAREJO – milhões de m³									
	ÁGUA			ESGOTO			ÁGUA + ESGOTO		
POR REGIÃO	1TRI - 01	1TRI - 02	%	1TRI – 01	1TRI - 02	%	1TRI - 01	1TRI - 02	%
Metropolitana	236,6	230,0	(2,8)	184,0	178,3	(3,1)	420,6	408,3	(2,9)
Interior	80,5	79,8	(0,9)	68,8	68,9	0,1	149,3	148,7	(0,4)
Litoral	46,2	45,0	(2,6)	23,1	23,1	-	69,3	68,1	(1,7)
TOTAL	363,3	354,8	(2,3)	275,9	270,3	(2,0)	639,2	625,1	(2,2)

VOLUME FATURADO DE ÁGUA + ESGOTO NO VAREJO – milhões de m³				
	2º SEMESTRE			
POR REGIÃO	2000 (1)	2001 (2)	DIFERENÇA (3) – (2) – (1)	% (4) = (3) / (1)
METROPOLITANA	810,6	781,7	(28,8)	(3,6)
INTERIOR	290,8	281,0	(9,8)	(3,4)
LITORAL	118,2	115,5	(2,7)	(2,3)
TOTAL	1.219,5	1.178,2	(41,4)	(3,4)

O volume total faturado(água+esgoto) no primeiro trimestre de 2002 apresenta queda de 2,2% em relação ao mesmo período do ano de 2001; Todavia podemos perceber que essa tendência vem se revertendo, quando comparamos os volumes relativos ao segundo semestre de 2000 e 2001(com racionamento de energia), onde a queda foi de 3,4%. Isso vale dizer que com o fim do racionamento de energia elétrica, é possível o retorno dos hábitos de consumo de nossos clientes, principalmente residenciais.

3. CUSTOS, DESPESAS ADMINISTRATIVAS E COMERCIAIS

O grupo de Custos, Despesas Administrativas, fiscais e Comerciais elevou-se em R$ 49.886 mil ou 9,5%. Abaixo apresentamos as principais variações:

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Em Milhões de Reais

	JAN-MAR/2001	JAN-MAR/2002	DIFERENÇA	VAR%
RECEITA OPERACIONAL LÍQUIDA	867,4	896,9	29,5	3,4
SALÁRIOS E ENCARGOS	(169,7)	(189,4)	(19,7)	11,6
MATERIAIS	(15,7)	(17,1)	(1,4)	8,9
MATERIAIS DE TRATAMENTO	(16,7)	(24,4)	(7,7)	46,1
SERVIÇOS	(74,4)	(76,6)	(2,2)	3,0
FORÇA E LUZ	(46,9)	(55,7)	(8,8)	18,8
DESPESAS GERAIS	(15,4)	(16,7)	(1,3)	8,4
DEPRECIAÇÃO E AMORTIZAÇÃO	(120,3)	(121,8)	(1,5)	1,3
BAIXA DE CRÉDITOS	(62,7)	(66,6)	(3,9)	6,2
DESPESAS FISCAIS	(3,7)	(7,1)	(3,4)	91,9
CUSTOS, ADMINISTRATIVAS E COMERCIAIS	(525,5)	(575,4)	(49,9)	9,5
RESULTADO ANTES DE FINANCEIRAS E ATUALIZAÇÕES MONETÁRIAS	341,9	321,5	(20,4)	(6,0)
FINANCEIRAS LÍQUIDAS	(137,7)	(174,0)	(36,3)	26,4
VARIAÇÕES MONETÁRIAS (ATIVAS E PASSIVAS)	(211,2)	(1,4)	209,8	(99,3)
RESULTADO OPERACIONAL	(7,0)	146,1	153,1	-
RESULTADO NÃO OPERACIONAL LÍQUIDO	(26,9)	(7,9)	19,0	(70,6)
RESULTADO ANTES DO IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL	(33,9)	138,2	172,1	-
IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL	10,1	(18,4)	(28,5)	-
ITEM EXTRAORDINÁRIO	-	(8,5)	(8,5)	
RESULTADO LÍQUIDO DO PERÍODO	(23,8)	111,3	135,1	-

3.1. SALÁRIOS E ENCARGOS

O grupo de Salários e Encargos apresentou um acréscimo de R$ 19.628 mil ou 11,6%. Esse acréscimo, além do aumento salarial de 5,37% relativo ao dissídio coletivo, está relacionado principalmente a:

a) Provisão para Participação nos Resultados, no valor de R$ 6.157 mil no ano de 2002. No 1º trimestre de 2001, não foi efetuada esta provisão.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

b) Provisão de Benefício de Aposentados, no valor de R$ 4.014 mil, decorrente dos custos correntes relativos provisão do passivo atuarial, a partir de 2002, conforme deliberação CVM 371/00, dos funcionários que compõem o plano de benefício definido da Sabesprev.

c) FGTS, no valor de R$ 1.425 mil, decorrente do aumento no índice de recolhimento do fundo de garantia (de 8,0% para 8,5%) e o aumento da multa indenizatória(de 40% para 50%), conforme lei Complementar 110/01 de 29/06/2001(com vigência a partir de outubro de 2001), para compensar à diferença de atualização monetária dos Planos Verão e Collor I.

3.2. MATERIAIS DE TRATAMENTO

O grupo de Materiais de Tratamento apresentou um acréscimo de R$ 7.719 mil ou 46,2%, motivado pelo aumento de consumo dos materiais de tratamento devido a qualidade dos mananciais, substituição de produtos e aumento de preços dos materiais. Abaixo apresentamos os itens que tiveram as principais variações:

Custo por material — Em R$ milhões

	JAN-MAR/01	JAN-MAR/02	DIF 02-01	%
CARVÃO ATIVADO	1,8	4,2	2,4	133,3
CLORETO FÉRRICO	1,7	3,4	1,7	100,0
SULFATO FÉRRICO	1,6	3,1	1,5	93,8
CAL VIRGEM	2,4	3,2	0,8	33,3
CLORO	3,3	4,1	0,8	24,2
SULFATO DE ALUMINIO LÍQUIDO	2,2	2,6	0,4	18,2
OUTROS MATERIAIS DE TRATAMENTO	3,8	3,9	0,1	2,6
TOTAL	16,8	24,5	7,7	45,8

Preço por Kg — Em R$ / Kg

	JAN-MAR/01	JAN-MAR/02	%
CARVÃO ATIVADO	1,38	1,73	25,4
CLORETO FÉRRICO	0,24	0,28	16,7
SULFATO FÉRRICO	0,15	0,20	33,3
CAL VIRGEM	0,20	0,22	10,0
CLORO	0,64	0,78	21,9
SULFATO DE ALUMINIO LÍQUIDO	0,11	0,13	18,2

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Consumo em toneladas

	JAN-MAR/01	JAN-MAR/02	Variação
CARVÃO ATIVADO	1.343	2.351	1.008
CLORETO FÉRRICO	1.978	4.714	2.736
SULFATO FÉRRICO	3.566	8.857	5.291
CAL VIRGEM	4.611	5.595	984
CLORO	1.457	1.631	174
SULFATO DE ALUMINIO LÍQUIDO	7.864	7.651	(213)

3.3. SERVIÇOS

O grupo de Serviços apresentou um acréscimo no valor de R$ 2.125 mil ou 2,9%.

As principais variações identificadas neste grupo estão em:

a) Manutenção de Ligações Domiciliares, acréscimo no valor de R$ 5.464 mil, principalmente referente a prestação de serviço de otimização da medição do volume de água fornecida pela Sabesp a grandes consumidores, na Vice-Presidência Metropolitano de Distribuição, a partir de abril/01, via contrato de risco.
Obs: Foram aplicados 19.401 hidrômetros no valor de R$ 6.493 mil da assinatura do contrato até março de 2002;
b) Controle de Perdas, acréscimo no valor de R$ 1.096 mil;
c)Recuperação de Crédito, acréscimo no valor de R$ 1.641 mil, decorrente ao maior volume de serviços prestados por terceiros, para recuperação de créditos vencidos;
d) Publicidade e Propaganda, decréscimo no valor de R$ 3.232 mil, principalmente pela campanha ocorrida em 2001 "Sabesp Saúde", fato não ocorrido neste ano;
e)Conservação de Imóveis e Instalações, decréscimo no valor de R$ 1.016 mil.

3.4. FORÇA E LUZ

O grupo de Força e Luz apresentou um acréscimo no valor de R$ 8.760 mil ou 18,7%, devido aos reajustes autorizados pela ANEEL.
Outro fato que contribuiu para o aumento deste grupo é o encargo criado pela Medida Provisória nº 14 de 21/12/2001, para recomposição tarifária extraordinária de 7,9%, em vigor desde janeiro de 2002, com prazo médio de vigência de seis anos.

3.5. DESPESAS GERAIS

O grupo de Despesas Gerais apresentou um acréscimo no valor de R$ 1.328 mil ou 8,7%, tendo como principalmente na contas abaixo :

- Recebimentos de Contas de Água, no valor de R$ 701 mil pelo reajuste de contrato para prestação de serviços de arrecadação bancária, elevando as tarifas a partir de janeiro, passando a vigorar da seguinte forma: Tarifa balcão de R$ 0,92 para R$ 1,04 e Débito Automático de R$ 0,32 para R$ 0,35.

- Provisão para Contingências Ambientais, no valor de R$ 537 mil;
- Provisão para Contingências Trabalhistas, no valor de R$ 433 mil.

3.6. DESPESAS FISCAIS

O grupo de Despesas Fiscais apresentou um acréscimo no valor de R$ 3.417 mil ou 93,2%, decorrente dos seguintes itens:

- CPMF, no valor de R$ 1.763 mil, decorrente ao aumento da alíquota ocorrida em 18/03/01 de 0,30% para 0,38%.
- IPVA, no valor de R$ 1.257 mil, decorrente à reclassificação para esta conta de Licenciamento de Veículos (em 2001, em despesas gerais).

4. DESPESAS FINANCEIRAS E VARIAÇÕES MONETÁRIAS PASSIVAS

a) Despesas Financeiras

O grupo de despesas financeiras apresentou um acréscimo de R$ 33.652 mil ou 22,00% devido principalmente a:

- Juros de Financiamentos Internos, no valor de R$ 16.742 mil, decorrente ao acréscimo das Debêntures - 4ª emissão em junho/01.
- Provisão para Contingências Financeiras, no valor de R$ 15.190 mil, decorrente principalmente da provisão de processos judiciais.

b) Variações Monetárias Passivas

O grupo de Variações Monetárias Passivas apresentou um decréscimo de R$ 194.870 mil ou 90,33%, devido principalmente pela menor variação do Dólar no 1° Trimestre/02 (0,14%) em relação ao 1° Trimestre/01 (10,55%).

Nas atualizações dos empréstimos internos (Banco do Brasil e CEF), houve um acréscimo pela maior variação da TR no 1° Trimestre/02 (0,55 %) em relação ao 1° Trimestre/01% (0,35%).

			R$ mil	
	31/03/01	31/12/01	31/03/02	VAR. MAR 02/01
Variação Cambial	204.458	387.009	4.681	(199.777)
Variação Monetária	11.262	68.192	16.169	4.907
Total	215.720	215.720	20.850	(194.870)

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

5. DESPESAS NÃO OPERACIONAIS

O grupo de despesas não operacionais apresentou um decréscimo no valor de R$ 19.760 mil ou 68,97%, devido aos seguintes fatores:

- Baixa de Bens Patrimoniais, no valor de R$ 10.949 mil, decorrente ao maior volume de baixas efetuadas nas Vice-Presidências do Interior e Litoral, no 1º Trimestre/01, em comparação ao 1º Trimestre/02;
- Estudos e Projetos não Aprovados, no valor de R$ 9.011 mil, decorrente a Baixa de Estudos e Projetos não utilizados da Vice-Presidência do Interior.

6. Indicadores Operacionais

A empresa continua ampliando os seus serviços, o que pode ser verificado no quadro abaixo através da evolução do número de ligações de água e esgoto:

Indicadores Operacionais	1ºTRI 2001	1ºTRI 2002
Ligações de Água (1)	5.582	5.762
Ligações de Esgoto (1)	4.012	4.167
População atendida em água (2)	19,9	21,0
População atendida em esgoto (2)	16,1	16,2
Volume faturado de água no atacado (3)	81	83
Volume faturado de água no varejo (3)	363	355
Volume faturado de esgoto(3)	276	270
Número de empregados	18.041	18.182
Produtividade operacional (4)	532	546

(1) Em 1000 unidades no final do período
(2) Em milhões de habitantes, final do período (não inclui fornecimento no atacado)
(3) Em milhões de m^3
(4) Nº de ligações de água e esgoto por empregado

7) Captacao de Recursos

7.1 – Política

A política de gestão do endividamento tem-se pautado a partir de janeiro/99 (cambio flutuante) em três pontos :

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

1 – ampliar o perfil da dívida: eliminação de captações de curto prazo e fortalecer as de longo prazo;
2 – privilegiar as captações em moeda nacional, eliminando dívidas em moeda estrangeira;
3 – priorizar captações de menores custos.

Neste sentido, o Orçamento Plurianual (2002-2006) prevê:

1 – uma única captação com debêntures (em 2002);
2 – somente duas operações com moeda externa, mas de longuíssimo prazo(25 anos) e custos baixos, com aval do tesouro nacional e paulista: (a) BID: US$ 200 milhões, com juros de 6,8%a.a. (já assinado em julho de 2000); (b) JBIC: US$ 150 milhões, com juros de 2% a.a. (a assinar no segundo semestre de 2002);
3 – BNDES: R$ 400 milhões, com juros da TJLP, mais 4% a.a., com prazo de 10 anos, com 3 de carência (a assinar no 2Tri /2002);
4 – CEF com recursos do FGTS: R$ 520 milhões, com prazo de 18 anos e juros da TR mais 3% a.a.(a assinar entre 2002 e 2006).

7.2 Captações em 2002

A Companhia efetuou a sua 5ª emissão de debêntures simples em maio de 2002, no montante de R$ 400 milhões, representada por 40.000 debêntures com valor unitário de R$ 10 mil cada.
A emissão foi realizada em 2 séries, sendo a primeira no volume de 31.372 debêntures referenciada em CDI adicionada um spread de 1,85% . A segunda série no volume de 8.628 debêntures está referenciada em IGP-M acrescida de juros de 13,25% ao ano. Os rendimentos da primeira série serão pagos trimestralmente e da segunda, anualmente. O prazo de vigência das debêntures é de 59 meses com vencimento em março de 2007.

8. Recuperação dos Mananciais

O primeiro trimestre de 2002 confirmou a previsão de institutos de meteorologia que apontavam chuvas acima da média histórica. O gerenciamento operacional da recuperação dos niveis de armazenamento dos mananciais (primavera-verão) foi bem sucedida, tendo sido vencida a pior seca bi-anual da história do abastecimento. Os níveis alcançados pelos mananciais deixam a Companhia em condições favoráveis para enfrentar o período outono-inverno quando os índices pluviométricos são mais baixos do que do período primavera-verão.

Sistema	Março de 2001	Março de 2002	Adicional %
	Porcentagem (%) do volume máximo		
Cantareira	39,5	60,0	51,9
Guarapiranga	60,5	63,9	5,6
Alto Tietê	52,8	56,8	7,6
Rio Grande	95,8	98,3	2,6
Rio Claro	67,8	72,3	6,6
Alto Cotia	28,1	87,5	311,4

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Por sua vez, em conseqüência de fatores climáticos favoráveis, a Sabesp pôde também encerrar, desde o mês de janeiro/02, o racionamento de água que atingiu 300 mil pessoas na Região de Cotia.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	01
2 - Nº ORDEM	3
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/1999-030
4 - DATA DO REGISTRO CVM	18/03/1999
5 - SÉRIE EMITIDA	1
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/1999
9 - DATA DE VENCIMENTO	24/09/2004
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	DI + 1,5%AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	1.002,21
14 - MONTANTE EMITIDO (Reais Mil)	115.254
15 - Q. TÍTULOS EMITIDOS(UNIDADE)	115.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	103.014
17 - TÍTULO TESOURARIA (UNIDADE)	11.986
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	24/09/2001
22 - DATA DO PRÓXIMO EVENTO	24/06/2002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	02
2 - Nº ORDEM	3
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/1999-031
4 - DATA DO REGISTRO CVM	18/03/1999
5 - SÉRIE EMITIDA	2
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/1999
9 - DATA DE VENCIMENTO	24/09/2004
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	DI + 1,5%AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	1.002,21
14 - MONTANTE EMITIDO (Reais Mil)	115.254
15 - Q. TÍTULOS EMITIDOS(UNIDADE)	115.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	103.198
17 - TÍTULO TESOURARIA (UNIDADE)	11.802
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	24/09/2001
22 - DATA DO PRÓXIMO EVENTO	24/06/2002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	03
2 - Nº ORDEM	3
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/1999-032
4 - DATA DO REGISTRO CVM	18/03/1999
5 - SÉRIE EMITIDA	3
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/1999
9 - DATA DE VENCIMENTO	24/09/2004
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	DI + 1,5%AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	1.002,21
14 - MONTANTE EMITIDO (Reais Mil)	115.254
15 - Q. TÍTULOS EMITIDOS(UNIDADE)	115.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	102.159
17 - TÍTULO TESOURARIA (UNIDADE)	12.841
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	24/09/2001
22 - DATA DO PRÓXIMO EVENTO	24/06/2002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	04
2 - Nº ORDEM	3
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/1999-033
4 - DATA DO REGISTRO CVM	18/03/1999
5 - SÉRIE EMITIDA	4
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/1999
9 - DATA DE VENCIMENTO	24/09/2004
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	DI + 1,5%AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	1.002,21
14 - MONTANTE EMITIDO (Reais Mil)	51.780
15 - Q. TÍTULOS EMITIDOS(UNIDADE)	51.666
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	41.005
17 - TÍTULO TESOURARIA (UNIDADE)	10.661
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	24/09/2001
22 - DATA DO PRÓXIMO EVENTO	24/06/2002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	05
2 - Nº ORDEM	3
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/1999-034
4 - DATA DO REGISTRO CVM	18/03/1999
5 - SÉRIE EMITIDA	5
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/1999
9 - DATA DE VENCIMENTO	24/09/2004
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	DI + 1,5%AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	1.002,21
14 - MONTANTE EMITIDO (Reais Mil)	16.464
15 - Q. TÍTULOS EMITIDOS(UNIDADE)	16.428
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	16.428
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	24/09/2001
22 - DATA DO PRÓXIMO EVENTO	24/06/2002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	06
2 - Nº ORDEM	4
3 - Nº REGISTRO NA CVM	CVM\SRE\DEB\2001-022
4 - DATA DO REGISTRO CVM	04/06/2001
5 - SÉRIE EMITIDA	UN
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/04/2001
9 - DATA DE VENCIMENTO	15/12/2006
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	DI + 1,2%AA
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	10.072,73
14 - MONTANTE EMITIDO (Reais Mil)	302.181
15 - Q. TÍTULOS EMITIDOS(UNIDADE)	30.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	30.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	15/06/2002

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOVO MERCADO

Em 18 de abril de 2002, nossos acionistas aprovaram alterações ao nosso Estatuto Social com o objetivo de torná-lo compatível com as exigências do Regulamento de Listagem do Novo Mercado. Em 24 de abril de 2002 tivemos nossas ações ordinárias admitidas à negociação no Novo Mercado

Introdução

As companhias que ingressam no Novo Mercado submetem-se, voluntariamente, a determinadas regras mais rígidas, obrigando-se, por exemplo, (i) emitir apenas ações ordinárias, (ii) manter, no mínimo, 25% de ações em circulação do capital da Companhia, (iii) detalhar e incluir informações adicionais nas informações trimestrais e (iv) disponibilizar as demonstrações financeiras anuais no idioma inglês e com base em princípios de contabilidade internacionalmente aceitos. A adesão ao Novo Mercado se dá por meio da assinatura de contratos entre a companhia, seus administradores e acionistas controladores e a BOVESPA, além da adaptação do estatuto social da companhia para as novas regras contidas no Regulamento de Listagem do Novo Mercado.

Ao assinar os contratos, as companhias devem adotar as normas e práticas do Novo Mercado. As regras impostas pelo Novo Mercado visam conceder transparência com relação às atividades e situação econômica das companhias ao mercado, bem como maiores poderes para os acionistas minoritários de participação na administração das companhias, entre outros direitos. As principais regras relativas ao Novo Mercado são sucintamente descritas a seguir, às quais a Companhia também está sujeita.

Em decorrência da edição da Resolução do Conselho Monetário Nacional 2829, de 30 de março de 2001, e posteriores alterações, que estabeleceram novas regras de aplicação dos recursos das entidades fechadas de previdência privada, ações de emissão de companhias que adotam práticas diferenciadas de governança corporativa, tais como aquelas cujos valores mobiliários são admitidos a negociação no segmento especial Novo Mercado ou cuja classificação de listagem seja de Nível 1 ou Nível 2 de acordo com a regulamentação emitida pela BOVESPA podem ter maior participação na carteira de investimento de tais fundos de pensão. Assim, as ações de companhias que adotam prática de governança corporativa, passaram a ser, desde a edição da Resolução 2829/01 e posteriores alterações, um investimento importante e atraente para as entidades fechadas de previdência privada que são grandes investidores do mercado de capitais brasileiro. Este fato poderá impulsionar o desenvolvimento do Novo Mercado, beneficiando as companhias cujos valores mobiliários são ali negociados, inclusive a Sabesp.

Autorização para Negociação no Novo Mercado

Primeiramente, a companhia que tenha intenção de listar seus valores mobiliários no Novo Mercado deve manter seu registro de companhia aberta junto à CVM. Além disso, a companhia deve firmar contrato de participação no Novo Mercado e adaptar seu estatuto social às cláusulas mínimas exigidas pela BOVESPA. Com relação à estrutura do capital social, deve ser dividido exclusivamente em ações ordinárias e uma parcela mínima de ações, representando 25% do capital social, deve ser mantida em circulação pela companhia. Existe, ainda, uma vedação à emissão de partes beneficiárias (ou manutenção em circulação) pelas companhias listadas no Novo Mercado.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Conselho de Administração

O conselho de administração de companhias autorizadas a terem suas ações negociadas no Novo Mercado deve ser composto por no mínimo 5 (cinco) membros, eleitos pela assembléia geral, com mandato unificado de 1 (um) ano, sendo permitida a reeleição. Todos os membros do conselho de administração e da diretoria devem subscrever um Termo de Anuência dos Administradores, condicionando a posse nos respectivos cargos à assinatura desse documento. Por meio do Termo de Anuência os novos administradores da companhia responsabilizam-se pessoalmente a agir em conformidade com o Contrato de Participação no Novo Mercado, com o Regulamento de Arbitragem e com o Regulamento de Listagem do Novo Mercado.

Distribuições Públicas

Em toda e qualquer distribuição pública de ações, a companhia listada no Novo Mercado deve envidar seus melhores esforços para alcançar dispersão acionária, com adoção de procedimentos especiais para garantir o acesso a todos os investidores interessados, ou a distribuição a pessoas físicas ou investidores não institucionais de, no mínimo, 10% do total a ser distribuído.

Os prospectos relativos às distribuições públicas de ações de companhias que aderem ao Novo Mercado devem conter alguns requisitos mínimos, além das demais exigências previstas na legislação e regulamentação vigente e dos regulamentos editados por entidades de auto-regulação, como, por exemplo, descrição mais ampla dos fatores de risco associados às atividades da companhia, das atividades da companhia, da análise e discussão da administração a respeito das demonstrações financeiras e de seus valores mobiliários emitidos e informação da posição acionária de todo aquele que detiver mais de 5% do capital social da companhia, direta ou indiretamente, até o nível das pessoas físicas.

Na ocorrência de um aumento de capital que não tenha sido integralmente subscrito, os acionistas controladores são obrigados a tomar as medidas necessárias para recompor o percentual mínimo de 25% das ações da companhia em circulação nos 6 (seis) meses subseqüentes à homologação da respectiva subscrição.

Alienação do Controle

A alienação do controle da companhia que aderir ao Novo Mercado, seja por meio (i) de uma única operação, (ii) de operações sucessivas ou (iii) por aquele que já detiver ações da companhia e que venha adquirir o controle desta em razão de contrato particular de compra de ações celebrado com os acionistas controladores, deverá ser contratada sob a condição, suspensiva ou resolutiva, de que o adquirente se obrigue a concretizar, no prazo máximo de 90 (noventa) dias, oferta pública de aquisição das demais ações dos outros acionistas da companhia, de forma a lhes assegurar tratamento igualitário àquele dado ao acionista controlador alienante. Além disso, no caso do item (iii) acima, o adquirente deverá ressarcir os acionistas de quem tenha comprado ações em bolsa nos 6 (seis) meses anteriores à data da alienação do controle, pagando a diferença entre o preço pago pelo acionista controlador alienante e o valor pago em bolsa, devidamente atualizado.

O acionista controlador alienante não pode transferir a propriedade de suas ações enquanto o comprador não subscrever o Termo de Anuência dos Controladores.

Negociação de Títulos e Valores Mobiliários pelos Acionistas Controladores, Administradores e Membros do Conselho Fiscal

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Os acionistas controladores, administradores e os membros do conselho fiscal da companhia que aderirem ao Novo Mercado devem comunicar à BOVESPA a quantidade e características dos valores mobiliários de emissão da companhia de que sejam titulares direta ou indiretamente. Além disso, a companhia deve adotar procedimentos de política interna que compreendam restrições temporárias à negociação de seus títulos e valores mobiliários de titularidade de seus acionistas controladores, administradores e membros do conselho fiscal em determinadas hipóteses, tais como, por exemplo, deliberações de aumento de capital social e distribuição de dividendos, até a publicação dos respectivos editais ou anúncios e no período compreendido entre um mês antecedente ao fim do exercício social e a data de divulgação das demonstrações financeiras da companhia.

Informações Periódicas

Além das informações usuais requeridas pela legislação e regulamentação em vigor, a companhia listada no Novo Mercado deve prestar as seguintes informações periódicas à BOVESPA:

demonstrações financeiras trimestrais e as demonstrações financeiras padronizadas - DFP (tanto da companhia como as consolidadas), incluindo demonstração de fluxo de caixa;

após o encerramento de cada exercício social, adicionalmente ao previsto na legislação vigente, em até no máximo 30 (trinta) dias após o prazo estabelecido para divulgação das demonstrações financeiras previsto na legislação, (i) demonstrações financeiras e consolidadas elaboradas de acordo com os padrões internacionais US GAAP ou IASC GAAP, em reais ou dólares norte-americanos, acompanhadas do relatório da administração e de notas explicativas, divulgadas no idioma inglês; ou (ii) a íntegra das demonstrações financeiras, relatório de administração e notas explicativas elaboradas de acordo com a legislação societária brasileira, também no idioma inglês, acompanhadas de nota explicativa adicional que demonstre a conciliação do resultado do exercício e do patrimônio líquido apurados segundo os critérios contábeis brasileiros e segundo os padrões internacionais US GAAP ou IASC GAAP, conforme o caso, evidenciando as principais diferenças entre os critérios contábeis aplicados;

informações trimestrais - ITR, traduzidas para o idioma inglês ou elaboradas de acordo com os padrões internacionais US GAAP ou IASC GAAP, em até no máximo 15 (quinze) dias após o prazo estabelecido pela legislação para sua divulgação;

informações adicionais, além das informações obrigatórias previstas na legislação, apresentadas junto com as Informações Trimestrais - ITR;

informações adicionais, além das informações obrigatórias previstas na legislação, apresentadas junto com as Informações Anuais - IAN;

realização, pelo menos uma vez por ano, de uma reunião pública com analistas e quaisquer outros interessados, para divulgar informações quanto à sua respectiva situação econômico-financeira, projetos e perspectivas;

calendário anual, divulgado até o final de janeiro de cada ano, informando sobre eventos corporativos programados;

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

informações sobre todo e qualquer contrato celebrado (i) entre a companhia e suas controladas e coligadas, administradores e acionistas controladores; (ii) entre a companhia e as sociedades controladas e coligadas de seus administradores e de seus acionistas controladores; ou (iii) entre a companhia e outras sociedades que com qualquer dessas pessoas integre um mesmo grupo de fato ou de direito, sempre que for atingido, em um único contrato ou em contratos sucessivos, com ou sem o mesmo fim, em qualquer período de um ano, valor igual ou superior a R$50.000,00 (cinqüenta mil reais);

cópia de todos os acordos de acionistas, que se encontrem arquivados, em sua sede e dar notícia das averbações existentes em seus livros, enviadas juntamente com o pedido de autorização para negociação no Novo Mercado; e

cópia de todos os programas de opções de aquisição de ações ou de outros títulos e valores mobiliários de emissão da companhia, destinados aos seus funcionários ou administradores.

Cancelamento de Registro de Companhia Aberta e Saída do Novo Mercado

A companhia pode, a qualquer tempo, sair do Novo Mercado, desde que sua saída seja (i) aprovada previamente em assembléia geral por acionistas representando no mínimo mais da metade do capital social da companhia e (ii) comunicada à BOVESPA por escrito com antecedência prévia de 30 (trinta) dias. A saída do Novo Mercado não implica para a companhia a perda da condição de companhia registrada na BOVESPA. A deliberação da assembléia geral favorável à saída do Novo Mercado deve especificar se a saída será ocasionada por motivo de cancelamento do registro de companhia aberta da companhia junto à CVM ou porque os valores mobiliários por ela emitidos passarão a ter registro para negociação fora do Novo Mercado.

Se a saída do Novo Mercado se der por motivo de cancelamento do registro de companhia aberta junto à CVM, será necessário a elaboração de um laudo de avaliação de suas ações pelo respectivo valor econômico, elaborado por empresa especializada, além da satisfação dos requisitos previstos na legislação vigente. Além disso, o acionista controlador da Companhia deve realizar oferta pública de aquisição das ações em circulação no mercado, sendo que o preço mínimo das ações a ser ofertado deve corresponder ao valor econômico apurado no laudo de avaliação acima referido.

Quando a saída da Companhia do Novo Mercado ocorrer para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Novo Mercado, o acionista controlador deverá realizar oferta pública de aquisição das ações pertencentes aos demais acionistas da companhia, no prazo de 90 (noventa) dias, pelo valor econômico apurado em laudo de avaliação preparado de acordo com o parágrafo acima.

Caso a saída da companhia do Novo Mercado se der em virtude de operação de reorganização societária, na qual a companhia resultante dessa reorganização não seja admitida para negociação no Novo Mercado, o acionista controlador deve, no prazo de 120 (cento e vinte) dias contado da data em que tiver sido realizada a assembléia geral da companhia que houver aprovado a referida reorganização, realizar oferta pública de aquisição das ações em circulação, pelo seu valor econômico, apurado de acordo com laudo de avaliação elaborado nos termos descritos acima.

Caso o controle da companhia seja alienado nos 12 (doze) meses subseqüentes à sua saída do Novo Mercado, o acionista controlador alienante e o comprador estão obrigados a oferecer aos

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

demais acionistas a aquisição de suas ações pelo preço e nas condições obtidas pelo acionista controlador alienante na alienação de suas próprias ações, observando-se as regras aplicáveis à alienação de controle acima descritas.

Após a saída do Novo Mercado, os valores mobiliários da companhia não podem voltar a ser negociados no Novo Mercado por um período mínimo de 2 (dois) anos, contados da data em que tiver sido formalizado o desligamento, salvo se a companhia tiver o seu controle acionário alienado após a formalização de sua saída do Novo Mercado.

Sanções

As companhias que descumprirem total ou parcialmente quaisquer das obrigações do Regulamento do Novo Mercado serão notificadas pela BOVESPA, que determinará o prazo para que o descumprimento seja sanado. Caso a companhia não cumpra com o determinado na notificação, a BOVESPA poderá aplicar sanções pecuniárias, como multas, ou não pecuniárias, como divulgação da cotação de seus valores mobiliários em separado ou suspensão da negociação dos mesmos no Novo Mercado, podendo até cancelar a autorização da companhia para negociar no Novo Mercado.

Câmara de Arbitragem

As companhias listadas no Novo Mercado, seus acionistas controladores, administradores e membros do Conselho Fiscal comprometem-se a resolver todos os conflitos que surgirem relacionados ao Novo Mercado perante a Câmara Arbitral do Novo Mercado, especialmente criada pela BOVESPA para este fim. As normas que regulam a Câmara de Arbitragem estão previstas em regulamento próprio, o qual pode ser encontrado na BOVESPA.

Distribuição pública secundária de Ações Ordinárias

Em 10/05/2002 foi feita a distribuição pública secundária de 4.615.260.000 (quatro bilhões, seiscentos e quinze milhões e duzentas e sessenta mil) Ações Ordinárias, nominativas, escriturais, sem valor nominal, de emissão da SABESP, de titularidade do Estado de São Paulo, com a colocação dessas Ações no mercado brasileiro e no mercado internacional, representadas por *American Depositary Shares* ("ADSs"), podendo esta quantidade de ser acrescida de até 692.289.000 (seiscentos e noventa e dois milhões e duzentas e oitenta e nove mil) Ações, todas ao preço de R$ 110,00 (cento e dez reais) por lote de mil, no caso da Oferta Institucional, e R$ 104,50 (cento e quatro reais e cinqüenta centavos) por lote de mil, no caso da Oferta de Varejo e US$ 11,22 (onze dólares e vinte e dois centavos) *por ADS, representando 250 Ações*, no caso da Oferta Internacional, perfazendo o montante de aproximadamente R$ 507.milhões. A distribuição pública secundária foi realizada pelo Estado de São Paulo, acionista controlador da SABESP, conforme autorizado pela Lei Estadual nº 8.523, de 29 de dezembro de 1993, observada a obrigação do Estado em manter, direta ou indiretamente, a propriedade de pelo menos 2/3 (dois terços) das ações ordinárias da SABESP. As deliberações por parte da SABESP com relação à presente oferta pública foram realizadas em Reunião do Conselho de Administração da SABESP, datadas de 08 de novembro de 2001 e de 18 de abril de 2002.
.As Ações foram distribuídas simultaneamente no mercado brasileiro, por meio de distribuição pública secundária em mercado de balcão não organizado, sob regime de garantia firme, em conformidade com o disposto na Instrução CVM nº 88, de 3 de novembro de 1988, e no mercado internacional.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Do total das Ações objeto da Oferta Global, inicialmente *3.363.636.250 (três bilhões, trezentos e sessenta e três milhões, seiscentos e trinta e seis mil e duzentas e cinqüenta)* Ações foram distribuídas no mercado brasileiro ("Oferta Brasileira"), por meio do Banco UBS Warburg S.A. e do Banco Santander Brasil S.A. ("Coordenadores da Oferta Brasileira") e/ou da instituição financeira subcontratada autorizada a operar no mercado de capitais brasileiro. As *1.251.623.750 (um bilhão, duzentos e cinqüenta e um milhões, seiscentos e vinte e três mil e setecentas e cinqüenta)* Ações restantes foram distribuídas no mercado internacional.

Após essa venda, e o acréscimo para atendimento ao excesso de demanda a posição acionária se encontra conforme descrito abaixo:

POSIÇÃO ACIONÁRIA
CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
EM 13/06/2002

Acionista	Ações Ordinárias	%
CONTROLADOR	20.376.674.058	71,55
ADMINISTRADORES		
Conselho de Administração	15	
Diretoria	1	100%
Conselho Fiscal	0	
AÇÕES EM TESOURARIA	0	
OUTROS ACIONISTAS	8.102.903.753	28,45
TOTAL	28.479.577.827	100,00
AÇOES EM CIRCULAÇÃO NO MERCADO	8.102.903.753	28,45

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Relatório dos auditores independentes
sobre a revisão limitada

16 de maio de 2002, exceto quanto à Nota 20, cuja data é 09 de agosto de 2002.

Aos Administradores e Acionistas
Companhia de Saneamento Básico do
Estado de São Paulo – SABESP

1. Efetuamos revisões limitadas das informações contábeis contidas nas Informações Trimestrais – ITR da Companhia de Saneamento Básico do Estado de São Paulo – SABESP, referentes aos trimestres findos em 31 de março de 2002 e de 2001, elaboradas sob a responsabilidade da administração da companhia.

2. Nossas revisões foram efetuadas de acordo com as normas específicas estabelecidas pelo IBRACON – Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiram, principalmente, em: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia, quanto aos principais critérios adotados na elaboração das informações trimestrais e (b) revisão das informações relevantes e dos eventos subsequentes que tenham, ou possam vir a ter, efeitos relevantes sobre a posição financeira e as operações da companhia.

3. Baseados em nossas revisões limitadas, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas, para que as mesmas estejam de acordo com os princípios contábeis previstos na legislação societária brasileira aplicáveis à preparação das informações trimestrais, de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários.

4. As Informações Trimestrais – ITR's contêm, também, informações contábeis relativas ao trimestre findo em 31 de dezembro de 2001. Examinamos essas informações por ocasião de sua prepearação, em conexão com o exame das demonstrações financeiras nessa data, sobre as quais emitimos, em 28 de fevereiro de 2002, nosso correspondente parecer, sem ressalvas.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Júlio César dos Santos
Sócio
Contador CRC 1SP137878/O-6

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80
4 - NIRE		
35300016831		

01.02 - HEAD-OFFICE

1 - FULL ADDRESS			2 - BOROUGH OR DISTRICT		
Rua Costa Carvalho, 300			Pinheiros		
3 - ZIP CODE	4 - CITY				5 - STATE
05429-900	São Paulo				SP
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX	
011	3388-8000	3388-8200	3388-8201		
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX		
011	3813-0254	-	-		
15 - E-MAIL					
acarmignanl@sabesp.com.br					

01.03 - INVESTORS' RELATIONS OFFICER (Company's Mail Address)

1 - NAME					
Paulo Domingos Knippel Galletta					
2 - FULL ADDRESS			3 - BOROUGH OR DISTRICT		
Rua Costa Carvalho, 300			Pinheiros		
4 - ZIP CODE	5 - CITY				6 - STATE
05429-900	São Paulo				SP
7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX	
011	3388-8386	3388-8426	3388-8122		
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX		
011	3815-4465	-	-		
16 - E-MAIL					
pgalletta@sabesp.com.br					

01.04 - REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2002	12/31/2002	1	01/01/2002	03/31/2002	4	10/01/2001	12/31/2001
9 - AUDITOR'S NAME/CORPORATE NAME						10 - CVM CODE	
PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES						00287-9	
11 - PERSON IN CHARGE FOR THE AUDITING COMPANY						12 - CPF OF PERSON IN CHARGE	
Júlio César dos Santos						591.515.108-63	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

01.05 - CAPITAL STOCK COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 03/31/2002	2 - PREVIOUS QUARTER 12/31/2001	3 - SAME QUARTER PREVIOUS YEAR 03/31/2001
Paid-up Capital			
1 - Common Shares	28,479,577	28,479,577	28,479,577
2 - Preferred Shares	0	0	0
3 - Total	28,479,577	28,479,577	28,479,577
Treasury Shares			
4 - Common Shares	0	0	0
5 - Preferred Shares	0	0	0
6 - Total	0	0	0

01.06 - COMPANY'S DATA

1 - TYPE OF COMPANY
Commercial, Industrial and Other Companies

2 - TYPE OF STATUS
Operating

3 - NATURE OF STOCKHOLDING CONTROL
State-owned

4 - ACTIVITY CODE
1990300 - Water, Sanitation and Gas Services

5 - MAIN ACTIVITY
Water entrapment, processing and distribution; Sewer collection and processing

6 - TYPE OF CONSOLIDATED
Not Submitted

7 - TYPE OF AUDITOR'S REPORT
Without restrictions

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY'S NAME

01.08 - CASH INCOME DELIBERATED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - INCOME	5 - BEGINNING OF PAYMENT	6 - SHARE TYPE	7 - INCOME PER SHARE
01	RCA	01/30/2002	Interests on own capital	06/25/2002	ON	0.0172000000
02	RCA	04/29/2002	Interests on own capital		ON	0.0038000000

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 – CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

01.09 – SUBSCRIBED CAPITAL STOCK AND CHANGES IN THE CURRENT FISCAL YEAR

1 – Item	2 – CHANGE DATE	3 – CAPITAL STOCK AMOUNT (Thousand reais)	4 – AMOUNT OF CHANGE (Thousand reais)	5 – ORIGIN OF CHANGE	7 – NUMBER OF SHARES ISSUED (thousand)	7 – share price upon issuance (Thousand)

01.10 – INVESTORS' RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
05/16/2002	

01.01 - IDENTIFICATION

1 - CVN CODE	2 - COMPANY'S NAME	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

02.01 – BALANCE SHEET - ASSETS (Thousand Reals)

Account Code	Account Description	3/31/2002	12/31/2001
1	Total Assets	15,852,369	15,917,884
1.01	Current Assets	1,325,954	1,371,081
1.01.01	Cash	333,282	460,220
1.01.01.01	Cash, Cash-In-Banks, Financial Investments	250,502	328,744
1.01.01.02	Treasury Debentures	47,395	47,432
1.01.01.03	Foreign Currency Purchase	33,565	82,181
1.01.01.04	Cash Equivalents	1,820	1,863
1.01.02	Credits	869,705	811,736
1.01.02.01	Customers	869,705	811,736
1.01.03	Inventories	19,181	21,887
1.01.03.01	Operating Storage Inventory	19,181	21,887
1.01.04	Others	103,786	77,238
1.01.04.01	Accounts Receivable from Shareholders	47,984	19,740
1.01.04.02	13th Wage Advance	5,924	0
1.01.04.03	Taxes to be carried forward	32,952	27,415
1.01.04.04	Other Accounts Receivable	16,926	30,083
1.02	Long Term Assets	910,241	920,462
1.02.01	Sundry Credits	910,241	920,462
1.02.01.01	Customers	9,820	11,017
1.02.01.02	Indemnities Receivable	148,794	148,794
1.02.01.03	Court Deposits and Others	17,136	16,097
1.02.01.04	Tax Incentives	4,157	4,157
1.02.01.05	Deferred Taxes and Contributions	105,096	91,340
1.02.01.06	GESP Agreement	625,238	649,057
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Allied Companies	0	0
1.02.02.02	With Controlled Companies	0	0
1.02.02.03	With Other Related Parties	0	0
1.02.03	Others	0	0
1.03	Permanent Assets	13,616,174	13,626,341
1.03.01	Investments	740	740
1.03.01.01	Interest In Allied Companies	0	0
1.03.01.02	Interest In Controlled Companies	0	0
1.03.01.03	Other Investments	740	740
1.03.01.03.01	Shares In Other Companies	669	669
1.03.01.03.02	Shares In Other Companies With Tax Incentive	49	49
1.03.01.03.03	Compulsory Deposits – Eletrobrás	22	22
1.03.02	Fixed Assets	13,500,274	13,509,950
1.03.02.01	Fixed Assets – Operations	11,075,672	11,106,128
1.03.02.02	Works In Progress	2,424,602	2,403,822
1.03.03	Deferred Assets	115,160	115,651
1.03.03.01	Organizational And Reorganizational Expenses	115,160	115,651

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

02.02 – BALANCE SHEET – LIABILITIES (Thousand Reais)

Account Code	Account Description	3/31/2002	12/31/2001
2	Total Liabilities	15,852,369	15,917,884
2.01	Current Liabilities	1,392,327	1,518,559
2.01.01	Loans And Financing	410,620	546,076
2.01.02	Debentures	3,095	3,246
2.01.02.01	Interest On Debentures	3,095	3,246
2.01.03	Suppliers	40,776	81,023
2.01.04	Taxes, Fees and Contributions	114,606	80,189
2.01.04.01	Cofins and Pasep	6,346	5,898
2.01.04.02	Social Security (INSS)	8,828	10,121
2.01.04.03	Refis Program	58,718	57,274
2.01.04.04	Social Contribution	4,733	0
2.01.04.05	Income Tax	29,885	0
2.01.04.06	Others	6,096	6,896
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	257,770	240,600
2.01.06.01	Vacations	64,573	71,890
2.01.06.02	13th Wage	11,607	0
2.01.06.03	Payroll Charges	2,535	2,470
2.01.06.04	Cofins/Pasep - Law 9718/98	123,386	111,035
2.01.06.05	Finsocial	52,217	51,753
2.01.06.06	For Contingencies with Customers	3,452	3,452
2.01.07	Debts With Related Parties	0	0
2.01.08	Others	565,460	567,425
2.01.08.01	Salaries and Charges	11,791	953
2.01.08.02	Services	24,406	35,499
2.01.08.03	Interest On Own Capital Payable	528,341	528,341
2.01.08.04	Other Liabilities	922	2,632
2.02	Long Term Liabilities	6,459,818	6,402,635
2.02.01	Loans And Financing	5,145,929	5,207,535
2.02.02	Debentures	713,094	713,094
2.02.02.01	Debentures 3rd Issuance	413,094	413,094
2.02.02.02	Debentures 4th Issuance	300,000	300,000
2.02.03	Provisions	92,226	76,625
2.02.03.01	Provisions For Labor Indemnities	15,700	15,267
2.02.03.02	Provisions For Taxes and Contributions	0	0
2.02.03.03	Social Security Charges	4,892	4,874
2.02.03.04	Suppliers	68,143	53,418
2.02.03.05	Others	3,491	3,066
2.02.04	Debts With Related Parties	0	0
2.02.05	Others	508,569	405,381
2.02.05.01	Deferred Taxes and Contributions	250,101	256,839
2.02.05.02	Refis Program	112,542	124,093

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

02.02 – BALANCE SHEET – LIABILITIES (Thousand Reals)

2.02.05.03	Interests on Own Capital Payable	103.622	0
2.02.05.04	Other Liabilities	42.304	24.449
2.03	Future Fiscal Year Results	0	0
2.05	Shareholders' Equity	8,000,224	7.996.690
2.05.01	Paid-up Capital Stock	3,403,688	3,403,688
2.05.02	Capital Reserves	41,458	40,979
2.05.02.01	Aid for Works	25,678	25,199
2.05.02.02	Incentive Reserves	15,780	15,780
2.05.03	Revaluation Reserves	2,927,959	2,953,806
2.05.03.01	Owned Assets	2,927,959	2,953,806
2.05.03.02	Controlled / Allied Companies	0	0
2.05.04	Profit Reserves	1,598,217	1,598,217
2.05.04.01	Legal Reserve	104,674	104,674
2.05.04.02	Statutory Reserve	0	0
2.05.04.03	Reserve For Contingencies	0	0
2.05.04.04	Reserve For Realizable Profits	0	0
2.05.04.05	Retained Profits Reserve	0	0
2.05.04.06	Special Reserve For Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	1,493,543	1,493,543
2.05.04.07.01	Investment Reserves	1,493,543	1,493,543
2.05.05	Accrued Profits / Losses	28,902	0

01.01 - IDENTIFICATION

1 - CVN CODE	2 - COMPANY'S NAME	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

03.01 – INCOME STATEMENT

Account Code	Account Description	01/01/2002 to 03/31/2002	01/01/2002 to 03/31/2002	01/01/2001 to 03/31/2001	01/01/2001 to 03/31/2001
3.01	Gross Revenue From Sales and/Or Services	923,501	923,501	894,308	894,308
3.01.01	Water Supply – Retail	473,441	473,441	467,888	467,888
3.01.02	Water Supply – Wholesale	54,647	54,647	46,924	46,924
3.01.03	Sewage Collection	366,607	366,607	353,706	353,706
3.01.04	Other Services Rendered	28,806	28,806	25,790	25,790
3.02	Gross Revenue Deductions	(26,604)	(26,604)	(26,891)	(26,891)
3.03	Net Revenue From Sales and/Or Services	896,897	896,897	867,417	867,417
3.04	Cost Of Assets and/Or Services Sold	(413,028)	(413,028)	(379,901)	(379,901)
3.05	Gross Income	483,869	483,869	487,516	487,516
3.06	Operating Expenses/Revenues	(337,766)	(337,766)	(494,525)	(494,525)
3.06.01	Selling Expenses	(115,941)	(115,941)	(102,256)	(102,256)
3.06.02	General and Administrative Expenses	(46,395)	(46,395)	(43,321)	(43,321)
3.06.03	Financial Expenses	(175,430)	(175,430)	(348,948)	(348,948)
3.06.03.01	Financial Revenues	32,034	32,034	19,735	19,735
3.06.03.01.01	Financial Revenues	33,248	33,248	20,487	20,487
3.06.03.01.02	Cofins/Pasep	(1,214)	(1,214)	(752)	(752)
3.06.03.02	Financial Expenses	(207,464)	(207,464)	(368,683)	(368,683)
3.06.03.02.01	Financial Expenses	(207,464)	(207,464)	(368,683)	(368,683)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0

1 - CVM CODE	2 - COMPANY'S NAME	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

03.01 – INCOME STATEMENT

3.06.06	Equity Result	0	.0	0	0
3.07	Operating Income	146,103	146,103	(7.009)	(7.009)
3.08	Non-Operating Income	(7.859)	(7.859)	(26.877)	(26.877)
3.08.01	Revenues	1.032	1.032	1.774	1.774
3.08.01.01	Revenues	1.057	1.057	1.817	1.817
3.08.01.02	Cofins/Pasep	(25)	(25)	(43)	(43)
3.08.02	Expenses	(8.891)	(8.891)	(28.651)	(28.651)
3.08.02.01	Losses In Fixed Assets Written – Off	(6.295)	(6.295)	(26.255)	(26.255)
3.08.02.02	Others	(2.596)	(2.596)	(2.396)	(2.396)
3.09	Income Before Tax/ Participations	138,244	138,244	(33.886)	(33.886)
3.10	Income Tax and social contribution provision	(34,618)	(34,618)	(24.417)	(24.417)
3.10.01	Income Tax Provision	(29,885)	(29,885)	(21.781)	(21.781)
3.10.02	Social Contribution Provision	(4,733)	(4,733)	(2.636)	(2.636)
3.11	Deferred Income Tax	16,128	16,128	34.529	34.529
3.11.01	Deferred Income Tax	4,657	4,657	13.965	13.965
3.11.02	Deferred Social Contribution	(352)	(352)	8.753	8.753
3.11.03	Deferred Income Tax Reversal	11.823	11.823	11.811	11.811
3.12	Statutory Participations/Contributions	(8,476)	(8,476)	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	(8,476)	(8,476)	0	0
3.12.02.01	Extraordinary Item	(8,476)	(8,476)	0	0
3.13	Reversal Of Interests On Own Capital	0	0	0	0
3.15	Profit/Loss For The Fiscal Year	111,278	111,278	(23.774)	(23.774)
	NUMBER OF SHARES, EX-TREASURY SHARES (Thou)	28,479,577	28,479,577	28,479,577	28,479,577
	PER SHARE PROFIT	0.00363	0.00363		
	PER SHARE LOSS			(0.00083)	(0.00083)

04.01 - EXPLANATORY NOTES

1. OPERATING CONTEXT

Companhia de Saneamento Básico do Estado de São Paulo - SABESP has for its corporate object the operation of public water and sewer systems in the State of São Paulo, upon concession of these services, to a comprehensive network of home, commercial, industrial and government customers. The Company also supplies bulk water to municipalities in the Metropolitan Region of São Paulo that are not provided with their own water supply systems.

The company provides water and sewer services in 322 municipalities of the State of São Paulo, upon concession thereof. Substantially all the concessions are for a term of 30 years, one of them to expire in 2004 and the remainder, between 2005 and 2029. The concessions may be automatically renewed for equal periods as those of the initial contract, unless the relevant municipality or SABESP exercise their right to terminate the concession at least six months before the concession expiration date.

The company is not provided with a formal concession for supply of water and sewer services in the city of São Paulo, which answers for most of the services revenue, as well as in other 43 municipalities in the State of São Paulo, operating in these cases under a public deed of authorization. Except for the city of Santos, none of these municipalities has a significant population. The company understands that it has the right to provide such services based, among other aspects, on its possession of the water and sewer services serving the city of São Paulo and the other municipalities and on certain succession rights obtained from the merger generating SABESP.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements herein presented have been prepared in conformance with the accounting principles set forth in the Brazilian Corporation Law, as well as in instructions enacted by the Brazilian Securities and Exchange Commission - CVM.

These statements are identified by the expression "according to the Corporation Law". Complementary information "in constant purchasing power currency" are also shown, having been prepared in accordance with the criteria described in note 4.

3. MAIN ACCOUNTING PRACTICES

(a) Income determination.

(i) Revenue from sales and services

Water supply and sanitary sewer collection services not invoiced until the closing date of the period/fiscal year are measured and recorded, as a contra account of accounts receivable from customers, in such a manner as to allow the contraposition of costs and revenues in the respective period/fiscal year.

(ii) Financial expenses and revenues

Financial expenses and revenues are substantially represented by interests, monetary and exchange variations arising out of loans and financings, as well as financial investments, calculated and recorded on an accrual basis.

(iii) Income tax and social contribution

The provision for income tax and deferred income tax on temporary differences is accrued at the base rate of 15% plus additional 10%. The provisions for social contribution on profit and deferred social contribution on profit are levied at the rate of 9%.

(iv) Other Revenues and Expenses

Other revenues and expenses are recorded on an accrual basis.

(b) Financial investments

Financial investments are substantially represented by Certificates of Bank Deposit – CDBs, being recorded at the investment values, added by income earned ("pro rata temporis") until the closing date of the period/fiscal year.

(c) Allowance for doubtful debtors

This allowance is accrued in an amount deemed sufficient to cover probable losses arising from non-realization of accounts receivable, being recorded as a contra account of the income under the item "selling expenses".

(d) Inventories

Inventories of materials intended for consumption and maintenance of water and sewer systems are evaluated at their average purchase cost and are shown under current assets.

Inventories intended for investment are shown in fixed assets at their historical cost.

(e) Other current and long term assets

The other current and long term assets are shown at cost or at their realization value, including, as applicable, income earned therefrom.

(f) Permanent assets

Permanent assets are shown at cost, restated as of December 31, 1995, in conjunction with the following aspects:

Fixed assets depreciation, based on the straight-line depreciation method, at the rates mentioned in Note 7.

Fixed assets revaluation conducted in 1990 and 1991, based on an independent auditors' report, carried out through depreciation, disposal and retirement of the respective assets, as a contra account of the "Retained Profit" account.

Deferred assets amortization based on the straight-line depreciation method, in five years, starting from the beginning of the benefits.

Financial charges relating to borrowing from third parties, intended for works in progress, are allocated at the cost thereof.

(g) Loans and financings

Loans and financings are restated with basis on monetary and exchange variations, added by the respective charges incurred until the closing date of the period/fiscal year.

(h) Provision for contingency

This provision is accrued for coverage of eventual losses, estimated by legal consultants to be probable and having an anticipated value, being related to labor, tax, civil and commercial proceedings, in both administrative and judicial courts.

(i) Other current liabilities and long term liabilities

Other current liabilities and long term liabilities are shown at their known value or liabilities, and are added, as applicable, by the corresponding charges and exchange variations s.

(j) Interests on own capital

These were recorded in accordance with the provisions of Law no. 9.249/95, for effect of deductibility, being limited to the pro-rata diem variation of the long term interest rate – TJLP and shown in the accounting records in accordance with deliberation CVM no. 207/96.

4. SUPPLEMENTARY INFORMATION IN A "CONSTANT PURCHASE POWER CURRENCY"

(a) Updating rate

The monetary updating of operations related to permanent assets, shareholders' equity, income accounts and calculation of profits and losses in monetary items was measured with basis on the variation of the Accounting Monetary Unit – UMC, taking for basis the variation of the General Prices Index – Market – IGP-M.

(b) Equity accounts

Amounts related to monetary assets and liabilities shown in a "constant purchase power currency" are equal to those shown "pursuant to the Corporation Law", except for accounts receivable – customers and accounts payable – suppliers and contractors, deferred income tax and social contributions in long term liabilities, which are restated so as to reflect the purchasing power or realization in a currency as of March 31, 2002, taking for basis the rate disclosed by the National Association of Investment Banks and Securities Dealers – ANBID.

Permanent assets and shareholders' equity were adjusted with basis on the monthly variation of the UMC, adjusted by the IGP-M until March 31, 2002.

(c) Income accounts

All accounts have been monetarily adjusted with basis on the UMC variation, as from their initial bookkeeping month, adjusted pursuant to inflation profits and losses ascertained in relation to initial and final balances of each month for the monetary assets and liabilities, and which generated nominal financial expenses and revenues that were deemed to reduce the respective income accounts to which they are attached.

(d) Deferred taxes and contributions

04.01 – EXPLANATORY NOTES

Deferred income tax and social contribution were calculated with basis on rates of 15% plus additional rates of 10% and 9%, respectively, on the value added of properties and rights in the permanent assets generated by the result of their monetary updating, in conformity with CVM's instructions, evidenced in the Opinion nº 99/006 issued by the Brazilian Accountants Institute – IBRACON.

The amounts shown are in a purchasing power currency as of March 31, 2002.

In thousand R$

BALANCE SHEET	Nominal Value	Full Indexation
TOTAL ASSETS	**15,852,369**	**24,237,995**
CURRENT ASSETS	**1,325,954**	**1,323,527**
LONG TERM ASSETS	**910,241**	**910,241**
PERMANENT ASSETS	**13,616,174**	22,004,227
Investments	740	1,191
Fixed Assets	13,500,274	21,839,721
Deferred Assets	115,160	163,315
TOTAL LIABILITIES	15,852,369	24,237,995
CURRENT LIABILITIES	1,392,327	1,392,007
LONG TERM LIABILITIES	6,459,818	8,962,096
SHAREHOLDERS' EQUITY	8,000,224	13,883,892
Paid-up Capital Stock	3,403,688	5,919,249
Capital Reserves	41,458	60,322
Revaluation Reserves	2,927,959	5,136,559
Profit Reserves	1,598,217	2,775,239
Retained Profit	28,902	(7,477)

In thousand R$

INCOME STATEMENT	Nominal Value	Full Indexation
Net Revenue from Sales and/or Services	**896,897**	**891,893**
Cost of Assets and/or Services Rendered	**(413,028)**	**(497,129)**
Gross Income	**483,869**	**394,764**
Selling Expenses	**(115,941)**	**(112,902)**
General and Administrative Expenses	(46,395)	(46,379)
Income Before Net Financial Expenses	321,533	235,483
Net Financial Expenses	(175,430)	(151,768)
Operating Income	146,103	83,715
Non-Operating Income	(7,859)	(12,612)
Income before Taxes and Participations	138,244	71,103
Income Tax and Social Contribution Provision	(34,618)	(34,636)
Deferred Income Tax and Social Contribution	16,128	39,568

INCOME STATEMENT	Nominal Value	Full Indexation
Extraordinary Item Net of Income Tax/Soc.Contrib.	(8,476)	(8,485)
Profit for the Fiscal Year	111,278	67,550
Profit per Share	0.00391	0.00237

CONCILIATION OF THE INCOME FOR THE FISCAL YEAR AND SHAREHOLDERS' EQUITY

	In thousand R$	
	Profit for the Period	Shareholders' Equity
	January to March, 2002	
Pursuant to Corporation Law	**111,278**	**8,000,224**
Indexation		
Of Permanent Assets	**17,212**	**8,388,053**
Of Shareholders Equity	**(83,687)**	
Adjustment to Present Value - Net	**(669)**	**(2,107)**
Tax Reversal (Provision)		
Income Tax	17,218	(1,839,910)
Social Contribution	6,198	(662,368)
In a Constant Purchasing Power Currency	67,550	13,883,892

5. ACCOUNTS RECEIVABLE - CUSTOMERS

Accounts receivable from customers (except settlements) do not include fines, interests or any other type of monetary adjustment for late payments and may be shown as follows:

(a) Equity Balances

		In thousand R$
	Mar/02	Dec/01
In current assets		
Private		
- Regular Receivables	375,550	393,850
- Special Receivables	71,338	61,028
- Settlements	45,487	46,579
	492,375	501,457
Public Entities :		
- Municipal – Capital	157,150	149,651
- Municipal – Others	43,714	77,110
- State – Receivable	32,239	20,071
- Overdue	43,165	-
- State Total	75,404	20,071
- GESP Agreement	28,279	15,711
- Federal	10,906	9,582
	315,453	272,125
Wholesale supply – City Halls		
- Guarulhos	155,151	143,956
- Mauá	37,658	36,453

	Mar/02	Dec/01
- Mogi das Cruzes	3,818	2,612
- Santo André	130,836	126,325
- São Bernardo do Campo	124,642	118,931
- São Caetano do Sul	2,791	1,890
- Diadema	32,236	30,416
	487,132	460,583
Supplies to be Invoiced	196,434	200,922
Sub total	1,491,394	1,435,087
Provision for Bad Debts		
Private and Public (Excluding GESP)	(253,907)	(255,569)
Wholesale Supply	(367,782)	(367,782)
	(621,689)	(623,351)
Total	869,705	811,736

Accounts receivable from private customers refer to (i) regular receivables – homes and small and medium companies, (ii) special receivables – bulk consumers, commerce, industry, condominiums and consumers with special invoicing features (industrial effluents, wells, etc.) (iii) settlements – debt payment in installments.

(b) Statement per maturity date

In thousand R$

	Mar/2002	Dec/2001
Amounts Payable	403,690	374,885
Overdue up to 30 days	124,707	94,174
Overdue from 31 to 60 days	42,241	34,868
Overdue from 61 to 90 days	26,469	24,142
Overdue from 91 to 120 days	23,490	13,964
Overdue from 121 to 180 days	68,154	57,297
Overdue from 181 to 360 days	156,779	149,331
Overdue for more than 360 days	645,864	686,426
Sub total	1,491,394	1,435,087
Provision for bad debts	(621,689)	(623,351)
Total	869,705	811,736

(c) Provision for bad debts

The amount of the provision supplement in the fiscal year may be shown as follows:

In thousand R$

	Mar/2002 Supplement	Dec/2001 Supplement
Previous balance	623,351	472,653
From private customers / public entities	(1,662)	51,157
Wholesale Supply – City Halls	-	99,541
Yearly total	(1,662)	150,698
Current total	621,689	623,351

(i) The Company recorded probable losses accounts receivable ascertained in the 1st quarter of 2002, in the amount of R$ 66,625 thousand (net of recovered credits, being R$ 61,857 thousand up to R$ 5 thousand, and R$ 4,768 thousand over R$ 5 thousand), directly to the income for the fiscal year, abiding by the provisions of Law no. 9.430/96, recorded under Selling Expenses. In 2001, such losses were R$62,693 thousand in the 1st quarter.

04.01 – EXPLANATORY NOTES

(d) Quarterly Receivables

(i) Concession Holders

The balance of accounts receivable for wholesale water supply refer to sales of "treated water" to some city halls, which are in charge of distributing, invoicing and collecting them.

In thousand R$

Municipality	Balance Dec/01	Invoiced 1st quarter/02	Received 1st quarter/02	Balance Mar/02
Diadema	30,416	4,589	2,769	32,236
Guarulhos	143,956	16,457	5,262	155,151
Mauá	36,453	5,119	3,914	37,658
Mogi das Cruzes	2,612	3,003	1,797	3,818
Santo André	126,325	8,723	4,212	130,836
São Bernardo do Campo	118,931	13,962	8,251	124,642
São Caetano do Sul	1,890	2,791	1,890	2,791
Total	460,583	54,644	28,095	487,132

(ii) State Government

In thousand R$

Balance Dec/01	Invoiced 1st quarter/02	Received 1st quarter/02	Balance Mar/02
20,071	58,974	3,641	75,404

6. ACCOUNTS RECEIVABLE FROM SHAREHOLDER

These refer to complementation of retirement and leave funds paid by the company to former employees of state-owned companies that were merged for the organization of SABESP, which funds shall be recovered by SABESP from the State Government, which is liable for such obligations, in conformity with State Law nº 200/74. Such credits, which on March 31st represented R$ 22,872 thousand, shall be realized in accordance with the Memorandum of Understanding with the State of São Paulo Government and are included in the State of São Paulo Government's Budget Proposal, as approved by the State House of Representatives.

On December 11, 2001, an "Instrument of Acknowledgment and Consolidation of Obligations, Payment Commitment and Other Covenants" was executed, as described in note 15, in which the State acknowledges to owe the amount of R$320,623 thousand, corresponding to the history balance of these liabilities on November 30, 2001. In relation to such agreement, the first installment therefore being due within 210 days after its execution, the amount of R$25,312 thousand is recorded in the current assets, in the item "Accounts Receivable from Shareholder" and the balance is recorded in the long term assets, in the item "GESP Agreement".

7. FIXED ASSETS

04.01 – EXPLANATORY NOTES

In thousand R$

	Mar/2002 Cost	Mar/2002 Accrued Depreciation	Mar/2002 Net	Dec/2001
In Operation				
Water System				
Lands	916,414	-	916,414	916,088
Structures	2,457,001	(908,928)	1,548,073	1,568,367
Connections	706,834	(215,555)	491,279	492,921
Water Meters	229,458	(94,104)	135,354	128,983
Networks	2,814,059	(635,267)	2,178,792	2,182,339
Equipment	128,749	(79,441)	49,308	48,627
Others	336,736	(141,047)	195,689	202,237
Sub-total	7,589,251	(2,074,342)	5,514,909	5,539,562
Sewer System				
Lands	339,532	-	339,532	339,494
Structures	1,166,689	(295,771)	870,918	879,341
Connections	722,642	(210,225)	512,417	513,423
Networks	3,726,006	(703,392)	3,022,614	3,022,494
Equipment	353,714	(160,145)	193,569	201,197
Others	19,165	(7,248)	11,917	12,522
Sub-total	6,327,748	(1,376,781)	4,950,967	4,968,471
General Use				
Lands	102,527	-	102,527	102,527
Structures	110,933	(46,705)	64,228	65,054
Transport Equipment	131,640	(98,212)	33,428	27,206
Furniture, Fixtures & Equipment	209,642	(109,014)	100,628	93,845
Lands under loan-for-use	25,312	-	25,312	25,312
Properties granted in loan-for-use	8,023	(2,471)	5,552	5,552
Sub-total	588,077	(256,402)	331,675	319,496
Sub-total In Operation	14,505,076	(3,707,525)	10,797,551	10,827,529
In Progress				
Water System	857,892	-	857,892	861,173
Sewer System	1,544,571	-	1,544,571	1,521,035
Others	22,139	-	22,139	21,614
Sub-total in Progress	2,424,602	-	2,424,602	2,403,822
Intangible Assets	302,468	(24,347)	278,121	278,599
General Total	17,232,146	(3,731,872)	13,500,274	13,509,950

Depreciation:
Depreciation is calculated at the following annual rates: buildings – 4%; interceptors and networks – 2%; machinery and equipment – 10%; water meters – 10%; vehicles – 20%; computer hardware – 20%; building connections – 5% and office furniture – 10%.
Amortization of intangible assets is performed pursuant to the terms of the concession contracts for the relevant municipalities.

(i) Works in progress:

Estimated expenses as from April, 2002, which may go beyond the end of this year, referring to works already agreed to, are of about R$ 597,000 thousand.

(ii) Retirement of permanent assets

The company retired assets in this quarter in the amount of R$ 6,295 thousand, relating to the group of operating properties, due to obsolescence, withdrawal from operation and thefts.

In the 1st quarter/2001 assets in the amount of R$26,255 thousand were retired, out of which R$17,244 thousand referred to the group of operating properties, due to obsolescence, withdrawal from operation and thefts, and R$ 9,011 thousand referred to plant and equipment under construction, as a result of discontinued works and projects.

(iii) Expropriations

As a result of the performance of priority works relating to the water and sewer systems, certain expropriations and easements were required in third parties' properties, which were conducted pursuant to the pertinent legislation. The owners of such properties will be indemnified in accordance with out-of-court settlements or through judicial proceeding.
The estimated amount to be disbursed as from the second quarter of 2002 is approximately R$193,000 thousand, which shall be made out of own resources. The properties that are object of such processes shall be recorded in the fixed assets after the operation is closed.

(iv) Tax effects on assets revaluation

As permitted by CVM Instruction 197/93, the Company failed to book a provision against (deferred) tax effects on gains from revaluation of fixed assets occurred in 1990 and 1991. If such effects had been recorded, the amount not realized until March 31, 2002 would be R$ 596,357 thousand. In the period from January to March, 2002, the realized amount was R$ 25,847 thousand.

8. LOANS AND FINANCINGS

OUTSTANDING LOANS

In thousand R$

	Mar/02			Dec/01						
	SHORT TERM	LONG TERM	TOTAL	SHORT TERM	LONG TERM	TOTAL	FINAL MATUR.	ANNUAL INT. RATE	MONET. ADJUST.	GUARANTEES
DOMESTIC										
Banco do Brasil	126.189	2.391.712	2.517.901	122.864	2.410.937	2.533.801	2014	8,50%	UPR	State SP Gov.
Debentures 3rd Issue	-	413.094	413.094	-	413.094	413.094	2004	CDI + 1,5%		-
Debentures 4th Issue	-	300.000	300.000	-	300.000	300.000	2006	CDI + 1,2%		-
CEF	25.901	493.347	519.248	24.948	495.256	520.204	2007 to 2016	5 % to 9.5%	UPR	Own Resources
Fehidro	180	17	197	193	1	194	2002/03	6% + TJLP limit 6%	TJLP red. By 6%	Own Resources
Others	344	26.574	26.918	332	25.629	25.961	2009/11	12% and CDI	UPR	Own Resources
Interests and Charges	22.947	-	22.947	23.267	-	23.267				
DOMESTIC TOTAL	175.581	3.624.744	3.800.305	171.604	3.644.917	3.816.521				
FOREIGN										
IRDB US$ 66.573 thou	62.720	92.388	155.108	62.706	119.872	182.578	2004/07	5,32%	Cur.basket Var. + US$	Fed. Gov.
Soc.Génerale EUR 4.109 thou	1.296	7.028	8.324	1.320	7.159	8.479	2006	5,90%	EUR	Fed. Gov.
IDB US$416.643 thou	76.375	891.737	968.112	76 677	907.267	983.944	2007/25	3 % to 7,7%	Cur.basket Var. + US$	Fed. Gov.
Euro Bônus US$475.000 tho	-	1.103.710	1.103.710	-	1.102.190	1.102.190	2003/05	10% & 12%	US$	-
Westdeutsche Landesbank	-	-	-	116.020	-	116.020				
Deutsche Bank Luxembourg US$ 80.000 thou	46.472	139.416	185.888	46.408	139.224	185.632	2005	11,125%	US$	-
Interests and Charges	51.291	-	51.291	74.587	-	74.587				
FOREIGN TOTAL	238.154	2.234.279	2.472.433	377.718	2.275.712	2.653.430				
TOTAL	413.715	5.859.023	6.272.738	549.322	5.920.629	6.469.951				

UPR: Standard Reference Unit *TJLP : Long Term Interest Rate*
CURRENCY BASKET VARIATION: IDB and IRDB Acct Unit Value *EUR: Euro*

(i) Syndicated Loan

The agreement with the Westdeutsche Landesbank, in the amount of US$50 million, was repaid in February, 2002.

(ii) Foreign Currency Purchase

04.01 – EXPLANATORY NOTES

In March, 2002, an amount of US$ 14,450 thousand was purchased at the rate of R$ 2.345, for the payment of the third installment of principal and interests of the agreement with the Deutsche Bank owed in April, 2002. The amount is recorded in the current assets, having been adjusted in accordance with the exchange rate variation.

9. REFIS

Composition of the calculation basis upon adhesion to the Refis.

In thousand R$

Tax	Principal Amount	Fine	Interests	Balance on 02/29/00	Amount to be carried over	Amount Payable
COFINS	416	83	580	1,079	(47)	1,032
PASEP	1,076	215	1,609	2,900	(128)	2,772
SOC. CONTRIB.	46,658	9,332	74,468	130,458	(79)	130,379
INCOME TAX	45,104	9,021	51,050	105,175	(579)	104,596
TOTAL	93,254	18,651	127,707	239,612	(833)	238,779

The amount of R$238,779, as shown above, was ascertained at the time of the adhesion to the Refis. After that date, charges were incurred in the amount of R$43,687 thousand and amortizations in the amount of R$111,206 thousand.
Note: Fines and interests as above mentioned were already included in payment settlements executed in previous periods.

The Company adhered to the Refis with the sole purpose of having the payments of debts previously agreed with the Federal Revenue Service once again divided into installments.

The Company selected the system of alternative payment into equal installments for a period of 60 months, added by TJLP – long term interest rate, which installments are not subject to the payment limit based on an invoicing percentile. The Management's option for adhesion took into consideration, specially, the reduction in the interest rate applicable to the referred debts, moving from the Selic, that governed the adjustments of agreements in effect until February 29, 2000, to the TJLP. The financial gain, at present value, if calculated with basis on the above described terms, was not acknowledged in accounting terms in satisfaction of the Brazilian accounting standards.
On March 31, 2000, the accumulated balance of the Social Contribution Negative Basis was R$28,506 thousand, which was not used for payment of interests and fines. No accrued balance existed for Tax Losses as of this date.

Adjustments were not effected as a result of the adhesion to the Refis. The amount of the installments paid before the adhesion to the Refis was approximately R$ 7 million/month, falling to R$ 4 million/month.

Lands in the amount of R$249,034 thousand were recorded in the operation, as guarantee of payment of the referred debts.

The option for the Refis requires mandatory regular payment of taxes and contributions, as provided for in the pertinent legislation.

10. INCOME TAX AND SOCIAL CONTRIBUTION

In thousand R$

(a) Equity and income balances

	Jan-Mar/2002	Dec/01
In current assets		
Income tax to carried over	27,444	22,081
Social contribution to be carried over	5,508	5,334
	32,952	27,415
In long term assets ((b)(i))		
Deferred income tax	67,483	55,877
Deferred social contribution	37,613	35,463
	105,096	91,340
In current liabilities		
Income tax	29,885	-
Social contribution	4,733	-
	34,618	-
In long term liabilities ((b)(ii))		
Deferred income tax	234,159	242,246
Deferred social contribution	15,942	14,593
	250,101	256,839

	Jan-Mar/2002	Jan-Mar/2001
In the income		
For the current fiscal year		
Income tax	(29,885)	(21,781)
Deferred income tax	7,867	13,965
Deferred income tax – Extraordinary item (explanatory note no. 20)	(3,210)	-
Reversal		
Deferred income tax	11,823	11,811
	(13,405)	3,995
For the current fiscal year		
Social contribution	(4,733)	(2,636)
Deferred social contribution	804	8,753
Deferred social contribution - Extra. item (explanatory note no. 20)	(1,156)	-
	(5,085)	6,117

(b) Deferred amounts

(i) In long term assets

These were substantially calculated with basis on temporary differences in the amount of R$ 92,849 thousand, with anticipated realization for the next two years.

The company has requested to fully deduct negative calculation basis of the social contribution and tax losses, without the 30% limit provided for in Law 8.981/95; however, the portion deducted in the fiscal year included the percentile provided for in the referred Law. The social contribution negative calculation basis accrued as of March 31, 2002 is R$ 136,073 thousand, on which a tax credit was accrued in the amount of R$ 12,247 thousand, with anticipated realization for the next five years.

04.01 – EXPLANATORY NOTES

(ii) In long term liabilities

This was recorded at the rate of 25% on the balance of Inflation Profit and complementary monetary adjustment (difference between the IPC – Consumers Prices Index and BTNF – National Treasury Tax Bonds, to be realized in the quarter in the amount of R$ 11,823 thousand (2001 – R$ 11,811 thousand).

(c) Conciliation from nominal to actual rate

The amount recorded as income tax and social contribution expense in the financial statements is conciliated at the nominal rate as follows:

		In thousand R$
	1st quarter / 2002	1st quarter / 2001
Profit (loss) before income tax	138,244	(33,886)
Benefit (expense) at nominal rate of 34%	(47,003)	11,521
Conciliation adjustments:		
- Tax benefit of interests on own capital	36,796	-
- Non-deductible realization of the revaluation reserve	(8,788)	(9,976)
- Other differences	505	8,567
Income tax and social contribution expense in the income statement	(18,490)	10,112

11. PROVISIONS AND CONTINGENCIES

		In thousand R$
(a) In current liabilities	Mar/2002	Dec/2001
(i) Provisions		
Vacations	64,573	71,890
13th Wage	11,607	-
Payroll Charges	2,535	2,470
	78,715	74,360
(ii) Provisions for Contingencies		
Cofins and Pasep Law 9.718 (iii)	123,386	111,035
Finsocial (iv)	52,217	51,753
Customers	3,452	3,452
	179,055	166,240

(iii) In an Ordinary Action, with request for advanced protection, the company is challenging in court the system provided for by Law no. 9718/98, which broadened the calculation basis of the contribution to the Social Security Financing – COFINS and to the Public Servant Equity Formation Program – PASEP and increased the COFINS rate. The request for advanced protection was granted on June 11, 1999, without requirement of deposit in court.

The calculation difference ascertained, pursuant to the current law criteria and the amounts actually paid, calculated in accordance with the previous law, from 1999 to 2002, total R$ 123,386 thousand and a provision was booked therefor in the current liabilities.

04.01 – EXPLANATORY NOTES

(iv) In July, 1991, an Ordinary Annulment and Declaratory Action was filed through proceeding no. 91.0663460-5, requesting the Finsocial debts to be declared null and void and the Sabesp's obligation to contribute to the Finsocial to be terminated.

Court deposits were effected at the rate of 2%, referring to the periods of April/91 to April/92, and on August 30, 1994 the withdrawal of 75% of such deposits was authorized. The remainder 25%, corresponding to the rate of 0.5%, was kept as a court deposit and a provision also booked therefor.

The Federal Supreme Court – STF has recently acknowledged the constitutional basis of the Finsocial assessed on gross revenues of solely service companies, which took Sabesp's Legal Department to request the complementation of the provision by 1.5%, in September, 2001.

(b) In long term liabilities

The management, based on a joint analysis with its legal advisors, has booked a provision for contingencies deemed to be enough to cover probable losses arising out of court judgments against it, in the amount of R$ 92,226 thousand (Dec/2001 – R$ 76,625 thousand), distributed as follows:

In thousand R$

	Mar/2002	Dec/2001
Labor claims	15,700	15,267
Social Security – INSS	4,892	4,874
Suppliers (i)	68,143	53,418
Others	3,490	3,066
	92,225	76,625

(i) This refers to an Ordinary Action filed by a service provider, arising out of work contracts.

(c) Lawsuits

The company is a party to lawsuits and administrative proceedings referring to environment, tax, civil and labor proceedings, which are deemed by our legal advisors to be likely to be successful/defeated and which are not shown in company's accounting records. The amount ascribed to these proceedings represents R$ 47,338 thousand on March 31, 2002.

12. INTERESTS ON OWN CAPITAL

The company booked a provision in the first quarter of 2002, by way of interests on own capital, in the amount of R$ 108 million; out of this value R$ 4.6 million were withheld income tax.

Said interests by way of income on own capital shall be imputed to the amount of dividends relating to fiscal year 2002.

The yield is R$3.80 per lot of one thousand common shares, payable in up to 60 days after the General Shareholders Meeting of 2003.

13. PENSION AND ASSISTANCE PLANS

The company sponsors Fundação Sabesp de Seguridade Social – SABESPREV, an entity organized in August, 1990 with the main purpose of administering SABESP's complementary pension plans and assistance program for its employees.

The Company's monthly contributions, related to the pension plan – defined benefit, correspond to 2.10% from the company and 2.10% from the participants.

The participants' contributions are shown above in their average value, since the amount discounted as contribution varies in function of the salary range, from 1% to 8.5%. The Company's contribution includes the liability undertaken with reference to periods preceding the organization of the SABESPREV.

The assistance program, which comprises elective, free-selection plans, is also maintained by contributions from both sponsor and participants, which in the fiscal year were as follows:

- Company's contributions: 6.21% in average, on the payroll;
- Participants' contributions: 3.21%, on base salary and bonus, corresponding to an average of 2.25% of the gross payroll amount

The company is changing the Defined Benefit Plan into a Defined Contribution Plan, with the purpose of reducing future risks for the Institution, offering a more modern and flexible plan to its employees. New employees should adhere to the new plan, while those already participating in the Defined Benefit Plan will be offered free choice.

14. BENEFITS TO EMPLOYEES

In order to meet the provisions of Resolution CVM no. 371, of December 13, 2000, we inform below the amounts calculated for pension and retirement benefits granted and to be granted to which the employees shall be entitled after years of service.

On December 31, 2001, base on an independent actuarial report, calculated in accordance with the Projected Credit Unit method, SABESP had a net acturial commitment of R$ 266,074 thousand representing the difference between the present value of the Company's obligations in relation to employed, retired and pension participants and that of the guarantee assets, as shown below:

	In thousand R$
Present value of overdrawn actuarial obligations	591,998
Fair asset value	(325,924)
Value of calculated past cost	266,074
Liabilities already recorded in the balance sheet	(9,237)
Liabilities to be recorded in the next 5 years	256,837

For year 2002, we have estimated the following expenses to be incurred:

Current service cost	10,711
Interests cost	61,438
Expected plan asset income	(34,639)
Past service cost amortization	51,367
Employee's contribution	(11,336)
Total	77,541

The company started recording the amount calculated in the actuarial report on a monthly basis. The amount of R$ 16,856 thousand was recorded in the Long Term Liabilities against the profit for the fiscal year in the following accounts:

Cost of Products and/or Services Sold	2,873
Selling Expenses	408
General & Administrative Expenses	733
Extraordinary Item	12,842
Total	16,856

The liabilities and expenses ascertained through the actuarial calculation were obtained by adopting the following criteria:

Economic Hypothesis
- Nominal discount rate – 10.5% p.a.;
- Estimated asset return nominal rate – 10.5% p.a.;
- Future salary growths – 4.75% p.a.;
- Social security benefits and limits growth – 2.5% p.a.;

Note – The economic hypothesis consider a long term inflation of 2.5% per year.

- Number of active participants on December 31, 2001	16,859
- Number of inactive participants on December 31, 2001	4,442

Constitutional Amendment n° 20

The evaluation of SABESPREV's funding plan is carried out by an independent actuarial expert, whose premises are different from those applied for purposes of calculating benefits to employees, as provided for in Resolution CVM no. 371, substantially as for the actuarial calculation method (CVM no. 371 – capitalization and SPC – Complementary Retirement Service – mixed) and discount rate (CVM no. 371 – 10.5% nominal and SPC – 6.0% actual).

Thus, the eventual deficit ascertained on December 31, 2001, in accordance with the projected credit unit method shown above, which may reflect a technical deficit in the method being adopted by Sabesprev's Plan, shall result in additional financial contributions.

15. TRANSACTIONS WITH RELATED PARTIES

		In thousand R$
	Mar/02	Dec/01
In current assets		
Cash, banks and financial investments with State Government-owned institutions – Nossa Caixa S/A	221,033	319,734
State Customers	103,585	35,782
Accounts receivable from shareholders	47,984	19,740
In long term assets		
GESP Agreement	625,238	649,057
In current liabilities		

	Mar/02	In thousand R$ Dec/01
Interests on Own Capital	477,819	477,819
In long term liabilities		
Interests on Own Capital	75,428	-

	Mar/02	Dec/01
Gross revenue from sales and services rendered		
Sales of water	32,680	135,561
Sewer services	26,294	106,513
Receipts	(3,641)	(169,925)
Financial revenues		
Financial Investments – Nossa Caixa S/A	6,901	60,309

These refer to operations of sales to State Government entities, carried out in in conditions deemed by the Management to be regular market conditions, except for the form of settlement of credits, which may be performed as follows:

(a) Instrument of Acknowledgment and Consolidation of Obligations, Payment Commitment and Other Covenants (GESP Agreement).

The above mentioned agreement was executed on December 11, 2001, between the company, the State of São Paulo Government, through the State Department of Finance, and the Department of Water and Electric Power – DAEE, having the State Department of Hydric Resources, Sanitation and Works as intervening party. Under such agreement, the State acknowledges that by force of Law no. 200/74, it is responsible for the charges arising out of the retirement and pension supplement benefits, and acknowledges the existence of debts arising out of invoices corresponding to the rendering of water supply and sewer collection services. The total contract value is R$ 678,830 thousand, at its historical value, out of which R$ 320,623 thousand refer to retirement and pension supplement benefits in the period from March, 1986 until November, 2001, and R$ 358,207 thousand arise out of rendering of water supply and sewer collection services, invoiced and due from 1985 until December 01, 2001.

The above mentioned total shall be paid in 114 monthly and successive installments, adjusted in accordance with the monthly variation of the General Market Prices Index IGP-M and interests of 6% per year, the first installment being due 210 days after the execution date of the mentioned agreement.

Having in consideration the strategic importance of Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, for ensuring the maintenance of the water volume produced by the Alto Tietê system, the Department of Water and Electric Power – DAEE shall transfer these properties to the company by way of partial amortization of the repayment owed by the State, through assignment of credits in the same value of the reservoirs, to be calculated by an independent appraisal firm. The company has been already authorized to use such reservoirs since 1992, on account of investments effected under the convention agreement executed with the DAEE.

Clause 15 provides for that: "The State and Sabesp shall attempt to settle the balance of credits upon use, as applicable, of dividends distributed under the terms of the Memorandum of Understanding dated September 30, 1997, in its Clause 2".

Memorandum of Understanding with the State of São Paulo Government

The Company and the State of São Paulo Government, through the State Department of Finance, executed a Memorandum of Understanding on September 30, 1997, which aimed at settling the balance of credits receivable for sales and services rendered by the Company, complementing retirement and leave funds payable to employees benefiting from Law no. 200/74. Clause 2 of the Memorandum of Understanding provides for that: "I – Monthly payments relating to services rendered by SABESP shall be settle upon use of dividends distributed by the company; II – It will make its best efforts for the payments to be effected on the due dates, being further undertaken to take any and all actions of administrative nature in order to avoid late payments by its agencies and entities.

16. FINANCIAL INSTRUMENTS

(a) Market value of financial instruments

Market values of the main financial instruments of the Company are close to book values, as follows:

	Mar/2002	Dec/2001
		In thousand R$
Investments in securities	212,651	281,746
Loans and financing	6,272,738	6,469,951

Market values were calculated pursuant to the present value of these financial instruments, considering the interest rate adopted by the market for the risk operations and similar terms.

(b) Credit risk concentration

A substantial portion of the Company's sales is quite well spreaded over a great number of customers. In the case of such customers, the credit risk is minimum due to the large portfolio and the control procedures, which monitor such risk.

Doubtful credits are properly covered by a provision in order to face eventual losses upon realization thereof.

(c) Foreign currency

Foreign currency transactions consist of financing intended to specific works of improvement and enhancement of water supply and sewer collection and treatment systems.

17. OPERATING COSTS AND EXPENSES

	Jan-Mar/02	Jan-Mar/01
		In thousand R$
1. COST OF THE PRODUCT AND SERVICES RENDERED		
Salaries and Charges	145,718	133,361
Materials	15,140	13,853
Treatment Materials	24,420	16,701
Services	45,843	43,333
Light and Power	55,467	46,655
General Expenses	7,750	8,841
Depreciation and Amortization	118,690	117,157
	413,028	379,901
2. SELLING EXPENSES		
Salaries and Charges	22,247	17,714
Materials	930	861
Services	18,994	15,264

	Jan-Mar/02	Jan-Mar/01
Light and Power	63	122
General Expenses	6,558	5,287
Depreciation and Amortization	524	315
Credit Write-off	66,625	62,693
	115,941	102,256
3. GENERAL AND ADMINISTRATIVE EXPENSES		
Salaries and Charges	21,408	18,669
Materials	1,077	992
Services	11,729	15,844
Light and Power	125	119
General Expenses	2,390	1,241
Depreciation and Amortization	2,583	2,789
Tax Expenses	7,083	3,667
	46,395	43,321
4. COSTS, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (1+2+3)		
Salaries and Charges	189,373	169,744
Materials	17,147	15,706
Treatment Materials	24,420	16,701
Services	76,566	74,441
Light and Power	55,655	46,896
General Expenses	16,698	15,369
Depreciation and Amortization	121,797	120,261
Tax Expenses	7,083	3,667
Credit Write-off	66,625	62,693
	575,364	525,478
5. FINANCIAL EXPENSES		
Interests, fines and default interests on Domestic Loans and Financings	97,929	81,160
Interests, fines and default interests on Foreign Loans and Financings	55,115	54,916
Interests on Own Capital	108,222	-
Interests on Own Capital (reversal)	(108,222)	-
Other Financial Expenses	18,380	16,887
Monetary Variations on Loans and Financings	16,507	10,438
Exchange Variations on Loans and Financings	2,535	204,458
Other Monetary Variations	1,808	824
Provisions	15,190	-
	207,464	368,683
6. FINANCIAL REVENUES		
Monetary Variations	20,124	4,662
Financial Investment Income	7,493	6,180
Interests	5,628	9,645
Others	3	-
	33,248	20,487

18. INDEMNITIES RECEIVABLE

The Municipalities of Diadema and Mauá terminated the concessions of water supply and sewer collection services in the beginning of 1995.

In December, 1996 the Company filed an action for indemnity seeking repayment of the investments carried out during the effective term of the concession agreements.

Although not yet repaid for the respective amounts, the Company continues supplying treated water, in bulk, to the mentioned municipalities, which currently operate the water and sewer systems.

The residual book value of fixed assets related to the Municipality of Diadema, written-off in December, 1996, was R$ 75,231 thousand, and the balance of indemnity and other credits receivable from the municipality, in the amount of R$ 62,876 thousand, is recorded in the long term assets in the "indemnities receivable" account.

04.01 – EXPLANATORY NOTES

The residual book value of fixed assets related to the Municipality of Mauá, written-off during fiscal year 1999, was R$ 103,763 thousand, and the outstanding indemnity, in the amount of R$ 85,918 thousand, is recorded in the long term assets, in the "indemnities receivable" account.

Both cases are currently under court discussion; however, it is the opinion of the legal consultant in charge for the conduction of the lawsuits that a favorable judgment may be expected by the Company.

19. CHANGES IN THE RETAINED PROFITS ACCOUNT

Balance in December 2001	0
Revaluation Reserve Realization	25,846
Interest on own capital	(108,222)
Profit for the current fiscal year	118,278
Balance in March 2002	28,902

20. EXTRAORDINARY ITEM

Pursuant to CVM Deliberation no. 371, the Company chose to record, as from fiscal year 2002, for a period of five (05) years, the actuarial liabilities not yet recorded, as calculated on December 31, 2001, in the amount of R$ 266,074 thousand.

Pursuant to the provisions of paragraph 85 of Deliberation CVM 371, in the first year of its application the effects thereof should be recorded as "extraordinary item", net of tax effects, being shown in the income statement for the fiscal year as follows:

Extraordinary item	12,842
Tax Effects	(4,366)
Income tax	(3,210)
Social contribution	(1,156)
Extraordinary Item Net of Income Tax/Social Contribution	8,476

21. SUBSEQUENT EVENTS

(i) 5th Issue of Debentures

The Company is currently in the final stage of implementation of its 5th Issue of simple, book-entry, registered Debentures not convertible into stock, all of them unsecured and without preference, in the face unit value of R$ 10 thousand. The issue is registered with the CVM under numbers CVM/SRE/DEB/2002/013 and 014.

The 5th Issue has the following main features:
Quantity: 400,000 debentures
Number of Series: two
Issuance Date: April 01, 2002
Maturity Date: March 01, 2007
Bookbuilding Date: April 25, 2002
Payment Date: ~ May 17, 2002
Reset Date: October 01, 2003
Issuance Value:
R$ 400,000 thousand
1st issue = R$ 313,720 thousand
2nd issue = R$ 86,280 thousand

04.01 – EXPLANATORY NOTES

Tenor: 59 months
Yield:
1st issue = CDI + 1.85% per year
2nd issue = IGP-M + 13.25% per year
Amortization:
1/3 of face value on April 01, 2005
½ of nominal balance on April 01, 2006
balance of nominal value on March 01, 2007
Yield Payment:
For the 1st series: interests payable quarterly
For the 2nd series: adjustment to face value payable upon principal amortization
- interests paid on an annual basis

The funded amount shall be allocated to the settlement of the company's debts during fiscal year 2002.

(ii) BNDES

The BNDES (National Economic and Social Development Bank) approved the granting of a financing, in Dec/01, as communicated in official letters P06/02 and P07/02 (01/09/2002), in the total amount of R$ 400,000 thousand, for the purpose of financing part of the company's counterpart, referring to contract no. 1212 with the IDB, intended for the execution of the Tietê River Depollution Project – Stage II, as well as part of the counterpart of the "Baixada Santista Environment Recovery" project, to be financed by the JBIC.

(iii) Lawsuit - Saned

On March 11, 2000 the Judge of the 15th Civil Court of the Capital granted the request relating to an action for collection filed by Sabesp against companhia de Saneamento de Diadema – Saned, for services of wholesale supply of drinkable water, sentencing the defendant to pay the plaintiff the amount of R$35 million.

(iv) Lawsuit – Mauá

In December, 2001, the Judge of the 2nd Law Court of the Judicial District of Mauá dismissed the motion to stay execution filed by Saneamento Básico do Município de Mauá – Sama against Sabesp. Sama has shown its disagreement in relation to the composition of tariffs charged by Sabesp, which is creditor in the amount of R$5.6 million.

01443 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.776.517/0001-80

05.01 – COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER PERIOD

1) First quarter of 2002: Profit of R$ 111 million.

The first quarter of 2002 recorded a profit of R$ 111 million, thus reverting the loss of R$ 24 million ascertained in the same period of the previous year. The stability of the dollar exchange rate between 12/31/2001 (R$ 2.3204) and 03/31/2002 (R$ 2.3236) was the main factor that had a positive impact over the Company's income in the period.

R$ million

Financial Indicators	1st Quarter 2001	1st Quarter 2002
Net Operating Revenue	867	897
Operating Profit before Financial Expenses	342	322
EBITDA (')	462	443
EBITDA Margin (%)	53.3	49.4
Net Profit	(24)	111

(') EBITDA – Earnings before interests, taxes, depreciation and amortization

The EBITDA, in spite of showing a drop, is still in a quite significant amount: R$ 443 million.

2) Operating Revenue

The Net Operating Revenue recorded a growth of 3.4%.

Considering, on one hand, the 13.1% tariff adjustment in June/01 and, on the other and, the 2.2% drop in the total invoiced volume (m3), a net negative effect of 7.0% was recorded.

Such effect, associated to the highly progressive tariff structure, mainly with respect to commercial and industrial premises, was potentialized in an inverse manner with a deeper reduction of consumption in these categories (-12.4% and -9.7%, respectively).

The table below shows the invoiced retail volumes of water and sewer services in accordance with the Category of Use and Region in the first quarter of 2001 and 2002.

INVOICED RETAIL VOLUME OF WATER AND SEWER SERVICES - million m³									
	WATER		%	SEWER		%	WATER + SEWER		%
PER CATEGORY	1 QTR - 01	1 QTR - 02		1QTR – 01	1QTR - 02		1QTR - 01	1QTR - 02	
Residential	305.4	303.6	(0.6)	227.6	226.7	(0.4)	533.0	530.3	(0.5)
Commercial	38.0	32.7	(13.9)	32.0	28.6	(10.6)	70.0	61.3	(12.4)
Industrial	8.2	7.3	(11.0)	7.2	6.6	(8.3)	15.4	13.9	(9.7)
Public	11.7	11.2	(4.3)	9.1	8.4	(7.7)	20.8	19.6	(5.8)
TOTAL	363.3	354.8	(2.3)	275.9	270.3	(2.0)	639.2	625.1	(2.2)

05.01 – COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER PERIOD

INVOICED RETAIL VOLUME OF WATER AND SEWER SERVICES - million m³									
PER REGION	WATER 1QTR - 01	WATER 1QTR - 02	%	SEWER 1QTR – 01	SEWER 1QTR - 02	%	WATER + SEWER 1QTR - 01	WATER + SEWER 1QTR - 02	%
Metropolitan	236.6	230.0	(2.8)	184.0	178.3	(3.1)	420.6	408.3	(2.9)
Interior	80.5	79.8	(0.9)	68.8	68.9	0.1	149.3	148.7	(0.4)
Coastal	46.2	45.0	(2.6)	23.1	23.1	-	69.3	68.1	(1.7)
TOTAL	363.3	354.8	(2.3)	275.9	270.3	(2.0)	639.2	625.1	(2.2)

INVOICED RETAIL VOLUME OF WATER + SEWER SERVICES - million m³				
	2nd SEMESTER			
PER REGION	2000 (1)	2001 (2)	DIFFERENCE (3) – (2) – (1)	% (4) = (3) / (1)
METROPOLITAN	810.6	781.7	(28.8)	(3.6)
INTERIOR	290.8	281.0	(9.8)	(3.4)
COASTAL	118.2	115.5	(2.7)	(2.3)
TOTAL	1,219.5	1,178.2	(41.4)	(3.4)

The total invoiced volume (water + sewer) in the first quarter of 2002 recorded a 2.2% drop in relation to the same period of 2001; however, we can notice that such trend has been reverted, if compared to the volumes relating to the second semester of 2000 and 2001 (with electric power rationing), where the drop was 3.4%. This means that upon suspension of the electric power rationing, it is possible for our customers to restore their consumption habits, especially regarding residential consumers.

3. COSTS, ADMINISTRATIVE, TAX AND COMMERCIAL EXPENSES

The group of Costs, Administrative, Tax and Commercial Expenses increased by R$ 49,886 thousand, that is, 9.52%. Below are the main variations:

In million Reais

	JAN-MAR/2001	JAN-MAR/2002	DIFF.	VAR%
NET OPERATING REVENUE	**867.4**	**896.9**	**29.5**	**3.4**
SALARIES AND PAYROLL CHARGES	(169.7)	(189.4)	(19.7)	11.6
MATERIALS	(15.7)	(17.1)	(1.4)	8.9
TREATMENT MATERIALS	(16.7)	(24.4)	(7.7)	46.1
SERVICES	(74.4)	(76.6)	(2.2)	3.0
ELECTRIC POWER	(46.9)	(55.7)	(8.8)	18.8

GENERAL EXPENSES	(15.4)	(16.7)	(1.3)	8.4
DEPRECIATION AND AMORTIZATION	(120.3)	(121.8)	(1.5)	1.3
WRITTEN-OFF CREDITS	(62.7)	(66.6)	(3.9)	6.2
TAX EXPENSES	(3.7)	(7.1)	(3.4)	91.9
COSTS, ADMINISTRATIVE AND COMMERCIAL EXPENSES	**(525.5)**	**(575.4)**	**(49.9)**	**9.5**
PROFIT BEFORE FINANCIAL EXPENSES AND MONETARY ADJUSTMENTS	**341.9**	**321.5**	**(20.4)**	**(6.0)**
NET FINANCIAL EXPENSES	**(137.7)**	**(174.0)**	**(36.3)**	**26.4**
MONETARY ADJUSTMENTS	**(211.2)**	**(1.4)**	**209.8**	**(99.3)**
OPERATING PROFIT	**(7.0)**	**146.1**	**153.1**	**-**
NET NON-OPERATING PROFIT	**(26.9)**	**(7.9)**	**19.0**	**(70.6)**
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	**(33.9)**	**138.2**	**172.1**	**-**
INCOME TAX AND SOCIAL CONTRIBUTION	**10.1**	**(18.4)**	**(28.5)**	**-**
NET PROFIT FOR THE CURRENT PERIOD	**(23.8)**	**111.3**	**135.1**	**-**

3.1. SALARIES AND PAYROLL CHARGES

The group of Salaries and Payroll Charges recorded an increase of R$ 19,628 thousand, or 11.6%. Such increase, in addition to the 5.37% salary increase, is related mainly to:

a) Provision for Profit Sharing, in the amount of R$ 6,157 in year 2002. No such provision was booked in the 1st quarter of 2001.

b) Provision for Retirement Benefits, in the amount of R$ 4,014 thousand, arising out of current costs relating to the provision for actuarial liabilities, as from 2002, pursuant to CVM's deliberation 371/00, for employees included in Sabesprev's defined benefit plan

c) **FGTS**, in the amount of R$ 1,425 thousand, arising out of the increase in the employee severance indemnity fund rate (from 8.0% to 8.5%) and of the increase in the indemnity fine (from 40% to 50%), as per Complementary Act 110/01, of 06/29/2001 (effective as from October, 2001), for the purpose of offsetting the difference of monetary adjustment of "Verão" (Summer) and Collor I Plans.

3.2. TREATMENT MATERIALS

05.01 – COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER PERIOD

The group of Treatment Materials recorded an increase of R$ 7,719 thousand, or 46.2%, caused by the increase of consumption of treatment materials due to the quality of the fountains, replacement of products and increase of prices of materials. Below are the items with major variations:

Cost per material — In million R$

	JAN-MAR/01	JAN-MAR/02	DIFF 02-01	%
ACTIVATE CHARCOAL	1.8	4.2	2.4	133.3
FERROUS CHLORIDE	1.7	3.4	1.7	100.0
FERROUS SULPHATE	1.6	3.1	1.5	93.8
VIRGIN LIME	2.4	3.2	0.8	33.3
CHLORINE	3.3	4.1	0.8	24.2
NET ALUMINUM SULPHATE	2.2	2.6	0.4	18.2
OTHER TREATMENT MATERIALS	3.8	3.9	0.1	2.6
TOTAL	16.8	24.5	7.7	45.8

Price per Kg — In R$ / Kg

	JAN-MAR/01	JAN-MAR/02	%
ACTIVATE CHARCOAL	1.38	1.73	25.4
FERROUS CHLORIDE	0.24	0.28	16.7
FERROUS SULPHATE	0.15	0.20	33.3
VIRGIN LIME	0.20	0.22	10.0
CHLORINE	0.64	0.78	21.9
NET ALUMINUM SULPHATE	0.11	0.13	18.2

Consumed Tons

	JAN-MAR/01	JAN-MAR/02	Variation
ACTIVATE CHARCOAL	1,343	2,351	1,008
FERROUS CHLORIDE	1,978	4,714	2,736
FERROUS SULPHATE	3,566	8,857	5,291
VIRGIN LIME	4,611	5,595	984
CHLORINE	1,457	1,631	174
NET ALUMINUM SULPHATE	7,864	7,651	(213)

3.3. SERVICES

The group of Services recorded an increase in the amount of R$ 2,125 thousand, or 2.9%.

Main variations identified in this group were in:

05.01 – COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER PERIOD

a) Maintenance of Household Connections, increase in the amount of R$ 5,464 thousand, mainly with respect to services of optimization in the measurement of water volume supplied by Sabesp to large consumers, in the Metropolitan Vice-Presidency of Distribution, as from April/01, under a risk agreement.
Note: 19,401 water meters were applied, in the amount of R$ 6,493 thousand, from the execution of the agreement until March, 2002;
b) Losses Control, increase in the amount of R$ 1,096 thousand;
c) Recovery of Overdue Receivables, increase in the amount of R$ 1,641 thousand, as a result of an increased volume of outsourced services, for recovery of overdue receivables;
d) Publicity and Advertising, decrease in the amount of R$ 3,232 thousand, mainly as a result of the campaign occurred in 2001, namely "Sabesp Saúde" (Sabesp Health), which fact did not occur in this year;
e) Maintenance of Real Properties and Facilities, decrease in the amount of R$ 1,016 thousand.

3.4. ELECTRIC POWER

The Electric Power group recorded an increase in the amount of R$ 8,760 thousand, or 18.7%, due to the increases of tariffs authorized by the ANEEL.
Another fact that contributed to the increase in this group is the charge created by Provisional Measure no. 14, of 12/21/2001, for extraordinary tariff rearrangement of 7.9%, in effect since January, 2002, with an average effective term of six years.

3.5. GENERAL EXPENSES

The General Expenses group recorded na increase in the amount of R$ 1,328 thousand, or 8.7%, occasioned mainly by the following accounts:

- **Receipts of Water Bills**, in the amount of R$ 701 thousand, due to the adjustment of the bank collection service agreement, which increased tariffs as from January, becoming effective as follows: Counter tariff from R$ 0.92 to R$ 1.04, and Automatic Debit, from R$ 0.32 to R$ 0.35.
- **Provision for Environment Contingencies**, in the amount of R$ 537 thousand;
- **Provision for Labor Contingencies**, in the amount of R$ 433 thousand.

3.6. TAX EXPENSES

The Tax Expenses group recorded an increase in the amount of R$ 3,417 thousand, or 93.2%, as a result of the following items:

- CPMF, in the amount of R$ 1,763 thousand, arising out of the increase of rate occurred on 03/18/01, from 0.30% to 0.38%.
- IPVA, in the amount of R$ 1,257 thousand, arising out of reclassification of Vehicle Licensing expenses to this account (recorded under general expenses, in 2001).

4. FINANCIAL EXPENSES AND LOSSES ON MONETARY ITEMS

a) Financial Expenses

The financial expenses group recorded na increase of R$ 33,652 thousand, or 22.00%, due mainly to the following:

- **Domestic Financing Interests**, in the amount of R$ 16,742 thousand, as a result of the increase in Debentures – 4th issue, in June/01.
- **Provision for Financial Contingencies**, in the amount of R$ 15,190 thousand, arising out mainly from the provision for lawsuits.

b) Losses on Monetary Items

The Losses on Monetary Items group recorded a decrease of R$ 194,870 thousand, or 90.33%, mainly due to a **lower** variation of the Dollar exchange rate in the 1st Quarter/02 (0.14%) in relation to the 1st Quarter/01 (10.55%).
In adjustments to domestic loans (Banco do Brasil and CEF), there was an increase due to a **higher** variation of the TR (Reference Rate) in the 1st Quarter/02 (0.55%) in relation to the 1st Quarter/01 (0.35%).

In Thousand R$

	03/31/2001	12/31/2001	03/31/2002	VAR. MAR 02/01
Exchange Variation	204,458	387,009	4,681	(199,777)
Monetary Variation	11,262	68,192	16,169	4,907
Total	**215,720**	**215,720**	**20,850**	**(194,870)**

5. NON-OPERATING EXPENSES

The Non-Operating Expenses group recorded a decrease in the amount of R$ 19,760 thousand, or 68.97%, due to the following factors:

- **Assets Retirement**, in the amount of R$ 10,949 thousand, as a result of an increased volume of retirement of assets by the Vice-Presidencies of the Interior and of the Coastal Region, in the 1st Quarter/01, in comparison with the 1st Quarter/02;
- Non-Approved Studies and Projects, in the amount of R$9,011 thousand, arising out of Retirement of Studies and Projects not used by the Vice-Presidency of the Interior.

6. Operating Indicators

The company has continued enhancing its services, as may be seen in the table below, through the increase in the number of water and sewer connections:

Operating Indicators	1st Qtr 2001	1st Qtr 2002
Water Connections (1)	5,582	5,762
Sewer Connections (1)	4,012	4,167
Population served by water supply (2)	19,9	21,0
Population served by sewer collection (2)	16,1	16,2
Wholesale water volume invoiced (3)	81	83
Retail water volume invoiced (3)	363	355
Sewer volume invoiced(3)	276	270
Number of employees	18,041	18,182
Operating productivity (4)	532	546

(1) In 1000 units at the end of the period
(2) In million inhabitants, end of the period (not including wholesale supply)
(3) In million m^3
(4) Number of water and sewer connections per employee

7) Funding

7.1 – Policy

05.01 – COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER PERIOD

The indebtedness management policy has been based, since January/99 (floating Exchange rate) in three points:

1 – to increase the debt profile: elimination of short term funding and strengthening of long term funding;
2 – to privilege domestic currency funding, eliminating foreign currency debts;
3 – to prioritize lower cost fundings.
To this effect, the Multi-annual Budge (2002-2006) provides for the following:

1 – one sole funding from debentures (in 2002);
2 – only two foreign currency transactions, however with a very long term (25 years) and at low costs, guaranteed by the Federal and State of São Paulo Treasury Departments: (a) IDB: US$ 200 million, with interest rate of 6.8% p.a. (already executed in July, 2000); (b) JBIC: US$150 million, with interest rate of 2% p.a. (to be executed in the second semester of 2002);
3 – BNDES: R$ 400 million, with TJLP interests, plus 4% p.a., 10-year tenor, 3-year grace period (to be executed in the 2nd Quarter of 2002);
4 – CEF (Federal Savings Bank) out of FGTS funds: R$ 520 million, 18-year tenor, TR interests, plus 3% p.a., (to be executed between 2002 and 2006).

7.2 Funding in 2002

The Company effected its 5th issue of simple debentures in May, 2002, in the amount of R$ 400 million, represented by 40,000 debentures with unit value of R$ 10 thousand each.
The issue was carried out in 2 series, the first one in the volume of 31,372 debentures referenced on CDI added by 1.85% spread. The second series, in the volume of 8,628 debentures, is referenced on the IGP-M rate, added by interests of 13.25% per year. The yield from the first series shall be quarterly payable and those from the second series shall be annually payable. The effective term of such debentures is 59 months, with maturity date in March, 2007.

8. Recovery of Water Fountains

The estimates of meteorology institutes that indicated rain volumes above historic averages was confirmed in the first quarter of 2002. The operating management of recovery of water fountains storage levels (Spring-Summer) was quite well succeeded, allowing the worst draught period of water supply history to be overcome. The levels reached by the water fountains placed the Company in a favorable condition to face the Autumn-Winter period, when pluviometric indexes are lower than those of the Spring-Summer period.

System	March 2001	March 2002	Additional %
	Percentage (%) of maximum volume		
Cantareira	39.5	60.0	51.9
Guarapiranga	60.5	63.9	5.6
Alto Tietê	52.8	56.8	7.6
Rio Grande	95.8	98.3	2.6
Rio Claro	67.8	72.3	6.6
Alto Cotia	28.1	87.5	311.4

On its turn, in consequence of favorable weather factors, Sabesp was also able to discontinue water rationing since January/2002, which reached 300 thousand people in Cotia Region.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 - DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	01
2 - NUMBER	3
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-030
4 - CVM REGISTRATION DATE	03/18/1999
5 - ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - ISSUANCE DATE	02/01/1999
9 - MATURITY DATE	09/24/2004
10 - DEBENTURE TYPE	WITHOUT PREFERENCE
11 - YIELD RATE IN FORCE	DI + 1.5% p.a.
12 - PREMIUM/DISCOUNT	N/A
13 - FACE VALUE (reais)	1,002.21
14 - ISSUED AMOUNT (thousand reais)	115,254
15 - QTY. OF SECURITIES ISSUED (UNIT)	115,000
16 - OUTSTANDING SECURITIES (UNIT)	103,014
17 - TREASURY SECURITIES (UNIT)	11,986
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LATEST AGREEMENT DATE	09/24/2001
22 - NEXT EVENT DATE	06/24/2002

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	**43.776.517/0001-80**

10.01 – DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	02
2 – NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-031
4 – CVM REGISTRATION DATE	03/18/1999
5 – ISSUED SERIES	2
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – ISSUANCE DATE	02/01/1999
9 – MATURITY DATE	09/24/2004
10 –DEBENTURE TYPE	WITHOUT PREFERENCE
11 – YIELD RATE IN FORCE	DI + 1.5% p.a.
12 – PREMIUM/DISCOUNT	N/A
13 – FACE VALUE (reais)	1,.002.21
14 – ISSUED AMOUNT (thousand reais)	115,254
15 – QTY. OF SECURITIES ISSUED (UNIT)	115,000
16 – OUTSTANDING SECURITIES (UNIT)	103,198
17 – TREASURY SECURITIES (UNIT)	11,802
18 – REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE PLACED (UNIT)	0
21 – LATEST AGREEMENT DATE	09/24/2001
22 – NEXT EVENT DATE	06/24/2002

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 – DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	03
2 – NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-032
4 – CVM REGISTRATION DATE	03/18/1999
5 – ISSUED SERIES	3
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – ISSUANCE DATE	02/01/1999
9 – MATURITY DATE	09/24/2004
10 –DEBENTURE TYPE	WITHOUT PREFERENCE
11 – YIELD RATE IN FORCE	DI + 1.5% p.a.
12 – PREMIUM/DISCOUNT	N/A
13 – FACE VALUE (reais)	1,002.21
14 – ISSUED AMOUNT (thousand reais)	115,254
15 – QTY. OF SECURITIES ISSUED (UNIT)	115,000
16 – OUTSTANDING SECURITIES (UNIT)	102,159
17 – TREASURY SECURITIES (UNIT)	12,841
18 – REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE PLACED (UNIT)	0
21 – LATEST AGREEMENT DATE	09/24/2001
22 – NEXT EVENT DATE	06/24/2002

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 – DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	04
2 – NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-033
4 – CVM REGISTRATION DATE	03/18/1999
5 – ISSUED SERIES	4
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – ISSUANCE DATE	02/01/1999
9 – MATURITY DATE	09/24/2004
10 –DEBENTURE TYPE	WITHOUT PREFERENCE
11 – YIELD RATE IN FORCE	DI + 1.5% p.a.
12 – PREMIUM/DISCOUNT	N/A
13 – FACE VALUE (reais)	1,002.21
14 – ISSUED AMOUNT (thousand reais)	51,780
15 – QTY. OF SECURITIES ISSUED (UNIT)	51,666
16 – OUTSTANDING SECURITIES (UNIT)	41,005
17 – TREASURY SECURITIES (UNIT)	10,661
18 – REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE PLACED (UNIT)	0
21 – LATEST AGREEMENT DATE	09/24/2001
22 – NEXT EVENT DATE	06/24/2002

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 – DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	05
2 – NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-034
4 – CVM REGISTRATION DATE	03/18/1999
5 – ISSUED SERIES	5
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – ISSUANCE DATE	02/01/1999
9 – MATURITY DATE	09/24/2004
10 –DEBENTURE TYPE	WITHOUT PREFERENCE
11 – YIELD RATE IN FORCE	DI + 1.5% p.a.
12 – PREMIUM/DISCOUNT	N/A
13 – FACE VALUE (reais)	1,002,.21
14 – ISSUED AMOUNT (thousand reais)	16,464
15 – QTY. OF SECURITIES ISSUED (UNIT)	16,428
16 – OUTSTANDING SECURITIES (UNIT)	16,428
17 – TREASURY SECURITIES (UNIT)	0
18 – REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE PLACED (UNIT)	0
21 – LATEST AGREEMENT DATE	09/24/2001
22 – NEXT EVENT DATE	06/24/2002

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY'S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

10.01 – DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM	06
2 – NUMBER	4
3 – CVM REGISTRATION NUMBER	CVM\SRE\DEB\2001-022
4 – CVM REGISTRATION DATE	06/04/2001
5 – ISSUED SERIES	UN
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – ISSUANCE DATE	04/01/2001
9 – MATURITY DATE	12/15/2006
10 –DEBENTURE TYPE	WITHOUT PREFERENCE
11 – YIELD RATE IN FORCE	DI + 1.2% p.a.
12 – PREMIUM/DISCOUNT	N/A
13 – FACE VALUE (reais)	10,072.73
14 – ISSUED AMOUNT (thousand reais)	302,181
15 – QTY. OF SECURITIES ISSUED (UNIT)	30,000
16 – OUTSTANDING SECURITIES (UNIT)	30,000
17 – TREASURY SECURITIES (UNIT)	0
18 – REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE PLACED (UNIT)	0
21 – LATEST AGREEMENT DATE	
22 – NEXT EVENT DATE	06/15/2002

16.01 – OTHER INFORMATION DEEMED TO BE IMPORTANT FOR BETTER UNDERSTANDING THE COMPANY

NEW MARKET

On April 18, 2002, our shareholders approved amendments to our Articles of Incorporation, for the purpose of making them compatible with the requirements of the New Market Listing Regulation. On April, 24, 2002, our common shares were admitted to trading in the New Market.

Introduction

Companies entering in the New Market are voluntarily submitted to certain more strict rules, being undertaken, for instance, to (i) issue only common shares, (ii) keep, at least, 25% of the Company's outstanding shares, (iii) detail and include additional information in the Quarterly Information Report, and (iv) make the annual financial information available in English and based on internationally accepted accounting principles. The adhesion to the New Market occurs upon the execution of agreements between the company, its officers and controlling shareholders and the BOVESPA (State of São Paulo Stock Exchange), in addition to adaptation of the company's articles of incorporation to the new rules provided for in the New Market Listing Regulation.

Upon executing the mentioned agreements, companies must abide by the New Market's rules and practices. The rules imposed by the New Market aim at providing the market with transparence in relation to the activities and the economic condition of the companies, as well as they grant enhanced powers to the minority shareholders in the management of the companies, among other rights. The main rules relating to the New Market are briefly described below, to which the Company is also subject.

As a result of the enactment of National Monetary Council Resolution no. 2829, of March 30, 2001, as further amended, providing for new rules for investment of funds owned by closed-end private pension plans, shares issued by companies adopting different corporate governing practices, such as those companies the securities thereof are admitted to trading in the New Market special segment or whose listing classification is Level 1 or Level 2 in accordance with the regulations issued by the BOVESPA may have a larger participation in the investment portfolio of such pension funds. Thus, shares issued by companies having adopted the corporate governing practice, started being, as from the enactment of Resolution no. 2829/01 and further amendments, an important and attractive investment for closed-end private pension plans which are major investors in the Brazilian capital market. This fact may stimulate the development of the New Market, benefiting companies the securities thereof are traded therein, including Sabesp, in case the latter may actually adhere to the New Market.

Authorization for Trading in the New Market

Firstly, a company intending to have its securities listed in the New Market should keep its registration with the CVM as a publicly-held company. In addition, the company should execute a New Market participation agreement and adapt its memorandum of association to the minimum requirements provided for by the BOVESPA. In relation to the capital stock structure, it should be divided solely in common shares and a minimum portion of shares, representing 25% of the capital stock, should be kept outstanding by the company. It is also forbidden for companies having their securities listed in the New Market to issue (or keep outstanding) founder's shares.

16.01 - OTHER INFORMATION DEEMED TO BE IMPORTANT FOR BETTER UNDERSTANDING THE COMPANY

Board of Directors

The board of directors of companies authorized to have their shares traded in the New Market shall comprise at least five (5) members, elected by the general shareholders meeting, for a unified term of office of one (1) year, reelection being permitted. All the members of the board of directors and of the board of executive officers must sign an Instrument of Consent by the Officers, conditioning the investiture in the respective offices to the execution of the mentioned document. By means of the Instrument of Consent, the new officers of the company are personally committed to act in conformity with the New Market Participation Agreement, the Arbitration Regulation and the New Market Listing Regulation.

Public Distributions

In any and all public distributions of shares, a company listed in the New Market should use its best efforts in order to achieve stock dispersion, through the adoption of special procedures designed to ensure access to all interested investors, or the distribution to individuals or non-institutional investors of, at least, 10% of the total shares to be distributed.

The prospectus relating to public distributions of shares of companies adhering to the New Market should contain some minimum requirements, in addition to the other requirements provided for in the laws and regulations in force and to regulations enacted by self-regulatory entities as, for instance, an enhanced description of the risk factors associated to the company's activities, the company's activities, the management's analysis and discussion concerning the financial statements and the company's issued securities and information as for the stock position of everyone holding more than 5% of the company's capital, either directly or indirectly, up to individuals' level.

In the event of a capital increase that has not been fully subscribed, the controlling shareholders are required to take all the necessary actions in order to recompose the minimum percentile of 25% of the company's outstanding shares within the six (6) months following the homologation of the respective subscription.

Divestiture of the Stock Control

The divestiture of the stock control of a company adhering to the New Market, either by means of (i) one sole transaction, (ii) successive transactions, or (iii) by a party already holding shares of the company and which may purchase the share control thereof by reason of a private share purchase agreement entered into with the controlling shareholders, shall be carried out under the suspensive or resolutory condition that the purchaser will be committed, within not more than ninety (90) days, to effect a public offering of acquisition of the other shares from the other company's shareholders, in such a manner as to ensure equal treatment to that awarded to the selling controlling shareholder. In addition, in case of item (iii) above, the purchaser shall hold the shareholders harmless from any party having purchased shares in a stock exchange during the six (6) months preceding the date of divestiture of the stock control, by paying the difference between the price paid by the selling controlling shareholder and the amount paid at the stock exchange, duly updated.

The selling controlling shareholder may not transfer the ownership of its shares unless after the purchaser has signed the Instrument of Consent by the Officers.

Trading of Securities by Controlling Shareholders, Officers and Members of the Statutory Audit Committee

16.01 - OTHER INFORMATION DEEMED TO BE IMPORTANT FOR BETTER UNDERSTANDING THE COMPANY

The controlling shareholders, officers and members of the company's statutory audit committee having adhered to the New Market should communicate to the BOVESPA the quantity and features of securities issued by the company directly or indirectly held by them. In addition, the company should adopt internal policy procedures comprising temporary restrictions to trading of securities owned by its controlling shareholders, officers and members of the statutory audit committee in certain situations, such as, for instance, deliberations of capital increase and distribution of dividends, until the publication of the respective notices of call or announcements and in the period between the month preceding the end of the fiscal year and the date of disclosure of the company's financial statements.

Periodic Information

In addition to the usual information required by the laws and regulations in force, a company listed in the New Market should provide the following periodic information to the BOVESPA:

- quarterly financial statements and standard financial statements – DFP (both the company's and consolidated statements), including cash flow statement;
- by the end of each fiscal year, in addition to the requirements of the laws in force, in up to thirty (30) days after the term set forth for disclosure of the financial statements, as provided by law, (i) consolidated financial statements prepared in accordance with international US GAAP or IASC GAAP standards, in reais or North-American dollars, accompanied by the management's report and explanatory notes, disclosed in English; or (ii) the full financial statements, management's report and explanatory notes prepared in accordance with the Brazilian corporate laws, also in English, accompanied by an additional explanatory note showing the conciliation of the income for the fiscal year and the shareholders' equity, ascertained pursuant to Brazilian accounting criteria and to international US GAAP or IASC GAAP, as the case may be, evidencing the main differences between the applied accounting criteria;
- quarterly information report – ITR, translated into English or prepared in accordance with international US GAAP or IASC GAAP, in up to fifteen (15) days after the term provided for by the law for its disclosure;
- additional information, other than the mandatory information provided by law, submitted together with the Quarterly Information Report – ITR;
- additional information, other than the mandatory information provided by law, submitted together with the Annual Information Report – IAN;
- holding, at least once a year, of a public meeting with analysts and any other interested parties, for the purpose of disclosing information as for its respective economic-financial condition, projects and outlooks;
- annual calendar, disclosed until the end of January of every year, informing scheduled corporate events;
- information as to any and all agreements having been entered into (i) between the company and its controlled and allied companies, officers and controlling shareholders; (ii) between the company and its controlled and allied companies and their officers and controlling shareholders; or (iii) between the company and other companies which, together with any of these persons integrates a same group in fact or at law, whenever an amount equal to or higher than fifty thousand reais (R$50,000.00) is reached in one

sole agreement or in successive agreements, with or without the same purpose, in any period of one year;

- copy of all shareholders' agreements filed with its head-office and notifying all entries made to its books, sent together with the trading authorization request in the New Market; and

- copy of all purchase option programs for stock or other securities issued by the company, intended to its employees or officers.

Cancellation of Registration as a Publicly-Held Company and Withdrawal from the New Market

The company may, at any time, withdraw itself from the New Market, provided that its withdrawal is (i) previously approved in a general shareholders meeting representing at least more than one half of the company's capital stock, and (ii) communicated to the BOVESPA in writing, at least thirty (30) days in advance. The withdrawal from the New Market does not imply for the company its losing the condition of a company registered with the BOVESPA. The resolution made by the general shareholders meeting favorably to the withdrawal from the New Market must specify whether the withdrawal will be occasioned by a reason of cancellation of the company's registration as a publicly-held company with the CVM or because the securities issued by it shall start being registered for trading outside the New Market.

If the withdrawal from the New Market occurs due to reason of cancellation of the company's registration with the CVM as a publicly-held company, it will be necessary to have an evaluation report of its shares at their respective economical value prepared by a specialized firm, in addition to meeting the requirements set forth in the laws in effect. Further, the controlling shareholder of the Company shall effect a public offering for the acquisition of the outstanding shares, whereby the minimum share price to be offered should correspond to the economic value ascertained in the above referred evaluation report.

If the Company's withdrawal from the New Market occurs for the securities issued by it to start being registered for trading outside the New Market, the controlling shareholder shall effect a public offering for acquisition of the shares owned by the other company's shareholders, within a period of ninety (90) days, at the economic value ascertained in the evaluation report prepared in accordance with the preceding paragraph.

In case the Company's withdrawal from the New Market occurs by reason of a corporate reorganization transaction, in which the company resulting from such reorganization is not admitted for trading in the New Market, the controlling shareholder shall, within one hundred and twenty (120) days counted from the date of the general shareholders meeting that approved the referred reorganization, carry out a public offering for acquisition of the outstanding shares, at their economical value, ascertained in accordance with the evaluation report prepared under the terms hereinabove described.

In case the company's stock control is disposed of within the twelve (12) months subsequently to its withdrawal from the New Market, the selling controlling shareholder and the purchaser shall be required to offer the acquisition of their shares to the remaining shareholders for the price and under the conditions obtained by the selling controlling shareholder upon the disposal of its own shares, with due regard to the rules applicable to divestiture of stock control as described above.

In case the company's stock control is divested within the twelve (12) months subsequently to its withdrawal from the New Market, the divesting controlling shareholder and the purchaser shall be required to offer the acquisition of their shares to the remaining shareholders for that price and under those conditions as obtained by the divesting controlling shareholder upon the acquisition of its own shares, with due regard to the above described rules applying to divestiture of stock control.

16.01 - OTHER INFORMATION DEEMED TO BE IMPORTANT FOR BETTER UNDERSTANDING THE COMPANY

After the withdrawal from the New Market, the company's securities may not be traded again in the New Market for a minimum period of two (2) years, counted from the date on which the withdrawal has been formally effected, save if the company has its stock control disposed of after its formal withdrawal from the New Market.

Sanctions

Companies defaulting in their compliance, with fully or partially, with their obligations provided for in the New Market Regulation shall be notified by the BOVESPA, which will determine a term for the default to be remedied. In case the company does not comply with the provisions of BOVESPA's notice, the BOVESPA shall be authorized to apply money sanctions, such as fines, or non-pecuniary sanctions, such as separate disclosure of their securities prices or suspension of trading thereof in the New Market, being further entitled to authorize the company to trade in the New Market.

Arbitration Chamber

Companies listed in the New Market, their controlling shareholders, officers and members of the Statutory Audit Committee are undertaken to settle all the disputes arising in relation to the New Market before the New Market Arbitration Chamber, specially created by the BOVESPA for such purpose. The rules governing the Arbitration Chamber are provided for in a proper regulation, which is available from the BOVESPA.

Public Secondary Distribution of Common Shares

A public secondary distribution of four billion, six hundred and fifteen million, two hundred and sixty thousand (4,615,260,000) registered, book-entry, Common Shares, without face value, issued by SABESP, owned by the State of São Paulo, was effected on 05/10/2002, upon placement of these Shares in both the Brazilian and the international markets, which shares are represented by American Depositary Shares ("ADSs"), and such amount may be added by up to six hundred and ninety-two million, two hundred and eighty-nine thousand (692,289,000) Shares, all of them for the price of one hundred and ten Reais (R$ 110.00) per lot of one thousand shares, in the case of the Institutional Offer, and one hundred and four Reais and fifty cents (R$ 104.50) per lot of one thousand Shares, in the case of the Retail Offer, and twelve Dollars and twenty-two cents (US$ 11.22) per ADS, representing 250 Shares, in the case of the International Offer, totaling approximately R$ 507 million. The public secondary distribution was carried out by the State of São Paulo, SABESP's controlling shareholder, as authorized by State Law no. 8.523, of December 29, 1993, with due regard to the State's obligation to keep, either directly or indirectly, the ownership of at least two thirds (2/3) of SABESP's common shares. SABESP's resolutions in relation to this public offer were made at the Meetings of its Board of Directors, dated November 08, 2001 and April 18, 2002.

The Shares were distributed simultaneously in the Brazilian market, by means of a public secondary distribution in a non-organized over-the-counter market, under a standby underwriting transaction, in conformity with the provisions of CVM Instruction no. 88, of November 03, 1988, and in the international market.

Out of the total Shares that are the subject matter of the Global Offer, three billion, three hundred and sixty-three million, six hundred and thirty-six thousand, two hundred and fifty (3,363,636,250) Shares were initially distributed in the Brazilian market ("Brazilian Offer"), through Banco UBS Warburg S.A. and Banco Santander Brasil S.A. ("Brazilian Offer Coordinators") and/or the sub-contracted financial institution authorized to operate in the Brazilian capital market. The one billion, two hundred and fifty-one million, six hundred and twenty-three thousand, seven hundred and fifty (1,251,623,750) remaining Shares were distributed in the international market.

16.01 – OTHER INFORMATION DEEMED TO BE IMPORTANT FOR BETTER UNDERSTANDING THE COMPANY

After such sale, and the increase intended for meeting the demand surplus, the stock position is as follows:

STOCK POSITION
CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
As of 06/13/2002

Shareholder	Common Shares	%
CONTROLLING SHAREHOLDER	20,376,674,058	71.55
MANAGEMENT		
Board of Directors	15	
Board of Executive Officers	1	100%
Statutory Audit Committee	0	
TREASURY STOCK	0	
OTHER SHAREHOLDERS	8,102,903,753	28.45
TOTAL	28,479,577,827	100.00
OUTSTANDING SHARES	8,102,903,753	28.45

17.01 – SPECIAL REVIEW REPORT – WITHOUT RESTRICTIONS

Independent Auditors' Report
on the limited review

May 16, 2002, except as for Note 20, the date thereof is August 09,2002.

To the Management and Shareholders of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP

1. We have made a limited review of the accounting information supplied in the Quarterly Report – ITR, issued by Companhia de Saneamento Básico do Estado de São Paulo - SABESP, for the quarterly periods ended on March 31, 2002 and 2001, prepared under the responsibility of the Company's Management.

2. Our review was conducted in accordance with the specific standards established by the Brazilian Institute of Independent Auditors – IBRACON, in conjunction with the Federal Accountancy Board and consisted particularly of: (a) inquiries and discussions with the management staff responsible for the accounting, financial and operating areas of the company with regard to the major procedures adopted in the preparation of the quarterly report and (b) review of the relevant information and subsequent events which have or may have significant effects on the financial position and results of the Company's operations.

3. Based on our limited review, we are not aware of any relevant change that should be made to the above mentioned quarterly report to make it comply with the accounting principles provided for in the Brazilian corporation law applicable to the preparation of a quarterly report in accordance with the regulations of the Brazilian Securities and Exchange Commission (CVM).

4. The Quarterly Report (ITR) also contains accounting information relating to the quarterly period ended on December 31, 2001. We have reviewed such information at the time of its preparation, in connection with the examination of the financial statements as of this date, on which we issued our corresponding opinion, without restrictions, on February 28, 2002.

PricewaterhouseCoopers
Independent Auditors
CRC 2SP000160/O-5

Júlio César dos Santos
Partner
Accountant CRC 1SP137878/O-6

19.01 – DESCRIPTION OF CHANGED INFORMATION

- Table 03.01 – Income Statement
- Table 04.01 – Explanatory Notes: Notes 4, 10, 14, 17, 20 and 21
- Table 05.01 – Comments on Company's Performance in the Quarter Period: Notes 1 and 3